KING & SPALDING

King & S
1180 Pe
Atlanta,
www.k

Keith M. Townsend
Direct Dial: 4045723517
Direct Fax: 4045725147
ktownsend@kslaw.com

07022846

RECEIVED
2007 APR 23 A 10: 03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 20, 2007

Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

SUPPL

Re: Software AG File No. 082-34914

Ladies and Gentlemen:

We are submitting this letter on behalf of our client, Software AG (the "Company"), a stock corporation incorporated under the laws of the Federal Republic of Germany, in order to provide certain home country information in connection with the Company's exemption from the requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") pursuant to Rule 12g3-2(b) thereunder. Information included in this letter is based on information provided to us by the Company.

The Company previously established a sponsored Level I American Depositary Receipt facility with Deutsche Bank Trust Company Americas as the Depositary. The exemption was sought in connection with the establishment of this facility. The facility is currently inactive but may become active in the future.

Copies of the English versions of the documents listed in Annex I made public, filed or distributed since August 18, 2005 of which an English version was prepared are submitted herewith as Annex II. The same information can also be accessed through the Company's website at www.softwareag.com. This information includes certain annual and interim financial reports, invitations to the Company's annual general meeting, and certain press releases. This information is being submitted to bring the Company current in its obligation to furnish certain home country information with the SEC. We understand that, on a going forward basis, the Company will provide the information described in Annex I promptly after such information is made public.

If you have any questions with regard to this information, please do not hesitate to contact the undersigned at King & Spalding LLP at 404-572-3517.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to the undersigned in the self-addressed, stamped envelope provided for that purpose.

Very truly yours,

Keith M. Townsend

PROCESSED
APR 24 2007
THOMSON
FINANCIAL

Enclosures

Annex I: Material Information Made Public by Software AG

	Type of Information	Language	Date of Publication	Source of Publication Requirement	Documents Published Since August 2005 and Attached in Annex II
1.	Articles of Association	English	On incorporation	German Stock Corporation Act; German Commercial Code	As of April 2, 2007
2.	Changes to Articles of Incorporation	English	Upon changes taking effect	German Stock Corporation Act; German Commercial Code	See #1 Above
3.	Annual Report	English	Within three months after the end of fiscal year (90 day under the GCGC*)	German Stock Corporation Act; Rules and Regulations of the Prime Standard, German Commercial Code; GCGC*	• 2005 • 2006
4.	Interim report (first six months)	English	Within two months after the end of the first six months of the fiscal year (within 45 days under the GCGC*)	German Stock Corporation Act; German Stock Exchange Admission Regulation; Rules and Regulations of the Prime Standard; GCGC*	• Q2/2005 • Q3/2005 • Q1/2006 • Q2/2006 • Q3/2006
5.	Quarterly report (first three quarters)	English	Within two months after the end of the first six months of the fiscal year (within 45 days under the GCGC*)	Rules and Regulations of the Prime Standard; GCGC*	See #4 Above
6.	Any concrete non-public and market price-sensitive information directly affecting the Company (Ad-hoc publicity)	English	Without delay	German Securities Trading Act; Rules and Regulations of the Prime Standard; GCGC*	As of: • April 12, 2005 • March 31, 2007 • April 5, 2007
7.	Directors' dealings in shares of the Company and derivatives or other financial instruments linked to such shares which exceed a total of €5,000 by the end of any calendar year	German	Within five business days	German Securities Trading Act; GCGC*	N/A
8.	Notice of annual general meeting	German English	At least one month prior to last day for registration to participate in meeting (7 days before such meeting)	German Stock Exchange Admission Regulation; Rules and Regulations of the Prime Standard; German Stock Exchange Admission Regulations	For the • Annual general meeting 2006 on May 12, 2006 • Annual general meeting 2007 on May 11, 2007

* Provisions of the German Corporate Governance Code (GCGC) that do not appear in statutory laws are not binding but instead are recommendations or suggestions. Companies subject to the GCGC are required to announce each year the extent to which they comply and intend to comply with the recommendations and suggestions.

9.	Dividend payments and changes to capital (*e.g.*, issues of new shares, exercise of exchange and subscription rights)	German	Without delay	Rules and Regulations of the Prime Standard; German Stock Exchange Admission Regulations	As of March 12, 2007
10.	Shareholding exceeding, or falling below, 5%, 10%, 25%, 50% or 75% of issuer's voting rights	German	Without seven calendar days after the shareholding has exceeded or fallen below one of the thresholds	German Securities Trading Act	As of • December 12, 2004 • February 11, 2005 • July 18, 2005 • July 29, 2005 • February 15, 2006 • February 24, 2006 • November 1, 2006
11.	Change in the composition of the management or supervisory boards	English	As soon as possible	German Stock Corporation Act	• see pg 5 of the annual report 2006
12.	Finance calendar for each fiscal year, stating the dates of the annual stockholders' meeting, presentation of the annual financial statements and analyst meeting	English	At beginning of each fiscal year and sufficiently in advance of listed events	Rules and Regulations of the Prime Standard; GCGC*	• 2007
13.	Base compensation and arrangements for variable compensation of members of the Supervisory Board	English	When taking effect in Articles of Association or without delay after resolutions of shareholders	German Stock Corporation Act	• see pg 103 of the annual report 2005 • see pg 111 of the annual report 2006
14.	Variable compensation actually paid to members of the Supervisory Board and Compensation of members of the Board of Managing Directors	English	When released	GCGC*	• see pg 103 of the annual report 2005 • see pg 111 of the annual report 2006
15.	Statement of Compliance with GCGC	English	Annually	German Stock Corporation Act	As of: • February 2006
16.	Press releases (to extent not included in any of the above categories)	English	When released	GCGC*	See separate enclosure: • August 2005 to present

* Provisions of the German Corporate Governance Code (GCGC) that do not appear in statutory laws are not binding but instead are recommendations or suggestions. Companies subject to the GCGC are required to announce each year the extent to which they comply and intend to comply with the recommendations and suggestions.

Annex I: Material Information Made Public by Software AG

	Type of Information	Language	Date of Publication	Source of Publication Requirement	Documents Published Since August 2005 and Attached in Annex II
1.	Articles of Association	English	On incorporation	German Stock Corporation Act; German Commercial Code	As of April 2, 2007
2.	Changes to Articles of Incorporation	English	Upon changes taking effect	German Stock Corporation Act; German Commercial Code	See #1 Above
3.	Annual Report	English	Within three months after the end of fiscal year (90 day under the GCGC*)	German Stock Corporation Act; Rules and Regulations of the Prime Standard, German Commercial Code; GCGC*	• 2005 • 2006
4.	Interim report (first six months)	English	Within two months after the end of the first six months of the fiscal year (within 45 days under the GCGC*)	German Stock Corporation Act; German Stock Exchange Admission Regulation; Rules and Regulations of the Prime Standard; GCGC*	• Q2/2005 • Q3/2005 • Q1/2006 • Q2/2006 • Q3/2006
5.	Quarterly report (first three quarters)	English	Within two months after the end of the first six months of the fiscal year (within 45 days under the GCGC*)	Rules and Regulations of the Prime Standard; GCGC*	See #4 Above
6.	Any concrete non-public and market price-sensitive information directly affecting the Company (Ad-hoc publicity)	English	Without delay	German Securities Trading Act; Rules and Regulations of the Prime Standard; GCGC*	As of: • April 12, 2005 • March 31, 2007 • April 5, 2007
7.	Directors' dealings in shares of the Company and derivatives or other financial instruments linked to such shares which exceed a total of €5,000 by the end of any calendar year	German	Within five business days	German Securities Trading Act; GCGC*	N/A
8.	Notice of annual general meeting	German English	At least one month prior to last day for registration to participate in meeting (7 days before such meeting)	German Stock Exchange Admission Regulation; Rules and Regulations of the Prime Standard; German Stock Exchange Admission Regulations	For the • Annual general meeting 2006 on May 12, 2006 • Annual general meeting 2007 on May 11, 2007

* Provisions of the German Corporate Governance Code (GCGC) that do not appear in statutory laws are not binding but instead are recommendations or suggestions. Companies subject to the GCGC are required to announce each year the extent to which they comply and intend to comply with the recommendations and suggestions.

9.	Dividend payments and changes to capital (*e.g.*, issues of new shares, exercise of exchange and subscription rights)	German	Without delay	Rules and Regulations of the Prime Standard; German Stock Exchange Admission Regulations	As of March 12, 2007
10.	Shareholding exceeding, or falling below, 5%, 10%, 25%, 50% or 75% of issuer's voting rights	German	Without seven calendar days after the shareholding has exceeded or fallen below one of the thresholds	German Securities Trading Act	As of • December 12, 2004 • February 11, 2005 • July 18, 2005 • July 29, 2005 • February 15, 2006 • February 24, 2006 • November 1, 2006
11.	Change in the composition of the management or supervisory boards	English	As soon as possible	German Stock Corporation Act	• see pg 5 of the annual report 2006
12.	Finance calendar for each fiscal year, stating the dates of the annual stockholders' meeting, presentation of the annual financial statements and analyst meeting	English	At beginning of each fiscal year and sufficiently in advance of listed events	Rules and Regulations of the Prime Standard; GCGC*	• 2007
13.	Base compensation and arrangements for variable compensation of members of the Supervisory Board	English	When taking effect in Articles of Association or without delay after resolutions of shareholders	German Stock Corporation Act	• see pg 103 of the annual report 2005 • see pg 111 of the annual report 2006
14.	Variable compensation actually paid to members of the Supervisory Board and Compensation of members of the Board of Managing Directors	English	When released	GCGC*	• see pg 103 of the annual report 2005 • see pg 111 of the annual report 2006
15.	Statement of Compliance with GCGC	English	Annually	German Stock Corporation Act	As of: • February 2006
16.	Press releases (to extent not included in any of the above categories)	English	When released	GCGC*	See separate enclosure: • August 2005 to present

* Provisions of the German Corporate Governance Code (GCGC) that do not appear in statutory laws are not binding but instead are recommendations or suggestions. Companies subject to the GCGC are required to announce each year the extent to which they comply and intend to comply with the recommendations and suggestions.

software AG

Articles of Association of Software AG

I. GENERAL PROVISIONS

Paragraph 1

The company is named

"Software Aktiengesellschaft."

Its registered office is in Darmstadt.

Paragraph 2

The company's objects are the business utilization of data processing programs and all other products in the area of data processing.

The company can take all actions which are appropriate to achieve its objects. It can establish other businesses and can acquire, and acquire participations in, other enterprises of a similar or related nature.

Paragraph 3

The company's financial year is the calendar year.

Paragraph 4

The company publishes its notices in the electronic Federal Gazette only, to the extent that mandatory statutory provisions do not prescribe another form of publication.

II. SHARE CAPITAL AND SHARES

Paragraph 5

The share capital amounts to €85,319,346.
It is divided into 28,439,782 no par bearer shares.

The share capital is nominal up to €2,711,598, divided into up to 903,866 no par bearer shares, conditionally increased. The conditional capital increase serves the granting of subscription rights to members of the Executive Board and senior executives of Software AG and its associated enterprises in accordance with the resolution passed by the General Shareholders' Meeting on September 21, 1998. The conditional capital increase is only implemented insofar as the members of the Executive Board and the senior executives of Software AG and its associated enterprises to whom options were granted exercise their subscription rights. The new shares participate in profits from the beginning of the financial year in which they are created by the issue of the subscription shares.

The registered share capital is to be conditionally increased up to a nominal amount of EUR 2,039,049, divided into up to 679,683 no par bearer shares. The conditional capital increase serves the granting of subscription rights to members of the Executive Board and senior executives of Software AG and its associated enterprises in accordance with the resolution passed by the General Shareholders' Meeting on April 27, 2001. The conditional capital increase is only implemented insofar as these beneficiaries to whom options were granted exercise their subscription rights. The new shares participate in profits from the beginning of the financial year in which they are created by the issue of the subscription shares.

The registered share capital shall be conditionally increased by up to an additional nominal amount of EUR 33,000,000, divided into 11,000,000 bearer shares each having a notional amount of the registered share capital of EUR 3. The conditional capital increase will be carried out only to the extent that the holders of the warrants from the option bonds or of the conversion rights from the convertible bonds, which are issued by Software AG or a wholly-owned direct or indirect subsidiary of Software AG on the basis of the authorization approved by the General Shareholders' Meeting of May 13, 2005, exercise their option or conversion rights or satisfy an option duty or a conversion duty (also in the event the company exercises its right of election). The new shares will have dividend rights beginning in the financial year in which they are created. The Executive Board is authorized, subject to the consent of the Supervisory Board, to stipulate additional details concerning the execution of the conditional capital increase.

Subject to the Supervisory Board's approval, the Executive Board shall be authorized to increase the Company's registered share capital by up to € 41,803,632 in total in one or more increments in the period through May 12, 2011, by issuing up to 13,934,544 new no par bearer value against cash contributions and/or contributions in kind (Authorized Capital). The Executive Board may exclude the shareholders' pre-emptive rights in the following situations only:

(1) The Executive Board shall be authorized to exclude shareholders' pre-emptive rights in respect of fractional amounts.

(2) Subject to the Supervisory Board's approval, the Executive Board shall be authorized to exclude shareholders' pre-emptive rights up to a maximum nominal amount of € 88,632 for purposes of issuing the new shares to employees of the Company and affiliates within the meaning of §§ 15 et seq. AktG in connection with an employee stock option plan. A financial institution may underwrite the new shares, subject to the restriction that only eligible employees will be entitled to purchase such shares as directed by the Company.

(3) Subject to the Supervisory Board's approval, the Executive Board shall be authorized to exclude shareholders' pre-emptive rights in the event of a capital increase against contributions in kind, provided that the contribution in kind is made for purposes of acquiring companies or any divisions or equity interests therein.

(4) Subject to the Supervisory Board's approval, the Executive Board shall be authorized to exclude shareholders' pre-emptive rights in the event of a capital increase against cash contributions, provided that the capital increase resolved pursuant to this authorization does not exceed a total of 10% of the registered share capital as it exists at the time this authorization is utilized for the first time, and provided that the issue price is not significantly lower than the stock market price. The cap of 10 % of the registered share capital will be reduced by the pro rata portion of the registered share capital attributable to own shares of the Company that are sold during the term of the Authorized Capital but subject to the exclusion of shareholders' pre-emptive rights in accordance with §§ 71 (1) no. 8 sentence 5 and 186 (3) sentence 4 AktG. The cap will also be reduced by the pro rata portion of the registered share capital attributable to shares that are to be issued with an option or conversion right or conversion obligation in order to cover warrant bonds or convertible bonds, provided the bonds are issued during the term of the Authorized Capital and pre-emptive rights are excluded based on the analogous application of § 186 (3) sentence 4 AktG.

Paragraph 6

The Executive Board will determine the form the share certificates, profit-participation and renewal coupons will take. The shareholder's claim to evidenced shares is excluded.

III. BOARD OF MANAGEMENT

Paragraph 7

The Executive Board will comprise several members. The number of members of the Executive Board is determined by the Supervisory Board. The Supervisory Board can also appoint alternate members of the Executive Board and issue standing orders for the Executive Board.

Paragraph 8

The company is represented by two members of the Executive Board jointly or by one member of the Executive Board together with an authorized signatory.
The Supervisory Board may, by special resolution, authorize representation by one person in certain circumstances. In addition, it may release a member of the Executive Board from the restrictions prescribed by Paragraph 181 BGB (German Civil Code) by special resolution.

IV. SUPERVISORY BOARD

Paragraph 9

The Supervisory Board consists of six members.

Each member of the Supervisory Board can resign his appointment after giving one month's notice, with or without an important reason.

The General Shareholders' Meeting shall appoint members of the Supervisory Board with respect to whom it is not bound to vote in accordance with any nomination, for a term of office that ends no later than in the year in which the General Shareholders' Meeting is held following the Supervisory Board member's reaching 70th years of age.

Paragraph 10

The period of office of the Chairman of the Supervisory Board and his Deputy depends on their current periods of office as members of the Supervisory Board. Re-election is permissible if the member concerned is re-appointed as a member of the Supervisory Board.

Paragraph 11

The Supervisory Board has a quorum to pass resolutions when its members have been invited, in writing posted to their last known addresses, and a minimum of three members, including the Chairman or his Deputy, are present. The Chairman of the Supervisory Board, or his Deputy, will chair the meeting. The Chairman of the particular meeting will decide on the manner of voting.

Supervisory Board resolutions will be passed by simple majorities. In case of a deadlock, the Chairman of the particular meeting has a tie-breaking vote - in the case of appointments, lots will be drawn.

The Supervisory Board may also hold meetings or vote in writing, by phone or other means of telecommunication, without a meeting having been convened, if the Chairman or Deputy Chairman issues instructions for passing resolutions in that form and no member of the Supervisory Board objects to this procedure.

Supervisory Board declarations of intention will be issued in the name of the Supervisory Board by its Chairman or a member authorized by him to do so.

Paragraph 12

The Executive Board may only implement certain business transactions with the prior approval of the Supervisory Board. These transactions are specified in the by-laws for the Executive Board.
The Supervisory Board is empowered to pass resolutions on changes to the articles of association which relate only to the wording thereof.

Paragraph 13

The Chairman or his Deputy convenes the Supervisory Board's meetings, complying with a one-week period of notice, and, if possible, giving information on the agenda.

Paragraph 14

Members of the Supervisory Board will receive, in addition to refunds of their expenses, a fixed amount of remuneration (payable after the end of the financial year) which will be decided upon each year by the General Shareholders' Meeting.

V. GENERAL SHAREHOLDERS' MEETING

Paragraph 15

The General Shareholders' Meeting which resolves on the approval of the actions of the Executive Board and the Supervisory Board, the appropriation of the profit, the appointment of the auditors of the annual financial statements and, if appropriate, the approval of the annual financial statements, will take place within the first six months of each financial year.

Paragraph 16

The General Shareholders' Meeting will be convened by the Executive Board. The General Shareholders' Meeting will be called at least thirty days prior to the day set as the deadline for shareholders to register for the meeting.

The General Shareholders' Meeting will be held at the company's registered office or at the location of a German Stock Exchange.

The Company may broadcast the General Shareholders' Meeting in picture and sound. The meeting may also be broadcast in a form that is fully accessible to the public. The method of broadcast must be announced in the notice of meeting.

Paragraph 17

Shareholders who wish to participate in and vote at the General Shareholders' Meeting must register for the meeting. The Company must receive the registration form at the address specified in the notice of meeting by no later than the seventh day prior to the General Shareholders' Meeting.

Shareholders must also provide evidence of their entitlement to participate in and vote at the General Shareholders' Meeting. Sufficient for this purpose is a written confirmation of their share ownership (either in German or in English) from their custodian institution. The confirmation of share ownership must be current as of the commencement of the twenty-first day prior to the meeting and must be received by the Company at the address specified in the notice of meeting by no later than the seventh day prior to the meeting.

If the company appoints proxies to exercise the voting rights, the proxy form may be issued either in writing or by electronic means, as the latter is specified by the company. The details for issuing such proxy forms will be published in the company gazettes together with the convocation of the General Shareholders' Meeting.

Paragraph 18

The General Shareholders' Meeting will be chaired by the Chairman of the Supervisory Board or his Deputy or another member of the Supervisory Board. If no member of the Supervisory Board is present or willing to act as Chairman of the meeting, the oldest shareholder present at the General Shareholders' Meeting will open the meeting and will arrange for the meeting to elect a Chairman of the meeting.

The Chairman of the meeting will decide on the basis of the statutory provisions the procedure of the General Shareholders' Meeting, especially the order of the matters on the agenda, and how voting will be carried out.

The meeting's chairperson may place appropriate time restrictions on the shareholders' right to speak and ask questions and determine further particulars in this regard. Specifically, the meeting's chairperson is authorized to stipulate at the beginning of the General Shareholders' Meeting or during the course of the meeting a reasonable time limit on the duration of the entire General Shareholders' Meeting, on individual items on the agenda or on individual speakers.

Paragraph 19

Resolutions by the General Shareholders' Meeting will be passed by simple majorities of votes cast unless the law stipulates a majority of capital shareholdings as well as a majority of votes cast, in which case resolutions will be passed by simple majorities of votes cast and by simple majorities of capital shareholdings represented when the resolution is passed. If the law requires special voting majorities, the requirement to comply with that special voting majority will not be affected by the above.

If votes cast (for or against) are equal, the motion is held to have been rejected.

VI. APPROPRIATION OF THE PROFIT FOR THE YEAR

Paragraph 20

If the Executive Board and the Supervisory Board approve the annual financial statements, they may transfer up to 100% of the net profit for the year - after deducting the amount which must be transferred to the legal reserve and any loss carry-forwards there may be - to other revenue reserves, provided the other reserves do not exceed one half of the share capital, or if they would not exceed that amount after the transfer.

King & Spalding

3446

Articles of Association of Software AG

I. GENERAL PROVISIONS

Paragraph 1

The company is named

"Software Aktiengesellschaft."

Its registered office is in Darmstadt.

Paragraph 2

The company's objects are the business utilization of data processing programs and all other products in the area of data processing.

The company can take all actions which are appropriate to achieve its objects. It can establish other businesses and can acquire, and acquire participations in, other enterprises of a similar or related nature.

Paragraph 3

The company's financial year is the calendar year.

Paragraph 4

The company publishes its notices in the electronic Federal Gazette only, to the extent that mandatory statutory provisions do not prescribe another form of publication.

II. SHARE CAPITAL AND SHARES

Paragraph 5

The share capital amounts to €85,319,346.
It is divided into 28,439,782 no par bearer shares.

The share capital is nominal up to €2,711,598, divided into up to 903,866 no par bearer shares, conditionally increased. The conditional capital increase serves the granting of subscription rights to members of the Executive Board and senior executives of Software AG and its associated enterprises in accordance with the resolution passed by the General Shareholders' Meeting on September 21, 1998. The conditional capital increase is only implemented insofar as the members of the Executive Board and the senior executives of Software AG and its associated enterprises to whom options were granted exercise their subscription rights. The new shares participate in profits from the beginning of the financial year in which they are created by the issue of the subscription shares.

The registered share capital is to be conditionally increased up to a nominal amount of EUR 2,039,049, divided into up to 679,683 no par bearer shares. The conditional capital increase serves the granting of subscription rights to members of the Executive Board and senior executives of Software AG and its associated enterprises in accordance with the resolution passed by the General Shareholders' Meeting on April 27, 2001. The conditional capital increase is only implemented insofar as these beneficiaries to whom options were granted exercise their subscription rights. The new shares participate in profits from the beginning of the financial year in which they are created by the issue of the subscription shares.

The registered share capital shall be conditionally increased by up to an additional nominal amount of EUR 33,000,000, divided into 11,000,000 bearer shares each having a notional amount of the registered share capital of EUR 3. The conditional capital increase will be carried out only to the extent that the holders of the warrants from the option bonds or of the conversion rights from the convertible bonds, which are issued by Software AG or a wholly-owned direct or indirect subsidiary of Software AG on the basis of the authorization approved by the General Shareholders' Meeting of May 13, 2005, exercise their option or conversion rights or satisfy an option duty or a conversion duty (also in the event the company exercises its right of election). The new shares will have dividend rights beginning in the financial year in which they are created. The Executive Board is authorized, subject to the consent of the Supervisory Board, to stipulate additional details concerning the execution of the conditional capital increase.

Subject to the Supervisory Board's approval, the Executive Board shall be authorized to increase the Company's registered share capital by up to € 41,803,632 in total in one or more increments in the period through May 12, 2011, by issuing up to 13,934,544 new no par bearer value against cash contributions and/or contributions in kind (Authorized Capital). The Executive Board may exclude the shareholders' pre-emptive rights in the following situations only:

(1) The Executive Board shall be authorized to exclude shareholders' pre-emptive rights in respect of fractional amounts.

(2) Subject to the Supervisory Board's approval, the Executive Board shall be authorized to exclude shareholders' pre-emptive rights up to a maximum nominal amount of € 88,632 for purposes of issuing the new shares to employees of the Company and affiliates within the meaning of §§ 15 et seq. AktG in connection with an employee stock option plan. A financial institution may underwrite the new shares, subject to the restriction that only eligible employees will be entitled to purchase such shares as directed by the Company.

(3) Subject to the Supervisory Board's approval, the Executive Board shall be authorized to exclude shareholders' pre-emptive rights in the event of a capital increase against contributions in kind, provided that the contribution in kind is made for purposes of acquiring companies or any divisions or equity interests therein.

(4) Subject to the Supervisory Board's approval, the Executive Board shall be authorized to exclude shareholders' pre-emptive rights in the event of a capital increase against cash contributions, provided that the capital increase resolved pursuant to this authorization does not exceed a total of 10% of the registered share capital as it exists at the time this authorization is utilized for the first time, and provided that the issue price is not significantly lower than the stock market price. The cap of 10 % of the registered share capital will be reduced by the pro rata portion of the registered share capital attributable to own shares of the Company that are sold during the term of the Authorized Capital but subject to the exclusion of shareholders' pre-emptive rights in accordance with §§ 71 (1) no. 8 sentence 5 and 186 (3) sentence 4 AktG. The cap will also be reduced by the pro rata portion of the registered share capital attributable to shares that are to be issued with an option or conversion right or conversion obligation in order to cover warrant bonds or convertible bonds, provided the bonds are issued during the term of the Authorized Capital and pre-emptive rights are excluded based on the analogous application of § 186 (3) sentence 4 AktG.

Paragraph 6

The Executive Board will determine the form the share certificates, profit-participation and renewal coupons will take. The shareholder's claim to evidenced shares is excluded.

III. BOARD OF MANAGEMENT

Paragraph 7

The Executive Board will comprise several members. The number of members of the Executive Board is determined by the Supervisory Board. The Supervisory Board can also appoint alternate members of the Executive Board and issue standing orders for the Executive Board.

Paragraph 8

The company is represented by two members of the Executive Board jointly or by one member of the Executive Board together with an authorized signatory.
The Supervisory Board may, by special resolution, authorize representation by one person in certain circumstances. In addition, it may release a member of the Executive Board from the restrictions prescribed by Paragraph 181 BGB (German Civil Code) by special resolution.

IV. SUPERVISORY BOARD

Paragraph 9

The Supervisory Board consists of six members.

Each member of the Supervisory Board can resign his appointment after giving one month's notice, with or without an important reason.

The General Shareholders' Meeting shall appoint members of the Supervisory Board with respect to whom it is not bound to vote in accordance with any nomination, for a term of office that ends no later than in the year in which the General Shareholders' Meeting is held following the Supervisory Board member's reaching 70th years of age.

Paragraph 10

The period of office of the Chairman of the Supervisory Board and his Deputy depends on their current periods of office as members of the Supervisory Board. Re-election is permissible if the member concerned is re-appointed as a member of the Supervisory Board.

Paragraph 11

The Supervisory Board has a quorum to pass resolutions when its members have been invited, in writing posted to their last known addresses, and a minimum of three members, including the Chairman or his Deputy, are present. The Chairman of the Supervisory Board, or his Deputy, will chair the meeting. The Chairman of the particular meeting will decide on the manner of voting.

Supervisory Board resolutions will be passed by simple majorities. In case of a deadlock, the Chairman of the particular meeting has a tie-breaking vote - in the case of appointments, lots will be drawn.

The Supervisory Board may also hold meetings or vote in writing, by phone or other means of telecommunication, without a meeting having been convened, if the Chairman or Deputy Chairman issues instructions for passing resolutions in that form and no member of the Supervisory Board objects to this procedure.

Supervisory Board declarations of intention will be issued in the name of the Supervisory Board by its Chairman or a member authorized by him to do so.

Paragraph 12

The Executive Board may only implement certain business transactions with the prior approval of the Supervisory Board. These transactions are specified in the by-laws for the Executive Board. The Supervisory Board is empowered to pass resolutions on changes to the articles of association which relate only to the wording thereof.

Paragraph 13

The Chairman or his Deputy convenes the Supervisory Board's meetings, complying with a one-week period of notice, and, if possible, giving information on the agenda.

Paragraph 14

Members of the Supervisory Board will receive, in addition to refunds of their expenses, a fixed amount of remuneration (payable after the end of the financial year) which will be decided upon each year by the General Shareholders' Meeting.

V. GENERAL SHAREHOLDERS' MEETING

Paragraph 15

The General Shareholders' Meeting which resolves on the approval of the actions of the Executive Board and the Supervisory Board, the appropriation of the profit, the appointment of the auditors of the annual financial statements and, if appropriate, the approval of the annual financial statements, will take place within the first six months of each financial year.

Paragraph 16

The General Shareholders' Meeting will be convened by the Executive Board. The General Shareholders' Meeting will be called at least thirty days prior to the day set as the deadline for shareholders to register for the meeting.

The General Shareholders' Meeting will be held at the company's registered office or at the location of a German Stock Exchange.

The Company may broadcast the General Shareholders' Meeting in picture and sound. The meeting may also be broadcast in a form that is fully accessible to the public. The method of broadcast must be announced in the notice of meeting.

Paragraph 17

Shareholders who wish to participate in and vote at the General Shareholders' Meeting must register for the meeting. The Company must receive the registration form at the address specified in the notice of meeting by no later than the seventh day prior to the General Shareholders' Meeting.

Shareholders must also provide evidence of their entitlement to participate in and vote at the General Shareholders' Meeting. Sufficient for this purpose is a written confirmation of their share ownership (either in German or in English) from their custodian institution. The confirmation of share ownership must be current as of the commencement of the twenty-first day prior to the meeting and must be received by the Company at the address specified in the notice of meeting by no later than the seventh day prior to the meeting.

If the company appoints proxies to exercise the voting rights, the proxy form may be issued either in writing or by electronic means, as the latter is specified by the company. The details for issuing such proxy forms will be published in the company gazettes together with the convocation of the General Shareholders' Meeting.

Paragraph 18

The General Shareholders' Meeting will be chaired by the Chairman of the Supervisory Board or his Deputy or another member of the Supervisory Board. If no member of the Supervisory Board is present or willing to act as Chairman of the meeting, the oldest shareholder present at the General Shareholders' Meeting will open the meeting and will arrange for the meeting to elect a Chairman of the meeting.

The Chairman of the meeting will decide on the basis of the statutory provisions the procedure of the General Shareholders' Meeting, especially the order of the matters on the agenda, and how voting will be carried out.

The meeting's chairperson may place appropriate time restrictions on the shareholders' right to speak and ask questions and determine further particulars in this regard. Specifically, the meeting's chairperson is authorized to stipulate at the beginning of the General Shareholders' Meeting or during the course of the meeting a reasonable time limit on the duration of the entire General Shareholders' Meeting, on individual items on the agenda or on individual speakers.

Paragraph 19

Resolutions by the General Shareholders' Meeting will be passed by simple majorities of votes cast unless the law stipulates a majority of capital shareholdings as well as a majority of votes cast, in which case resolutions will be passed by simple majorities of votes cast and by simple majorities of capital shareholdings represented when the resolution is passed. If the law requires special voting majorities, the requirement to comply with that special voting majority will not be affected by the above.

If votes cast (for or against) are equal, the motion is held to have been rejected.

VI. APPROPRIATION OF THE PROFIT FOR THE YEAR

Paragraph 20

If the Executive Board and the Supervisory Board approve the annual financial statements, they may transfer up to 100% of the net profit for the year - after deducting the amount which must be transferred to the legal reserve and any loss carry-forwards there may be - to other revenue reserves, provided the other reserves do not exceed one half of the share capital, or if they would not exceed that amount after the transfer.

See Tab 1

Q2/05

2nd Quarterly Report 2005

SOFTWARE AG
THE XML COMPANY

Key Figures

Key Figures
IFRS, unaudited

€ millions	June 30, 2005	June 30, 2004	Q2 2005	Q2 2004
Revenue	210.8	202.0	110.5	106.3
Products	148.1	143.5	77.4	76.2
of which				
Licensing	59.1	52.6	32.1	29.4
Maintenance	89.0	90.9	45.3	46.8
Professional services	61.6	57.6	32.4	29.6
Other	1.1	0.9	0.7	0.5
EBIT *	44.4	39.4	26.5	24.2
as % of revenue	21	19.5	24	22.8
Income from investments*		24.5		24.5
Net income	27.7	49.2	16.0	39.4
Net income adjusted*	27.7	25.1	16.0	15.4
Earnings per share (EUR)	1.02	0.92	0.59	0.56
Total assets	534.3	528.7		
Cash and cash equivalents	128.8	110.5		
Shareholders' equity	334.4	301.6		
as % of total assets	63	57		
Employees	2,578	2,435		
of which in Germany	763	782		

* pre income from investments (sales of SAP-SI shares in Q2/2004).

Stock: key figures

	June 30 2005	June 30 2004
Year's closing price (XETRA) in €	34.25	23.00
Total number of shares	27,266,752	27,266,752
Market capitalization in € millions	934	627
Year high/year low	34.25/21.80	25.16/11.81

Software AG shares are listed at the Frankfurt Stock Exchange, Germany (Prime Standard, Index TecDAX). ISIN DE 0003304002, Symbol SOW.

Profile

The XML Company

Ever more information needs to be created, administered, and made available. In order to maximize availability, we offer our customers integrated data access in real time. This supports businesses and organizations in achieving their fundamental goals: faster overall processes, comprehensive networking, higher added value, increased competitive strength.

Our products and solutions enable the integration of innovative applications and systems while simultaneously modernizing the IT environment. We are one of the top companies in our market world-wide, and the market leader in Europe.

The Software AG company culture is differentiated by absolute customer orientation. We work in best-practice networks, driving change in an open and transparent way. We focus on profitable growth and a distinctive market profile.

XML (eXtensible Markup Language) is the key technology for the exchange of data and documents. At the same time, it simplifies the integration of new technologies and applications in existing IT architectures.



Karl-Heinz Streibich
Chief Executive Officer
Darmstadt/Germany

Dear shareholders,

Software AG's chief goal for fiscal 2005 is to grow profitably. In the first six months, we achieved an operating margin of 21 percent and sales growth of 5 percent after adjusting for currency fluctuations. This pleasing performance was accompanied by strategic successes in expanding our business geographically, optimizing our product portfolio and adding to our network of partners.

Direct presence in the dynamic IT markets of Latin America
We took a major step in acquiring the APS Group, which gave us direct access to the dynamic IT markets of Latin America. APS Venezuela has been a sales partner of Software AG for more than 25 years, combining sound knowledge of the market with outstanding expertise of our products. APS's customers include some 50 key accounts which already utilize our company's high-performance systems. This gives us ideal starting conditions and enables us to rapidly expand our market position.

Adding technologies to our product portfolio
We have already integrated ApplinX technology from Sabratec – acquired in the first quarter – into our legacy modernization solutions. Our portfolio also gained in attractiveness due to the release of the Enterprise Information Integrator Version 2.1 and the Event Replicator for Adabas.

We are working on developing a worldwide association of renowned software companies to enable us to offer the best solutions. To this end, we entered into an alliance with Fujitsu and intensified our cooperation with Novell during the first quarter. This was followed by partnerships with IDS Scheer and SAP in the second quarter.

Service-oriented architecture in demand

The collaboration with our partners focuses above all on service-oriented architecture (SOA). SOA offers solutions for the most pressing IT demands of the decade. Architecture of this type:

- supports customers in their efforts to modernize existing IT systems rather than replacing them
- meets requirements for integration through web services and allows a complete automation of business processes

SOA allows our customers to tap into competitive advantages in the form of productivity advantages and cost benefits. As a consequence, SOA components are at the top of the list for IT decision makers.

IT trend of the future

Estimates by the Yankee Group project that 75 percent of all companies invest in the implementation of service-oriented architectures. Following the decade of computer centers, the PC era and today's epoch of business applications, SOA is emerging as the wave of the future, in which process innovation will be have priority over product innovation.

Open standards such as XML are regarded as key SOA technologies. Accordingly, Software AG has good prospects for benefiting substantially from the potential offered by this expanding market. We are solidifying our outstanding starting position in the field of SOA through continued systematic development, which also includes integrating the best-practice solutions of our partners in technology.

Basis for growth will be systematically expanded

In order to optimize our product portfolio, we will continue to improve the capacity of our SOA integration components in the second half of the year. At the same time, we will be working on Adabas 2006 and Natural 2006, the next generation of our database system/application development environment. In terms of geographic expansion, we are intensifying our market activities in Latin America. We are also looking increasingly towards the up-and-coming markets of Easter Europe. We see additional opportunities in the Middle and Far East.

In sales, the focus remains on serving our Adabas and Natural customer base and providing solutions for integration and modernization. We will continue to gradually expand Business Process Management (BPM), which will play a crucial role in this area. BPM increases the efficiency of corporate processes, making it a logical addition to our integration business.

Software AG is aiming for accelerated growth in 2006. The progress made in the first half of 2005 and our activities in the second half have laid the foundation for us to achieve this goal.

Karl-Heinz Streibich
Chief Executive Officer

Stock climbs to three-year high

The positive price trend of Software AG stock is continuing. Driven by positive company reports, the share price increased approximately EUR 10 in absolute terms, once again surpassing the Nasdaq 100 and TecDAX reference indices by a wide margin.

Positive company reports lead to outperforming share prices

Technology stocks were given little regard in the second quarter of 2005: The Nasdaq 100 persisted at a nearly unchanged level in the second quarter, and the TecDAX rose only moderately by approx. 2 percent. Our stock performance did not reflect this restraint: Software AG stock rose 36 percent to EUR 34.25 as of the end of June 2005, the highest level in three years.

After publication of our Q1 results we demonstrated to the capital markets that our strategic reorientation is bearing fruit and surpassing market expectations. The credibility of our growth strategy was given another boost when the partnership between Software AG and IDS Scheer was announced in April 2005. In addition, the acquisition of the APS Group in Venezuela and the Caribbean reinforced our presence in Latin America and demonstrated our expansion strategy in growth regions. Based on these positive reports, analyst recommendations for the target price were adjusted upwards.

Price performance attracts new investors

After the steep price increase in June, some investors took profits allowing new investors to enter. For instance, the Liechtenstein-based Classic Fund AG informed us that its voting rights share had fallen below the 5 percent mark on July 18 to 4.9 percent. According to our information, our shareholder structure is as follows: The Software AG Foundation holds approx. 31.6 percent, DIT-Deutscher Investment Trust approx. 5.1 percent, other institutional investors approx. 44 percent and private investors approx. 15 percent of outstanding shares.

Contact with investors and financial analysts remains intensive

We intensified our investor contacts in the second quarter by holding several road shows and participating in seven international investor conferences in Europe and the U.S. We also provide information to investors and media representatives in person on a regular basis in our CEO visit program "Top 100 – customers worldwide." In the quarter under review, we raised awareness in the U.S. and France through this program. In the second half of 2005, we plan to reinforce our presence in the U.S. in particular.

Second quarter earnings exceed expectations

Earnings in the second quarter of 2005 once again surpassed market expectations. The fact that both product lines contributed to revenue growth met a particularly positive response. The stabile business in Enterprise Transaction Systems gives us the financial leeway to expand into new markets and regions. The integration business, which is important for future growth, will continue to see high growth rates. The market is now optimistic that we will reach our growth targets in the current year, a confidence which is already reflected in our share price. Software AG stock closed at EUR 37.25 on July 31, 2005.

Comparison of share development with leading indices


145
130
115
100
85
Dec 31, 2004
Jan 31, 2005
Feb 28, 2005
March 31, 2005
April 30, 2005
May 31, 2005
June 30, 2005
Software AG
TecDAX
Nasdaq 100

Software AG grows profitably – Good performance in second quarter

High earnings and steady sales growth continue to reflect our corporate development. Quarterly earnings before taxes and interest (EBIT) rose to €26.5 million, driven mainly by increasing license revenue. We also made major progress in implementing our strategy – geographic growth, expansion of our partner network and expansion of our product portfolio.

Group sales at Software AG climbed to €110.5 million in the second quarter of 2005 (previous year: €106.3 million), surpassing the prior-year period by 5 percent and the first quarter of this year by 10 percent after adjustment for currency translation. Licensing revenue once again made above-average gains, increasing to €32.1 million (previous year: €29.4 million), corresponding to a currency-adjusted increase of 10 percent.


Total sales by segment
Maintenance 41%
Licensing 29%
Project services 29%
Other 1%

Licensing revenues for Enterprise Transaction Systems increased to €24.0 million (previous year: €21.8 million). This business unit benefited from the continuing high market potential for modernization of existing IT systems as well as from new product releases and portfolio expansion.

Higher share for Software AG's integration products

More than one-fifth of our license revenue is attributable to the XML Business Integration business unit, which addresses the expanding market for corporate-wide integration of business processes. Software AG's growing portfolio in this field consists primarily of in-house developed products with some third-party products. Sales of Software AG integration products rose 29 percent to €6.3 million. This dynamic upward trend underlines our increasing strengths in this strategic growth area.

Sales of third-party products was reduced according to plan. As a result, sales of third-party products declined to €0.6 million (previous year: €2.2 million). All in all, revenues from the licensing of integration software totaled €6.9 million (previous year: €7.0 million).


Licensing revenues for XML Business Integration
€ millions
Software AG products
4.8
6.3
Third-party products
2.2
0.6
Q2 2004
Q2 2005

Professional services in upward trend

Maintenance revenues declined slightly in the second quarter to €45.3 million (previous year: €46.8 million) as a result of currency translation and special effects. This decrease was more than compensated for, however, by higher license revenues. Total product revenue – combining maintenance and licensing – amounted to €77.4 million after €76.2 million in the same period of the previous year.

The increase in Professional Services already experienced in the first quarter gained momentum. At €32.4 million (previous year: €29.6 million), sales outperformed the previous year's figure by 10 percent after adjustment for currency effects.

Significant rise in income in all regions

We experienced above-average growth in the Southern and Western Europe region, which includes Latin America. Sales rose 10 percent to €36.6 million. This major increase resulted from organic growth as well as from our successful geographic diversification. Sales were driven by license revenue, which makes up a full quarter of total revenue in this region. The earnings contribution improved even more than revenue: EBITA generated in this region was 29 percent over the previous year's figure, reaching €4.4 million.

In the Central and Eastern European/Asia region, revenue rose to €29 million (previous year: €27.5 million). In addition to the licensing business, Professional Services picked up, increasing by one-third. We increased EBITA for this region by 12 percent to €4.5 million.

In the North America/Northern Europe region, revenue amounted to €45.2 million (previous year: €45.8 million). The slight decline of €0.6 million translates into slight growth after adjustment for currency effects. Particular success was achieved in increasing sales of Professional Services in the USA, where orders on hand for integration projects rose sharply. At €15.1 million EBITA, this region – which is the most profitable – surpassed the high level of the previous year by 9 percent.

Revenue and earnings trend by region

	Revenue		EBITA	
€ millions	Q2 2005	Q2 2004	Q2 2005	Q2 2004
North America/Northern Europe	[redacted]	45.8	[redacted]	13.9
Central and Eastern Europe/Asia	[redacted]	27.5	[redacted]	4.0
Southern and Western Europe/Latin America	[redacted]	33.[illegible]	[redacted]	3.4

EBIT margin increases to 24 percent

The Group's operating earnings (EBIT) rose to €26.5 million (previous year: €24.2 million). This represents a further improvement in the operating margin to 24 percent, an increase parallel to growth in total revenue.

The net income of €16.0 million is higher than the nominal €39.4 million in the previous year. The difference between the two figures is the result of the sale in 2004 of our equity interest in SAP SI. Software AG received income of €24.5 million from the transfer, which was reflected in the net profit of the prior-year quarter. After adjusting for the effects of this extraordinary income, the comparison figure for current net income amounts to €15.4 million.

Earnings performance: key figures

€ millions	Q2 2005	Q2 2004
EBIT	26.5	24.2
Sale of equity investments	n/a	24.5
Financial result	1.3	0.9
Income before taxes	27.8	49.6
Net income	16.0	39.4
Adjusted net income	16.0	15.4*
Adjusted earnings per share (in €)	0.59	0.56*

* Not including income from the sale of the SAP SI-shares

Operating cash flow increases significantly

Free cash flow from operations improved considerably to €14.9 million (previous year: €1.0 million after adjustment for the sale of equity investments). In the previous year, payments for restructuring measures amounting to €10.8 million had a negative impact on cash flow. This year, only €0.2 million is attributed to restructuring. Free cash flow corresponds to a good 13 percent of the revenue volume. Based on the total of 27.3 million Software AG shares, free cash flow amounts to €0.54 per share in comparison with €0.04 for the second quarter of 2004.

Acquisition of APS expands business in Latin America

We view the strategic development of new markets as an effective way to sustainable accelerated growth. To ensure a direct presence in Central America and the Caribbean, we acquired APS Venezuela and its affiliated companies in Panama, Costa Rica and Puerto Rico. Following our entry into the Chinese market, this acquisition represents another step in tapping into the promising IT market of Latin America. This market currently has a total volume of USD 134 billion and is growing at an average rate of 7.7 percent annually. Organizationally, the APS Group, which in 2004 generated sales of €3.6 million, is allocated to the newly-founded Software AG Latinoamerica S.I.

Global network of partners expanded
Our increased collaboration with SAP and strategic cooperation with IDS Scheer have expanded the international association of partners of Software AG. In the second quarter, SAP awarded its XI certificate to our XI adaptors for EntireX and Natural. Integrated into the SAP platform Netweaver, the adapters enable the smooth integration of existing mainframe systems and the acceleration of business processes by exchanging data in real time.

In addition, Software AG is now also a software and service partner of SAP Deutschland. This cooperation allows us to offer integration services using the XI adaptor. Certification and partnership complete our solution for the modernization of legacy systems, while strengthening the position of Software AG in the SAP environment.

Cooperation with IDS Scheer supplements the BPM portfolio
We have agreed a strategic partnership with IDS Scheer, a software and consulting company, which combines the products of both companies. The cooperation focuses on a comprehensive business process management solution which is expected to be launched in the first quarter of 2006. This solution will assist customers in flexibly adapting their systems to dynamic business processes, allowing new demands to be met more quickly and changes to be implemented more rapidly.

Innovation in the market for SOA and web services
Optimized product developments are the aim of our technological alliance with the U.S. company Active Endpoints, Inc. Active Endpoints is the leading independent provider of solutions utilizing Business Process Execution Language (BPEL). The company's ActiveWebflow products promote the automation of process flows for organizations. We are integrating these products into our Enterprise Service Integrator, thus making it possible for existing systems to be used for web services. Customers will then, within an SOA, have access to all their IT resources.

Dr. Peter Kürpick joins Executive Board
Dr. Peter Kürpick has been a member of the Executive Board since April 1, 2005. Dr. Kürpick is in charge of the newly-established XML Business Integration division. His responsibilities include product marketing as well as research and development activities for this rapidly-growing corporate business unit.

Andreas Zeitler, Executive Board member and managing director of the Central and Eastern Europe region, left the company in May. Karl-Heinz Streibich is provisionally managing this region at present.

On the right track in growth and income – Promising performance in first half-year

In the first six months of the current fiscal year, currency-adjusted revenues increased 5 percent to €210.8 million. EBIT reached €44.4 million, increasing the operating margin to 21 percent. Both growth and income are right in the center of the target corridor for 2005 as a whole.

Significant growth in license revenue
The strategically important licensing business was the most rapidly growing area, increasing 13 percent after adjustment for currency effects. Taken together, the division's two business lines – XML Business Integration and Enterprise Transaction Systems – achieved license revenue of €59.1 million (previous year: €52.6 million). Both the sale of products for the modernization of existing systems and the integration business made strong advances. We registered high growth rates in the distribution of our own integration products.

In the Professional Services segment, revenues in the first half rose €4.0 million to €61.6 million. Maintenance revenues reached €89.0 million (previous year: €90.9 million), remaining at nearly the same level as in the previous year after adjustment for currency translation. The overall picture indicates that we are pursuing the right strategy in combining stable maintenance with rapidly growing business areas.


Revenue by segments
€ millions
Licensing
52.6
59.1
Maintenance
90.9
89.0
Project services
57.6
61.6
1. H1 2004
1. H1 2005

Increase in income in all regions
In geographic terms, we made gains in particular in the Southern and Western Europe region, including Latin America, where revenues rose 6 percent to €66.9 million. Planned start-up costs for our market entry in Latin America led to EBITA being €4.8 million lower than in the prior-year period.

The Central and Eastern Europe/Asia region and North America/Northern Europe both saw revenue increases of 4 percent. We expanded our licensing business in North America/Northern Europe to €28.5 million with above-average growth of 16 percent. This beneficial trend boosted earnings in this region, with EBITA increasing 19 percent to €29.2 million.

Revenue and earnings trend by region				
	Revenue		EBITA	
€ millions	1. H1 2005	1. H1 2004	1. H1 2005	1. H1 2004
North America/Northern Europe	[redacted]	85.8	[redacted]	24.5
Central and Eastern Europe/Asia	[redacted]	53.5	[redacted]	18.8
Southern and Western Europe/Latin America	[redacted]	62.9	[redacted]	16.5

Operating margin reaches 21 percent
Group EBIT improved by €5.0 million in the first half to €44.4 million, largely due to higher license revenues. The operating margin increased 1.6 percent over the previous year's figure to 21.2 percent.

We combined strict cost management with investments in expanding the business. The slight increase in operating expense to €95.0 million (previous year: €93.6 million) resulted from higher marketing and distribution costs, reflecting intensified marketing activities as well as Software AG's consistent focus on organic growth.

In assessing the net income of €27.7 million (previous year: €49.2 million), the sale of the equity interest in SAP SI, which affected net income in 2004, should be taken into consideration. Adjusted for this extraordinary income, current net income is 10 percent more than net income in the same period of the previous year. Earnings per share rose to €1.02.

Balance sheet figures characterized by high cash flow
On June 30, 2005, shareholders' equity amounted to €334.4 million (previous year: €301.6 million). The equity-to-assets ratio rose to 63 percent despite the increase in total assets to €534.3 million (previous year: €528.7 million). Cash and cash equivalents were €128.8 on the reporting date (previous year: €110.5 million). This figure was 17 percent over the previous year's amount, even though Software AG paid out a total of €20.5 million in dividends. The positive balance sheet figures reflect the high operating free cash flow of €35 million in the first half of 2005. Having increased €24.6 million, this figure is more than triple the previous year's amount.

Number of employees slightly higher
As of June 30, Software AG employed full time equivalents of 2,578 Group wide (previous year: 2,435). The higher number of employees is primarily due to staff expansions in the Southern and Western European regions, including Latin America. In addition to acquisitions, reinforcement of our marketing and distribution team as well as new hiring for the growing business in Professional Services affected the number of employees.

Outlook: Forecast remains positive
We are continuing to project currency-adjusted growth of 4 to 6 percent for the year as a whole. The stable maintenance business should form a solid basis for growth, as it has done in the year to date. We anticipate increases of approximately 10 percent in both license revenue and Professional Services.

Software AG's income is expected to increase at a higher rate than revenue. We expect an operating EBIT margin of 20 to 22 percent, and free cash flow per share of approx. €2.00. These assumptions confirm our projections to date of a successful performance in 2005.

Consolidated income statement for the six months ended June 30, 2005 IFRS, unaudited				
€ thousands	June 30, 2005	June 30, 2004	Q2 2005	Q2 2004
Licensing	59,094	52,605	32,132	29,353
Maintenance	88,962	90,905	45,274	46,768
Professional services	61,563	57,624	32,386	29,625
Other	1,147	841	690	510
Total revenue	[illegible]	201,975	[illegible]	106,256
Total costs of sales	- 71,336	- 68,997	- 36,528	- 35,692
Gross profit	[illegible]	132,978	[illegible]	70,564
Research and development	- 21,527	- 25,596	- 10,426	- 10,565
Sales, marketing and distribution	- 50,474	- 43,068	- 26,424	- 22,482
Administrative costs	- 22,209	- 22,166	- 11,064	- 11,060
Operating result	[illegible]	42,148	[illegible]	26,457
Income from sale of SAP SI-shares	0	24,539	0	24,539
Other income	6,890	4,923	4,847	2,728
Other expenses	- 7,669	- 7,721	- 4,397	- 4,965
Earnings before interest, taxes and amortization	[illegible]	63,889	[illegible]	48,759
Amortization	0	0	0	0
Earnings before interest and taxes	[illegible]	63,889	[illegible]	48,759
Interest result	2,535	1,499	1,331	848
Earnings before taxes	[illegible]	65,388	[illegible]	49,607
Income taxes	- 18,360	- 15,341	- 11,445	- 9,723
Other taxes	- 905	- 888	- 400	- 482
Consolidated income	[illegible]	49,159	[illegible]	39,402
Earnings per share (EUR, basic)	1.02	1.80	0.59	1.45
Earnings per share (EUR, diluted)	0.99	1.80	0.57	1.45
Weighted average shares outstanding (basic)	27,266,752	27,266,752	27,266,752	27,266,752
Weighted average shares outstanding (diluted)	28,107,165	27,266,752	28,107,165	27,266,752

Consolidated balance sheet as of June 30, 2005

IFRS, unaudited

Assets

€ thousands	June 30, 2005	December 31, 2004	June 30, 2004
Current assets			
Cash on hand and bank balances	107,741	89,397	72,619
Securities	21,094	29,695	37,847
Inventories	383	345	388
Trade receivables	113,098	109,674	119,881
Other receivables and other assets	5,296	4,015	6,174
Deferred expense	6,560	5,261	8,213
	[illegible]	238,387	245,122
Non current assets			
Intangible assets	5,769	1,516	1,327
Goodwill	185,513	174,591	176,472
Property, plant and equipment	43,820	44,274	45,620
Financial assets	1,753	1,592	1,818
Trade receivables	11,432	14,648	17,308
Deferred taxes	31,868	35,677	41,008
	[illegible]	272,298	283,553
	534,327	510,685	528,675

Equity and Liabilities

€ thousands	June 30, 2005	December 31, 2004	June 30, 2004
Current liabilities			
Current financial liabilities	3,193	3,349	4,981
Trade payables	17,122	21,192	20,421
Other current liabilities	30,518	22,279	23,632
Current provisions	24,920	33,257	41,068
Tax provisions	19,252	14,291	15,663
Deferred income	58,907	47,245	79,432
	[illegible]	141,613	185,197
Non-current liabilities			
Non-current financial liabilities	2,670	3,490	4,088
Trade payables	84	0	6
Other non-current liabilities	598	299	442
Provision for pension	22,991	22,149	20,786
Non-current provisions	828	906	4,538
Deferred taxes	13,440	12,443	11,999
Deferred income	5,416	6,183	0
	[illegible]	45,470	41,859
Equity			
Share capital	81,800	81,800	81,800
Capital reserve	132	132	132
Retained earnings	210,707	154,032	156,454
Consolidated income	27,711	77,125	49,159
Currency translation differences	-20,016	-41,574	-24,350
Other reserves	33,814	51,847	38,298
Minority interest	240	240	126
	[illegible]	323,602	301,619
	534,327	510,685	528,675

Statement of cash flows for the six months ended June 30, 2005 IFRS, unaudited				
€ thousands	June 30, 2005	June 30, 2004	Q2 2005	Q2 2004
Income after taxes	27,711	49,159	15,976	39,402
Income taxes	18,360	15,368	10,926	9,845
Interest result	- 2,535	- 1,499	- 1,331	- 848
Depreciation	3,984	4,532	2,110	2,282
Income from sale of SAP SI-shares	0	- 24,539	0	- 24,539
Income from sale of assets	32	- 6	9	- 8
Cash generated from operations	[illegible]	43,015	[illegible]	26,134
Changes in inventories, receivables and other current assets	- 271	- 12,843	10,238	- 13,533
Changes in payables and other liabilities	- 3,867	- 11,695	- 16,213	- 8,264
Income taxes paid	- 7,698	- 6,776	- 6,328	- 2,778
Interest paid	- 1,557	- 519	- 127	- 319
Interest received	4,315	1,932	1,420	1,129
Net cash used in/provided by operating activities	[illegible]	13,114	[illegible]	2,369
Cash received from the sale of tangible/intangible assets	162	56	8	34
Investments in tangible/intangible assets	- 3,377	- 1,916	- 1,678	- 1,179
Cash received from the sale of financial assets	3,347	26,138	237	26,103
Investments in financial assets	- 3,508	- 748	- 504	- 191
Investments in consolidated companies	- 7,419	0	- 1,841	0
Net cash used in/provided by investing activities	[illegible]	23,530	[illegible]	24,767
Dividend payments	- 20,450	0	- 20,450	0
Repayment of loans from acquisitions and other finance liabilities	- 825	- 1,497	- 374	- 770
Net cash used in/provided by financing activities	[illegible]	1,497	[illegible]	- 770
Change in cash funds from cash relevant transactions	[illegible]	35,147	[illegible]	26,366
Adjustment from currency translation	[illegible]	1,160	[illegible]	1,002
Net change in cash and cash equivalents	[illegible]	36,307	[illegible]	27,368
Cash and cash equivalents at the beginning of the period	119,092	74,159	134,737	83,098
Cash and cash equivalents at the end of the period	[illegible]	110,466	[illegible]	110,466

Segment report for the six months ended June 30, 2005 IFRS, unaudited						
€ thousands	North America, Northern Europe	Southern and Western Europe	Central and Eastern Europe/ Asia	Total Region	Development Central function Consolidation	Total Group
Licenses	28,477	15,258	15,480	59,215	- 121	[illegible]
Maintenance	48,738	16,247	24,221	89,206	- 244	[illegible]
Services	11,803	34,929	15,551	62,283	- 720	[illegible]
Other	210	480	154	844	303	[illegible]
Total revenue	89,228	66,914	55,406	211,548	- 782	[illegible]
EBITA	29,193	4,762	8,073	42,028	2,413	[illegible]
Interest result						[illegible]
Profit before taxes						[illegible]
Taxes						[illegible]
Net income						[illegible]
Total revenue proportion per region	42.2	31.6	26.2	100.0		
Product revenue	77,215	31,505	39,701	148,421		
Proportion per region	52.0	21.2	26.8	100.0		

Segment report for the six months ended June 30, 2004 IFRS, unaudited						
€ thousands	North America, Northern Europe	Southern and Western Europe	Central and Eastern Europe/ Asia	Total Region	Development Central function Consolidation	Total Group
Licenses	24,629	13,469	14,618	52,716	- 111	52,605
Maintenance	50,095	15,250	25,850	91,195	- 290	90,905
Services	10,742	34,007	12,988	57,737	- 113	57,624
Other	330	215	53	598	243	841
Total revenue	85,796	62,941	53,509	202,246	- 271	201,975
EBITA (operating)	24,523	6,541	8,803	39,867	- 517	39,350
Income from sale of SAP SI					24,539	24,539
EBITA (as reported in P&L)	24,523	6,541	8,803	39,867	24,022	63,889
Interest result						1,499
Profit before taxes						65,388
Taxes						16,229
Net income						49,159
Total revenue proportion per region	42.4	31.1	26.5	100.0		
Product revenue	74,724	28,719	40,468	143,911		
Proportion per region	51.9	20.0	28.1	100.0		

Segment report Q2 2005
IFRS, unaudited

€ thousands	North America, Northern Europe	Southern and Western Europe	Central and Eastern Europe/Asia	Total Region	Development Central function Consolidation	Total Group
Licenses	14,827	9,522	7,856	32,205	- 73	[redacted]
Maintenance	24,337	8,424	12,631	45,392	- 118	[redacted]
Services	5,971	18,478	8,399	32,848	- 462	[redacted]
Other	74	148	120	342	348	[redacted]
Total revenue	45,209	36,572	29,006	110,787	- 305	[redacted]
						[redacted]
EBITA	15,121	4,429	4,476	24,026	2,464	[redacted]
Interest result						[redacted]
Profit before taxes						[redacted]
Taxes						[redacted]
Net income						[redacted]
						[redacted]
Total revenue proportion per region	40.8	33.0	26.2	100.0		[redacted]
						[redacted]
Product revenue	39,164	17,946	20,487	77,597		[redacted]
Proportion per region	50.5	23.1	26.4	100.0		[redacted]

Segment report Q2 2004
IFRS, unaudited

€ thousands	North America, Northern Europe	Southern and Western Europe	Central and Eastern Europe/Asia	Total Region	Development Central function Consolidation	Total Group
Licenses	14,339	7,349	7,697	29,385	- 32	[redacted]
Maintenance	25,363	8,026	13,496	46,885	- 117	[redacted]
Services	5,849	17,584	6,301	29,734	- 109	[redacted]
Other	206	166	21	393	117	[redacted]
Total revenue	45,757	33,125	27,515	106,397	- 141	[redacted]
						[redacted]
EBITA (operating)	13,896	3,422	4,007	21,325	2,895	[redacted]
Income from sale of SAP SI					24,539	[redacted]
EBITA (as reported in P&L)	13,896	3,422	4,007	21,325	27,434	[redacted]
Interest result						[redacted]
Profit before taxes						[redacted]
Taxes						[redacted]
Net income						[redacted]
						[redacted]
Total revenue proportion per region	43.0	31.1	25.9	100.0		[redacted]
						[redacted]
Product revenue	39,702	15,375	21,193	76,270		[redacted]
Proportion per region	52.0	20.2	27.8	100.0		[redacted]

Statement of changes in equity for the six months ended June 30, 2005

IFRS, unaudited

€ thousands	Shares: Number	Shares: Share capital	Capital reserve	Retained earnings	Consolidated income	Currency translation differences	Other reserves	Minority interest	Total
Equity as of January 1, 2005	27,266,752	81,800	132	231,157	0	– 41,574	51,847	240	323,602
Consolidated income of the period					27,711				27,711
Dividend payment				– 20,450					– 20,450
Currency translation differences						21,558			21,558
Net gains from the fair value valuation of securities not recognized in income statement							– 1,356		– 1,356
Net gains from the fair value valuation of loans with group members not recognized in income statement							– 16,677		– 16,677
Equity as of June 30, 2005	27,266,752	81,800	132	210,707	27,711	– 20,016	33,814	240	334,388

Statement of changes in equity for the six months ended June 30, 2004

IFRS, unaudited

€ thousands	Shares: Number	Shares: Share capital	Capital reserve	Retained earnings	Consolidated income	Currency translation differences	Other reserves	Minority interest	Total
Equity as of January 1, 2004	27,266,752	81,800	132	156,454	0	– 32,340	63,149	126	269,321
Consolidated income of the period					49,159				49,159
Currency translation differences						7,990			7,990
Net gains from the fair value valuation of securities not recognized in income statement							– 18,301		– 18,301
Net gains from the fair value valuation of loans with group members not recognized in income statement							– 6,550		– 6,550
Equity as of June 30, 2004	27,266,752	81,800	132	156,454	49,159	– 24,350	38,298	126	301,619

Accounting Policies

Basis of Presentation

Software AG's consolidated financial statements are prepared in accordance with the International Financial Reporting Standards (IFRS) as promulgated by the International Accounting Standards Board (IASB). The IAS/IFRS applicable as of December 31, 2004 were observed, as were the corresponding interpretations of the International Financial Reporting Interpretations Committee (IFRIC – formerly SIC). The same accounting policies as in the 2004 financial statements were applied.

The consolidated financial statements of Software AG are expressed in thousands of euro unless otherwise stated.

Principles of consolidation

The separate financial statements of the companies included in the consolidated financial statements were prepared according to uniform accounting policies in accordance with IFRS as of the balance sheet date of the consolidated financial statements (June 30, 2005).

Subsidiaries established by Software AG are consolidated at the date they were established. The date of first inclusion in the consolidated financial statements is taken as the date of consolidation for the companies initially consolidated in 1994, i. e. Software AG-E, Software AG-P, Software AG-CH und SIH, for the Asian subsidiaries, for SQL and for Software AG-IRL. The date of acquisition was selected as the consolidation date for all other companies included in the consolidated financial statements.

Initial consolidation of the companies which were first consolidated prior to December 31, 2002 was performed on the basis of the book value method in accordance with section 301 para. 1 no. 1 of the German Commercial Code (HGB). Accordingly, the acquisition and start-up costs were offset against the Group's investment in shareholders' equity. Initial consolidation after the transition to IFRS on January 1, 2003 was in accordance with the IFRS 3 regulations. Subsequent consolidations were based on the initial consolidation.

Goodwill arising from business combinations was offset against retained reserves for acquisitions prior to January 31, 2001 in accordance with section 309 para. 1 HGB. Goodwill arising after January 31, 2001 was capitalized in accordance with previously applicable HGB accounting principles and amortized over 10 years, using the straight-line method. In accordance with the option set out in IFRS 1.14, the Company continues to account for business combinations and the resulting goodwill on the date of transition to IFRS in accordance with the HGB.

Since the transition to IFRS on January 1, 2003 (date of transition), goodwill previously capitalized in line with HGB is measured in accordance with IAS 36. Thus, goodwill was frozen at the carrying amount stated on the date of transition from HGB to IFRS on January 1, 2003 and only written down in case of actual impairments. Goodwill reported on the balance sheet is tested annually for impairment.

Revenue, expenses and income, receivables and payables arising between consolidated companies have been eliminated. Intercompany earnings from transactions within the Group are eliminated where these were not realized from services to third parties. Consolidated equity and net income attributable to minority interests are reported separately from consolidated equity and net income attributable to the parent company.

Scope of consolidation
The consolidated financial statements include Software AG and all companies it controls. Control is generally considered to exist if the Group directly or indirectly controls the majority of voting rights of a company's subscribed capital and/or is in a position to determine the financial and operating policies of a company.

Since December 31, 2004, the scope of consolidation was enhanced due to the following events:

1.) The two companies of the Sabratec Group acquired in the first quarter of 2005, Software AG Israel (formerly Sabratec Ltd., Israel) and its subsidiary Sabratec Technologies, Inc., USA, were initially consolidated on the closing date of the purchase agreement dated February 3, 2005. The fixed purchase price including ancillary costs for 100 percent of the shares was €6,159 thousand. In addition, the purchase price includes a variable portion based on future sales. At the time of acquisition, these companies had a consolidated equity of €1,213 thousand and in fiscal year 2004 generated revenues in the amount of €2,185 thousand.

2.) Software AG Latinoamerica S.A., which was created on May 27, 2005 as a subsidiary of SAG Spain with a share capital of €50 thousand, was initially consolidated at the date the company was established.

3.) On June 29, 2005 (closing date), the company acquired the APS Group in Central and South America including a total of six companies, thereof two companies in Venezuela (SAG Venezuela, formerly Análisis Programación y Software, C.A. ("APS") and Zancani & Asociados, C.A. ("AZA")) and in Panama (SAG Panama, formerly Soluciones de Integración de Negocios, S.A. ("SINSA") and its subsidiary Soluciones de Integración Movil, S.A. ("SINSA MOVIL")) as well as one company each in Costa Rica (a further subsidiary of SINSA, SAG Costa Rica, formerly Soluciones de Integración Movil, S.A. ("SINSA Costa Rica")) and Puerto Rico (SAG PTO. RICO, formerly XML Partners, Inc., ("XML")). These companies were initially consolidated on the closing date. The fixed purchase price for 100 percent of the shares is dependent on 2005 revenues but shall not exceed €4,126 thousand. In addition, the purchase price contains a variable portion based on future sales and earnings. At the time of acquisition, these companies had a consolidated equity of minus €422 thousand and in fiscal year 2004 generated revenues in the amount of USD 4,415 thousand (€3,551 thousand).

There were no other changes in the scope of consolidation compared to December 31, 2004.

Use of estimates
In the preparation of the consolidated financial statements, estimates and assumptions were made for certain items impacting the recognition and measurement of assets, liabilities, income, expenses and contingent liabilities reported. The actual amounts may differ from these estimates.

Currency translation
Financial statements of foreign subsidiaries are translated according to the functional currency concept using the modified closing rate as set out in IAS 21. Since the subsidiaries operate independently from an organizational, financial and business standpoint, the respective local currency is identical with the functional currency.

Income and expenses are translated at monthly average rates; assets and liabilities are translated at closing rates, and the respective equity is translated at historical rates. Currency translation differences arising from equity are excluded from income and reported in a separate column in the statement of changes in equity.

Currency translation differences related to the elimination of receivables and liabilities are recognized under other operating income and expenses on the income statement.

In the statement of fixed assets movements, the balances at the beginning and the end of the fiscal year are translated at the applicable closing rates, and the other items are translated at average rates. Any differences arising from exchange rate changes are shown in a separate column under both cost and accumulated depreciation/amortization as exchange rate differences.

In the local separate financial statements of the consolidated companies, foreign currency receivables and payables are translated at the closing rate. Exchange rate gains and losses not yet recognized on the balance sheet date are included in net income for the period, except for translation differences from non-current, intercompany monetary items that are part of a net investment in a foreign company. These differences are excluded from income and recorded as other reserves in shareholders' equity.

Notes to the consolidated income statement

Revenue

The revenue of Software AG primarily consists of revenue from the granting of software licenses of usually unlimited periods of usage, maintenance revenue and revenue from the provision of services. Revenue from the granting of perpetual licenses is only recognized once a contract has been signed with the customer, any rights to return have expired, the software has been delivered in accordance with the contract, a price has been agreed or can be established and there is sufficient probability that payment will be made.

Revenue from pure maintenance is recognized ratably over the period of service provision.

Service agreements which are invoiced on the basis of hours performed are recognized in relation to the services performed by the Software AG companies.

Pursuant to IAS 11 and IAS 18, revenues and expenses from fixed-price service contracts are recognized according to the percentage-of completion-method if revenues can be reliably measured, there is sufficient probability that Software AG will receive the economic benefits from the transaction, and all costs incurred for the transaction and all costs expected to be incurred by completion of the service can be reliably established.

Revenues are reported net of discounts, price rebates, customer bonuses and allowances.

Cost of sales

Cost of sales includes all production-related full costs based on normal capacity utilization. In particular, cost of sales includes the individual unit costs directly allocable to the orders as well as fixed and variable overheads. Borrowing costs are not capitalized as part of cost. No write-downs on inventories were required during the reporting period.

Research and development costs

Research and development costs are recorded as an expense in the income statement as they are incurred.

The creation and development of software involves the use of closely linked, iterative processes between the research and development phases. As a result, expenses incurred for research cannot be strictly separated from those incurred for development. The criteria for the capitalization of development expenses defined in IAS 38.41 in conjunction with 38.42 are, therefore, not fulfilled.

Software acquired for consideration due to business combinations was capitalized at cost.

Selling expenses

Selling expenses include costs for personnel, materials, depreciation allocated to the sales cost center as well as advertising costs.

Administrative expenses

Administrative expenses include costs for personnel, materials and depreciation allocated to the administration cost center.

Earnings per share

The earnings per share figure was calculated by dividing net income for the period attributable to shareholders by the weighted average number of shares outstanding during the reporting period and presented accordingly. Software AG has issued only common shares.

Since all criteria for exercising options as set out in the first stock option plan for members of the Executive Board, officers and other employees were met in the course of the second quarter of 2005, a total of 840,413 stock options from this plan may now be exercised. Therefore, diluted earnings per share were calculated and presented for the reporting period. Diluted earnings per share were calculated by dividing net income for the period attributable to shareholders by the number of shares in issue and the exercisable stock options.

Cash on hand and bank balances

This item includes cash and demand deposits as well as current cash equivalents.

The securities item includes current, highly liquid financial investments which are readily convertible to known amounts of cash and which are only subject to minor price fluctuation risks.

Securities, financial assets and derivative hedging instruments

Generally, financial assets are initially recognized at cost, including transaction costs. The subsequent measurement depends on the classification of the financial assets.

Available-for-sale financial instruments are recognized at their fair value at the balance sheet date (market value). Gains or losses are excluded from income and reported in equity as other reserves.

Financial assets are included individually at their fair values, unless they are classified as held-to-maturity and their fair value can be determined. Loans and receivables included in this item which are not held for trading purposes, and financial assets with no quoted market price on an active market and for which the fair value cannot be reliably determined, are measured at amortized cost.

The carrying amounts are regularly reviewed to determine whether there is significant objective evidence of impairment. Impairments losses are charged against net income for the period.

In order to hedge the risk of future fluctuations in exchange rates, the Company enters into currency forward and currency option transactions. This provides a general protection against various currency exchange rate risks independent of the individual underlying transactions. Open positions in currency forward transactions and options are measured at their market values. The relevant amounts are reported in the balance sheet under other assets and current provisions. Changes in the market value of derivative financial instruments intended to hedge future foreign currency cash flows are reported under other reserves until the hedged item has to be recognized in income.

The ineffective portions of cash flow hedges as well as changes in the value of hedging instruments which do not meet the requirements of hedge accounting are recognized in income in the period in which they are incurred.

Inventories

Inventories are recognized at the lower of cost or fair value less net realizable value. The fair value less net realizable value is the estimated selling price in the ordinary course of business less the estimated costs until completion and the estimated costs necessary to make the sale.

Trade receivables

Receivables are carried at the fair value applicable at the time revenues or consideration are realized, and they are measured at amortized cost less bad debt provisions.

This item also includes services performed under fixed-price contracts which have not yet been invoiced and are recognized according to the percentage-of-completion-method.

Other current assets

The other items reflected under current assets are measured at cost which corresponds to their respective market prices.

Deferred expenses

Deferred expenses include advance payments made by Software AG under license and lease agreements. The deferred item is reversed and the expense recorded in the period in which the services are provided by the corresponding contracting party.

Intangible assets

Concessions, industrial property rights and similar rights, intangible assets as well as licenses for such rights are capitalized at cost and amortized over the expected useful life of the asset using the straight-line-method. The assets are regularly tested for impairment.

Goodwill

The acquisition of the Software AG-USA-Group as of February 1, 2001 resulted in goodwill of €174,591 thousand; the acquisition of the two Sabratec companies in Israel and in the USA on February 3, 2005 caused goodwill of €6,944 thousand; and the acquisition of the APS Group on June 29, 2005 brought about goodwill of €3,978 thousand. Goodwill related to the Software AG-USA-Group had been subject to scheduled amortization up to January 1, 2003.

Property, plant and equipment

Property, plant and equipment is carried at cost less any accumulated depreciation and any accumulated impairment losses. When items of property, plant and equipment are sold or scrapped, the corresponding cost and any accumulated depreciation are derecognized, and any realized gain or loss from the disposal is recognized in the income statement.

The cost of an item of property, plant and equipment consists of the purchase price, including any import duties and non-refundable purchase taxes and any directly attributable costs required to prepare the asset for its intended use. Subsequent expenditures, such as service and maintenance charges arising once the asset is put into operation, are recognized as expenses in the period in which they are incurred. Subsequent expenditures relating to an item of property, plant and equipment are only added to the carrying amount of the asset if the expenditure improves the condition of the asset beyond its originally assessed standard of performance. Financing costs are not capitalized as part of cost.

Items of property, plant and equipment are generally depreciated using the straight-line method in accordance with their useful economic lives.

Buildings	50 years
Improvements to buildings/ leasehold improvements	8 – 10 years
Operating and office equipment	3 – 13 years
Computer hardware and accessories	1 – 4 years

The terms of the useful economic life and the methods of depreciation are reviewed on a regular basis to ensure that they are in accordance with the expected economic life of the asset in question.

Assets under construction are recorded as such and are recognized at cost. Depreciation on these items begins only after they have been completed and put into operation.

Impairment of intangible assets and property, plant and equipment

As soon as there are indications that an intangible asset or an item of property, plant and equipment is impaired, the carrying amount of the asset is reduced to its recoverable amount and an impairment loss is recognized in income. The recoverable amount is the higher of the asset's fair value less costs to sell and its value in use. The value in use is the present value of estimated future cash flows expected to arise from the continued use of the asset and from its disposal at the end of its useful life.

Impairments losses are reported under costs of the relevant functional area or under other operating expenses.

Leases

Fixed assets include assets provided under lease contracts. Software AG leases computer equipment as well as other operating and office equipment. The lease contracts are classified in accordance with IAS 17 under which the lease agreement is evaluated on the basis of the risks and rewards, with the leased asset being allocated to the lessee (finance leases) or the lessor (operating leases).

Finance leases

Leased objects are recognized on the balance sheet as both assets and lease obligations in equal amounts. They are carried at the lower of the fair value of the leased object at the beginning of the lease and the present value of the minimum lease payments. The capitalized leased objects are depreciated according to the straight-line method over the useful economic lives of the asset or, if shorter, the lease term. The payment obligations resulting from future lease payments are recognized as financial liabilities.

Operating leases

The lease payments under operating lease contracts are recognized as an expense over the term of the lease.

Deferred taxes

Deferred taxes are recognized according to the balance sheet liability method for all temporary differences between the carrying amounts of the tax base and the consolidated balance sheet. Deferred tax assets on tax loss carryforwards are also recognized.

Deferred tax assets and liabilities are recognized for temporary differences between the carrying amounts of the tax base and the consolidated balance sheet as well as with respect to consolidation measures with an impact on income. The deferred tax assets also include claims for tax reductions resulting from the anticipated use of tax loss carryforwards in subsequent years, the realization of which is deemed reasonably certain.

Deferred taxes are calculated on the basis of tax rates which are anticipated to apply in the relevant countries according to the legal situation prevailing at the time of realization (reversal of tax deferrals).

Deferred tax assets and liabilities are not discounted. The carrying amounts of the recognized assets and liabilities are regularly examined and adjusted if necessary.

Liabilities

Current liabilities are reported at their repayment or settlement amount.

Non-current liabilities are recorded at amortized cost. Amortized cost is determined using the effective interest rate method by discounting the repayment amount.

Provisions

Provisions are reported if the Company has a current legal or constructive obligation towards a third party due to a past event, which is likely to result in a future outflow and for which the amount of the obligation can be reliably estimated. Estimates are regularly reviewed and adjusted.

If the interest rate impact is significant, the present value of expenditures expected to be required to perform the obligation is reported.

Provisions for pensions

There are both defined benefit plans and defined contribution plans for pensions. The pension provisions are calculated using actuarial principles in accordance with the projected unit credit method set out in IAS 19. This approach takes into account anticipated future increases in pensions and salaries in addition to the pensions known at the balance sheet date.

Provisions for pensions are measurement in accordance with the amendment to IAS 19, issued in December 2004. Accordingly, they are reported at the full present value of the defined obligation, adjusted for the present value of the reinsurance cover taken out for defined benefit obligations, or, respectively, the present value of the plan assets accumulated to ensure pension payments. The changes in the actuarial gains/losses compared to the previous year are excluded from income and allocated directly to retained earnings.

German pension obligations are calculated on the basis of the biometric calculations in the 1998 mortality tables of Prof. Dr. Klaus Heubeck.

Since employees do not receive illness-related allowances either domestically or abroad, calculation of costs related to health care plans is not required.

For the defined contribution plans, Software AG does not incur any obligations other than the payment of contributions to special-purpose funds. The contribution payments are recorded against current income.

Deferred income

Deferred income consists of advance payments received from customers relating to maintenance revenue. The deferred item is reversed and the income recognized in the period in which Software AG provides the services.

Equity

The development of equity is shown in the statement of changes in equity preceding the notes to the consolidated financial statements.

1. Conditional capital

The following conditional capital existed as of June 30, 2005:

1.) Up to €3,357 thousand divided into up to 1,118,962 bearer shares to provide for subscription rights under the first stock option plan (Management Incentive Plan I, MIP I) for members of the Executive Board and officers in the Group. The requirements of this program, the status of allocations and exercising options are presented under other disclosures/stock-based compensation programs.

2.) Up to €3,000,000 divided into a maximum of 1,000,000 bearer shares to provide for subscription rights under the second stock option plan (Management Incentive Plan II, MIP II) for members of the Executive Board members and officers of the Software AG Group. The requirements of this program, the status of allocations and exercising options are presented under other disclosures/stock-based compensation programs.

3.) Up to €33,000,000 divided into a maximum of 11,000,000 bearer shares, each with a proportional share in the capital stock of €3, in order to grant option rights and to agree option obligations from bonds with warrants or, to bearers of convertible bonds, conversion rights and conversion obligations in a total nominal amount of up to €500,000,000 and a term not exceeding 15 years according to the terms and conditions of the bonds, as resolved at the Annual Shareholders' Meeting on May 13, 2005. Pursuant to this authorization, the Executive Board may, with the consent of the Supervisory Board, resolve until May 12, 2010 that the rights presented may be issued by Software AG or a directly or indirectly held wholly-owned affiliate of Software AG.

In this respect, the shareholders are to be granted subscription rights with the exception of the following cases:

- The Executive Board is authorized to exclude fractional amounts from the shareholders' subscription rights.

- Subject to the consent of the Supervisory Board, the Executive Board is authorized to exclude the shareholders' subscription rights in full provided that, after having conducted a review in accordance with its professional duties, it has come to the conclusion that the issue price of the bonds with warrants or convertible bonds is not significantly lower than its hypothetical market value arrived at by using accepted methods, in particular financial calculation methods. However, this authorization related to the exclusion of the subscription rights only applies to bonds with warrants and convertible bonds with option or conversion rights or with option or conversion obligations in relation to shares

at the lower of a proportional amount of the registered share capital of up to a total of €8,180 thousand or of 10 percent of the registered share capital in existence at the time the authorization is acted upon.

The Executive Board had not made use of this authorization prior to June 30, 2005.

2. Authorized capital

As of June 30, 2005, the Executive Board is also authorized, with the consent of the Supervisory Board, to increase the Company's registered share capital on one or more occasions on or before April 27, 2006 by up to a total of €37,989 thousand by issuing up to 12,663,036 new bearer shares against cash contributions and/or contributions in kind (authorized capital). In this respect, the shareholders are to be granted subscription rights with the exception of the following cases:

- The Executive Board is authorized to exclude fractional amounts from the shareholders' subscription rights.

- Subject to the consent of the Supervisory Board, the Executive Board is further authorized to exclude subscription rights for capital increases against contributions in kind for purposes of acquiring equity investments or companies in part or in whole.

- Subject to the consent of the Supervisory Board, the Executive Board is also authorized to exclude subscription rights for capital increases against cash contributions if the capital increases resolved on the basis of this authorization do not, in total, exceed 10 percent of the registered share capital at the time the authorization is first acted upon and if the issue price is not significantly lower than the stock market price.

- Finally, the Executive Board is authorized, with the consent of the Supervisory Board, to exclude subscription rights for a nominal amount not exceeding €6,503 thousand in total for the purpose of offering the new shares to the employees of the Company and its affiliated companies as defined in section 15 et seq. of the German Stock Corporation Act (AktG) as part of an employee stock ownership plan. The new shares can also be transferred to a bank, provided that they will exclusively be held for the acquisition by entitled employees in accordance with the Company's instructions.

The Executive Board had not made use of its authorization to increase the registered share capital prior to June 30, 2005.

3. Acquisition of own shares

Pursuant to the resolution adopted at the Annual Shareholders' Meeting on May 13, 2005, the Company is authorized to purchase on or before November 12, 2006 Company shares having a proportional interest in the registered share capital of up to a total of €8,180 thousand.

The Company shares may be purchased on the stock market or through public purchase offer directed to all shareholders of the Company. If the shares are purchased on the stock market, then the consideration for the purchase of a share may not exceed by more than 10 percent or fall short by more than 10 percent of the average listed price at the Frankfurt Stock Exchange over the five trading days prior to the purchase. If the shares are purchased on the basis of a public purchase offer, then the consideration for the purchase of a share may exceed by up to 20 percent or fall short by up to 20 percent of the average listed price at the Frankfurt Stock Exchange on the fifth to ninth trading days prior to publication of the offer. The offer may stipulate a preferential acceptance of a smaller number of shares of up to 100 units per shareholder.

The Executive Board is authorized, subject to the Supervisory Board's consent, to take the following actions in relation to the acquired own shares:

- The Executive Board may sell own shares in a manner other than via the stock market or by means of a public offer to all shareholders. This authorization is limited to shares with a proportional interest in the registered share capital not exceeding a total of €8,180 thousand.
- The Executive Board is further authorized, subject to the exclusion of the shareholders' subscription rights, to sell the shares to third parties, provided such sale takes place for the purpose of companies in part or in whole and/or equity investments.
- The Executive Board may offer the shares to members of the Executive Board and officers of the Company and affiliated companies as part of the second stock option plan for members of the Executive Board and officers of the Company.
- In compliance with the terms and conditions of the bonds, the Executive Board may deliver the shares to the holders of warrants or convertible bonds issued by the Company or by a wholly-owned direct or indirect subsidiary of the Company.
- In the event of a sale of acquired own shares by way of an offering to all shareholders, the Executive Board will be authorized to grant the holders of the warrants and convertible bonds issued by the Company or by a wholly-owned direct or indirect subsidiary of the Company a subscription right on the shares equivalent to that to which they would be entitled after exercising the option or conversion rights or after the performance of the option or conversion obligation.
- The Executive Board may redeem the acquired own shares without any additional resolution by the Annual Shareholders' Meeting in whole or in part.

The authorization to purchase or use the Company's own shares may be exercised either in whole or in part (and in the latter case, more than once). The Company's own shares may be purchased for one or more of the aforementioned purposes.

The Executive Board had not made use of its authorization to acquire own shares prior to June 30, 2005.

4. Dividend payment

Pursuant to the proposal of the Executive Board and the Supervisory Board, the Annual Shareholders' Meeting resolved on May 13, 2005 that from the 2004 accumulated profit of €62,955 thousand of the Group controlling company, Software AG, a dividend of €20,450 thousand be distributed and €42,505 thousand be carried forward. This corresponds to a dividend of €0.75 per share.

5. Other reserves

Other reserves include differences resulting from the currency translation of the financial statements of economically independent foreign subsidiaries into the reporting currency. The effects from the measurement of financial instruments not recognized in income are also included in this item. Translation differences from monetary items primarily consisting of net investments in an economically independent foreign entity are also recorded under this item. The amounts are recognized on an after-tax basis.

Other disclosures

Seasonal influences

Revenues and pre-tax earnings adjusted for one-time effects were distributed over the previous year's quarters as follows:

	Q1 2004	Q2 2004	Q3 2004	Q4 2004	2004
Revenue in € thousands	95,720	106,256	96,635	112,760	411,371
in % of annual revenue	23.3	25.8	23.5	27.4	100.0
Operating earnings before tax in € thousands	15,782	25,069	21,878	24,462	87,191
in % of net income for the year	18.1	28.8	25.1	28.0	100.0

A structurally similar annual distribution of revenues has also been observed in previous years and resulted primarily from the purchasing behavior of our customers. Restructuring measures during the first quarter 2004 led to considerable cost savings and to a corresponding increase in pre-tax earnings. The sale of SAP-SI shares during the second quarter of 2004 resulted in additional €24,539 thousand of extraordinary income not included in operating earnings before tax. It is not likely that similar extraordinary income will be realized in the future.

Contingent liabilities

As of June 30, 2005, no provisions were recognized for the following contingent liabilities, expressed at nominal value, because it appeared unlikely that claims would be asserted:

	€ thousands
Guarantees	5,083
Other	1,393
	6,476

Stock option plans

Software AG has different stock option plans for members of the Executive Board, officers and other Group employees, which have not been recorded in the balance sheet and profit and loss statement due to the transition regulations as set out in IFRS 2 and due to measurement.

1. Stock option plan for members of the Executive Board, officers and other employees

As of June 30, 2005, a total of 145,846 subscription rights had been issued to Executive Board members, and 69,069 subscription rights had been issued to officers; these subscription rights may, however, be exercised only after June 30, 2005. Therefore, the number of subscription rights granted to Executive Board members and officers as of June 30, 2005 remained unchanged compared to December 31, 2004. In addition, 622,320 subscription rights were granted to the other employees of the Software AG Group as of June 30, 2005. The number of subscription rights of the other employees as of June 30, 2005 decreased by 335,416 compared to December 31, 2004 due to employee fluctuation.

No subscription rights could be exercised in the period under review. The options have a term of seven years as from the time they were granted. They may only be exercised during their term,

starting with a 24-month waiting period after the Company's IPO, on a quarterly basis, after the publication of the annual results, the semi-annual results and the quarterly results.

The subscription price per share upon exercise of the option corresponds to the issue price less a discount of 20 percent, but must be at least €28.12 (DEM 55.00). Since the issue price amounted to €30, the minimum price was applied.

In order for the options to be exercised, the following three conditions must be met:

(1) The Group's profit from ordinary activities as reported under the German Commercial Code (HGB) must have increased by a total of 30 percent in the years 1997 to 1999.

(2) The Group's profit from ordinary activities is equivalent to at least 10 percent of sales in the year prior to the exercise of the option.

(3) The share price exceeds the minimum price at the time the option is exercised.

The first condition was fulfilled due to the results achieved in the years 1997 to 1999. Since the return on sales achieved in fiscal 2004 amounted to 27 percent and due to the extremely good performance of Software AG's shares, the second and third criteria of the first stock option plan were also fulfilled in the second quarter of 2005. As a result, 840,413 stock options will be exercisable in the third quarter of 2005.

2. Stock option plan for Executive Board members and officers

As of June 30, 2005, a total of 163,375 subscription rights had been issued to Executive Board members, and 694,800 subscription rights had been issued to officers; these subscription rights may, however, be exercised only after June 30, 2005. In the first half of 2005, a total of 128,775 subscription rights were issued to officers. Based on the new compensation model for Executive Board members, which became effective on January 1, 2005, no further subscription rights were issued.

The subscription price per share upon exercise of the option corresponds to the average price in the XETRA closing auction over the last five trading days at the Frankfurt Stock Exchange prior to the date of the offer to grant the subscription rights

In order for the options to be exercised, the following two conditions must be met:

(1) In the fiscal year preceding the exercise of the options, the Group's sales must have increased by at least 10 percent compared to the previous year.

(2) The Group's profit from ordinary activities must be equivalent to at least 10 percent of the sales in the year prior to exercise of the option.

Terms, waiting periods and exercise intervals correspond to the conditions of the first stock option plan.

No stock options could be exercised in the first half of 2005 due to the fact that the criteria for the second stock option plan were not met. It is also unlikely that options under this stock option plan will be exercisable in future.

Other financial commitments

The Company has rent and lease agreements for buildings, land, computer and telephone equipment as well as vehicles. The obligations under these contracts for the remaining non-cancelable terms up to the end of fiscal year 2005 amount to €8,608 thousand. Obligations in the amount of €36,452 thousand exist for the period up to the end of fiscal year 2010 and in the amount of €15,830 thousand for the time after fiscal year 2010. The lease agreements are operating leases as defined under IAS 17.

Notes on significant business events

1. Payments related to restructuring

A total of €3,300 thousand was paid out for restructuring measures during the first half of 2005. This amount was included in the restructuring provisions of €30,682 thousand recognized for this purpose in fiscal year 2003.

2. Software AG Inc. and Software AG ./. U.S. Software Company

Software AG Inc. and Software AG filed a complaint against a U.S. software company in July 2003 seeking damages and a permanent injunction for a violation of a patent granted to Software AG in the year 1994 after out-of-court negotiations had failed. In November 2004, the defendant company in turn filed a complaint alleging a patent violation before the U.S. District Court of Alexandria. The case was settled in April 2005. The claims of both parties under the alleged patent infringements were offset against each other. This settlement did not result in any additional burden on income for Software AG.

3. Acquisition of Sabratec Ltd. Israel

Composition of purchase price: Software AG acquired 100 percent of the shares in Software AG Israel (formerly Sabratec Ltd., Israel) and its subsidiary Sabratec Technologies, Inc., USA, effective as of February 3, 2005. The fixed purchase price including ancillary costs for 100 percent of the shares was €6,159 thousand. In addition, the purchase price includes a variable portion based on future sales. In initial consolidation, this variable portion is estimated at €3,097 thousand. Ancillary costs reflected fees paid for legal and tax advice as well as auditing fees. The first fix purchase price payment in the amount of €5,720 thousand was made at the time of acquisition. A further installment amounting to €245 thousand was made on June 2, 2005. Based on a preliminary calculation revised in the second quarter, the purchase price was paid for the balance of the following assets/liabilities:

Assets/Liabilities

€ thousands	Market value	Carrying amount before acquisition
Liquid funds	342	342
Trade receivables and other current assets	1,120	1,120
Intangible assets – software	2,029	0
Intangible assets – customer base	533	0
Goodwill	6,500	0
Property, plant and equipment	92	92
Financial assets	3	3
Deferred tax assets	519	519
Trade payables and other current liabilities	– 182	– 182
Non-current liabilities	– 616	– 616
Deferred tax liabilities	– 1,023	0
Deferred income	– 48	– 48
Difference from currency translation	– 13	– 13
Purchase price (fixed portion)	6,159	
Purchase price (estimated variable portion based on future sales)	3,097	
Total purchase price	9,256	
Carrying amount of the assets acquired		1,217

Goodwill: As this company has an excellent reputation in the market for integration technology and it was possible to retain its excellent software developer team following the acquisition, it became necessary to recognize goodwill. There were no other apparent factors contributing to goodwill.

Contribution to income since the date of acquisition, February 3, 2005: Since the date of acquisition, the acquired company, Software AG Israel, has contributed €261 thousand to the net income for the first half of 2005 of the Software AG Group.

Preliminary initial consolidation pursuant to IFRS 3.62: As a result of the close proximity in time between the date of acquisition (February 3, 2005) and the balance sheet date of the quarterly financial statements (March 31, 2005), it was not possible to complete the necessary measurements for initial consolidation. Therefore, the initial consolidation of Software AG Israel was performed on the basis of preliminarily determined carrying amounts. In the second quarter, the amounts so determined were revised resulting in deviations from the amounts stated in the report for the first quarter of 2005.

The following items were subject to deviations:

€ thousands	Previously reported carrying amounts	Revised carrying amounts	Deviation
Items			
Goodwill	3,250	6,500	3,250
Software	1,900	2,029	129
Customer base	500	533	33
Deferred tax liabilities	– 958	– 1,023	– 65
Purchase price	5,909	9,256	3,347

The deviations were primarily a result of the sales with products of the acquired company which exceeded initial expectations. Therefore, the carrying amounts for the sales-dependent portion of the purchase price were increased.

Contribution to sales and earnings in initial consolidation on January 1, 2005: Software AG Group revenues arising from sales of Sabratec products are primarily reported in the financial statements of sales companies. The relevant share of these sales reported by the subsidiary Software AG Israel (previously Sabratec Ltd., Israel) amounted to €415 thousand in the first half of 2005. In the same period, Software AG Israel achieved pre-tax earnings of €236 thousand.

Expenses in connection with the acquisition of Software AG Israel: The software products ApplinX and Guidance which were capitalized in connection with the acquisition of Software AG Israel are amortized over a period of five years, causing amortization expenses of €169 thousand in the first half of 2005. Expenses resulting from the amortization of the acquired customer base over a period of five years came to €44 thousand in the first half of 2005. The deferred tax liabilities related to the accounting treatment of the software and the customer base will be reversed corresponding to the amortization period over five years; this resulted in deferred tax income of €85 thousand in the first half of 2005. Other income and expenses resulting from the consolidation beyond those described were not incurred and are not anticipated in the future.

4. Acquisition of APS Group

On June 29, 2005 (closing date), the Company acquired the APS Group in Central and South America including a total of six companies, thereof two companies in Venezuela (SAG Venezuela, formerly Análisis Programación y Software, C.A. ("APS") and Zancani & Asociados, C.A. ("AZA")) and in Panama (SAG Panama, formerly Soluciones de Integración de Negocios, S.A. ("SINSA") and its subsidiary Soluciones de Integración Movil, S.A. ("SINSA MOVIL")) and one company each in Costa Rica (a further subsidiary of SINSA, SAG Costa Rica, formerly Soluciones de Integración Movil, S.A. ("SINSA Costa Rica")) and Puerto Rico (SAG PTO. RICO, formerly XML Partners, Inc. ("XML")).

Composition of purchase price:

The fixed purchase price including ancillary costs for 100 percent of the shares is dependent on 2005 revenues but shall not exceed €4,126 thousand. In addition, the purchase price contains a variable portion based on future sales and earnings. In intial consolidation, these are estimated at €500 thousand. The first purchase price payment in the amount of €2,187 thousand was made at the time of acquisition.

Based on a preliminary investigation, the purchase price was paid for the balance of the following assets/liabilities:

Assets/Liabilities

€ thousands	Market value	Carrying amount before acquisition
Liquid funds	829	829
Other securities	119	119
Trade receivables and other short-term assets	1,707	1,707
Intangible assets – customer base	1,780	0
Goodwill	3,978	0
Property, plant and equipment	343	343
Deferred tax assets	4	4
Trade payables and other current-term liabilities	- 3,176	- 3,176
Financial liabilities	- 147	- 147
Deferred tax liabilities	- 710	0
Deferred income	- 60	- 60
Difference from currency translation	- 41	- 41
Purchase price (fixed portion)	4,126	
Purchase price (estimated variable portion based on future sales and earnings)	500	
Total purchase price	4,626	
Carrying amount of the assets acquired		- 422

Goodwill: Due to the good market position of these companies and the possibility to penetrate new market segments with these companies, it was necessary to recognize goodwill.

Customer base: As these established sales companies have distributed Software AG's products in South and Central America for more than 25 years and have more than 50 key accounts in the financial services, production, oil and mining industries as well as in the public sector, it was necessary to recognize the customer base within the scope of initial consolidation.

Contribution to income since the acquisition on June 29, 2005: Since the date of acquisition, the acquired companies of the APS Group have contributed €1,725 thousand to Software AG Group's net income for the second quarter and the first half of 2005.

Preliminary initial consolidation pursuant to IFRS 3.62: As a result of the close proximity in time between the date of acquisition (June 29, 2005) and the balance sheet date of the quarterly financial statements (June 30, 2005), it was not possible to complete the necessary measurements of the items for the initial consolidation of the APS Group. Therefore, the initial consolidation was performed on the basis of preliminarily determined carrying amounts.

Contribution to sales and earnings in initial consolidation on January 1, 2005: If the APS Group had been part of the Software AG Group since the beginning of the first half of 2005 (January 1, 2005), it would have contributed approx. €3.2 million to Group revenue and approx. €1 – 2 million to the Group's net income for the first half of 2005.

Expenses in connection with the acquisition of the APS Group: The customer base capitalized in connection with the acquisition of the APS Group will be amortized over a period of five years. Since the companies were included in the Software AG Group only for two days in the second quarter 2005 (June 29 and 30), expenses related to the amortization of the customer base in the second quarter 2005 amounted to €2,000. The deferred tax liabilities resulting from the accounting treatment of the customer base are reversed corresponding to the amortization period over five years. This led to deferred tax assets of €1,000 in the second quarter 2005. Other income and expenses resulting from the consolidation beyond those described were not incurred and are not anticipated in the future.

Employees

As of June 30, 2005, the effective number of employees (i. e. part time employees are taken into account on a pro-rata basis only) amounted to 2,578 (June 30, 2004: 2,435), of which 70.4 percent (previous year: 67.9 percent) were employed abroad. The average number of absolute employees (i. e. part-time employees are recorded in full) of the Software AG Group in the second quarter 2005 was 2,630 (previous year: 2,538). As of the balance sheet date of the quarter ending June 30, 2005, an absolute number of 2,676 employees (previous year: 2,467) were employed in the Group.

Executive Board and Supervisory Board

On April 1, 2005, Peter Kürpick, formerly Vice President NetWeaver Foundation, SAP AG, joined the Company. He is responsible for the business line XMLi.

In May 2005, Executive Board member Andreas Zeitler, responsible for the region of Central and Eastern Europe/Asia, has left the company.

There have been no changes in the Supervisory Board since December 31, 2004.

Events after the balance sheet date

With effect from August 1, 2005, Software AG acquired the company Casabac Technologies GmbH in Bammetal near Heidelberg, Germany including its U.S. subsidiary Casabac Technologies, Inc. Casabac, founded in 2001, specializes in software for designing interactive, web-based interfaces. The Casabac GUI Server is used by approximately 100 organizations as a core technology for developing web-enabled enterprise applications.
The purchase price is composed of a fixed portion of €1,500 thousand and three variable portions based on sales. The variable portions are to be paid from 2007 to 2009 and shall not exceed a total of €1,998 thousand.

As the purchase price had not been allocated by the time this quarterly report was approved for publication, the amounts recognized for each asset class could not yet be presented. The company is to be initially consolidated on August 1, 2005, i. e. in the third quarter. Income from the company acquired is therefore not reflected in the result in the second quarter results of Software AG.



Financial Calendar*

August 02 – 03	Roadshow London, UK – CFO
August 05	Roadshow Frankfurt, Germany – CFO
August 18	Roadshow Zurich, Switzerland – CFO
August 31	JP Morgan European Technology One-on-One Seminar, London, UK – CFO
September 08	Roadshow Cologne/Düsseldorf, Germany – CFO
September 13	Roadshow Lisbon, Portugal – Country Manager
September 14	Roadshow Madrid, Spain – Executive Board Member
September 22 – 23	Roadshow Channel Islands, UK – IR
September 26	Analyst Market Day, Software AG, Darmstadt, Germany
September 28	HVB German Investment Conference, Munich, Germany – CEO
October 5	German Swiss Austria Opportunities One-to-One Forum, Sal Oppenheim, London, UK – Executive Board Member
October 28	Q3 2005 financial figures
November 22	German Equity Forum, Deutsche Börse AG, Frankfurt, Germany – CEO
January 16 – 18, 2006	CA Cheuvreux German Corporate Conference, Kronberg, Germany – CFO
Mai 12, 2006	Annual General Shareholders' Meeting, Frankfurt, Germany

* Status: August 2005

Further details concerning Investor Relations Events can be found on our homepage: www.softwareag.com/investor.

Impressum

Software AG
Corporate Headquarters
Uhlandstraße 12
64297 Darmstadt, Germany

Susanne Eyrich
VP Corporate Communications

Tel. +49 61 51-92-12 01
Fax +49 61 51-92-14 44
E-Mail: press@softwareag.com

www.softwareag.com

Q3/05

3rd Quarterly Report 2005

SOFTWARE AG
THE XML COMPANY

Key Figures

Key Figures IFRS, unaudited				
€ millions	September 30, 2005	September 30, 2004	Q3 2005	Q3 2004
Revenue	314.5	298.6	103.7	96.6
Products	223.1	214.6	75.0	71.1
of which				
Licensing	88.3	77.7	29.2	25.1
Maintenance	134.8	136.9	45.8	46.0
Professional services	90.0	82.8	28.5	25.2
Other	1.4	1.2	0.2	0.3
EBIT*	67.5	60.4	23.1	21.0
as % of revenue	21	20	22	22
Investments		24.5		
Net income adjusted	43.0	37.9	15.2	12.7
Net income	43.0	61.9	15.2	12.7
as % of revenue	14	21	15	13
Earnings per share (Euro) basic	1.57	2.27	0.55	0.47
Earnings per share (Euro) diluted	1.56	2.27	0.55	0.47
Total assets	571.3	510.9		
Cash and cash equivalents	153.3	110.2		
Shareholders' equity	370.5	312.9		
as % of total assets	65	61		
Employees	2,664	2,445		
of which in Germany	770	776		

* Pre income from investments (sales of SAP-SI shares in Q2/2004).

Stock: key figures		
	September 30, 2005	September 30, 2004
Year's closing price (XETRA) in €	38.80	26.51
Total number of shares	27,933,357	27,266,752
Market capitalization in € millions	1,084	723
Year high/year low	39.00/21.80	28.17/15.30

Software AG shares are listed at the Frankfurt Stock Exchange, Germany (Prime Standard, Index TecDAX). ISIN DE 0003304002, Symbol SOW.

Profile

The XML Company

Ever more information needs to be created, administered, and made available. In order to maximize availability, we offer our customers integrated data access in real time. This supports businesses and organizations in achieving their fundamental goals: faster overall processes, comprehensive networking, higher added value, increased competitive strength.

XML (eXtensible Markup Language) is the key technology for the exchange of data and documents. At the same time, it simplifies the integration of new technologies and applications in existing IT architectures.

Our products and solutions enable the integration of innovative applications and systems while simultaneously modernizing the IT environment. We are one of the top companies in our market world-wide, and the market leader in Europe.

The Software AG company culture is differentiated by absolute customer orientation. We work in best-practice networks, driving change in an open and transparent way. We focus on profitable growth and a distinctive market profile.



Karl-Heinz Streibich
Chief Executive Officer
Darmstadt/Germany

Dear Ladies and Gentlemen,

Software AG's favorable performance in the third quarter has confirmed our forecasts for the current fiscal year. The 16 percent increase in licensing revenues shows that we are on course for leveraging the potential of our business lines, Enterprise Transaction Systems and our high-growth XML Business Integration. Operating earnings also made good progress, increasing 12 percent to €67.5 million in the first nine months of the year. The operating margin rose to over 21 percent.

To further drive growth, we invested in new products and new markets. We also expanded our network of partners and our sales and marketing activities.

Process innovation as a key to corporate success
Our customers appreciate our strong commitment to IT-supported process innovation. This is what I am frequently told during my travels around the globe to discuss projects with key customers.

With our help, clients can derive more benefits from their IT investments, making them an integral part of their corporate success. We help our customers to improve the productivity and efficiency of their existing IT systems using service-oriented architectures (SOA).

SOA: the answer to major IT challenges
Our SOA-based products allow us to reliably modernize, integrate and automate business processes in order to help our clients save costs and increase competitiveness. According to a study recently published in Denmark, the growth rates of companies with integrated processes and IT systems exceed those of companies without them by 12 percent on average.

Alliance of leading software firms focusing on standards

Software AG is in a pole position in the growth market of service-oriented architecture for innovative processes. We strengthen our position further through continued systematic development activities and the integration of the best-practice solutions of our technology partners.

The individual development steps are principally geared towards standards so that customers are not restricted to proprietary platforms from specific providers. As a European company, we are familiar with the issues of Europe's fragmented markets such as cultural and language barriers and differing legislation.

The ability to offer specific solutions for individual customers opens up major opportunity in the European market for service-oriented architecture. Our market alliance with leading software companies such as Fujitsu, SAP, IDS Scheer, and Novell is intended to realize the potential in the European SOA market and will also serve to strengthen the positions of individual members.

Catering to the CentraSite community together with Fujitsu

Together with our strategic partner, Fujitsu, we started delivery in the third quarter of CentraSite, a joint offer for the management of integrated processes within an SOA. CentraSite was designed from the start to be open and to support real standards.

Another step in expanding our range of SOA products was the acquisition of Casabac Technologies, a German company whose Composite Application Integrator assists clients in developing rich Internet applications.

Solid base for profit growth

Software AG will continue to support income and earnings growth through disciplined implementation of our long-term strategy for success. We anticipate an increase in net income of 4 – 6 percent on a currency-adjusted basis for 2005 as a whole. We expect to achieve an EBIT ratio at the upper end of the target corridor of 20 – 22 percent set for 2005. By the end of 2006, we plan to have increased revenue to 10 percent and the EBIT ratio to 21 – 23 percent.

Karl-Heinz Streibich
Chief Executive Officer

Growing share price lead to profit taking

Technology stocks continued to improve in a market plagued by rising oil prices, natural disasters and affected by the new elections in Germany. The Nasdaq 100 rose 7 percent in the third quarter of 2005, and the TecDAX increased more than 11 percent. The share price performance of Software AG contributed to the upward trend of the TecDAX. Our good results again demonstrated to the capital markets that our new strategic orientation is paying off: The price of Software AG shares continued to rise in the third quarter, increasing more than 13 percent and reaching a high of €39.00. Software AG stock closed at €38.80 on September 30, 2005 in Xetra trading.

Investor sentiment changed, however, at the start of October 2005. Persistently high energy prices as well as interest rate fears had a marked impact on the equity markets, rapidly diminishing the optimism of international investors, who resorted to profit-taking to safeguard their annual gains. Our stock also showed signs of profit-taking after the excellent performance of the past two quarters, closing at €37.88 on October 31, 2005.

Management and employee stock options exercised

On August 19, 2005, we announced that 666,605 options had been exercised from employee stock option plans for the years from 1999 to 2001. No active Executive Board members took part in these transactions. The favorable share price performance made it possible for the first time in three years to exercise options: Software AG stock significantly outperformed the TecDAX benchmark index both in fiscal year 2004 and in the first half of 2005. The number of outstanding shares increased to 27,933,357 upon exercise of the stock options. Software AG received proceeds in the amount of €18.7 million from this transaction. Approximately 184,000 options can still be exercised under this program up until summer 2008. For more information, please refer to the notes to this quarterly report.

ADR program results in new investors

We presented our company at six road shows and two conferences in Europe in the third quarter. We would now like to further increase visibility of our stock and win new investors, especially in the United States. For this reason, we have made preparations with Deutsche Bank for trading Software AG shares on the U.S. market as American Depository Receipts ("ADR"). The ADR program began on October 27, 2005. American Depositary Receipts are negotiable U.S. certificates representing shares held in a non-U.S. company. ADRs enable U.S. investors to buy and sell foreign securities in U.S. dollars. At Software AG, ADRs are traded in the over-the-counter (OTC) market under a "sponsored level I ADR program." When a U.S. investor purchases foreign stock, the shares are converted to ADRs. When the stock is sold, the ADRs are converted back to shares. Issuers offering ADRs under a level I program are not subject to reporting requirements as defined in the Sarbanes-Oxley Act.

Comparison of share development with leading indices



175
160
145
130
115
100
85
Dec 31, 04
Jan 31, 05
Feb 28, 05
March 31, 05
April 31, 05
May 31, 05
June 30, 05
July 31, 05
Aug 31, 05
Sep 30, 05
Software AG
TecDAX
Nasdaq 100

Favorable performance in the third quarter
Revenue and earnings exceed targets

Software AG continued on its profitable growth course in the third quarter, with revenue increasing more than 7 percent and EBIT up 10 percent. The Company's favorable performance over the past nine months means that Software AG will most likely close the year at the upper end of the target corridor set for 2005. The prospects for 2006 are likewise positive due to our successful implementation of corporate strategy.

In the third quarter, revenues of Software AG increased by €7.1 million over the prior-year period to €103.7 million. Third-quarter growth outpaced growth in the two preceding quarters.

Dynamic growth in licensing business

The high-yield licensing business once again made above-average gains. Revenue from new software licenses increased 16 percent to €29.2 million from €25.1 a year earlier. Sales of Enterprise Transaction products for state-of-the-art data management rose 9 percent to €19.7 million from €18.1 million a year earlier.

In the XML Business Integration division, sales of proprietary products climbed 22 percent to €5.5 million. As planned, sales of third party products decreased €1.6 million to €0.5 million based on our decision to phase out the business with products from outside suppliers. We now generate 92 percent of licensing revenues in the integration business with our own software products, compared to 74 percent a year earlier.

Licensing revenue by product line

€ millions	Q3 2005	Q3 2004	+/-
Software AG XML products	5.5	4.5	+ 22%
Third party XML products	0.5	1.6	
ETS	19.7	18.1	+ 8%

In the first nine months of the current fiscal year, licensing revenues increased 14 percent to €88.3 million from €77.7 a year earlier. Both XML Business Integration and Enterprise Transaction Systems (ETS) contributed to this increase, again demonstrating the pulling power of our strategy of offering both integration products and solutions for the modernization of legacy systems. The combination of these two product lines allows us to take advantage of the potential offered by the rapidly growing integration market while benefiting from the stability of our established mainframe basis.

Professional Services still in high demand

As in the first six months of the year, revenues from Professional services continued to increase, rising 13 percent to €28.5 million. Maintenance revenues remained stable in comparison with the prior-year period, reaching €45.8 million in the third quarter.

Revenue

€ millions	Q3 2005	Q3 2004	+/-
Licensing	29.2	25.1	+ 16%
Maintenance	45.8	46.0	± 0%
Professional Services	28.5	25.2	+ 13%

Higher margin brings leap in earnings

On the earnings side, Software AG benefited from higher revenue volumes. Consistent cost management, an expanded range of products and a profitable licensing business also contributed to the margin increase. Operating income (EBIT) for the Group as a whole rose 10 percent to €23.1 million. The EBIT ratio increased to 22.3 percent from 21.7 percent a year earlier. Net income grew even more than EBIT, reaching €15.2 million. This significant increase of approx. 20 percent is attributable to the considerable growth in net interest income to €1.5 million from €0.8 million a year earlier. The slight decrease in the tax rate over the previous year also had a beneficial effect.

Key performance indicators

€ millions	Q3 2005	Q3 2004
EBIT	23.1	21.0
Interest result	+ 1.5	+ 0.8
Income before taxes	24.6	21.9
Net income	15.2	12.7
Earnings per share (in €)	0.55	0.47
Average number of shares outstanding (in millions)	27.6	27.3

Sharp increase in earnings per share

Earnings per share increased 17 percent to €0.55 from the prior-year period. This rise reflects the increase in the number of weighted average shares outstanding to 27.6 million from 27.3 million a year earlier as a result of the exercise of options from two employee and management stock option plans that will expire in the summer of 2008. Software AG received proceeds of €18.7 million from the stock purchases.

Growth in all regions

Software AG made both revenue and earnings progress in all regions. Revenues from the Central and Eastern Europe/Asia region saw particularly high growth, increasing 13 percent over the prior-year period to €30.6 million. In addition to the core countries of Germany, Austria and Switzerland, this region comprises of the Eastern European countries, including Russia, the APEC member countries and the Middle East. Growth was driven mainly by the strong Professional Services business, which increased 26 percent. EBITA improved by nearly 25 percent to €6.2 million.

In the Southern and Western European regions, including Latin America, we generated revenues of €30.3 million in the reporting period. EBITA increased significantly to €1.6 million in spite of our investments in entering the South American market and the acquisition of APS Venezuela along with its affiliates in Panama, Costa Rica and Puerto Rico.

Revenue and earnings trend by region

€ millions	Revenue Q3 2005	Revenue Q3 2004	EBITA Q3 2005	EBITA Q3 2004
North America/Northern Europe	[illegible]	41.4	[illegible]	12.1
Central and Eastern Europe/Asia	30.6	27.2	[illegible]	5.0
Southern and Western Europe/Latin America	[illegible]	28.3	[illegible]	0.4

High earnings power in North America/ Northern Europe
The North American/Northern Europe region accounts for 42 percent of Software AG's revenue, more than any other geographic area. Income from this region increased to €43.4 million from €41.4 million a year earlier. The licensing business experienced particularly high growth of €2.2 million to €13.0 million. Revenues from Professional services reached €5.5 as of the reporting date from €4.9 million a year earlier. EBITA rose 17 percent to €14.1 million, again proving the capacity of this region to generate high margins.

Key performance indicators improve again
The Group's operating cash flow rose to €9.7 million, more than three times higher than a year earlier. Software AG's balance sheet continued to improve, not least due to the sustained high cash flow. As of the September 30 reporting date, cash and cash equivalents had increased 39 percent over the prior-year period to €153.3 million. The equity capital of €370.5 million corresponds to nearly two-thirds of total assets.

New hirings, mainly in sales
As of September 30, 2005, Software AG employed people to the equivalent of 2,664 full-time positions - 219 more than a year earlier. The Company also had 485 temporary project employees. The number of employees increased primarily in the Southern and Western Europe region, including Latin America, where business was impacted by the expansion of our activities in South America and the acquisition of the APS Group. In terms of areas of activity, the number of employees increased in sales in particular. We expanded our sales team by 16 percent, reflecting our intensive market orientation and emphasis on customer acquisitions. More than 71 percent of our employees work outside of Germany.

Change in headcount by function (full-time equivalents)

	Sept. 30, 05	Sept. 30, 04	+/-
Sales and Pre-Sales	368	318	+ 16%
Marketing	86	84	+ 2%
R&D	374	333	+ 12%
Support, administration and other personnel	776	771	+ 1%
Professional Services	1,060	939	+ 13%
Temporary project staff	485	519	- 7%
Total	2,664	2,445	+ 9%

New opportunities in SOA environment through innovation
A major part of Software AG's growth is driven by innovative new products and functional expansions. We considered these aspects in advancing the portfolios of the two business lines. The additions focused on software products that integrate business applications, accelerate business processes, and support changes in corporate structures. In practice, these basic market requirements can be met primarily by using solutions based on service-oriented architectures (SOA). SOA combines existing services and networks available application building blocks, resulting in improved productivity and cost benefits for existing systems. Since SOA fulfills crucial customer criteria for IT investments, this area offers particular market opportunities.

New product generation makes ETS product portfolio more attractive
In the third quarter we announced major enhancements in our product line for mainframe systems: The data management platform Adabas 2006 uses additional components and functions to optimize access to information administered in the database system. Natural 2006, the development and implementation environment, provides enhancements for integrating Natural applications as well as comprehensive support for service-oriented architectures.

These innovations are in response to high customer demand for modernization solutions with which legacy systems can be easily adapted to new business requirements at low cost. Parts of the new product generation are already on the market, including the Event Replicator™ for Adabas. We have generated revenue of €1.5 million in the third quarter with this product, which has been available worldwide since July. Additional versions of the Replicator, which is currently available for IBM mainframes, are planned for the start of 2006.

ApplinX enhances position in legacy modernization

As planned, ApplinX technology – acquired from the takeover of Sabratec Ltd., Israel, at the start of the year – increased its market share. The first upgrades to ApplinX were made after integration into our portfolio. ApplinX is now particularly suited for use in additional legacy systems. ApplinX has further expanded Software AG's significant position in the market for modernizing mainframe applications and integrating legacy applications into Web services or SOA environments.

Casabac Technologies improves integration competency

Software AG believes in organic growth but also makes use of acquisitions to expand its regional presence or to gain additional technological capabilities. With this in mind, Software AG acquired Casabac Technologies GmbH as of August 1, 2005. This company's Java-based technology is currently being integrated into our XML Business Integration product line. The core research and development team from Casabac has been assigned to the XML Business Integration unit to ensure close and efficient cooperation. At the start of October, the first joint development was introduced – the Composite Application Integrator (CAI). The CAI acts as a link between the IT environment and end users in service-oriented architectures.

Fujitsu and Software AG: joint SOA integration project

Under the global cooperation with Fujitsu, we announced the joint project CentraSite in the third quarter, an offering for managing integrated business processes in a service-oriented architecture (SOA). CentraSite is a powerful, open and standards-based SOA repository of the next generation, supporting the entire life cycle and management of integration components, Web services and other application components. Intuitive reporting tools simplify communication between corporate functions and IT, which is the basis for successfully implementing and operating SOA-based solutions. CentraSite is available as of October 2005.

SOA integration offers crucial advantages in practice, such as lower costs and shorter implementation phases for integration projects as well as improvements in internal and inter-company cooperation. In addition, business risks diminish since the effects of changes can be identified quickly. These advantages make CentraSite an extremely attractive solution.

Partnership with Fujitsu forges ahead

Fujitsu and Software AG will continue to combine innovative and marketing forces in the future. CentraSite will be marketed and updated by both companies. The strategic alliance formed for this purpose involves Fujitsu distributing two of Software AG's integration products: the Enterprise Service Integrator and the Enterprise Information Integrator. In return, we will market Fujitsu's Interstage Business Process Manager (Interstage).

Good prospects for the rest of 2005 and 2006
We are still anticipating net income to increase 4 - 6 percent on a currency-adjusted basis for 2005 as a whole. The licensing business will outperform sales growth, reaching the upper end of our target corridor of 10 - 12 percent. Our maintenance revenues will most likely remain stabile, while Professional Services are expected to exceed the prior-year's revenue by 8 - 10 percent. We anticipate an operating EBIT margin of 20 - 22 percent. From a current perspective, this figure should lie at the upper end of this target corridor.

Projected sales growth for the Group as a whole

€ millions


550
500
450
400
350
300
250
200
2004
2005
2006
2007
2008
XML Business Integration
ETS Enterprise Transaction Systems

For the coming year, Software AG is aiming for revenue growth of 10 percent and an EBIT ratio of 21 - 23 percent. XML integration solutions will continue to drive growth, while new customer acquisitions promise additional growth potential in response to increased direct marketing activities. Software AG will also benefit from geographical expansion in emerging markets as well as from the global alliances entered into this year with partners such as Fujitsu and SAP.

Events after the balance sheet date: Changes in the Executive Board
At the end of October, Alfred Pfaff was appointed to the Executive Board of Software AG. He is responsible for the Central and Eastern Europe/Asia region, which CEO Karl-Heinz Streibich had directed on a provisional basis. Alfred Pfaff joined the Company on January 1, 2005 and has since then been in charge of Software AG's German business as Managing Director of SAG Systemhaus GmbH. Mr. Pfaff previously held the post of Chief Representative of IBM Deutschland.

In October, Software AG entered into a strategic partnership with the danet Group, Weiterstadt, Germany. The partnership aims to combine danet's existing solutions and system integration expertise with Software AG's comprehensive interface tools to form new solutions.

Consolidated income statement for the nine months ended September 30, 2005 IFRS, unaudited				
€ thousands	September 30, 2005	September 30, 2004	Q3 2005	Q3 2004
Licensing	88,256	77,663	29,163	25,057
Maintenance	134,786	136,900	45,824	45,995
Professional Services	90,027	82,846	28,463	25,222
Other	1,390	1,202	243	361
Total revenue	[illegible]	298,611	[illegible]	96,635
Total cost of sales	- 104,942	- 101,901	- 33,606	- 32,903
Gross profit	[illegible]	196,710	[illegible]	63,732
Research and development	- 32,460	- 36,948	- 10,934	- 11,353
Sales, marketing and distribution	- 75,730	- 65,414	- 25,256	- 22,346
Administrative costs	- 33,410	- 33,488	- 11,201	- 11,321
Operating result	[illegible]	60,860	[illegible]	18,712
Income from sale of SAP-SI shares	0	24,539	0	0
Other income	10,509	8,544	3,619	3,621
Other expenses	- 10,898	- 9,021	- 3,228	- 1,300
Earnings before interest, taxes and amortization	[illegible]	84,922	[illegible]	21,033
Amortization	0	0	0	0
Earnings before interest and taxes	[illegible]	84,922	[illegible]	21,033
Interest result	4,079	2,345	1,543	845
Earnings before taxes	[illegible]	87,267	[illegible]	21,878
Income taxes	- 27,340	- 24,145	- 8,980	- 8,804
Other taxes	- 1,308	- 1,221	- 402	- 333
Consolidated income	[illegible]	61,901	[illegible]	12,741
Earnings per share (Euro, basic)	1.57	2.27	0.55	0.47
Earnings per share (Euro, diluted)	1.56	2.27	0.55	0.47
Weighted average shares outstanding (basic)	27,377,853	27,266,752	27,600,055	27,266,752
Weighted average shares outstanding (diluted)	27,561,688	27,266,752	27,783,890	27,266,752

Consolidated balance sheet as of September 30, 2005 IFRS, unaudited Assets			
€ thousands	September 30, 2005	December 31, 2004	September 30, 2004
Current assets			
Cash on hand and bank balances	136,318	89,397	88,146
Securities	16,982	29,695	22,102
Inventories	399	345	356
Trade receivables	125,993	109,674	112,400
Other receivables and other assets	6,075	4,015	7,043
Deferred expense	6,059	5,261	6,214
	[illegible]	238,387	236,261
Non current assets			
Intangible assets	6,234	1,516	1,306
Goodwill	187,274	174,591	176,472
Property, plant and equipment	45,628	44,274	44,853
Financial assets	2,343	1,592	1,774
Trade receivables	7,881	14,648	13,720
Deferred taxes	30,080	35,677	36,465
	[illegible]	272,298	274,590
	571,266	510,685	510,851

Equity and Liabilities			
€ thousands	September 30, 2005	December 31, 2004	September 30, 2004
Current liabilities			
Current financial liabilities	2,586	3,349	3,757
Trade payables	21,263	21,192	17,508
Other current liabilities	29,853	22,279	18,291
Current provisions	25,295	33,257	33,269
Tax provisions	18,566	14,291	12,166
Deferred income	58,389	47,245	68,532
	[illegible]	141,613	153,523
Non-current liabilities			
Non-current financial liabilities	2,336	3,490	3,887
Trade payables	84	0	0
Other non-current liabilities	580	299	396
Provision for pension	22,624	22,149	20,748
Non-current provisions	828	906	652
Deferred taxes	13,376	12,443	11,944
Deferred income	5,012	6,183	6,830
	[illegible]	45,470	44,457
Equity			
Share capital	83,800	81,800	81,800
Capital reserve	16,946	132	132
Retained earnings	210,707	154,032	156,454
Consolidated income	42,959	77,125	61,901
Currency translation differences	– 19,075	– 41,574	– 26,870
Other reserves	34,897	51,847	39,328
Minority interest	240	240	126
	[illegible]	323,602	312,871
	571,266	510,685	510,851

Statement of cash flows for the nine months ended September 30, 2005 IFRS, unaudited				
€ thousands	September 30, 2005	September 30, 2004	Q3 2005	Q3 2004
Income after taxes	42,959	61,901	15,248	12,741
Income taxes	27,340	24,146	8,980	8,778
Interest result	- 4,079	- 2,345	- 1,544	- 846
Depreciation	5,670	6,784	1,686	2,253
Income from sale of SAP SI-shares	0	- 24,539	0	0
Income from sale of assets	63	231	31	237
Cash generated from operations	[illegible]	66,178	[illegible]	23,163
Changes in inventories, receivables and other current assets	- 9,624	- 1,073	- 9,353	11,770
Changes in payables and other liabilities	- 1,562	- 34,012	2,305	- 22,317
Income taxes paid	- 16,776	- 17,637	- 9,078	- 10,861
Interest paid	- 1,673	- 693	- 116	- 174
Interest received	5,923	2,928	1,608	996
Net cash used in/provided by operating activities	[illegible]	15,691	[illegible]	2,577
Cash received from the sale of tangible/intangible assets	162	72	0	16
Investments in tangible/intangible assets	- 6,566	- 3,480	- 3,189	- 1,564
Cash received from the sale of financial assets	3,350	26,273	3	135
Investments in financial assets	- 4,128	- 846	- 620	- 98
Investments in consolidated companies	- 8,897	0	- 1,478	0
Net cash used in/provided by investing activities	[illegible]	22,019	[illegible]	1,511
Cash proceeds from issuing shares	18,814	0	18,814	0
Dividend payments	- 20,450	0	0	0
Repayment of loans from acquisitions and other finance liabilities	- 1,397	- 2,308	- 572	- 811
Net cash used in/provided by financing activities	[illegible]	- 2,308	[illegible]	811
Change in cash funds from cash relevant transactions	[illegible]	35,402	[illegible]	255
Adjustment from currency translation	[illegible]	687	[illegible]	473
Net change in cash and cash equivalents	[illegible]	36,089	[illegible]	218
Cash and cash equivalents at the beginning of the period	119,092	74,159	128,835	110,466
Cash and cash equivalents at the beginning of the period	[illegible]	110,248	[illegible]	110,248

Segment report for the nine months ended September 30, 2005 IFRS, unaudited						
€ thousands	North America, Northern Europe	Southern and Western Europe	Central and Eastern Europe/ Asia	Total Region	Development Central function Consolidation	Total Group
Licenses	41,490	22,041	24,890	88,421	- 165	[illegible]
Maintenance	73,546	24,388	37,212	135,146	- 360	[illegible]
Professional Services	17,333	50,241	23,724	91,298	- 1,271	[illegible]
Other	292	512	181	985	405	[illegible]
Total revenue	132,661	97,182	86,007	315,850	- 1,391	[illegible]
EBITA	43,327	6,397	14,312	64,036	3,492	[illegible]
Interest result						[illegible]
Profit before taxes						[illegible]
Taxes						[illegible]
Net income						[illegible]
Total revenue proportion per region in %	42.0	30.8	27.2	100.0		
Product revenue	115,036	46,429	62,102	223,567		
Proportion per region in %	51.4	20.8	27.8	100.0		

Segment report for the nine months ended September 30, 2004 IFRS, unaudited						
€ thousands	North America, Northern Europe	Southern and Western Europe	Central and Eastern Europe/ Asia	Total Region	Development Central function Consolidation	Total Group
Licenses	35,398	19,761	22,673	77,332	- 169	77,663
Maintenance	75,817	23,097	38,462	137,376	- 476	136,900
Professional Services	15,644	47,977	19,502	83,123	- 277	82,846
Other	371	365	110	846	356	1,202
Total revenue	127,230	91,200	80,747	299,177	- 566	298,611
EBITA (operating)	36,668	6,138	13,805	56,611	3,772	60,383
Income from sale of SAP SI					24,539	24,539
EBITA (as reported in P&L)	36,668	6,138	13,805	56,611	28,311	84,922
Interest result						2,345
Profit before taxes						87,267
Taxes						25,366
Net income						61,901
Total revenue proportion per region in %	42.5	30.5	27.0	100.0		
Product revenue	111,215	42,858	61,135	215,208		
Proportion per region in %	51.7	19.9	28.4	100.0		

Segment report Q3 2005 IFRS, unaudited						
€ thousands	North America, Northern Europe	Southern and Western Europe	Central and Eastern Europe/ Asia	Total Region	Development Central function Consolidation	Total Group
Licenses	13,013	6,783	9,411	29,207	- 44	[redacted]
Maintenance	24,808	8,141	12,992	45,941	- 117	[redacted]
Professional Services	5,530	15,313	8,172	29,015	- 552	[redacted]
Other	83	32	27	142	101	[redacted]
Total revenue	43,434	30,269	30,602	104,305	- 612	[redacted]
						[redacted]
EBITA	14,133	1,636	6,238	22,007	1,080	[redacted]
Interest result						[redacted]
Profit before taxes						[redacted]
Taxes						[redacted]
Net income						[redacted]
						[redacted]
Total revenue proportion per region in %	41.6	29.0	29.4	100.0		[redacted]
						[redacted]
Product revenue	37,821	14,924	22,403	75,148		[redacted]
Proportion per region in %	50.3	19.9	29.8	100.0		[redacted]

Segment report Q3 2004 IFRS, unaudited						
€ thousands	North America, Northern Europe	Southern and Western Europe	Central and Eastern Europe/ Asia	Total Region	Development Central function Consolidation	Total Group
Licenses	10,770	6,292	8,056	25,118	- 61	[redacted]
Maintenance	25,722	7,847	12,611	46,180	- 185	[redacted]
Professional Services	4,901	13,969	6,514	25,384	- 162	[redacted]
Other	40	150	57	247	114	[redacted]
Total revenue	41,433	28,258	27,238	96,929	- 294	[redacted]
						[redacted]
EBITA	12,146	- 403	5,002	16,745	4,288	[redacted]
Interest result						[redacted]
Profit before taxes						[redacted]
Taxes						[redacted]
Net income						[redacted]
						[redacted]
Total revenue proportion per region in %	42.7	29.2	28.1	100.0		[redacted]
						[redacted]
Product revenue	36,492	14,139	20,667	71.298		[redacted]
Proportion per region in %	51.2	19.8	29.0	100.0		[redacted]

Statement of changes in equity for the nine months ended September 30, 2005 IFRS, unaudited									
€ thousands	Shares Number	Share capital	Capital reserve	Retained earnings	Consolidated income	Currency translation differences	Other reserves	Minority interest	Total
Equity as of January 01, 2005	27,266,752	81,800	132	231,157	0	-41,574	51,847	240	323,602
Cash proceeds from issuing shares	666,605	2,000	16,664						18,664
Personnel expenses Stock Options (IFRS 2)			150						150
Consolidated income of the period					42,959				42,959
Dividend payment				– 20,450					– 20,450
Currency translation differences						22,499			22,499
Net gains from the fair value valuation of securities not recognized in income statement							– 1,207		– 1,207
Net gains from the fair value valuation of loans with group members not recognized in income statement							– 15,743		– 15,743
Equity as of September 30, 2005	27,933,357	83,800	16,946	210,707	42,959	– 19,075	34,897	240	370,474

Statement of changes in equity for the nine months ended September 30, 2004 IFRS, unaudited									
€ thousands	Shares Number	Share capital	Capital reserve	Retained earnings	Consolidated income	Currency translation differences	Other reserves	Minority interest	Total
Equity as of January 01, 2004	27,266,752	81,800	132	156,454	0	– 32,340	63,149	126	269,321
Consolidated income of the period					61,901				61,901
Currency translation differences						5,470			5,470
Net gains from the fair value valuation of securities not recognized in income statement							– 18,112		– 18,112
Net gains from the fair value valuation of loans with group members not recognized in income statement							– 5,709		– 5,709
Equity as of September 30, 2004	27,266,752	81,800	132	156,454	61,901	– 26,870	39,328	126	312,871

Accounting Policies

Basis of presentation

Software AG's consolidated financial statements are prepared in accordance with the International Financial Reporting Standards (IFRS) as promulgated by the International Accounting Standards Board (IASB). The IAS/IFRSs applicable as of December 31, 2004 were observed, as were the corresponding interpretations of the International Financial Reporting Interpretations Committee (IFRIC – formerly SIC). The same accounting policies have been applied in these interim financial statements as in the 2004 financial statements. Therefore, the accounting policies are not explained in detail in these quarterly financial statements. These quarterly financial statements have been prepared in accordance with IAS 34, Interim Financial Statements.

The consolidated financial statements of Software AG are expressed in thousands of euros unless otherwise stated.

Changes in Consolidated Group

The following changes in the consolidated group have occurred since December 31, 2004:

1.) The two companies of the Sabratec Group acquired in the first quarter of 2005, Software AG Israel (formerly Sabratec Ltd., Israel) and its subsidiary, Sabratec Technologies, Inc., USA, were initially consolidated as of the closing date of the purchase agreement (February 3, 2005). The fixed purchase price including ancillary costs for 100 percent of the shares was €6,159 thousand. In addition, the purchase price includes a variable portion based on future sales. At the time of acquisition, these companies had a consolidated equity of €1,213 thousand, and in fiscal year 2004 generated revenues of €2,185 thousand.

2.) Software AG Latinoamerica S.A., which was created on May 27, 2005 as a subsidiary of SAG Spain with a share capital of €50 thousand, was initially consolidated as of the date of foundation of the company.

3.) On June 29, 2005 (closing date), the Company acquired the six companies of the APS Group in Central and South America. Two of these companies are located in Venezuela (SAG Venezuela, formerly Análisis Programación y Software, C.A. (APS) and A. Zancani & Asociados, C.A. (AZA)), two in Panama (SAG Panama, formerly Soluciones de Integración de Negocios, S.A. (SINSA)) and its subsidiary, Soluciones de Integración Movil, S.A. (SINSA MOVIL), and one company each in Costa Rica (another subsidiary of SINSA: SAG Costa Rica, formerly Soluciones de Integración Movil, S.A. (SINSA Costa Rica)) and in Puerto Rico (SAG PTO. RICO, formerly XML Partners, Inc. (XML)). These companies were initially consolidated as of the closing date. The fixed purchase price including ancillary costs for 100 percent of the shares will amount to a maximum of €4,126 thousand, depending on 2005 revenues. In addition, the purchase price contains a variable portion based on future sales and earnings. At the time of acquisition, these companies had a consolidated equity of minus €422 thousand and in fiscal year 2004 generated revenues of USD 4,415 thousand (€3,551 thousand).

4.) With effect from August 1, 2005, Software AG acquired Casabac Technologies GmbH in Bammental near Heidelberg, Germany, including its U.S. subsidiary, Casabac Technologies, Inc. These companies were initially consolidated as of the closing date (August 1, 2005).

The fixed purchase price including ancillary costs for 100 percent of the shares was €1,531 thousand. In addition, the purchase price includes a variable portion based on future sales. At the

time of acquisition, these companies had a consolidated equity of €104.5 thousand and in fiscal year 2004 generated revenues of €270 thousand.

A new Russian subsidiary was established as of August 3, 2005 with capital of €50 thousand. Software AG – as the parent company – holds 100 percent of the shares in this subsidiary.

There were no other changes in the consolidated group compared to December 31, 2004.

Earnings per share

Earnings per share were calculated by dividing net income for the period attributable to shareholders by the weighted average number of shares outstanding during the reporting period and have been presented accordingly. Software AG has only issued common shares. In the third quarter, the weighted average number of shares amounted to 27,600,055. In the first nine months of 2005, the weighted average number of shares amounted to 27,377,853.

Since all three criteria for exercising options as set out in the first stock option plan for members of the Executive Board, officers and other employees were met in the course of the second quarter 2005, 666,605 stock options were exercised during the third quarter. The exercising criteria for another 183,835 options were also met. These options may therefore be exercised in the fourth quarter of 2005 and in the first half of 2006, provided the share price at the time the options are exercised is at least €30 and the return on sales for fiscal 2005 reaches at least 10 percent. The diluted earnings per share were calculated for these potential shares using the treasury stock method and presented for the reporting period. Diluted earnings per share were calculated by dividing net income for the period attributable to shareholders by the number of shares in issue and the exercisable stock options.

Financial Position

Goodwill

The acquisition of the Software AG USA Group as of February 1, 2001 resulted in goodwill of €174,591 thousand; the acquisition of the two Sabratec companies in Israel and in the USA on February 3, 2005 resulted in goodwill of €6,589 thousand; the acquisition of the APS Group on June 29, 2005 resulted in goodwill of €3,978 thousand; and the acquisition of Casabac Technologies GmbH, Bammental near Heidelberg, including its U.S. subsidiary resulted in goodwill of €2,116 thousand. Goodwill related to the Software AG USA Group had been fully amortized over ten years by December 31, 2002 in accordance with the HGB accounting regulations applicable at that time.

Shareholders' equity

The change in shareholder's equity is shown in the Statement of Changes in Equity as of September 30, 2005.

1. Conditional capital

The following conditional capital existed as of September 30, 2005:

1.) Up to €2,785 thousand divided into a maximum of 928,288 bearer shares, reserved to cover subscription rights under the first stock option plan (Management Incentive Plan I (MIP I)) for members of the Executive Board and officers in the Group. The requirements of this program and the status of allocations and exercising options are presented under other disclosures/ stock-based compensation programs.

    On August 18, 2005, as a result of the options being exercised by officers and former members of the Executive Board during the third quarter 2005, the Executive Board partially made use of the authorization to service the options granted under the first stock option plan in the amount of €572 thousand divided into 190,674 bearer shares.

2.) Up to €3,000,000 divided into a maximum of 1,000,000 bearer shares to provide for subscription rights under the second stock option plan (Management Incentive Plan II, MIP II) for members of the Executive Board and officers of the Software AG Group. The requirements of this program and the status of allocations and exercising options are presented under other disclosures/stock-based compensation programs.

The Executive Board did not made use of the authorization to service the options granted under the second stock option plan prior to September 30, 2005.

3.) Up to €33,000,000 divided into a maximum of 11,000,000 bearer shares, each with a proportional share in the capital stock of €3, for the purpose of granting option rights and agreeing on option obligations arising from bonds with warrants or granting conversion rights and agreeing on conversion obligations to bearers of convertible bonds in a total nominal amount of up to €500,000,000 and a term not exceeding 15 years in accordance with the terms and conditions of the bonds, as resolved at the Annual Shareholders' Meeting on May 13, 2005. Pursuant to this authorization, the Executive Board may, with the consent of the Supervisory Board, resolve until May 12, 2010 that the rights presented may be issued by Software AG or a directly or indirectly held wholly-owned affiliate of Software AG.

In this respect, the shareholders are to be granted subscription rights except in the following cases:

- The Executive Board is authorized to exclude fractional amounts from the shareholders' subscription rights.

- Subject to the consent of the Supervisory Board, the Executive Board is authorized to exclude the shareholders' subscription rights in full provided it has come to the conclusion that the issue price of the bonds with warrants or convertible bonds is not significantly lower than their hypothetical market value arrived at by using accepted methods, in particular financial calculation methods, after having conducted a review in accordance with its professional duties. However, this authorization to exclude subscription rights only applies to bonds with warrants and convertible bonds with option or conversion rights or with share-related option or conversion obligations at a proportional amount of the registered share capital not to exceed €8,180 thousand, or 10 percent of the registered share capital in existence at the time the authorization is acted upon.

The Executive Board did not make use of this authorization prior to September 30, 2005.

2. Authorized capital

As of September 30, 2005, the Executive Board is also authorized, with the consent of the Supervisory Board, to increase the Company's registered share capital on one or more occasions on or before April 27, 2006 by up to a total of €36,561 thousand by issuing up to 12,187,105 new bearer shares against cash contributions and/or contributions in kind (authorized capital). In this respect, the shareholders are to be granted subscription rights except in the following cases:

- The Executive Board is authorized to exclude fractional amounts from the shareholders' subscription rights.

- Subject to the consent of the Supervisory Board, the Executive Board is further authorized to exclude subscription rights for capital increases against contributions in kind for the purpose of acquiring equity investments or companies in part or in whole.

- Subject to the consent of the Supervisory Board, the Executive Board is also authorized to exclude subscription rights for capital increases against cash contributions if the capital increases

resolved on the basis of this authorization do not, in total, exceed 10 percent of the registered share capital at the time the authorization is first acted upon and if the issue price is not significantly lower than the stock market price.

- Finally, the Executive Board is authorized, with the consent of the Supervisory Board, to exclude subscription rights for a nominal amount not to exceed €5,076 thousand in total for the purpose of offering the new shares to the employees of the Company and its affiliated companies as defined in §§ 15 et seq. of the German Stock Corporation Act (AktG) as part of an employee stock ownership plan. The new shares may also be transferred to a bank, provided they will be held exclusively for the purpose of acquisition by entitled employees in accordance with the Company's instructions.

As a result of the options being exercised by employees of the Company during the third quarter 2005, the Executive Board on August 18, 2005 made partial use of such authorization in the amount of €1,428 thousand divided into 475,931 bearer shares.

3. Acquisition of own shares

Pursuant to the resolution adopted at the Annual Shareholders' Meeting on May 13, 2005, the Company is authorized to purchase on or before November 12, 2006 Company shares having a proportional interest in the registered share capital of up to a total of €8,180 thousand. The Company shares may be purchased on the stock market or through a public purchase offer directed to all shareholders of the Company. If the shares are purchased on the stock market, the consideration for purchase of the shares may not be more than 10 percent higher or lower than the average listed price on the Frankfurt Stock Exchange over the five trading days prior to the purchase. If the shares are purchased via a public purchase offer, the consideration for the purchases of the shares may be more than 20 percent higher or lower than the average listed price on the Frankfurt Stock Exchange from the fifth to ninth trading day prior to publication of the offer. The offer may stipulate a preferential acceptance of a smaller number of shares of up to 100 units per shareholder.

The Executive Board is authorized, subject to the Supervisory Board's consent, to take the following action in relation to the own shares acquired:

- The Executive Board may sell the Company's own shares in a manner other than via the stock market or by means of a public offer to all shareholders. This authorization is limited to shares with a proportional interest in the registered share capital not exceeding a total of €8,180 thousand.

- The Executive Board is further authorized, subject to the exclusion of the shareholders' subscription rights, to sell the shares to third parties, provided such sale takes place for the purpose of acquiring companies in part or in whole and/or equity investments.

- The Executive Board may offer the shares for purchase by the members of the Executive Board and officers of the Company and affiliated companies as part of the second stock option plan for members of the Executive Board and officers of the Company.

- In compliance with the terms and conditions of the bonds, the Executive Board may deliver the shares to the holders of warrants or convertible bonds issued by the Company or by a wholly-owned direct or indirect subsidiary of the Company.

- In the event of a sale of acquired own shares by way of an offering to all shareholders, the Executive Board will be authorized to grant the holders of the warrants and convertible bonds issued by the Company or by a wholly-owned direct or indirect subsidiary of the Company a subscription right to the shares equivalent to that to which the warrant or bondholders would be entitled after exercising the option or conversion rights or after the performance of the option or conversion obligation.

- The Executive Board may redeem the own shares acquired in whole or in part without any additional resolution by the Annual Shareholders' Meeting.

The authorization to purchase or use the Company's own shares may be exercised either in whole or in part (and in the latter case, more than once). The Company's own shares may be purchased for one or more of the aforementioned purposes.

The Executive Board did not made use of its authorization to acquire own shares prior to September 30, 2005.

4. Dividend payment

Pursuant to the proposal of the Executive Board and the Supervisory Board, the Annual Shareholders' Meeting resolved on May 13, 2005 to appropriate €20,450 thousand of the unappropriated profit of €62,955 thousand for 2004 of Software AG, the parent company of the group, for the payment of dividends – corresponding to a dividend of €0.75 per share – and to carry forward €42,505 thousand of such amount.

Other disclosures

Seasonal influences

Revenues and pre-tax earnings adjusted for one-time effects were distributed over the previous year's quarters as follows:

	Q1 2004	Q2 2004	Q3 2004	Q4 2004	2004
Revenue in € thousands	95,720	106,256	96,635	112,760	411,371
in % of annual revenue	23.3	25.8	23.5	27.4	100.0
Operating earnings before tax in € thousands	15,782	25,608	21,878	24,462	87,191
in % of net income for the year	18.1	28.8	25.1	28.0	100.0

The distribution of revenues was similarly structured in previous years, primarily due to the purchasing behavior of our customers. The first three quarters 2005 were characterized by a similar trend as in the previous year. Restructuring measures during the first quarter 2004 led to considerable cost savings and to a corresponding increase in pre-tax earnings. Pre-tax earnings for the second quarter of 2004 included €24,539 thousand of extraordinary income resulting from the sale of SAP SI shares which were not included in operating earnings before tax. It is not likely that similar extraordinary income will be realized in the future.

Contingent liabilities

As of September 30, 2005, no provisions were recognized for the following contingent liabilities, expressed at nominal values, since it appeared unlikely that claims would be asserted:

	€ thousands
Guarantees	7,129
Other	1,484
Total	8,613

Stock option plans

Software AG has different stock option plans for members of the Executive Board, officers and other Group employees. This resulted in personnel expenses of €150 thousand in the third quarter 2005 due to the transition regulations set out in IFRS 2.

1. Stock option plan for members of the Executive Board, officers and other employees

As of September 30, 2005, a total of 30,323 subscription rights had been issued to officers. The current members of the Executive Board did not hold any options from this program. The number of options decreased by 190,674 compared to December 31, 2004 as a result of the options exercised by officers and former members of the Executive Board during the third quarter 2005.

In addition, 153,512 subscription rights were granted to the other employees of the Software AG Group as of September 30, 2005. Compared to December 31, 2004, the number of subscription rights of the other employees as of September 30, 2005 decreased by 328,293 due to employee fluctuation and by 475,931 due to the options exercised during the third quarter 2005.

The options have a term of seven years from the time of issue. They may be exercised on a quarterly basis after publication of the annual results, the semi-annual results or the quarterly results. In addition, the options may only be exercised during their term, which commences after a 24-month waiting period following the Company's IPO.

When exercising an option, the subscription price per share is €28.12. In order for the options to be exercised, the following three conditions must be met:

(1) The Group's profit from ordinary activities as reported under the German Commercial Code (HGB) must have increased by a total of 30 percent in the years from 1997 to 1999.

(2) The Group's profit from ordinary activities must be equivalent to at least 10 percent of revenue in the year prior to exercise of the option.

(3) The share price must exceed the minimum price of €30 per share at the time the option is exercised.

The first condition was fulfilled based on the results achieved in the years from 1997 to 1999. The return on sales of 27 percent in fiscal 2004 fulfilled the second crieteria. The third condition was also met based on the excellent performance of Software AG's shares in fiscal year 2005.

As a result, 850,440 stock options were exercisable in the third quarter 2005, 666,605 of which were exercised at an average share price of €37.00. The remaining 183,853 options may be exercised until July 31, 2008.

This stock option program led to personnel expenses of €150 thousand in the third quarter of 2005. The 150,267 stock options granted after November 7, 2002 were measured in accordance with the transition regulations set out in IFRS 2.53, recognized as personnel expenses of €150 thousand and taken to the capital reserve. The remaining 700,173 stock options were issued prior to November 7, 2002 and were not measured in accordance with IFRS 2.53.

The underlying average market value of the options was determined to be €3.28 per stock option calculated on the basis of the Black-Scholes model.

The calculation was based on the following parameters:

Expected average term until exercise of the options (in years)	2,8
Risk-free interest rate in %	2.81
Expected volatility for three years as of the valuation date %	50
Expected dividend yield in %	3
Weighted average share price upon exercise in €	16.84
Exercise price in €	28.12

For the purpose of calculating the average term until the exercise of the options, it has been assumed that the options might be exercised early based on experience with previously exercised options. This calculation takes into account the previous average holding periods of the employee options after the date as of which they could be exercised as well as expected future share price development.

The expected volatility was calculated as the average three-year volatility of Software AG's shares as of the dates the options were granted.

No additional parameters were used for the calculation of fair value other than the market conditions described above.

2. Stock option plan for Executive Board members and officers

As of September 30, 2005, a total of 163,375 subscription rights had been issued to Executive Board members, and 684,800 subscription rights had been issued to officers; these subscription rights may not, however, be exercised prior to September 30, 2005. In the first three quarters of 2005, a total of 140,775 subscription rights were issued to officers. A total of 22,000 stock options were withdrawn during the first three quarters 2005 (10,000 thereof in the third quarter 2005). Based on the new compensation model, which took effect on January 1, 2005, no further subscription rights were issued.

The subscription price per share upon exercise of the option corresponds to the average price in the XETRA closing auction over the last five trading days on the Frankfurt Stock Exchange prior to the date of the offer to grant the subscription rights.

In order for the options to be exercised, the following two conditions must be met:

(1) In the fiscal year preceding exercise of the options, the Group's revenue must have increased by at least 10 percent over the previous year.

(2) The Group's profit from ordinary activities must be equivalent to at least 10 percent of the revenue in the year prior to exercise of the option.

Terms, waiting periods and exercise intervals correspond to the conditions of the first stock option plan.

No stock options could be exercised in the first three quarters of 2005 given that the criteria for the second stock option plan were not met. It is also unlikely that options under this stock option plan will be exercisable in the near future. Therefore, the options were measured at €0.00 per option in accordance with IFRS 2.

Other financial commitments

The Company has rent and lease agreements for buildings, land, computer and telephone equipment as well as vehicles. The obligations under these contracts for the remaining non-cancelable terms up to the end of fiscal year 2005 amount to €3,976 thousand. Obligations of €35,828 thousand exist for the period up to the end of fiscal year 2010 and obligations of €15,526 thousand for the period after fiscal year 2010. The lease agreements are operating leases as defined under IAS 17.

Notes on significant business events

1. Payments related to restructuring

A total of €3,300 thousand was paid out for restructuring measures in the first three quarters of 2005, €0 of which related to the third quarter. This amount was included in the restructuring provisions of €30,682 thousand recognized for this purpose in fiscal year 2003.

2. Software AG Inc. and Software AG ./. U.S. software company

Software AG Inc. and Software AG filed a complaint against a U.S. software company in July 2003 seeking damages and a permanent injunction for a violation of a patent granted to Software AG in 1994 after out-of-court negotiations had failed. In November 2004, the defendant company in turn filed a complaint alleging a patent violation before the U.S. District Court of Alexandria. The case was settled in April 2005. The claims of both parties under the alleged patent infringements were offset against each other. This settlement did not adversely impact income of Software AG.

3. Licensing of non-exclusive source code rights

In the third quarter of 2005, Software AG granted a customer a non-exclusive source code right related to one of its products. The Company generates licensing revenue of €3.3 million on the basis of this agreement.

4. Acquisition of Sabratec Ltd. Israel

Components of purchase price: Software AG acquired 100 percent of the shares in Software AG Israel (formerly Sabratec Ltd., Israel) and its subsidiary Sabratec Technologies, Inc., USA, effective as of February 3, 2005. The fixed purchase price including ancillary costs for 100 percent of the shares was €6,159 thousand. In addition, the purchase price includes a variable portion based on future sales. In initial consolidation, this variable portion was estimated at €2,803 thousand. Ancillary costs reflected fees paid for legal and tax advice as well as auditing fees. The first fix purchase price payment in the amount of €5,720 thousand was made at the time of acquisition. A further installment amounting to €245 thousand was made on June 2, 2005. Based on a preliminary calculation revised in the third quarter, the purchase price was paid for the balance of the following assets/liabilities:

Assets/Liabilities

€ thousands	Market value	Carrying amount before acquisition
Liquid funds	342	342
Trade receivables and other current assets	1,120	1,120
Intangible assets – software	2,029	0
Intangible assets – customer base	533	0
Goodwill	6,209	0
Property, plant and equipment	92	92
Financial assets	3	3
Deferred tax assets	519	519
Trade payables and other current liabilities	– 182	– 182
Non-current liabilities	– 616	– 616
Deferred tax liabilities	– 1,022	0
Deferred income	– 48	– 48
Difference from currency translation	– 17	– 17
Purchase price (fixed portion)	6,159	
Purchase price (estimated variable portion based on future sales)	2,803	
Total purchase price	8,962	
Carrying amount of the assets acquired		1,213

Goodwill: Since Sabratec has an excellent reputation in the market for integration technology and it was possible to retain the company's excellent software development team following the acquisition, it was necessary to recognize goodwill. There was no evidence of other factors contributing to goodwill.

Contribution to earnings since the date of acquisition (February 3, 2005): Since the date of acquisition, the acquired company, Software AG Israel, has contributed €217 thousand to the Software AG Group's earnings for the first three quarters of 2005.

Preliminary initial consolidation pursuant to IFRS 3.62: As a result of the close proximity in time between the date of acquisition (February 3, 2005) and the balance sheet date of the quarterly financial statements (March 31, 2005), it was not possible to complete the necessary measurements for initial consolidation. Therefore, the initial consolidation of Software AG Israel was performed on the basis of preliminarily determined carrying amounts. In the third quarter of 2005, the amounts so determined were revised, resulting in deviations from the amounts stated in the report for the first quarter of 2005.

The following items were subject to deviation:

€ thousands	Previously reported carrying amounts	Revised carrying amounts	Deviation
Items			
Goodwill	3,250	6,209	2,959
Software	1,900	2,029	129
Customer base	500	533	33
Deferred tax liabilities	– 958	– 1,023	– 65
Purchase price	5,909	8,962	3,053

The deviations resulted primarily from sales of products of the acquired company which exceeded initial expectations. Therefore, the carrying amounts for the sales-dependent portion of the purchase price were increased.

Contribution to sales and earnings in initial consolidation on January 1, 2005: Software AG Group revenues arising from sales of Sabratec products are primarily reported in the financial statements of the sales companies. The relevant share of these sales reported by Software AG Israel (previously Sabratec Ltd., Israel) amounted to €746 thousand in the first three quarters of 2005. In the same period, Software AG Israel achieved pre-tax earnings of €217 thousand.

Expenses in connection with the acquisition of Software AG Israel: The software products ApplinX and Guidance, which were capitalized in connection with the acquisition of Software AG Israel, are amortized over a period of five years, leading to amortization expenses of €271 thousand in the first three quarters 2005. Expenses resulting from the amortization of the acquired customer base over a period of five years came to €71 thousand in the first three quarters 2005. The deferred tax liabilities related to the accounting treatment of the software and the customer base are being reversed in line with the amortization period of five years. This has resulted in deferred tax assets of €136 thousand for the first three quarters 2005. No income or expense from the consolidation other than that described was incurred, nor is any such income or expense anticipated for the future.

5. Acquisition of the APS Group

On June 29, 2005 (closing date), the Company acquired the six companies of the APS Group in Central and South America. Two of these companies are located in Venezuela (SAG Venezuela, formerly Análisis Programación y Software, C.A. (APS) and A. Zancani & Asociados, C.A. (AZA)), two in Panama (SAG Panama, formerly Soluciones de Integración de Negocios, S.A. (SINSA) and its subsidiary, Soluciones de Integración Movil, S.A. (SINSA MOVIL)), and one company each in Costa Rica (another subsidiary of SINSA, SAG Costa Rica, formerly Soluciones de Integración Movil, S.A. (SINSA Costa Rica)) and in Puerto Rico (SAG PTO.RICO, formerly XML Partners, Inc. (XML)).

Components of purchase price: The fixed purchase price including ancillary costs for 100 percent of the shares will amount to a maximum of €4,126 thousand, depending on 2005 revenues. In addition, the purchase price contains a variable portion based on future sales and earnings. In initial consolidation, this portion was estimated at €500 thousand. The first purchase price payment in the amount of €2,187 thousand was made at the time of acquisition.

Based on a preliminary calculation, the purchase price was paid for the balance of the following assets/liabilities:

Assets/Liabilities

€ thousands	Market value	Carrying amount before acquisition
Liquid funds	829	829
Other securities	119	119
Trade receivables and other current assets	1,707	1,707
Intangible assets – customer base	1,780	0
Goodwill	3,978	0
Property, plant and equipment	343	343
Deferred tax assets	4	4
Trade payables and other current liabilities	– 3,176	– 3,176
Financial liabilities	– 147	– 147
Deferred tax liabilities	– 710	0
Deferred income	– 60	– 60
Difference from currency translation	– 41	– 41
Purchase price (fixed portion)	4,126	
Purchase price (estimated variable portion based on future sales and earnings)	500	
Total purchase price	4,626	
Carrying amount of the assets acquired		– 422

Goodwill: It was necessary to recognize goodwill due to the good market positions of these companies and the possibility of leveraging these positions to penetrate new market segments.

Customer base: It was necessary to recognize the customer base in initial consolidation since these established sales companies have distributed Software AG's products in South and Central America for more than 25 years and have more than 50 key accounts in the financial services, production, oil and mining industries as well as in the public sector.

Contribution to earnings since the date of acquisition (June 29, 2005): The companies acquired by the APS Group have contributed €2,437 thousand to Software AG Group's earnings since the date of acquisition.

Preliminary initial consolidation pursuant to IFRS 3.62: As a result of the close proximity in time between the date of acquisition (June 29, 2005) and the balance sheet date of the quarterly financial statements (September 30, 2005), it was not possible to complete the necessary measurements of the items for the initial consolidation of the APS Group. Therefore, the initial consolidation was performed on the basis of preliminarily determined carrying amounts.

Contribution to sales and earnings in initial consolidation on January 1, 2005: If the APS Group had been part of the Software AG Group since January 1, 2005, it would have contributed €7,365 thousand to Group sales and €3,937 thousand to the Group's net income for the first three quarters 2005.

Expenses in connection with the acquisition of the APS Group: The customer base capitalized in connection with the acquisition of the APS Group will be amortized over a period of five years. In the third quarter of 2005, expenses related to the amortization of the customer base came to €89 thousand. The deferred tax liabilities resulting from the accounting treatment of the customer base are being reversed in line with the amortization period of five years. This has resulted in deferred tax assets of €36 thousand for the first three quarters 2005. No other income or expense from the consolidation was incurred, nor is any such income or expense anticipated for the future.

6. Acquisition of Casabac Technologies GmbH and its subsidiaries

With effect from August 1, 2005, Software AG acquired all the shares of Casabac Technologies GmbH in Bammental near Heidelberg, Germany, including its U.S. subsidiary, Casabac Technologies, Inc. Founded in 2001, Casabac specializes in software for designing interactive, Web-based interfaces. The Casabac GUI Server is used by approximately 100 organizations as a core technology for developing web-enabled enterprise applications.

Components of purchase price: The fixed purchase price including ancillary costs for 100 percent of the shares was €1,531 thousand. In addition, the purchase price contains three variable portions based on sales. These variable portions are to be paid from 2007 to 2009 and shall not exceed a total of €1.131 thousand. The first purchase price payment was made on August 1, 2005.

Based on a preliminary calculation, the purchase price was calculated on the basis of the balance of the following assets/liabilities:

Assets/Liabilities		
€ thousands	Market value	Carrying amount before acquisition
Liquid funds	53	53
Trade receivables and other current assets	79	79
Intangible assets – customer base	46	0
Intangible assets – software	688	0
Goodwill	2,116	0
Property, plant and equipment	1	1
Trade payables and other current liabilities	– 28	– 28
Deferred tax liabilities	– 293	0
Fixed purchase price incl. ancillary costs	1,531	
Purchase price (estimated variable portion based on future sales and earnings)	1,131	
Total purchase price	2,662	
Carrying amount of the assets acquired		105

Goodwill: This technology-related acquisition represents a further step in the expansion of our Integration and Business Process Management business. Casabac's Java-based technology will further expand the application possibilities and increase the attractiveness of Software AG's integration solutions. Furthermore, the product range of the XML Business Integration line will be expanded. As a result, it was necessary to recognize goodwill.

Customer base: The Casabac GUI Server is used by more than 100 organizations as a core technology for developing web-enabled enterprise applications. Software AG and Casabac have been cooperating since mid-2004. For these reasons, it was necessary to recognize the customer base in initial consolidation.

Contribution to earnings since the date of acquisition (August 1, 2005): The employees of Casabac were taken over by Software AG as of August 1, 2005. Casabac has discontinued its operating activities since its products are now directly marketed by Software AG companies. As a result, the company will no longer contribute to Group earnings. The remaining shell company will be merged with Software AG during the fourth quarter, effective retrospectively as of August 1, 2005.

Preliminary initial consolidation pursuant to IFRS 3.62: As a result of the close proximity in time between the date of acquisition (August 1, 2005) and the balance sheet date of the quarterly financial statements (September 30, 2005), it was not possible to complete the necessary measurements of the items for the initial consolidation of Casabac. Therefore, the initial consolidation was performed on the basis of preliminarily determined carrying amounts.

Contribution to sales and earnings in initial consolidation on January 1, 2005: If Casabac had been part of the Software AG Group since January 1, 2005, it would have contributed €237 thousand to Group sales and €81 thousand to the Group's net income for the first three quarters of 2005.

Expenses in connection with the acquisition of Casabac: The software products capitalized in connection with the acquisition of Casabac will be amortized over a period of five years. This resulted in amortization expenses of €23 thousand in the third quarter 2005. Amortization resulting from the acquired customer base over a period of five years led to amortization expenses of €2 thousand. The deferred tax liabilities related to the accounting treatment of the software and the customer base are being reversed in line with the amortization period of five years. This has resulted in deferred tax assets of €10 thousand for the third quarter 2005.

Employees

As of September 30, 2005, the effective number of employees (i.e., part time employees are taken into account on a pro-rata basis only) amounted to 2,664 (September 30, 2004: 2,445), 71.09 percent (previous year: 68.26 percent) of whom were employed abroad. The average absolute number of employees (i.e., part-time employees are recorded in full) of the Software AG Group in the first three quarters 2005 was 2,678 (previous year: 2,515). In absolute terms, the Group employed 2,774 people (previous year: 2,468) at the end of the third quarter.

Executive Board and Supervisory Board

On April 1, 2005, Peter Kürpick, formerly Vice President of NetWeaver Foundation, SAP AG, joined the Company's Executive Board. He is responsible for the XMLi product line.

Executive Board member Andreas Zeitler, responsible for the region Central and Eastern Europe/Asia, left the Company in May 2005 and retired from the Executive Board effective as of August 22, 2005.

There have been no changes in the Supervisory Board since December 31, 2004.

Events after the balance sheet date

Effective on November 1, 2005, Alfred Pfaff was appointed to Software AG's Executive Board. He is responsible for the Central and Eastern Europe/Asia region.

As of October 5, 2005, a new subsidiary was established in China with capital of €200 thousand. Software AG – as the parent company – holds 100 percent of the shares in this subsidiary.

Software AG Taiwan Ltd., Taipeh/Taiwan, was dissolved effective as of October 5, 2005.



Impressum

Software AG
Corporate Headquarters
Uhlandstraße 12
64297 Darmstadt, Germany

Susanne Eyrich
VP Corporate Communications

Tel. +49 61 51-92-12 01
Fax +49 61 51-92-14 44
E-Mail: press@softwareag.com

www.softwareag.com

Financial Calendar*

November 01 – 02	Roadshow New York, USA – CFO
November 03	Roadshow Milan, Italy – CEO
November 08	Roadshow London, UK – CFO
November 11	Roadshow Frankfurt, Germany – Country Manager
November 14	Commerzbank Conference, Frankfurt, Germany – CFO
November 16	Roadshow Madrid, Spain – Executive Board Member
November 17	Morgan Stanley 5th Annual Technology, Media & Telecoms Conference, Barcelona, Spain – Country Manager
November 22	German Equity Forum, Deutsche Börse AG, Frankfurt, Germany – CEO
November 25	Roadshow Munich, Germany – IR
November 29	Roadshow Paris, France – CFO
December 05 – 09	Roadshow USA/Canada – IR
January 16 – 18, 2006	CA Cheuvreux German Corporate Conference, Kronberg, Germany – CFO
May 12, 2006	Annual General Shareholders' Meeting, Frankfurt, Germany

* Status: October 2005

Further details concerning Investor Relations Events can be found on our home-page: www.softwareag.com/investor.



SOFTWARE AG

Q1/06

Quarterly Report
as of 31st March, 2006

Key Figures

Key Figures IFRS, unaudited		
€ millions	March 31, 2006	March 31, 2005
Revenue	113.8	100.3
Products	80.9	70.7
of which		
Licensing	33.4	27.0
Maintenance	47.5	43.7
Professional services	32.2	29.2
Other	0.7	0.4
EBITDA	21.5	19.8
as % of revenue	19	20
EBIT	21.5	18.0
as % of revenue	19	18
Income before taxes	23.6	19.2
as % of revenue	21	19
Income after taxes	14.4	11.7
as % of revenue	13	12
Earnings per share (euro)	0.51	0.43
Total assets	622.5	541.8
Cash and cash equivalents	183.2	134.7
Shareholders' equity	404.8	336.9
as % of total assets	65	62
Employees	2,771	2,515
of which in Germany	776	760

Stock: key figures		
	March 31, 2006	March 31, 2005
Year's closing price (XETRA) in €	46.05	25.26
Total number of shares	28,039,259	27,266,752
Market capitalization in € millions	1,291	689
Year high/year low	49.20/24.80	28.17/20.35

Software AG shares are listed on the Frankfurt Stock Exchange, Germany (Prime Standard, Index TecDAX). ISIN DE 0003304002, Symbol SOW.

Company profile

Ever more information needs to be created, administered, and made available. In order to maximize the data availability, we offer our customers integrated data access in real time. This supports businesses and organizations in achieving their fundamental goals: faster, more flexible processes, comprehensive networking, higher added value, increased competitive strength.

Our products and services focus on IT infrastructures that make use of service-oriented architectures (SOA). Based on business processes, they integrate innovative applications and systems while simultaneously modernizing the IT environment. We are one of the top companies in our market world-wide, and the market leader in Europe.

The Software AG company culture is differentiated by absolute customer orientation. We work in best-practice networks, driving change in an open and transparent way. We focus on profitable growth and a distinctive market profile.



Karl-Heinz Streibich, Chief Executive Officer
Engineer, Chief Executive Officer since 2003
Darmstadt, Germany

Dear Ladies and Gentlemen,

Software AG has made a successful start to the new year. This is primarily attributable to three factors: portfolio expansion in the two business areas of Enterprise Transaction Systems (ETS) and crossvision (formerly "XML Business Integration"), geographic expansion and gearing our global organization to growth. Both business areas – ETS and crossvision – contributed with significant growth rates to the almost 14 percent increase in revenue in the first quarter. We are proceeding on our growth track according to plan, in particular with the expansion of the high-margin licensing business. This also applies to our geographic expansion, with the result that in the first three months of the fiscal year, more than one-third of our revenue increase originated in the growth markets of Latin America, Asia and the Near East. In addition to higher total sales, earnings also showed a good performance, with operating profit up by almost 20 percent in the first quarter.

Priority on process innovation

Our business success is the result of activities which systematically focus on our customers. All of Software AG's product developments are targeted at fulfilling specific customer requirements. As market analyses by Gartner Research show, the IT departments of large companies increasingly prefer a process-oriented approach for solving problems critical to their business. I have been able to confirm this through numerous personal visits to customers within and outside of Germany. As a consequence, Software AG has been working for some time with its partners to make process innovation a top priority. Seamlessly integrated processes and IT systems protect previous capital investments, save costs and increase competitiveness. They are therefore increasingly important for companies and organizations.

Making existing IT more productive
With Business Process Management (BPM), we support our customers in optimizing processes and increasing productivity. Our BPM products and our expertise from successfully implemented integration solutions create strategic competitive advantages. For companies, this results in a robust structure that makes it possible to implement good business ideas faster.

In order to be able to reliably modernize, integrate and automate enterprise-wide business processes, our products support service-oriented architectures (SOA). SOAs increase the productivity of existing IT systems, widen their usage and create more efficiency.

Optimized workflows through SOA and crossvision™
By the end of May 2006, the complete spectrum of our crossvision suite will be available for the planning and implementation of service-oriented architectures. Software AG supports companies in implementing their SOA strategies using the components of its new product suite for integration solutions. crossvision links the existing IT infrastructure with the business strategy and creates the basis for optimized processes. Companies benefit from greater transparency and improved monitoring for a rapid implementation of their business objectives.

A core component of crossvision is CentraSite, for the management of integrated processes within service-oriented architectures. The software product is a result of our strategic partnership with Fujitsu and it ensures both system openness and the support of standards. The cooperation on CentraSite is exemplary of cooperative ventures between Software AG and its strategic partners. The aim of these partnerships is to further strengthen the leading integration competence in Europe on the process, information and data level.

Prospects of higher dividends
The initial quarterly results point to strong growth and create a good foundation for achieving our goals for 2006 as a whole: a 10 percent increase in revenue and an EBIT ratio of 21 to 23 percent.

The prospects for our shareholders are also encouraging. In the Annual Shareholders' Meeting to be held on May 12, the Executive and Supervisory Boards will recommend that the dividend for fiscal year 2005 be increased once again to €0.80 per share.

Karl-Heinz Streibich
Chief Executive Officer

Software AG stock continues on growth track

The European stock markets started 2006 on a positive note, the most important stimulus being the extremely high M&A activities. In February and March, these reached a historic high of USD 376 billion, exceeding the previous records set in October and November 1999. German blue chips were among the top performers in the European equity market. The DAX climbed 9.5 percent and closed the first quarter at 5,970. The TecDax was up an entire 21.0 percent to 727 points as of March 31, 2006. The decisive stimulus for the TecDax was the excellent performance of solar stocks.
In contrast, US stock indices hardly grew at all. The technology index NASDAQ 100 was only able to post a 3.6 percent gain and closed the first quarter at 1,704. The reason was growing interest rate fears, higher energy costs and the anticipated cooling of the US real estate market.

Software AG stock continues on upward trend
Our stock performed parallel to the DAX in the first quarter and gained more than 9 percent by the end of March 2006. After a low of €41.58 in late January 2006, the stock peaked at the end of February at more than €49 and closed at €46.05 in Xetra trading on March 31, 2006. At the end of the first quarter, the market capitalization of Software AG was €1.29 billion, reflecting a gain of €113.5 million. We also increased the trading volume of our stock. The average daily trading volume was €4.1 million (previous year: €2.4 million). We attained 8th place in market capitalization by the end of March 2006 and 10th place in trading volume in the TecDAX ranking of Deutsche Börse AG (the German Stock Exchange).

Analyst coverage expanded
Financial analysts took the performance of the fiscal year 2005 figures as an indication that Software AG would be able to achieve its mid-range growth and profit targets. Announcement of our annual targets for 2006, the good performance of our stock and our sound business model led to increased target prices and upgrades by financial analysts. The total coverage now comprises 20 global and regional analyst firms in Germany, the UK and France. In the first quarter of 2006, Dresdner Kleinwort Wasserstein in the UK and Bryan Garnier & Co in France initiated coverage of our company.

Investor relations activities strengthens US presence

Our rapidly growing market capitalization, which exceeded USD 1.5 billion in the first quarter, brought our stock to the attention of mid-cap and large-cap investors, particularly in the US. That is where our investor relations activities will be focused in 2006. After a break of four years, we were again on a roadshow in Dublin in March to access additional capital markets. Moreover, we visited investors in Frankfurt, London, Zurich, New York and Edinburgh. Software AG was also represented at two investor conferences in Frankfurt and London in the first quarter of 2006 and introduced the new crossvision product line at an investor conference at CeBIT in Hanover. The experiences of users with our products have a great impact on financial analysts' ratings of Software AG. In April, we organized a workshop for analysts in London for the first time, in which customers from various industries presented concrete examples of how to use our software successfully. The response of the financial analysts was wholly positive. Through events like this and participation in investor conferences and roadshows, we intend to further increase direct contact with our investors and analysts.

Share price comparison (indexed values)


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Dec 30, 2005
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March 31, 2006
Software AG
TecDAX
Nasdaq 100

Software AG continues on growth course

The first quarter of 2006 was consistently positive for Software AG. Total Group revenue increased 13.5 percent, and EBIT climbed by just under 20 percent. Attractive product portfolio enhancements and the new branding of the crossvision business line simultaneously expanded the base for further growth.

In the first three months, total Group sales amounted to €113.8 million (previous year: €100.3 million). This significant increase of almost 14 percent (currency-adjusted almost 10 percent) exceeded expectations. Growth was again driven mainly by licensing. There was additional growth in Professional Services and once again in maintenance.

High licensing revenues drive growth

Income from software licensing increased by 23.7 percent to €33.4 million. As in the previous months, licensing was a key growth driver for Software AG.

In the crossvision business line (formerly "XML Business Integration"), licensing revenues increased by 28 percent to €6.4 million (previous year: €5.0 million). crossvision was launched in February of this year and is the conclusion of the development of a series of individual products into one seamless suite. crossvision denotes both the complete product package, its individual components and the business line itself.

The products of the Enterprise Transaction Systems (ETS) business line generated licensing revenues of €26.5 million (previous year: €19.9 million) in the reporting period. The 33 percent increase underscores the high potential of this business area, which promises reliable growth rates due to its broad, stable customer base. Software AG's mainframe competence brings additional impetus to the integration business, in particular in the modernization of mainframe applications, a component of our product line in the area of service-oriented architectures (SOA).

Licensing revenue by product line
€ millions


19.9
ETS
26.5
5.0
crossvision
6.4
2.1
External products and others
0.5
Q1 2005
Q1 2006

Increasing contribution by Professional Services

Our income from Professional Services increased of 10 percent to €32.2 million (previous year: €29.2 million) continuing the upward trend of 2005.

Maintenance returns to growth

Our maintenance business has shown growth for the first time in several years. The large increase to €47.5 million (previous year: €43.7 million) is partly attributable to the stronger US dollar and to a large one-time deal; however, the trend shows that the increased licensing sales of 2005 will positively impact maintenance revenue.

Sales by segment

€ millions	Q1 2006	Q1 2005	Change in %
Licensing	33.4	27.0	+ 24
Maintenance	47.5	43.7	+ 9
Professional Services	32.2	29.2	+ 10

Double-digit income growth once again

Despite considerable investment in sales and marketing, operating income (EBIT) increased by nearly one-fifth to €21.5 million. The EBIT margin rose from 18 to 19 percent. The marked increases in income resulted primarily from the above-average growth of the licensing business, an improved sales mix and sustained cost control.

Net income once improved again. At €14.4 million, this exceeded the comparable value for 2005 by 23 percent. Despite approx. 700,000 additional shares in circulation, earnings per share (EPS) rose to €0.51 (previous year: €0.43).

Key earnings indicators

€ millions	Q1 2006	Q1 2005	Change in %
EBIT	21.5	18.0	+ 20
Interest result	2.1	1.2	+ 75
Earnings before taxes	23.6	19.2	+ 23
Net income	14.4	11.7	+ 23
Earnings per share (in euro)	0.51	0.43	+ 19

Robust leap in earnings in Southern and Western Europe/Latin America

All regions contributed to the increased revenue, but the strongest growth was recorded in the Southern and Western Europe/Latin America region, where revenue rose by 30 percent to €30.6 million. The region's share in Group sales increased from 23 to 27 percent due to the robust expansion of business.

The licensing business showed very dynamic development in these markets, with revenues doubling from €4.3 million to €8.6 million. The high-margin licensing business stimulated earnings. EBITA increased significantly to €1.6 million (previous year: €0.1 million).

North America/Northern Europe is most profitable region

In the region of North America and Northern Europe, we increased revenue by 10 percent to €56.1 million. With an 18 percent gain to €17.6 million, the licensing business was also the strongest growth driver in this region. Approximately 31 percent of the revenue generated originated from licensing sales. At €17.2 million, EBITA exceeded the comparable value for 2005 by 21 percent. We generated half of the Group-wide total revenue and 80 percent of the Group EBITA in the markets of North America and Northern Europe. This is a ratio that clearly shows the positive effects of the highly profitable product business.

Central and Eastern Europe/Asia

In the Central and Eastern Europe/Asia region, sales rose to €27.3 million (previous year: €26.2 million). In this region, our Professional Services business grew rapidly, gaining 11 percent. At €2.2 million (previous year: €3.4 million), this region's EBITA in the first quarter fell short of the previous year's figure. The decline in earnings is due to the weakness of a sales region within Germany. We expect to remedy this as the year proceeds.

Revenue and earnings trend by region

€ millions	Revenue		EBITA	
	Q1 2006	Q1 2005	Q1 2006	Q1 2005
North America/Northern Europe	56.1	51.1	17.2	14.2
Central and Eastern Europe/Asia	27.3	26.2	2.2	3.4
Southern and Western Europe/Latin America	30.6	23.5	1.6	0.1

Geographic expansion brings clear success

Software AG's increasing international presence, in particular in fast growing emerging economies, is showing a positive impact on sales. In the countries of Latin America, Eastern Europe and the Middle East/Asia, we increased sales revenue in the first quarter by 59 percent to €14.0 million (previous year: €8.8 million). Accordingly, these emerging markets contributed 12 percent (previous year: 9 percent) to total sales. They contributed more than one-third to the Group's increase in revenue in the first quarter.

Regarding our established core markets, the United Kingdom reported the largest sales increase including an extraordinary one-off deal: 48 percent to €10.2 million. In North America, the most important regional market with a 25 percent share of Group revenue, sales increased by

11 percent to €28.4 million. Sales in Spain grew by 7 percent to €18.8 million. These growing regions compensated for the weakness of the German market, where sales in the first quarter declined to €13.5 million (previous year: €14.9 million).

Share of Group sales in significant regional markets


USA/Canada 25%
Spain 16%
Germany 12%
Emerging markets 12%
United Kingdom 9%
Others 26%

Operating cash flow significantly higher

The Group's operating cash flow increased to €26.1 million (previous year: €21.8 million). Compared to a year earlier, this represents a 19.7 percent growth rate. Free cash flow increased to €24.2 million, representing 21.3 percent of sales generated, or €0.86 per share. However, it should be noted that due to the high maintenance payments received in the first quarter, cash flow in the subsequent quarters regularly remains below the level of the first quarter.

Equity accounts for almost two-thirds of total assets

On March 31, 2006, the cash and cash equivalents of Software AG came to €183.2 million (previous year: €134.7 million). Shareholders' equity amounted to €404.8 million, an increase of €67.9 million or 20.2 percent from a year earlier. In line with the increase in total assets to €622.5 million, the equity-to-assets ratio rose once again to 65 percent (previous year: 62 percent).

Additional potential from portfolio expansion

Our goal is to grow in both business lines: Enterprise Transaction Systems (ETS) and crossvision. We regard the crossvision product portfolio as a particular growth driver. In the related business areas of integration and legacy modernization (linkage of mainframes to IT infrastructures), we are striving to have a significant position in the global market. With this intention, we worked toward expanding, supplementing and rounding out our product portfolio. We furthermore expanded the global network of strategic partners and strengthened our position in the market for service-oriented architectures.

crossvision addresses SOA

Integration solutions are a core competence and a particular strength of Software AG. We use this to expand our market position in the SOA environment. SOA makes it possible to have flexible IT landscapes that adapt quickly to changes and thus support agile business processes. Analysts expect the market to show sustained high demand and increasing growth rates. To be better able to take advantage of this potential, we have placed the entire integration expertise of the Company in the crossvision business line.

The modular suite includes new components but also updated versions of the proven integration products of Software AG. It supports companies and organizations in all phases, from planning through implementation and to the management of the SOA architectures. The focus of the six current crossvision components is CentraSite, technically the leading SOA repository on the market, jointly developed with Fujitsu.

Complete package for all phases

The unique advantage of the crossvision suite is that it integrates products from business process management (BPM) and legacy modernization. This process-oriented approach also makes it possible to integrate the SOA theme considerably more effectively in corporate contexts. Both of these capabilities fulfill important customer demands and assure that the suite will have high market attractiveness.

A new flexible licensing model facilitates migration to the crossvision suite. The model operates on a modular system, the customer choosing specific components when needed and will therefore substantially increase the average size of our business transactions. The newly initiated SOA Competence Center of Software AG supports our customers in making the transition from IT infrastructures to a service-oriented architecture. The focus is on consultation on organizational and technical prerequisites for successful SOA projects.

Strategic alliance for SOA solutions

To expand our network of international cooperation, we agreed on a strategic alliance with ILOG, an internationally leading producer of business rule management systems (BRMS). Software AG is including ILOG's "JRules" product in its range of products for BPM and SOA solutions. In addition, both partners cooperate in marketing.

New generation of Adabas and Natural

In addition to the expansion of the crossvision suite, the well-known core products of Adabas and Natural are significant highlights of our portfolio. This year will bring numerous innovations to the market for both products.

As a management system for high-performance databases, Adabas 2006 is able to process any data type and volume in any order of magnitude. For closer networking of the mainframe and SOA worlds, we introduced in the first quarter the SOA Gateway for Adabas 2006. This integrates business-critical systems into SOA architectures rapidly, reliably and cost-effectively.

Natural 2006, a development platform, was also more strongly aligned with SOA. Natural Business Services, which was launched at the beginning of the year, allows service-oriented applications that use the proven strengths of the mainframe. It is the sole environment on the market that operates on several legacy platforms as well as facilitating the interaction of mainframe and service-specialized developers.

Number of employees continues to rise

Our headcount increased, slightly, again in the first quarter. As of March 31, 2006, Software AG employed 2,771 full-time equivalents – 21 more than at the beginning of the year. Compared to a year earlier, 256 full-time equivalents were added, nearly half of them in the region of Southern and Western Europe/Latin America, in response to the expansion of our activities in Latin America. Consistent with the geographic expansion, 72 percent (previous year: 70 percent) of the employees of Software AG worked outside Germany as of the reporting date.

Headcount by region (full-time equivalents)

€ millions	Q1 2006	Q1 2005	Change in %
North America/Northern Europe	639	658	– 3
Central and Eastern Europe/Asia	451	457	– 1
Southern and Western Europe/ Latin America	994	763	+ 30
Headquarters including R&D, central division	687	637	+ 8

Outlook

crossvision as well as Adabas 2006 and Natural 2006 create important foundations for powerful IT infrastructures. In addition to expanding our portfolio (additional products in the crossvision product line will be available in the second half of the year), we will continue the geographic expansion in Latin America, in Eastern Europe and the Near East. With this in mind, we are confirming our expectations of being able to increase our currency-adjusted Group sales by 10 percent for the year as a whole.

We expect this growth to be primarily based on the increase in licensing revenue. The crossvision business line will accelerate growth as additional products become available; this line is expected to grow by 20 to 30 percent. For the established ETS business area, we anticipate sales growth in the 5 to 7 percent range. Maintenance revenues should remain stable. For professional services, we expect revenue growth of between 12 and 15 percent.

With regard to Group income, we continue to anticipate an EBIT ratio of 21 – 23 percent.

Consolidated income statement for the three months ended March 31, 2006 IFRS, unaudited		
€ thousands	March 31, 2006	March 31, 2005
Licensing	33,378	26,962
Maintenance	47,454	43,688
Professional services	32,226	29,178
Other	737	456
Total revenue	[illegible]	[illegible]
Total costs of sales	- 36,647	- 34,808
Gross profit	[illegible]	[illegible]
Research and development	- 11,200	- 11,101
Sales, marketing and distribution	- 30,969	- 24,050
Administrative costs	- 12,346	- 11,145
Operating result	[illegible]	[illegible]
Other income	2,606	2,043
Other expenses	- 3,709	- 3,272
Earnings before interest and taxes	[illegible]	[illegible]
Interest result	2,072	1,204
Earnings before taxes	[illegible]	[illegible]
Income taxes	- 8,741	- 6,915
Other taxes	[illegible]	[illegible]
Consolidated income	14,416	11,735
Thereof for shareholders of Software AG	[illegible]	[illegible]
Thereof for minority interest	[illegible]	[illegible]
Earnings per share (euro, basic)	0.51	0.43
Earnings per share (euro, diluted)	0.51	0.43
Weighted average shares outstanding (basic)	28,037,634	27,266,752
Weighted average shares outstanding (diluted)	28,146,020	27,266,752

Consolidated balance sheet as of March 31, 2006

IFRS, unaudited

Assets

€ thousands	March 31, 2006	December 31, 2005	March 31, 2005
Current assets			
Cash on hand and bank balances	160,450	151,767	122,706
Securities	22,726	9,811	12,031
Inventories	358	335	377
Trade receivables	140,813	138,494	121,988
Other receivables and other assets	6,378	4,766	4,740
Deferred expense	6,419	4,549	6,595
	[illegible]	[illegible]	[illegible]
Non current assets			
Intangible assets	5,688	6,093	3,674
Goodwill	187,805	188,102	177,841
Property, plant and equipment	46,476	46,324	44,425
Financial assets	2,205	2,233	1,485
Trade receivables	11,183	11,780	11,631
Deferred taxes	31,992	35,083	34,298
	[illegible]	[illegible]	[illegible]
	622,493	599,337	541,791

Equity and Liabilities

€ thousands	March 31, 2006	December 31, 2005	March 31, 2005
Current liabilities			
Current financial liabilities	3,166	2,654	2,809
Trade payables	18,228	22,760	18,500
Other current liabilities	32,782	27,711	24,811
Current provisions	19,486	25,437	24,900
Tax provisions	12,078	15,711	17,895
Deferred income	81,890	58,579	70,990
	[illegible]	[illegible]	[illegible]
Non-current liabilities			
Non-current financial liabilities	1,231	1,698	3,083
Other non-current liabilities	3,379	4,201	417
Provision for pension	24,831	25,108	22,586
Non-current provisions	2,411	2,544	864
Deferred taxes	13,689	15,502	12,296
Deferred income	4,568	4,444	5,789
	[illegible]	[illegible]	[illegible]
Equity			
Share capital	84,118	84,108	81,800
Capital reserve	20,839	20,428	132
Retained earnings	269,768	208,143	231,157
Consolidated income	14,416	61,625	11,735
Currency translation differences	– 20,629	– 15,203	– 33,534
Other reserves	35,861	33,506	45,321
Minority interest	381	381	240
	[illegible]	[illegible]	[illegible]
	622,493	599,337	541,791

Consolidated statement of cash flows for the three months ended March 31, 2006

IFRS, unaudited

€ thousands	March 31, 2006	March 31, 2005
Income after taxes	14,416	11,735
Income taxes	8,741	6,915
Interest result	− 2,072	− 1,204
Depreciation	1,894	1,874
Non-Cash income/expense	335	23
Cash generated from operations	[redacted]	[redacted]
Changes in inventories, receivables and other current assets	− 5,337	− 10,509
Changes in payables and other liabilities	14,479	12,346
Income taxes paid	− 8,425	− 851
Interest paid	− 1,217	− 1,430
Interest received	3,239	2,895
Net cash used in/provided by operating activities	[redacted]	[redacted]
Cash received from the sale of tangible/ intangible assets	21	154
Investments in tangible/ intangible assets	− 1,909	− 1,699
Cash received from the sale of financial assets	48	3,110
Investments in financial assets	− 20	− 3,004
Investments in consolidated companies	0	− 5,578
Net cash used in/provided by investing activities	[redacted]	[redacted]
Cash proceeds from issuing shares	91	0
Dividend payments	0	0
Repayment of loans from acquisitions and other finance liabilities	− 497	− 451
Net cash used in/provided by financing activities	[redacted]	[redacted]
Change in cash funds from cash relevant transactions	[redacted]	[redacted]
Adjustment from currency translation	[redacted]	[redacted]
Net change in cash and cash equivalents	[redacted]	[redacted]
Cash and cash equivalents at the beginning of the period	161,578	119,092
Cash and cash equivalents at the end of the period	[redacted]	[redacted]

Consolidated statement of recognized income and expense posted directly to equity* for the three months ended March 31, 2006 IFRS, unaudited		
€ thousands	March 31, 2006	March 31, 2005
Currency translation differences	- 5,426	8,040
Net gain/loss from fair value measurement of financial instruments not recognized in income	101	- 871
Net gain/loss from fair value measurement of net investments in foreign operations not recognized in income	2,254	- 5,655
Total income and expense directly recognized in equity	[redacted]	[redacted]
Net income for the period (from P&L)	14,416	11,735
Total recognized income and expense	[redacted]	[redacted]

* These valuation impacts are posted directly to equity and are therefore not recognized as a part of the P&L statement.

Segment report for the three months ended March 31, 2006

IFRS, unaudited

€ thousands	Northern Europe, North America	Southern and Western Europe	Central and Eastern Europe, Asia	Total Region	Development Central function Consolidation	Total Group
Licenses	17,606	8,564	7,233	33,403	-25	[redacted]
Maintenance	29,066	6,383	12,158	47,607	-153	[redacted]
Services	9,218	15,467	7,921	32,606	-380	[redacted]
Other	245	224	37	506	231	[redacted]
Total revenue	56,135	30,638	27,349	114,122	-327	[redacted]
						[redacted]
EBITA	17,199	1,553	2,199	20,951	579	[redacted]
Interest result						[redacted]
Profit before taxes						[redacted]
Taxes						[redacted]
Net income						[redacted]
						[redacted]
Total revenue proportion per region in %	49.2	26.8	24.0	100.0		[redacted]
						[redacted]
Product revenue	46,672	14,947	19,391	81,010		[redacted]
Proportion per region in %	57.6	18.5	23.9	100.0		[redacted]

Segment report for the three months ended March 31, 2005

IFRS, unaudited

€ thousands	Northern Europe, North America	Southern and Western Europe	Central and Eastern Europe, Asia	Total Region	Development Central function Consolidation	Total Group
Licenses	14,929	4,257	7,825	27,011	-49	[redacted]
Maintenance	26,881	5,751	11,182	43,814	-126	[redacted]
Services	8,953	13,357	7,124	29,434	-256	[redacted]
Other	346	125	29	500	-44	[redacted]
Total revenue	51,109	23,490	26,160	100,759	-475	[redacted]
						[redacted]
EBITA	14,218	64	3,412	17,694	257	[redacted]
Interest result						[redacted]
Profit before taxes						[redacted]
Taxes						[redacted]
Net income						[redacted]
						[redacted]
Total revenue proportion per region in %	50,7	23,3	26,0	100,0		[redacted]
						[redacted]
Product revenue	41,810	10,008	19,007	70,825		[redacted]
Proportion per region in %	59,0	14,1	26,9	100,0		[redacted]

To optimize the management of the group, as of January 2006 several distribution areas have been differently assigned to the regions. The regions have changed as follows:

- The region "North Europe/North America" took over the responsibility for the distribution areas of France and Italy from the region "South".
- The region "South" took over the responsibility for the distribution areas of Middle East including Israel and the distribution partner SPL-Israel from the region "Central Europe/Asia".
- The region "Central Europe/Asia" took over the responsibility for the distribution area of Netherlands from the region "South".

A restated Segment Report for the year 2005 under the new regional structure can be found on our homepage at Investor Relations/Financial reports and presentations (www.softwareag.com/Corporate/InvestorRelations/reports/default.asp).

Accounting Policies

Basis of presentation

Software AG's consolidated financial statements are prepared in accordance with the International Financial Reporting Standards (IFRS) as promulgated by the International Accounting Standards Board (IASB). The IAS/IFRSs applicable as of December 31, 2005 were observed, as were the corresponding interpretations of the International Financial Reporting Interpretations Committee (IFRIC – formerly SIC). The same accounting policies have been applied in these interim financial statements as in the 2005 financial statements. Therefore, the accounting policies are not explained in detail in these quarterly financial statements. These quarterly financial statements have been prepared in accordance with IAS 34, Interim Financial Statements.

The consolidated financial statements of Software AG are expressed in thousands of euros unless otherwise stated.

Changes in consolidated group

The following changes in the consolidated group have occurred since December 31, 2005:

Software AG, Ltd., Japan, which was established on February 23, 2006 as a subsidiary of Software AG, USA with a share capital of €72 thousand (JPY 10 million), was initially consolidated as of the date of foundation of the company.

There were no other changes in the consolidated group compared to December 31, 2005.

Earnings per share

Earnings per share were calculated by dividing net income for the period attributable to Software AG's shareholders by the weighted average number of shares outstanding during the reporting period and have been presented accordingly. Software AG has only issued common shares. In the first quarter of 2006, the weighted average number of shares amounted to 28,037,634.

All three criteria for exercising options as set out in the first stock option plan for members of the Executive Board, officers and other employees were also met in the first quarter of 2006. A total of 3,250 of the outstanding options under this stock option plan were exercised during the first quarter. The remaining 108,386 options under this plan may be exercised until 2008, provided the share price is at least €30 at the time the options are exercised. The diluted earnings per share were calculated for these potential shares using the treasury stock method and presented for the reporting period. Diluted earnings per share were calculated by dividing net income for the period attributable to Software AG's shareholders by the number of shares in issue and the exercisable stock options.

Financial Position

Goodwill

The decline in goodwill of €297 thousand compared to December 31, 2005 resulted from differences related to currency translation.

Shareholders' equity

The change in shareholder's equity is shown in the following Statement of Changes in Equity as of March 31, 2006.

Statement of changes in equity for the three months ended March 31, 2006
IFRS, unaudited

€ thousands	Shares Number	Share capital	Capital reserve	Retained earnings	Accumulated profits	Currency translation differences	Other reserves	Minority interest	Total
Equity as of January 1, 2006	28,036,009	84,108	20,428	269,768	0	– 15,203	33,506	381	392,988
Cash proceeds from issuing shares	3,250	10	81						91
Stock Options			330						330
Consolidated income of the period					14,416				14,416
Currency translation differences						– 5,426			– 5,426
Net result from the fair value valuation of securities not recognized in income statement							101		101
Net result from the fair value valuation of net investments in foreign operations not recognized in income statement							2,254		2,254
Equity as of March 31, 2006	28,039,259	84,118	20,839	269,768	14,416	– 20,629	35,861	381	404,754

Statement of changes in equity for the three months ended March 31, 2005
IFRS, unaudited

€ thousands	Shares Number	Share capital	Capital reserve	Retained earnings	Accumulated profits	Currency translation differences	Other reserves	Minority interest	Total
Equity as of January 1, 2005	27,266,752	81,800	132	231,157	0	– 41,574	51,847	240	323,602
Consolidated income of the period					11,735				11,735
Currency translation differences						8,040			8,040
Net result from the fair value valuation of securities not recognized in income statement							– 871		– 871
Net result from the fair value valuation of net investments in foreign operations not recognized in income statement							– 5,655		– 5,655
Equity as of March 31, 2005	27,266,752	81,800	132	231,157	11,735	– 33,534	45,321	240	336,851

The composition of the individual accounts of shareholders' equity did not change compared to December 31, 2005. The exercise of stock options from the first stock option plan increased the number of bearer shares by 3,250 to 28,039,259 shares. This increased the Company's share capital by €10 thousand and the capital reserve by €81 thousand.

Dividend payment

The Executive Board and the Supervisory Board will propose to the Annual Shareholders' Meeting on May 12, 2006 to appropriate €22,429 thousand of the unappropriated profit of €60,465 thousand for 2005 of Software AG, the controlling Group company, for the payment of dividends – corresponding to a dividend of €0.80 per share – and to carry forward €38,036 thousand of such amount.

Other disclosures

Seasonal influences

Revenues and pre-tax earnings were distributed over fiscal year 2005 as follows:

	Q1 2005	Q2 2005	Q3 2005	Q4 2005	2005
Total revenue in € thousands	100,284	110,482	103,693	123,574	438,033
in % of annual revenue	22.9	25.2	23.7	28.2	100.0
Earnings before taxes in € thousands	19,156	27,821	24,630	29,534	101,141
in % of net income for the year	18.9	27.5	24.4	29.2	100.0

The distribution of revenues was similarly structured in previous years, primarily due to the purchasing behavior of our customers. As a result, the Company expects that the revenue and earnings development will have a similar structure in the future.

Contingent liabilities

As of March 31, 2006, no provisions were recognized for the following contingent liabilities, expressed at nominal values, since it appeared unlikely that claims would be asserted:

€ thousands	
Guarantees	9,554
Other	1,125
	[redacted]

Stock option plans

Software AG has two different stock option plans for members of the Executive Board, officers and employees. This resulted in personnel expenses of €330 thousand in the first quarter of 2006 due to the transition regulations set out in IFRS 2. In the first quarter of 2006, employees of the Company exercised 3,250 stock options. As of March 31, 2006, a total of 864,611 stock options (December 31, 2005: 870,358 stock options) had been issued to members of the Executive Board, officers and employees. Please refer to the 2005 Annual Report for further disclosures on the option plans.

Other financial commitments

The Company has rent and lease agreements for buildings, land, computer and telephone equipment as well as vehicles. The obligations under these contracts for the remaining non-cancelable terms up to the end of fiscal year 2006 amount to €8,257 thousand. Obligations of €29,029 thousand exist for the period up to the end of fiscal year 2011, and obligations of €11,891 thousand for the period after fiscal year 2011. The lease agreements are operating leases as defined in IAS 17.

Notes on significant business events

In the first quarter of 2006, there were no special business events having a significant impact on the financial performance and the financial position of the Software AG Group.

Employees

As of March 31, 2006, the effective number of employees (i.e., part time employees are taken into account on a pro-rata basis only) amounted to 2,771 (March 31, 2005: 2,515), 72.0 percent of whom were employed abroad (previous year: 69.8 percent). The average absolute number of employees (i.e., part-time employees are recorded in full regardless of their average number of working hours) of the Software AG Group in the first quarter of 2006 was 2,847 (previous year: 2,583). In absolute terms, the Group employed 2,847 people (previous year: 2,583) at the end of the first quarter on March 31, 2006.

Executive Board and Supervisory Board

There have been no changes in the Executive and Supervisory Boards since December 31, 2005.

Events after the balance sheet date

There have been no events of special significance since March 31, 2006.

Financial Calendar*

May 12	Annual General Meeting, Frankfurt/Main, Germany
May 17	UBS Northern European Conference 2006, London, UK
May 22	34th Annual JPMorgan Technology Conference, San Francisco, USA
May 31	9th German Corporate Conference, Deutsche Bank AG, Frankfurt, Germany
June 1	Credit Suisse European Technology Conference, Barcelona, Spain
June 6	9th Pan-European Technology, Media and Telecommunications Conference, Merrill Lynch, London, UK
June 7	European Small & MidCap Conference, Crédit Agricole Cheuvreux S.A., London, UK
July 28	Q2/H1 2006 Financial Figures
August 30	2nd EuroTech Conference, Merrill Lynch, San Francisco, USA
September 27 – 28	HVB German Investment Conference, Munich, Germany
October 27	Q3 2006 Financial Figures
November 15 – 17	6th Annual Technology, Media & Telecoms Conference, Morgan Stanley, Barcelona, Spain
November 27 – 29	German Equity Forum, Deutsche Börse AG, Frankfurt, Germany

* Status: May 2006

For further details concerning Investor Relations Events please visit our homepage www.softwareag.com/investor



Software AG
Corporate Headquarters
Uhlandstraße 12
64297 Darmstadt, Germany
Tel. +49 61 51-92-0
Fax +49 61 51-92-1191

www.softwareag.com



Q2/06

Quarterly Report
as of 30th June, 2006

Key Figures

Key Figures
IFRS, unaudited

€ millions	June 30, 2006	June 30, 2005	Q2 2006	Q2 2005
Revenue	234.8	210.8	121.0	110.5
Products	168.8	148.1	87.9	77.4
of which				
Licenses	74.7	59.1	41.3	32.1
Maintenance	94.1	89.0	46.6	45.3
Professional services	64.9	61.6	32.7	32.4
Other	1.1	1.1	0.4	0.7
EBITDA	55.0	48.4	31.6	28.6
as % of revenue	23	23	26	26
EBIT	51.2	44.4	29.7	26.5
as % of revenue	22	21	25	24
Income before taxes	55.4	47.0	31.8	27.8
as % of revenue	24	22	26	25
Income after taxes	33.8	27.7	19.4	16.0
as % of revenue	14	13	16	14
Earnings per share (euro)	1.20	1.02	0.69	0.59
Total assets	603.5	534.3		
Cash and cash equivalents	155.9	128.8		
Shareholders' equity	397.0	334.4		
as % of total assets	66	63		
Employees	2,725	2,578		
of which in Germany	783	763		

Stock: key figures

	June 30, 2006	June 30, 2005
Year's closing price (XETRA) in €	40.68	34.25
Total number of shares	28,112,715	27,266,752
Market capitalization in € millions	1,144	934
Year high/year low	49.20/33.86	34.25/21.80

Software AG shares are listed on the Frankfurt Stock Exchange, Germany (Prime Standard, Index TecDAX). ISIN DE 0003304002, Symbol SOW.

Company profile

Ever more information needs to be created, administered, and made available. In order to maximize the data availability, we offer our customers integrated data access in real time. This supports businesses and organizations in achieving their fundamental goals: faster, more flexible processes, comprehensive networking, higher added value, increased competitive strength.

Our products and services focus on IT infrastructures that make use of service-oriented architectures (SOA). Based on business processes, they integrate innovative applications and systems while simultaneously modernizing the IT environment. We are one of the top companies in our market world-wide, and the market leader in Europe.

The Software AG company culture is differentiated by absolute customer orientation. We work in best-practice networks, driving change in an open and transparent way. We focus on profitable growth and a distinctive market profile.



Karl-Heinz Streibich, Chief Executive Officer
Engineer. Chief Executive Officer since 2003
Darmstadt, Germany

Dear Ladies and Gentlemen,

Software AG continued on its growth path in the second quarter of 2006. The increases in sales and earnings emphazise the Company's focus on sustained growth. Our strategy is showing a rising effect, above all in our licensing business. Both of our business lines - Enterprise Transaction Systems (ETS) and crossvision - generated impressive growth rates during the second quarter as well as in the entire first half of 2006.

A good start for crossvision

The past few months have been characterized by the particularly positive response to crossvision, an SOA suite which we introduced in February. The broad market interest in this new product is evidence of the clear focus Software AG places on customer requirements when developing products. Companies and institutions prefer options that allow them to open, connect and modernize existing applications rather than having to replace them. The aim is for IT landscapes to lose their monolithic structures and adapt flexibly to new process workflows. This is exactly where crossvision comes into play. Our innovative model for service-oriented architecture (SOA) allows companies to better align their IT systems with their business strategies providing them with competitive advantages.

SOA suite acknowledged by customers and analysts

In addition to the positive response from our customers, crossvision has also enabled Software AG to gain recognition among industry analysts. For the first time, Forrester Research, a renowned independent research institute for the IT market, has named Software AG a world leader in the category of Enterprise Service Bus (ESB), an essential component of SOA solutions. In the category of product strategy, Software AG achieved the number one ranking. This award proves that we are on a promising path with our SOA products and that we are not merely pursuing the right vision, but also the best.

Strong starting position for further growth

Modernization, integration and management of business processes are key factors of SOA. Software AG has specific expertise in all three of these fields. For SOA, however, mainframe expertise as well as XML competence is required – a combination that can only be found at Software AG.

Our aim is to become a leader in the global SOA market. SOA is not simply a fleeting trend, but represents a paradigm shift in information technology: SOA is regarded as the most efficient possibility for integrating heterogeneous IT systems. The significance of service-oriented architectures is also documented in a survey conducted by Capgemini, a management and IT consultancy firm, according to which SOA was named a top priority for 2006 by one in five companies. Software AG has already secured a number of large projects since the launch of the crossvision suite in mid-May. For the second half of 2006, we expect accelerated growth for this business line based on full availability of all products and an increasing average contract size.

Licensing revenues in our Enterprise Transaction Systems business line have grown substantially. This underscores our excellent market position and demonstrates the significance of mainframe applications for customers. A major part of all corporate applications and business data is stored on mainframe computers, which are and will remain a fundamental part of information technology due to innovative technologies and improved performance. We support our customers in further exploiting these valuable resources by providing powerful technologies for modernization and integration.

Alliances

Collaboration and open alliances promote progress. Software AG's network has gained a scientific component through the cooperation with Hasso-Plattner-Institut agreed upon in the second quarter. The Institute researches the fundamentals of architecture models for the provision of IT-based services. Together with Hasso-Plattner-Institut, Software AG will work on innovative IT technologies with an emphasis on the field of service-oriented architectures.

Karl-Heinz Streibich
Chief Executive Officer

Software AG stock follows general market trend

Subdued sentiment on European and U.S. equity markets

The positive sentiment in the equity markets that was observed in the first quarter, continued into the month of April. M&A speculation in all sectors and strong economic growth in the U.S. and China helped ensure stable price trends in all markets. In addition, the first quarter results were encouraging, especially for DAX companies. In May, however, sentiment on the stock exchanges began weakening. This situation was exacerbated in mid-May by concerns over inflation and interest rates in the U.S. based on statements by the U.S. Federal Reserve, inflation figures for the U.S. as well as the dispute with Iran over nuclear energy and the resulting increase in the price of oil, which led to significant declines in share prices. The U.S. technology index NASDAQ 100 suffered a loss of 7.7 percent and closed at 1,575 at the end of the second quarter.

Due to these events the technology companies listed in the TecDAX came under pressure. The TecDAX opened the second quarter at 727, falling below 600 in mid June though recovering somewhat to close at 652 on June 30. At the end of the second quarter, the TecDAX had stabilized thanks to positive reports from the solar industry. The German Association for the Solar Industry (Bundesverband Solarwirtschaft) recently announced the creation of more than 5,000 new jobs this year. The outlook for the IT industry also looks promising. For example, the German government is predicting that the German IT industry will increasingly drive the economy.

Software AG stock follows TecDAX

In the second quarter, our stock performed in line with the TecDAX, which fell by 10.3 percent during this period. After peaking at €46.02 at the beginning of May, Software AG's share price dropped by 10.1 percent by the end the second quarter to close at €40.68 in Xetra electronic trading on June 30, 2006.

The Software AG stock improved slightly in the TecDAX ranking of Deutsche Börse AG, reaching 7th place (Q1 2006: 8th place) in market capitalization and 10th place (Q1 2006: 10th place) in trading volume as of the end of June 2006.


Share price comparison (indexed values)
130
120
110
100
90
Dec 30, 2005
Jan 31, 06
Feb 28,06
March 31, 06
April 30, 06
May 31, 06
June 30, 06
Software AG
TecDAX
Nasdaq 100

Investor relations activities intensified in the U.S.
Now that the Software AG stock is once again receiving attention from mid-cap and large-cap investors due to our rapidly growing market capitalization, investor relations activities in 2006 are particularly focused on the U.S. However, our efforts in this region were complicated by weak European equity markets, which unsettled U.S. investors. In order to minimize risk, investors tended to hold blue chips and sell small caps, particularly technology stocks. On the whole, investors were reluctant to make new investments. We will nevertheless maintain our investor relations activities in order to build up relationships until the investment climate improves. For example, we held roadshows on the east and west coasts of the U.S. and participated in an investor conference in San Francisco. Subsequent investor conferences took place in Europe along with roadshows in Frankfurt, London, Dublin, Paris and Lugano. All in all, we held discussions with more than 100 investors, stock traders and analysts in the second quarter.

Software AG receives prestigious investor relations awards
Our investor relations activities were honored with the "Thomson Extel Survey Beste IR Deutschland" award, attaining first place among TecDAX companies. More than 500 investment professionals from 270 companies took part in the survey. The most important criteria were clarity and transparency, proactive executive board communication, quality of investor relations team's knowledge, service and responsiveness, formal disclosure and general investor support.

At the 2006 "Capital Investor Relations Awards", Software AG's investor relations team achieved second place within the TecDAX. Capital, a German business publication, awards its investor relations prize to German and European companies included in the Euro-Stoxx 50, DAX, MDAX, SDAX and TecDAX indices. More than 250 analysts from 250 European banks, funds and corporations participated in this survey. They assessed the quality of investor relations activities on the basis of four criteria: target group orientation, transparency, track record and extra financial reporting.

High attendance at Annual General Meeting

Our Annual General Meeting took place in Frankfurt, Germany, on May 12, 2006. A total of 62.26 percent of equity capital entitled to vote was present, the highest attendance level ever achieved. This was largely attributable to our active investor approach. All ten agenda items were approved either unanimously or by a large majority. Software AG paid out a total of €22.4 million (€0.80 per share) to its shareholders as resolved by the Annual General Meeting. The next Annual General Meeting will take place on May 11, 2007 in Frankfurt/Main, Germany.

Changed shareholder structure

In comparison to December 2005, the number of shareholders residing in Germany increased by 5 percent, and that of shareholders residing in the UK by 4 percent.

Shareholder structure by countries (percentage of free float)*



Institutional Investors	Dec 31, 05	June 30, 06
Germany	24%	29%
United Kingdom	11%	15%
Rest of Europe	17%	14%
North America	3%	3%
Private investors and not identified Institutional Investors	45%	39%

*) as of June 2006, Source: Thomson Financial

crossvision accelerates market success in the second quarter
Sales and earnings continue to grow

Software AG is continuing its upward trend. Both sales and earnings rose considerably based on significant increases in the strategically important licensing business. The expansion of our portfolio to include new products, such as our crossvision SOA suite, ensured dynamic growth rates. The excellent market response to this new product was accompanied by explicit recognition from industry analysts and IT market research institutes. Forrester Research, for instance, has ranked Software AG as one of the world leaders in the category of Enterprise Service Bus (ESB), a core element of service-oriented architectures (SOA).

In the second quarter of 2006, Group sales increased by 10 percent to €121.0 million (Q2 2005: €110.5 million), with sales volumes growing in all business segments. The highest increase was seen in licensing revenues, which grew by 29 percent to €41.3 million, representing more than one-third of total revenues.

Sales by segment

€ millions	Q2 2006	Q2 2005	Change in %
Licenses	41.3	32.1	+ 29
Maintenance	46.6	45.3	+ 3
Professional Services	32.7	32.4	+ 1

Segment sales in proportion to total sales
Q2 2006


Maintenance 39%
Licenses 34%
Professional Services 27%

ETS potential confirmed

Enterprise Transaction Systems (ETS) benefited from sustained high demand for solutions to modernize legacy systems. Both companies and public authorities require products that are able to adapt mainframe applications to meet modern requirements. Total licensing revenue of Enterprise Transaction Systems climbed to €30.5 million (prior year: €24.0 million), accelerated by our product offer, which has been optimized to include Adabas 2006 and Natural 2006, as well as our intensified marketing efforts. This represents an increase of 27 percent over the second quarter of 2005.

crossvision grows by 63 percent

We achieved even higher growth in our crossvision business line, where licensing revenues grew by 63 percent (currency-adjusted by 65 percent) to €10.1 million (2005: €6.2 million). The rapid growth generated in this business line, both in comparison with the second quarter of 2005 and the first quarter 2006 (up 58 percent), also reflects the successful introduction of our new crossvision products.

Today, all integration products of Software AG have been combined under the crossvision brand. The full range of the crossvision suite has been available since mid-May and consists of six integrated components which may be used separately and map a complete SOA life cycle. This process-oriented approach makes crossvision particularly attractive, which increasingly benefits sales volumes.

Licensing revenue by product line
€ millions


crossvision
6.2
10.1
ETS
24.0
30.5
Q2 2005
Q2 2006

Upward trend in maintenance revenues

The maintenance business, which had been stable over a long period of time, showed a slight increase of 3 percent to €46.6 million (prior year: €45.3 million). This growth confirms the development experienced in the first quarter, in which licensing revenues accelerated significantly for the first time as a result of sustained sales growth in the licensing business. Sales in the professional services segment were slightly above the previous year's level, increasing by 1 percent to €32.7 million (prior year: €32.4 million).

Key earnings indicators

€ millions	Q2 2006	Q2 2005	Change in %
EBIT	29.7	26.5	+ 12
Interest result	2.1	1.3	+ 62
Earnings before taxes	31.8	27.8	+ 14
Net income	19.4	16.0	+ 21
Earnings per share (in euro)	0.69	0.59	+ 17

Operating margin climbs to almost 25 percent

Our financial performance was boosted by sustained sales growth, an optimized product mix and continued focus on cost efficiency. Accordingly, operating income (EBIT) climbed 12 percent in the second quarter to €29.7 million (prior year: €26.5 million), despite an increase in expenses of over 20 percent resulting from intensification of our marketing efforts. The operating EBIT margin amounted to 24.5 percent (prior year: 24.0 percent).

During the quarter net income also continued to grow, increasing by 21 percent to €19.4 million. Earnings per share rose to €0.69 (prior year: €0.59), in spite of the fact that 809,235 additional shares were outstanding in the period under review.

Growth markets account for 11 percent of total sales

In the North America/Northern Europe region, we generated sales of €56.6 million (prior year: €52.5 million). The licensing business was the primary growth driver with an increase of 22 percent to €20.1 million. The high-margin licensing business fuelled the EBITA generated in this region, which grew 13 percent to €17.7 million.

Sales increased even more in the Central and Eastern Europe/Asia region with a rise of 24 percent over the prior year quarter to €35.7 million. This growth was almost exclusively attributable to the licensing business, which doubled from €7.6 million to €15.7 million. EBITA for this region developed accordingly, tripling to €9.7 million in comparison with the previous year.

In Southern and Western Europe/Latin America, sales amounted to €29.1 million in the second quarter of 2006. Professional services developed particularly well, while a number of major licensing projects were delayed. The slightly negative EBITA (€–0.1 million) is due to future-oriented capital expenditure aimed at developing emerging growth markets and mainly resulted from business expansion expenses in Latin America as well as from expenses related to our activities to increase penetration in the markets in the Middle East. The growth markets of Latin America, Eastern Europe and the Middle East/Asia contributed 11 percent to Group sales in the second quarter.

Revenue and earnings trend by region*

€ millions	Revenue		EBITA	
	Q2 2006	Q2 2005	Q2 2006	Q2 2005
North America/Northern Europe	56.6	52.5	17.7	15.7
Central and Eastern Europe/Asia	35.7	28.5	9.7	3.6
Southern and Western Europe/ Latin America	29.1	29.7	- 0.1	4.4

*) As of January 2006, certain sales territories were reallocated to other regions. In order to ensure comparability, the figures for 2005 have been presented in accordance with the new structure.

Top position as enterprise service bus (ESB) provider

In a report entitled "The Forrester Wave: Enterprise Service Bus" published at the end of June, Forrester Research name Software AG as one of the leading global providers of enterprise service buses (ESB), a product which is essential for SOA architectures. Forrester Research, a renowned research institute for the IT industry, awarded us several top scores on the basis of over 100 assessment criteria. Software AG ranked first in the "strategy" category, which includes evaluations of vision, product concept and financial stability. With regard to our product range, Software AG's

high level of expertise in mainframe integration and particularly our crossvision Service Orchestrator and CentraSite Repository ensured the Company's leading position. Both products are part of our new crossvision SOA suite, which supports companies in building, managing and controlling service-oriented architectures.

Editors' Choice Award for Software AG and Fujitsu

Together with our strategic partner, Fujitsu, we received the Editors' Choice Award from the U.S. magazine Intelligent Enterprise. The award in the category of "Companies to Watch in Business Process Management" primarily recognizes SOA and BPM solutions and relates mainly to CentraSite. The SOA registry and repository, which was developed in cooperation with Fujitsu, combines the strengths of both companies in the areas of SOA, ESB and BPM (Business Process Management).

Gartner confirms increase in market share

The markets have also honored Software AG's particular contributions to the integration business. In addition to awards and growing sales figures, this is also reflected in the increase in our market share. In accordance with recent statements from the Gartner Group, Software AG belongs to the group of companies that successfully focus on newly emerging market segments. We were thus able to improve our position in the global market for Application Integration and Middleware (AIM). The attractive AIM market has a volume of USD 8.5 billion and growth rates of approx. 7 percent.

Expansion in the growth market of Latin America

We have systematically continued to develop promising growth regions, again focusing on Latin America, our most important expanding market. In order to accelerate corporate growth in these emerging markets, we opened a branch in Brazil, Software AG's largest and most important target market in Latin America, in the second quarter. In Chile, we opened an office and an IT training center for employees of public authorities. Solutions for more efficient management processes and so-called "e-government" form the basis for our rapid successes in Latin America.

Activities in the Middle East

The Middle East is one of the strongest growth regions in the global software market. While visiting the Arabian peninsula, we introduced our market strategy for these emerging countries. In addition to our regional headquarters in Bahrain, we plan to open a branch in Saudi Arabia. Enhancing our regional presence will allow us to increasingly benefit from the potential offered by the Gulf countries of Kuwait, Oman, Qatar and the United Arab Emirates and Saudi Arabia, Egypt and Jemen. Software AG has been operating in the Middle East for 15 years and currently has over 25 customers in this region.

SOA suite enhanced

The expansion of our product portfolio focuses on Software AG's SOA suite, crossvision. As a design and runtime environment the new version of the Application Designer simplifies the development of Web browser user interfaces. In combination with the Application Composer, this new version creates a direct link between the service-oriented architecture and the individual workstation. In order to quickly establish the Application Designer on the market, we initiated a partner program geared towards software houses and developers.

crossvision – complete SOA suite consisting of six products


Business Process
Application Composer
Legacy Integrator
Service Orchestrator
Information Integrator
crossvision

Our cooperation with the U.S. company AmberPoint will open up additional possibilities for managing SOA-based IT architectures. The integration of AmberPoint's SOA Runtime Management Software into the crossvision suite will improve the control of company-wide services. Services recorded in CentraSite are recognized by the AmberPoint software and updated automatically. This helps companies to find efficient solutions for new tasks and to implement compliance requirements.

New solutions for mainframe modernization

In the mainframe area, we extended the product familiy Legacy Integrator for SAP NetWeaver by two additional adapters. These adapters integrate applications based on Common Business Oriented Language (COBOL) and Programming Language One (PL/I). Around 85 percent of all computer transactions in the business world are based on COBOL. The new adapters, which have already been certified by SAP, enable these applications to communicate with the SAP platform.

Positive business trend in the first half of 2006
Licensing business continues to drive growth

In the first six months of the current fiscal year, Group sales climbed to €234.8 million, an increase over the prior year of €24.0 million, or 11 percent (currency-adjusted: 10 percent). EBIT increased by 15 percent to €51.2 million (previous year: €44.4 million).

Accelerated growth in the licensing business

In the maintenance business, revenue grew by 6 percent to €94.1 million. Licensing revenues increased by a much greater margin: In the ETS and crossvision business lines, we generated revenues from licensing new software totaling €74.7 million. This represents an increase over the first half of 2005 of 26 percent (currency-adjusted: 25 percent). The strong momentum in the licensing business is especially evident when comparing the growth rates: In the first half of 2006, our licensing revenues grew twice the amount as in the same period of the prior year. Sales generated from professional services grew by 5 percent to €64.9 million in the first half year. Among other things, this shift in revenue towards the high-margin licensing business was attributable to our focus on strategic projects and the ensuing reduction of low-margin projects and projects not based on Software AG products. In addition, the use of the new crossvision suite entails less professional services than the implementation of single products.

Sales by product segment

€ millions


Licenses
59.1
74.7
Maintenance
89.0
94.1
Professional services
61.6
64.9
H1 2005
H1 2006

Focus on proprietary products with strong market positions

Within the licensing business, the crossvision business line increased sales from €11.2 million to €16.5 million. Sales in the Enterprise Transaction Systems (ETS) business line amounted to €57.0 million after €43.9 million in the first half of 2005. This licensing revenue related exclusively to proprietary products. In order to focus our marketing resources on Software AG products, we have been steadily reducing sales of third-party products. As a result, sales generated from third-party products were deliberately reduced from €2.5 million to €0.9 million.


Licensing revenue by product line
€ millions
crossvision
11.2
16.5
ETS
43.9
57.0
H1 2005
H1 2006

High earnings power remains a critical criterion

The growth in income was stronger than the sales growth. For the first six months EBIT climbed by €6.8 million, or by good 15 percent, to €51.2 million. The operating margin increased to 21.8 percent after 21.1 percent in the prior year. Net income grew 22 percent over the first half of 2005 to €33.8 million. Despite the greater number of shares outstanding earnings per share rose to €1.20 (prior year: €1.02). Free cash flow reached €23.2 million in the first half year (previous year: €35.0 million). This decline was mainly caused by higher tax prepayments due to our improved earnings situation. Moreover, cash flow during the first half of 2005 was considerably better than usual due to extraordinarily high cash receipts from South Africa. For the second half 2006, we expect a significantly higher cash flow than in the previous year.

Licensing business fuels growth in all regions

Sales growth was evident in all regions, with licensing revenues showing the highest growth rates. Maintenance revenues also increased across the board while demand for professional services differed from region to region.

Sales growth was highest in the Central and Eastern Europe/Asia region, where sales climbed to €63.1 million, representing an increase of 13 percent. This significant sales growth resulted almost exclusively from the licensing business, which increased by 49 percent. Operating income (EBITA) for this region grew at a lesser rate of 40 percent to €11.9 million.

In Southern and Western Europe, including Latin America, sales increased by 11 percent to €59.8 million. At €1.4 million, EBITA - which was weaker than in the previous year - reflected expenses for intensification of our activities in Latin America and initial efforts to expand our position in the Middle East. This was complemented by a postponement of some larger licensing projects, amongst other things to public authorities being blocked by the election campaign in Mexico.

In the North America/Northern Europe region, we increased revenues by 9 percent to €112.7 million. With a share in Group sales of 48 percent, this region remains Software AG's main sales driver. The licensing business grew by 20 percent to €37.7 million resulting in additional momentum for this region's EBITA, which in turn grew by 17 percent to €34.9 million. The largest growth in this region was achieved in the United Kingdom, where sales climbed from €14.5 million to €22.4 million in the first six months, representing an increase of 55 percent.

Revenue and earnings trend by region				
€ millions	Revenue		EBITA	
	H1 2006	H1 2005	H1 2006	H1 2005
North America/Northern Europe	112.7	103.6	34.9	29.9
Central and Eastern Europe/Asia	63.1	54.6	11.9	7.1
Southern and Western Europe/ Latin America	59.7	53.3	1.4	4.5

Strong balance sheet and high equity-to-assets ratio

As of June 30, 2006, Software AG had equity of €397.0 million (prior year: €334.4 million). Based on our total assets of €603.5 million (prior year: €534.3 million), the equity-to-assets ratio amounted to 66 percent, an increase of 3 percentage points compared to June 30, 2005. Cash and cash equivalents grew by 21 percent compared to the prior year and amounted to €155.9 million (prior year: €128.8 million) as of the reporting date. Retained earnings increased by €36.6 million to €247.3 million in spite of a dividend payment totaling €22.4 million.

Our strong balance sheet ratios illustrate the huge financial potential of Software AG. These figures indicate that we have the necessary resources to implement our long-term product and technology strategies, as well as laying the foundation and providing the flexibility for potential acquisitions.

Number of employees increases

The number of employees grew slightly compared to the prior year's reporting date. As of June 30, 2006, Software AG employed 2,725 full-time equivalents (prior year: 2,578). This 6 percent increase in new employees was largely due to additions to our marketing and sales teams as well as in the area of professional services. This hike was particularly evident outside of Germany and resulted from geographic expansion, primarily in Latin America. After the first half of 2006 the number of employees in Germany had grown by 3 percent..

Outlook: Promising perspectives for 2006

We will continue our geographic expansion with a focus on Latin America and above all the Middle East and Japan. In Japan, the exclusive contract with our sales partner will expire in the fourth quarter of 2006, from which time onwards we will support our customers directly. This will enable us to leverage new growth potentials.

We will also continue pursuing our strategy of using acquisitions as a means of improving our market position. Assuming sustained organic growth, acquisitions are used for the purpose of enhancing our technology portfolio or positioning ourselves in the market as a one-stop solution provider. Acquisitions must therefore accelerate the growth of Software AG's core business.

Alliances with partners are also an essential part of our growth strategy. We will thus continue to build on our successes with other technology partners such as Fujitsu, IDS Scheer and ILOG and cooperate with system integrators at project and local levels. The recently established CentraSite Community will also help spread Software AG's technology.

For 2006 as a whole, we continue to expect currency-adjusted sales growth of 10 percent. Licensing revenues will continue to grow at an above-average rate. For the year as a whole, we anticipate sales growth between 22 and 25 percent. We had initially projected growth within a range of 18 and 20 percent. For the maintenance business, we now expect growth rates between 2 and 4 percent based on recent developments. Originally, we had forecasted a flat sales trend for this business segment.

Sales in the professional services segment is expected to grow between 5 and 8 percent compared to our initial assumption between 12 and 15 percent. Amongst other things, our focus on strategic projects and the introduction of flexible use of resources ("resource balancing") should lead to improving margins and thus lay the foundation for qualitative growth in this area.

With regard to our business divisions, the Enterprise Transaction Systems (ETS) business line is expected to grow by 6 to 8 percent. In the crossvision business line, all products are now available. We will also benefit from our highly qualified sales force. Against this backdrop, we expect revenues from the crossvision business line to increase by 20 to 25 percent.

As for the income, we are raising our guidance for 2006 and now expect an operating EBIT margin of between 22 and 23 percent.

Consolidated income statement for the six months ended June 30, 2006

IFRS, unaudited

€ thousands	June 30, 2006	June 30, 2005	Q2 2006	Q2 2005
Licenses	74,659	59,094	41,281	32,132
Maintenance	94,090	88,962	46,636	45,274
Professional services	64,937	61,563	32,711	32,386
Other	1,140	1,147	403	690
Total revenue	[redacted]		[redacted]	
Total costs of sales	- 72,122	- 71,336	- 35,475	- 36,528
Gross profit	[redacted]		[redacted]	
Research and development	- 22,367	- 21,527	- 11,167	- 10,426
Sales, marketing and distribution	- 63,008	- 50,474	- 32,039	- 26,424
Administrative costs	- 24,482	- 22,209	- 12,136	- 11,064
Operating result	[redacted]		[redacted]	
Other income	6,450	6,890	3,844	4,847
Other expenses	- 8,116	- 7,669	- 4,407	- 4,397
Earnings before interest and taxes	[redacted]		[redacted]	
Interest result	4,243	2,535	2,171	1,331
Earnings before taxes	[redacted]		[redacted]	
Income taxes	- 20,640	- 18,360	- 11,898	- 11,445
Other taxes	[redacted]		[redacted]	
Consolidated income	[redacted]		[redacted]	
Thereof for shareholders of Software AG	[redacted]		[redacted]	
Thereof for minority interest				
Earnings per share (Euro, basic)	1.20	1.02	0.69	0.59
Earnings per share (Euro, diluted)	1.20	0.99	0.69	0.57
Weighted average shares outstanding (basic)	28,056,811	27,266,752	28,075,987	27,266,752
Weighted average shares outstanding (diluted)	28,114,504	28,107,165	28,082,988	28,107,165

Consolidated balance sheet as of June 30, 2006

IFRS, unaudited

Assets

€ thousands	June 30, 2006	December 31, 2005	June 30, 2005
Current assets			
Cash on hand and bank balances	129,838	151,767	107,741
Securities	26,083	9,811	21,094
Inventories	365	335	383
Trade receivables	148,476	138,494	113,098
Other receivables and other assets	6,037	4,766	5,296
Deferred expense	5,524	4,549	6,560
	[illegible]	[illegible]	[illegible]
Non-current assets			
Intangible assets	5,287	6,093	5,769
Goodwill	187,571	188,102	185,513
Property, plant and equipment	45,156	46,324	43,820
Financial assets	2,180	2,233	1,753
Trade receivables	16,466	11,780	11,432
Deferred taxes	30,550	35,083	31,868
	[illegible]	[illegible]	[illegible]
	603,533	599,337	534,327

Equity and Liabilities

€ thousands	June 30, 2006	December 31, 2005	June 30, 2005
Current liabilities			
Current financial liabilities	2,933	2,654	3,193
Trade payables	20,240	22,760	17,122
Other current liabilities	30,958	27,711	30,518
Current provisions	22,992	25,437	24,920
Tax provisions	11,013	15,711	19,252
Deferred income	69,376	58,579	58,907
	[illegible]	[illegible]	[illegible]
Non-current liabilities			
Non-current financial liabilities	757	1,698	2,670
Trade payables	0	0	84
Other non-current liabilities	3,350	4,201	598
Provision for pension	24,775	25,108	22,991
Non-current provisions	3,425	2,544	828
Deferred taxes	13,431	15,502	13,440
Deferred income	3,272	4,444	5,416
	[illegible]	[illegible]	[illegible]
Equity			
Share capital	84,338	84,108	81,800
Capital reserve	23,015	20,428	132
Retained earnings	247,339	208,143	210,707
Consolidated income	33,797	61,625	27,711
Currency translation differences	– 33,647	– 15,203	– 20,016
Other reserves	41,788	33,506	33,814
Minority interest	381	381	240
	[illegible]	[illegible]	[illegible]
	603,533	599,337	534,327

Statement of cash flows for the six months ended June 30, 2006 IFRS, unaudited				
€ thousands	June 30, 2006	June 30, 2005	Q2 2006	Q2 2005
Income after taxes	33,797	27,711	19,381	15,976
Income taxes	20,640	18,360	11,899	11,445
Interest result	– 4,243	– 2,535	– 2,171	– 1,331
Depreciation	3,796	3,984	1,902	2,110
Non-cash income/expense	467	32	132	· 9
Cash generated from operations	[illegible]	[illegible]	[illegible]	[illegible]
Changes in inventories, receivables and other current assets	– 17,564	– 271	– 12,227	10,238
Changes in payables and other liabilities	5,062	– 3,867	– 9,417	– 16,213
Income taxes paid	– 20,766	– 7,698	– 12,341	– 6,847
Interest paid	– 1,339	– 1,557	– 122	– 127
Interest received	5,515	4,315	2,276	1,420
Net cash used in/provided by operating activities	[illegible]	[illegible]	[illegible]	[illegible]
Cash received from the sale of tangible/intangible assets	708	162	687	8
Investments in tangible/intangible assets	– 2,989	– 3,377	– 1,080	– 1,678
Cash received from the sale of financial assets	89	3,347	41	237
Investments in financial assets	– 37	– 3,508	– 17	– 504
Investments in consolidated companies	0	– 7,419	0	– 1,841
Net cash used in/provided by investing activities	[illegible]	[illegible]	[illegible]	[illegible]
Cash proceeds from issuing shares	2,157	0	2,066	0
Dividend payments	– 22,429	– 20,450	– 22,429	– 20,450
Repayment of loans from acquisitions and other finance liabilities	– 982	– 825	– 485	– 374
Net cash used in/provided by financing activities	[illegible]	[illegible]	[illegible]	[illegible]
Change in cash funds from cash relevant transactions	[illegible]	[illegible]	[illegible]	[illegible]
Adjustment from currency translation	[illegible]	[illegible]	[illegible]	[illegible]
Net change in cash and cash equivalents	[illegible]	[illegible]	[illegible]	[illegible]
Cash and cash equivalents at the beginning of the period	161,578	119,092	183,176	134,737
Cash and cash equivalents at the end of the period	[illegible]	[illegible]	[illegible]	[illegible]

Consolidated statement of recognized income and expense posted directly to equity* for the six months ended June 30, 2006

IFRS, unaudited

€ thousands	June 30, 2006	June 30, 2005	Q2 2006	Q2 2005
Currency translation differences	– 18,444	21,558	– 13,018	13,518
Net gain/loss from fair value measurement of financial instruments not recognized in income	19	– 1,356	– 82	– 485
Net gain/loss from fair value measurement of net investments in foreign operations not recognized in income	8,263	– 16,677	6,009	– 11,022
Total income and expense directly recognized in equity	[redacted]		[redacted]	
Net income for the period (from P&L)	33,797	27,711	19,381	15,976
Total recognized income and expense	[redacted]		[redacted]	

* These valuation impacts are posted directly to equity and are therefore not recognized as a part of the P&L statement

Segment report for the three months ended June 30, 2006

IFRS, unaudited

€ thousands	Northern Europe, North America	Southern and Western Europe	Central and Eastern Europe, Asia	Total Region	Development, Central function, Consolidation	Total Group
Licenses	37,685	14,007	22,966	74,658	1	[redacted]
Maintenance	56,230	13,229	24,757	94,216	- 126	[redacted]
Professional services	18,301	32,189	15,281	65,771	- 834	[redacted]
Other	509	290	83	882	258	[redacted]
Total revenue	112,725	59,715	63,087	235,527	- 701	[redacted]
EBITA	34,859	1,430	11,891	48,180	3,001	[redacted]
Interest result						[redacted]
Profit before taxes						[redacted]
Taxes						[redacted]
Net income						[redacted]
Total revenue proportion per region in %	47.9	25.3	26.8	100.0		[redacted]
Product revenue	93,915	27,236	47,723	168,874		[redacted]
Proportion per region in %	55.6	16.1	28.3	100.0		[redacted]

Segment report for the three months ended June 30, 2005

IFRS, unaudited

€ thousands	Northern Europe, North America	Southern and Western Europe	Central and Eastern Europe, Asia	Total Region	Development, Central function, Consolidation	Total Group
Licenses	31,433	12,352	15,430	59,215	- 121	[redacted]
Maintenance	53,589	12,087	23,530	89,206	- 244	[redacted]
Professional services	18,381	28,371	15,531	62,283	- 720	[redacted]
Other	232	463	148	843	304	[redacted]
Total revenue	103,635	53,273	54,639	211,547	- 781	[redacted]
EBITA	29,869	4,450	7,053	41,372	3,069	[redacted]
Interest result						[redacted]
Profit before taxes						[redacted]
Taxes						[redacted]
Net income						[redacted]
Total revenue proportion per region in %	49.0	25.2	25.8	100.0		[redacted]
Product revenue	85,022	24,439	38,960	148,421		[redacted]
Proportion per region in %	57.3	16.5	26.2	100.0		[redacted]

To optimize the management of the Group, as of January 2006 several distribution areas have been differently assigned to the regions. The regions have changed as follows:

- The region "North Europe/North America" took over the responsibility for the distribution areas of France and Italy from the region "South".
- The region "South" took over the responsibility for the distribution areas of Middle East including Israel and the distribution partner SPI-Israel from the region "Central Europe/Asia".
- The region "Central Europe/Asia" took over the responsibility for the distribution area of Netherlands from the region "South".

A restated Segment Report for the year 2005 under the new regional structure can be found on our homepage at Investor Relations/Financial reports and presentations (www.softwareag.com/Corporate/InvestorRelations/reports/default.asp).

Segment report Q2 2006

IFRS, unaudited

€ thousands	Northern Europe, North America	Southern and Western Europe	Central and Eastern Europe, Asia	Total Region	Development, Central function, Consolidation	Total Group
Licenses	20,079	5,443	15,733	41,255	26	[redacted]
Maintenance	27,164	6,846	12,599	46,609	27	[redacted]
Professional services	9,084	16,722	7,360	33,166	- 455	[redacted]
Other	264	66	46	376	27	[redacted]
Total revenue	56,591	29,077	35,738	121,406	- 375	[redacted]
						[redacted]
EBITA	17,661	- 124	9,692	27,229	2,422	[redacted]
Interest result						[redacted]
Profit before taxes						[redacted]
Taxes						[redacted]
Net income						[redacted]
						[redacted]
Total revenue proportion per region in %	46.6	24.0	29.4	100.0		[redacted]
						[redacted]
Product revenue	47,243	12,289	28,332	87,864		[redacted]
Proportion per region in %	53.8	14.0	32.2	100.0		[redacted]

Segment report Q2 2005

IFRS, unaudited

€ thousands	Northern Europe, North America	Southern and Western Europe	Central and Eastern Europe, Asia	Total Region	Development, Central function, Consolidation	Total Group
Licenses	16,504	8,096	7,605	32,205	- 73	[redacted]
Maintenance	26,708	6,335	12,349	45.392	- 118	[redacted]
Professional services	9,428	15,013	8,407	32.848	- 462	[redacted]
Other	- 114	338	119	343	347	[redacted]
Total revenue	52,526	29,782	28,480	110,788	- 306	[redacted]
						[redacted]
EBITA	15,652	4,386	3,641	23,679	2,811	[redacted]
Interest result						[redacted]
Profit before taxes						[redacted]
Taxes						[redacted]
Net income						[redacted]
						[redacted]
Total revenue proportion per region in %	47.4	26.9	25.7	100.0		[redacted]
						[redacted]
Product revenue	43,212	14,431	19,954	77,597		[redacted]
Proportion per region in %	55.7	18.5	25.8	100.0		[redacted]

Accounting Policies

Basis of presentation

Software AG's consolidated financial statements are prepared in accordance with the International Financial Reporting Standards (IFRS) as promulgated by the International Accounting Standards Board (IASB). The IAS/IFRSs applicable as of December 31, 2005 were observed, as were the corresponding interpretations of the International Financial Reporting Interpretations Committee (IFRIC - formerly SIC). The same accounting policies have been applied in these interim financial statements as in the 2005 financial statements. Therefore, the accounting policies are not explained in detail in these quarterly financial statements. These quarterly financial statements have been prepared in accordance with IAS 34, Interim Financial Statements.

The consolidated financial statements of Software AG are expressed in thousands of euros unless otherwise stated.

Changes in the consolidated group

In the first half of 2006, the number of consolidated companies was increased from the level as of December 31, 2005 due to the formation of the following companies:

Software AG Chile S.A., Chile, was founded on the 1st February, 2006. This company was equipped with a share capital of €8 thousand (CLP 5 million). The share capital is divided into 999 shares held by Software AG Latinoamérica, S.L., Spain and 1 share held by Software AG, Spain.

As of February 23, 2006, Software AG, Ltd. Japan was established with a share capital of €72 thousand (JPY 10 million). The company's shares are wholly owned by its parent company, Software AG, Inc., USA.

As of June 30, 2006, Software AG Development Center Bulgaria EOOD, Bulgaria, was established with a share capital of €3 thousand. The company's shares are wholly owned by its parent company, Software AG.

Earnings per share

Earnings per share were calculated by dividing net income for the period attributable to Software AG's shareholders by the weighted average number of shares outstanding during the reporting period and have been presented accordingly. Software AG has only issued common shares. In the second quarter of 2006, the weighted average number of shares amounted to 28,075,987. In the first half of 2006, the weighted average number of shares was 28,056,811. All three criteria for exercising options as set out in the first stock option plan for members of the Executive Board, officers and other employees were also met in the second quarter of 2006. A total of 73,456 of the outstanding options under this stock option plan were exercised during the second quarter. The remaining 7,001 options under this plan may be exercised until 2008, provided the share price is at least €30 at the time the options are exercised. The diluted earnings per share were calculated for these potential shares using the treasury stock method and presented for the reporting period. Diluted earnings per share were calculated by dividing net income for the period attributable to Software AG's shareholders by the number of shares in issue and the exercisable stock options.

Notes to the consolidated balance sheet

Goodwill

The decline in goodwill of €531 thousand compared to December 31, 2005 resulted from currency translation differences due to exchange rate fluctuations.

Shareholders' equity

The change in shareholder's equity is shown in the following Statement of Changes in Equity as of June 30, 2006:

Statement of changes in equity for the six months ended June 30, 2006
IFRS, unaudited

€ thousands	Shares Number	Shares Share capital	Capital reserve	Retained earnings	Consolidated income	Currency translation differences	Other reserves	Minority interest	Total
Equity as of January 1, 2006	28,036,009	84,108	20,428	269,768	0	- 15,203	33,506	381	392,988
Cash proceeds from issuing shares	76,706	230	1,927						2,157
Stock options			660						660
Consolidated income of the period					33,797				33,797
Dividend payment				- 22,429					- 22,429
Currency translation differences						- 18,444			- 18,444
Net result from the fair value valuation of securities not recognized in income statement							19		19
Net result from the fair value valuation of net investments in foreign operations not recognized in income statement							8,263		8,263
Equity as of June 30, 2006	28,112,715	84,338	23,015	247,339	33,797	- 33,647	41,788	381	397,011

Statement of changes in equity for the six months ended June 30, 2005
IFRS, unaudited

€ thousands	Shares Number	Shares Share capital	Capital reserve	Retained earnings	Consolidated income	Currency translation differences	Other reserves	Minority interest	Total
Equity as of January 1, 2005	27,266,752	81,800	132	231,157	0	- 41,574	51,847	240	323,602
Consolidated income of the period					27,711				27,711
Dividend payment				- 20,450					- 20,450
Currency translation differences						21,558			21,558
Net result from the fair value valuation of securities not recognized in income statement							- 1,356		- 1,356
Net result from the fair value valuation of net investments in foreign operations not recognized in income statement							- 16,677		- 16,677
Equity as of June 30, 2005	27,266,752	81,800	132	210,707	27,711	- 20,016	33,814	240	334,388

The composition of the individual accounts of shareholders' equity did not change compared to December 31, 2005. The exercise of stock options from the first stock option plan increased the number of bearer shares by 73,456 to 28,112,715 shares in the second quarter. This increased the Company's share capital by €220 thousand and the capital reserve by €1,845 thousand.

Dividend payment

Pursuant to the proposal of the Executive Board and the Supervisory Board, the Annual Shareholders' Meeting resolved on May 12, 2006 to appropriate €22,429 thousand of the unappropriated profit of €60,465 thousand for 2005 of Software AG, the parent company of the Group, for the payment of dividends – corresponding to a dividend of €0.80 per share – and to carry forward €38,036 thousand of such amount.

Other disclosures

Seasonal influences

Revenues and pre-tax earnings were distributed over fiscal year 2005 as follows:

€ thousands	Q1 2005	Q2 2005	Q3 2005	Q4 2005	2005
Total revenue	100,284	110,482	103,693	123,574	438,033
in % of annual revenue	22.9	25.2	23.7	28.2	100.0
Earnings before taxes	19,156	27,821	24,630	29,534	101,141
in % of net income for the year	18.9	27.5	24.4	29.2	100.0

The distribution of revenues was similarly structured in previous years, primarily due to the purchasing behavior of our customers. As a result, the Company expects the revenue and earnings trend to remain similar in the future.

Contingent liabilities

As of June 30, 2006, no provisions were recognized for the following contingent liabilities, expressed at nominal values, since it appeared unlikely that claims would be asserted:

€ thousands	
Guarantees	9,307
Other	1,383
Total	[redacted]

Stock option plans

Software AG has two different stock option plans for members of the Executive Board, officers and employees. This resulted in personnel expenses of €330 thousand in the second quarter of 2006 based on the transition regulations set out in IFRS 2. Personnel expenses for the first half amounted to €660 thousand. A total of 73,456 options were exercised in the second quarter 2006. As a result, as of June 30, 2006, a total of 729,376 stock options remain outstanding for exercise by members of the Executive Board and officers (December 31, 2005 including employees: 870,358 stock options).

Please refer to the 2005 Annual Report for further disclosures on the option plans.

Other financial commitments

The Company has rent and lease agreements for buildings, land, computer and telephone equipment as well as vehicles. The obligations under these contracts for the remaining non-cancelable terms up to the end of fiscal year 2006 amount to €5,550 thousand. Obligations of €27,981 thousand exist for the period up to the end of fiscal year 2011, and obligations of €11,660 thousand for the period after fiscal year 2011. The lease agreements are operating leases as defined in IAS 17.

Notes on significant business events

In the second quarter of 2006, there were no special business events having a significant impact on the financial performance and the financial position of the Software AG Group.

Employees

As of June 30, 2006, the effective number of employees (i.e., part time employees are taken into account on a pro-rata basis only) amounted to 2,725 (June 30, 2005: 2,578), 71.3 percent of whom were employed abroad (previous year: 70.4 percent). The average absolute number of employees (i.e., part-time employees are recorded in full regardless of their average number of working hours) of the Software AG Group as of June 30, 2006 amounted to 2,838 (previous year: 2,630). In absolute terms, the Group employed 2,828 people (previous year: 2,676) as of June 30, 2006.

Executive Board and Supervisory Board

There have been no changes in the Executive and Supervisory Boards since December 31, 2005.

Events after the balance sheet date

Some personnel adjustments are planned for the third quarter of 2006 in connection with our Professional Service Margin Improvement Project.

Financial Calendar*

August 30	2nd EuroTech Conference, Merrill Lynch, San Francisco, USA
September 13 – 14	German Small Cap Conference, M.M. Warburg, Paris, France & London, UK
September 27 – 28	HVB German Investment Conference, Munich, Germany
October 24	Q3 2006 Financial Figures
November 09	German Technology Conference, Commerzbank AG, Frankfurt, Germany
November 15 – 17	6th Annual Technology, Media & Telecoms Conference, Morgan Stanley, Barcelona, Spain
November 16	European Mid Cap Conference, CA Cheuvreux, New York, USA
November 27 – 29	German Equity Forum, Deutsche Borse AG, Frankfurt, Germany

* Status July 2006

For further details concerning Investor Relations Events please visit our homepage. www.softwareag.com/investor



Software AG
Corporate Headquarters
Uhlandstraße 12
64297 Darmstadt, Germany
Tel. +49 61 51-92-0
Fax +49 61 51-92-1191

www.softwareag.com



SOFTWARE AG

Q3/06

Quarterly Report
as of 30th September, 2006

Key Figures

Key Figures
IFRS, unaudited

€ millions	September 30, 2006	September 30, 2005	Q3 2006	Q3 2005
Revenue	348.6	314.5	113.8	103.7
Products	253.8	223.1	85.0	75.0
of which				
Licenses	111.7	88.3	37.0	29.2
Maintenance	142.1	134.8	48.0	45.8
Professional services	93.1	90.0	28.2	28.5
Other	1.7	1.4	0.6	0.2
EBITDA	82.5	73.2	27.5	24.8
as % of revenue	24	23	24	24
EBIT	76.8	67.5	25.6	23.1
as % of revenue	22	21	22	22
Income before taxes	83.2	71.6	27.8	24.6
as % of revenue	24	23	24	24
Income after taxes	50.9	43.0	17.1	15.2
as % of revenue	15	14	15	15
Earnings per share (euro)	1.81	1.57	0.61	0.55
Total assets	611.4	571.3		
Cash and cash equivalents	165.6	153.3		
Shareholders' equity	404.6	370.5		
as % of total assets	66	65		
Employees	2,666	2,664		
of which in Germany	783	770		

Stock: key figures

	September 30, 2006	September 30, 2005
Closing price (XETRA) in €	48.28	38.80
Total number of shares	28,112,715	27,933,357
Market capitalization in € millions	1,357	1,084
High/Low (52 weeks)	49.20/34.33	39.00/21.80

Software AG shares are listed on the Frankfurt Stock Exchange, Germany (Prime Standard, Index TecDAX). ISIN DE 0003304002, Symbol SOW.

Company profile

Ever more information needs to be created, administered, and made available. In order to maximize this availability, we offer our customers integrated data access in real time. This supports businesses and organizations in achieving their fundamental goals: faster, more flexible processes, comprehensive networking, higher added value, increased competitive strength.

Our products and services focus on IT infrastructures that make use of service-oriented architectures (SOA). Based on business processes, they integrate innovative applications and systems while simultaneously modernizing the IT environment. We are one of the top companies in our market world-wide, and the market leader in Europe.

The Software AG company culture is differentiated by absolute customer orientation. We work in best-practice networks, driving change in an open and transparent way. We focus on profitable growth and a distinctive market profile.



Karl-Heinz Streibich, Chief Executive Officer
Engineer. Chief Executive Officer since 2003
Darmstadt, Germany

Dear Ladies and Gentlemen,

Software AG is developing rapidly due to our increased international business activities.

In today's global market, growth and profitability are critical factors, and providing these is the cornerstone of our corporate strategy – a successful strategy as the facts show. We have consistently reported double-digit growth in sales and earnings this year, driven by a strong increase in license revenue. Software AG's own high-margin products now contribute nearly 100 percent of licensing revenue and one-third of total revenue.

Strong performance in both product lines

Both of our product groups, Enterprise Transaction Systems (ETS) and crossvision, are dependable revenue drivers and contributed once again in reaching our financial goals.

Recent market developments have endorsed our strategic direction: Contrary to expectations, the significance of mainframes in companies' IT environments is again on the rise, resulting in increased business in mainframe modernization with our Enterprise Transaction System products. At the same time, crossvision – our new service-oriented architecture (SOA) product line – is setting the standard in the integration growth market. The increase in licensing revenue is also having a positive impact on the maintenance business.

The combination of our two business lines, Enterprise Transactions Systems and crossvision, allows us to take advantage of the potential offered by the rapidly growing integration market while benefiting from the stability of our established mainframe basis. Analysts agree that Software AG is well positioned for further market success. We can meet these high market requirements and expectations on a sustained basis by expanding our product portfolio in both business units based on customer and market demands.

Increased presence in Japan and Brazil

Part of our growth strategy is based on geographical expansion. Our focus is now on Japan and, starting in 2008, Brazil. Both of these markets have been serviced by distributors for many years. Now we are taking direct control of this business to enable us to operate more effectively in these markets.

In Japan, we have a strong established customer base consisting of some 200 organizations, mainly in the area of Enterprise Transaction Systems. We plan to increase business with this customer base and to expand introduction of our crossvision products in the medium term. We anticipate annual revenue potential of approximately €10 to 20 million in Japan, and we are optimistic that the EBIT ratio here will reach Group levels.

In Brazil, we estimate a possible business volume of €50 to 100 million per year in the long term. We are currently preparing to enter this market and, starting in 2008, we will distribute our products directly.

Initiatives for more market visibility

The optimization of mainframes and their interaction within a service-oriented architecture is a global information technology market trend. We have an extensive portfolio of legacy modernization products and methods giving us the potential to be the market leader. Our legacy modernization software is part of the crossvision product family. This software enables customers to gear their existing mainframe IT structures more easily to new IT strategies and market requirements. We will be initiating a marketing and PR campaign on the topic of legacy modernization in the fourth quarter in order to make our customers more aware of the advantages of this concept.

In the months to follow, our efforts will remain centered on initiatives to promote our company and our brands, with the focus on increasing the visibility of Software AG in the market for service-oriented architecture.

Main strategic points are unchanged

We are continuing to emphasize profitable growth through our own efforts. Acquisitions remain an option if the target company would enhance our portfolio by adding technical components or products and increase our enterprise value. We are also continuing to expand geographically. Our medium-term plans involve growth in Latin America, the Middle East, and Japan in particular.

We are also expanding our cooperation network to include strategic partners. This will ensure that individual strengths are combined, which we see as an efficient method of offering our customers the best possible service and promoting the advancement of Software AG by concentrating on our core competencies.

Karl-Heinz Streibich
Chief Executive Officer

Software AG stock on upward trend

Slight recovery in the European and U.S. equity markets

Following the significant price decreases on the stock markets in May/June of this year, the third quarter brought the start of a moderate recovery, even though the indices did not post major overall gains.

In July, equity market sentiment was still subdued due to the conflict in the Middle East and continuing discussion on base interest rates in the euro zone. However, the situation improved in mid-August, thanks to the end of the interest rate hiking cycle and falling crude oil prices. The U.S. technology index Nasdaq 100 gained 4.3 percent in the third quarter, closing at 1,654 points on September 30. By contrast, the TecDAX started the third quarter at 667 points, slipped under the 600 point mark in mid July, and closed at 663 points on September 30, representing a decrease of 0.6 percent.

Software AG stock outperforms benchmark indices

Our Company's stock experienced a remarkable upswing in the third quarter, outperforming the TecDAX and Nasdaq 100 benchmark indices by a wide margin.

Following an initial decline with the stock bottoming out at €37.43 on July 18, our share price reached a high of €48.80 on September 20. The stock gained a total of 17.2 percent in the third quarter to close at €48.28 on September 30 in Xetra electronic trading. A total of 6.2 million Software AG shares were traded in the third quarter, corresponding to an average volume of 95,000 shares per trading day (prior year: 88,000).

Software AG stock moved up again in the TecDAX ranking of Deutsche Börse AG. As of the end of September 2006, Software AG had reached 6th place (Q2 2006: 7th place) in terms of market capitalization, and 9th place (Q2 2006: 10th place) in terms of trading volume.


Share price comparison (indexed values)
130
120
110
100
90
Dec 30, 05
Jan 31, 06
Feb 28, 06
March 31, 06
April 30, 06
May 31, 06
June 30, 06
July 31, 06
Aug 31, 06
Sep 30, 06
Software AG
TecDAX
Nasdaq 100

Analyst coverage increases again

In September, Société Générale, a major Paris bank, started covering Software AG. The Company is now covered by a total of 21 global and regional analysts' firms in Germany, Great Britain and France. At the end of September, our stock had 18 "buy" recommendations and 3 "hold" recommendations. No financial analysts advised selling the stock. After publication of the third quarter results on October 24, the average target price set by financial analysts was €53. At present, we are holding discussion with two more renowned banks on taking up coverage with the goal of further increasing the quality and range of the recommendations.

Investor contact remains intensive

We have continued our investor relations activities at a high level. Road shows were held on the East and West Coasts of the USA, and we participated in an investor conference in San Francisco in order to intensify contact with U.S. investors. We also held investor conferences in Europe and road shows in Frankfurt, London, the British Channel Islands, and Brussels aimed at maintaining existing contacts. To tap additional capital markets, we returned to Scandinavia in September after a fairly long break and talked with investors in Copenhagen, Oslo, and Stockholm. These investors indicated strong interest in Software AG with a high level of willingness to invest in the Company. We are planning additional activities in this region in the future. To further enhance our investor relations work, we have commissioned a market study to obtain assessments from analysts and investors. The results will be available in the fourth quarter of 2006 and will be used for planning activities in 2007.

Dynamic growth continues
License revenue drive sales and profit

Software AG is still expanding: We achieved double-digit growth rates in both revenue and earnings in the third quarter. The licensing business was also encouraging, with above-average growth rates making a substantial profit contribution.

Group sales rose in the third quarter significantly over the prior-year period to a total of €113.8 million. This increase of 10 percent (currency-adjusted: 12 percent) is in line with the trend for full-year 2006: In the first nine months, we increased total sales by €34.1 million to €348.6 million. This represents growth of 11 percent (currency-adjusted: 10 percent).

We continued to successfully implement our strategy of growing via geographical expansion, increasing sales in Latin America, Eastern Europe and the Middle East by more than one quarter. These promising future markets already make up 12 percent of Group revenue.

Revenue share of the core markets (nine-month basis)


USA/Canada 25%
Spain 16%
Germany 14%
Growth markets 12%
UK 9%
Other 24%

Significant increases in vital licensing revenue

Licensing revenue was once again the driving force behind growth. We increased revenue in the third quarter of this strategically important area by 27 percent to €37.0 million. The share of licensing revenue of total Group revenue increased to 33 percent, up from 28 percent in the prior-year period.

Software AG has been focusing on sales of its own products since 2005. We have been gradually reducing sales of licenses for third-party products in favor of concentrating our distribution capacities on the more profitable marketing of our own software. Consequently, licensing revenue in the reporting period were generated almost completely with our own portfolio. Products from other providers only contributed €0.2 million (prior year 0.5) to licensing revenue in the third quarter.

Sales growth accelerates for both product lines

The licensing business is made up of two product groups, Enterprise Transaction Systems (ETS) and crossvision, both of which made considerable gains in revenue. ETS product revenue increased by 37 percent to €27.0 million in the third quarter, up from €19.7 in the prior-year period. crossvision revenue increased even more, climbing 76 percent to €9.7 million delivering more than one quarter of total licensing revenue for the first time. Still a young product suite, crossvision is expanding and is viewed as the business of the future for Software AG.

Growth of licensing revenue continued to pick up over the course of 2006. Revenue for Enterprise Transaction Systems increased by nearly one-third to €84.1 million in the first nine months of the current fiscal year (prior year: €63.6 million), and revenue for crossvision rose 57 percent to €26.3 million (prior year: €16.8 million). Total licensing revenue reached €111.7 million in the first nine months (prior year: €88.3 million).

Licensing revenue by product line

in € millions	Q3 2006	Q3 2005	Sept. 30, 2006	Sept. 30, 2005
ETS	27.0	19.7	84.1	63.6
crossvision	9.7	5.5	26.3	16.8
External products	0.2	0.5	1.0	3.0
Other	0.1	3.5	0.3	4.9
Total	37.0	29.2	111.7	88.3

ETS products benefit from a good investment climate

Enterprise Transaction Systems software products are focused on mainframe modernization. Licensing revenue in this business line have benefited primarily from a positive market response to the new generation of our core products. We offer Adabas 2006, a data management platform, and Natural 2006, a development and implementation environment, along with their add-on products, to meet the high demand for software to optimize legacy systems.

Growth was spurred not only by the attractive features these products offer, but also the increasing significance of mainframe computers. With new market requirements for IT in terms of security and efficiency, the interest in high-performance, reliable mainframe systems is growing.

SOA product placed successfully on the market

In the crossvision business line, which specializes in the integration and networking of varying software systems, our licensing revenue increased primarily due to the market launch of our new crossvision product suite. This product supports the configuration, administration and monitoring of service-oriented architectures (SOA). SOA uses Internet technology to link existing applications, often varying greatly, to create a uniform corporate-wide IT system. This enables companies to react to new market requirements more quickly and with greater cost effectiveness. SOA also makes it possible to use processes and data established over the years as separate IT systems on a corporate-wide basis. Software AG is one of the most promising competitors in the attractive SOA market, above all due to the Company's clear strategy.

Maintenance revenue on the rise

Licensing revenue forms the basis for future maintenance revenue. For this reason, growth in the licensing business, which has been steady for more than three years, also drives an increase in maintenance revenue. In the third quarter, maintenance income increased by 5 percent to €48.0 million. This segment thus generated an increase in quarterly revenue (in comparison with the prior-year period) for the fourth time in a row.

Maintenance revenue for the first nine months totaled €142.1 million (prior year: €134.8 million). Of this amount, €121.8 million was attributable to Enterprise Transaction Systems (prior year: €115.8 million) and €19.2 million to crossvision (prior year: €17.1 million).

Professional services focus on Software AG products

Professional services revenue declined slightly from €28.5 million to €28.2 million in the period under review. This is the effect of a strategic decision to concentrate on the implementation of our own products and to scale back other, less profitable projects. The revenue contribution of professional services for external software decreased accordingly. Moreover, since crossvision is a suite involving pre-integrated products, it requires less service expenditure than implementing separate, independent products or components.

Sales by segment

in € millions	Q3 2006	Q3 2005	Sept. 30, 2006	Sept. 30, 2005
Licenses	37.0	29.2	111.7	88.3
Maintenance	48.0	45.8	142.1	134.8
Professional services	28.2	28.5	93.1	90.0
Other	0.6	0.2	1.7	1.4
Total	113.8	103.7	348.6	314.5

Profitable sales structure increases earnings power

Earnings before interest and taxes (EBIT) improved to €25.6 million in the third quarter despite increased expenditure for intensifying marketing and distribution activities. This resulted in an EBIT ratio of 22.5 percent after 22.3 percent in the prior-year period. Net income increased by 12.5 percent to €17.1 million.

Earnings per share rose to €0.61 compared to €0.55 in the previous year. The current figure takes a broader base into account: An average of 28.1 million Software AG shares were in circulation in the third quarter, an increase of 0.5 million over the prior-year period.

This significant increase reflects the above-average growth of our high-margin licensing business. Additional structural improvements and continued cost discipline were additional factors in the increase in earnings per share. Software AG increased EBIT by 14 percent, net income by 18 percent, and earnings per share by 15 percent in the first nine months.

Key earnings indicators						
in € millions	Q3 2006	Q3 2005	Change in %	YTD 2006	YTD 2005	Change in %
EBIT	25.6	23.1	+ 11	76.8	67.5	+ 14
Financial result	+ 2.2	+ 1.5	+ 47	+ 6.4	+ 4.1	+ 56
Earnings before taxes	27.8	24.6	+ 13	83.2	71.6	+ 16
Taxes	- 10.7	- 9.4	+ 14	- 32.3	- 28.6	+ 13
Net income	17.1	15.2	+ 12.5	50.9	43.0	+ 18
Earnings per share (in euros)	0.61	0.55	+ 11	1.81	1.57	+ 15
Weighted average shares outstanding (in millions)	28.1	27.6		28.1	27.4	

Excellent performance in North America/Northern Europe
Software AG is growing in all regions. The trend in North America/Northern Europe was especially encouraging. Sales in this major market rose 14 percent to €56.4 million. As a result, the region's share of Group sales increased from 47 to 49 percent.

The licensing business in North America/Northern Europe performed particularly well in the third quarter, with revenue increasing more than 61 percent, or €8.1 million, to reach €21.3 million. The high licensing revenue help to improve EBITA for the region to €15.3 million (prior year: €13.7 million). In the first nine months, we achieved revenue of €169.1 million (prior year: €152.9 million) and EBITA of €50.2 million (prior year: €43.5).

In Southern and Western Europe and including Latin America, revenue from professional services notably improved in the third quarter. We generated a total of €27.4 million in this region, up from €25.8 million in the prior-year period. In the first nine months, regional sales increased to €87.1 million (prior year: €79.0 million). The decrease in EBITA to €-4.9 million (prior year: €7.2 million) reflects planned investments in expanding our market presence in Latin America and the Middle East and conservative accounting of accounts receivable.

In the Central and Eastern Europe/Asia region, third-quarter sales increased from €29.3 million to €30.2 million. The maintenance business saw the greatest expansion. In the first nine months, regional sales came to €93.3 million (prior year: €83.9 million). EBITA increased to €12.9 million after €12.3 million in the prior-year period.

Sales by region*				
in € millions	Q3 2006	Q3 2005	Sept. 30, 2006	Sept. 30, 2005
North America/Northern Europe	56.4	49.3	169.1	152.9
Central and Eastern Europe/Asia	30.2	29.3	93.3	83.9
Southern and Western Europe/ Latin America	27.4	25.8	87.1	79.0

*) As of January 2006, certain sales territories were reallocated to other regions. In order to ensure comparability, the figures for 2005 have been presented in accordance with the new structure.

Equity base allows room to maneuver

Net cash from operating activities amounted to €12.6 million in the third quarter (prior year: €9.7 million), surpassing the figure for the prior-year period by 29 percent. The free cash flow, which increased to €11.2 million (prior year €5.9 million), corresponds to one-tenth of total sales. In terms of individual shares, free cash flow nearly doubled from €0.21 to €0.40. Operating cash flow for the first nine months declined from €48.2 million to €38.0 million, primarily due to higher tax payments in the amount of €10.9 million.

Software AG had €404.6 million in equity as of September 30, 2006 (prior year: €370.5 million). The rise of €34.1 million increased the equity-to-assets ratio to 66 percent (prior year: 65 percent). Cash and cash equivalents rose by €12.3 million over the reporting date for the prior-year period to €165.6 million.

This solid equity base will give Software AG more opportunities to implement the Company's growth strategy by guaranteeing expansion of our international market position and affording us flexibility for possible acquisitions.

SOA products added to portfolio

One of the distinctive qualities of Software AG is the close ties between marketing, distribution, and R&D. This leads to marketable products with corresponding sales potential. In the third quarter, we introduced product expansions in both business lines in response to the high level of interest in service-oriented architectures.

Version 5.1 of our ApplinX technology allows legacy systems to be prepared for service-oriented architectures or the Internet more quickly and simply.

Version 2.1 of our CentraSite SOA solution represents the second generation of the product developed jointly with Fujitsu. The new version improves transparency and monitoring of service-oriented architectures and enables more efficient reuse of SOA services

CentraSite promotes cross-company cooperation

We worked together with Fujitsu to start the CentraSite Community, the first standards-based SOA forum. The Community is a forum for customers and partners offering a platform for cooperation. The goal of the CentraSite Community is to provide compatible SOA solutions for the purpose of advancing the implementation of SOA environments. The Community consists of a total of 17 renowned companies and organizations, including IDS Scheer and the Hasso Plattner-Institute.

Marketing, distribution and R&D teams reinforced

As of September 30, Software AG employed 2,666 full-time equivalents. The total number of employees was thus nearly unchanged from the reporting date for the prior-year period (September 30, 2005: 2,664 employees).

Increases in some functional divisions were offset by decreases in others. Maintenance & Service, for example, had fewer employees, mainly as a result of efficiency increases and our concentration on core areas. In R&D and Marketing & Distribution, however, we expanded our human resources capacities. More than 70 percent of all of our employees work outside of Germany, which reflects Software AG's global positioning.

Number of employees by area of activity

In full-time equivalents	Sept. 30, 2006	Sept. 30, 2005	Change in %
Marketing & Distribution	623	589	+ 6
Maintenance & Service	1,211	1,269	– 5
Research & Development	386	368	+ 5
Administration	446	438	+ 2
Total	2,666	2,664	0

Outlook: Positive expectations for 2006 as a whole

Software AG continues to anticipate a rise in Group sales by 10 percent for the current fiscal year on a currency-adjusted basis. For the crossvision business line, we are still forecasting an annual increase of 20 to 25 percent. For ETS, we now believe that an increase of 8 to 10 percent is likely (previously 6 to 8 percent).

From a current perspective, we expect revenue from professional services to increase by 2 to 4 percent (previous forecast: 5 to 8 percent), and revenue from maintenance to rise by 4 to 5 percent (previously 2 to 4 percent). Licensing will remain the primary growth driver, with revenue growth expected to total 25 to 27 percent (previously 22 to 25 percent).

We still anticipate a Group operating margin of between 22 and 23 percent of total sales.

Licensing will continue to drive growth in 2007

An increase in Group sales of approximately 10 percent is also targeted for fiscal 2007, with software products expected to make up a greater portion of revenue. We also anticipate that the EBIT ratio will continue improving toward the medium-term goal of 25 percent with a rise of approximately 1 percentage point. Increased proliferation of the crossvision SOA Suite is expected to contribute to a higher EBIT ratio.

Consolidated income statement for the nine months ended September 30, 2006 IFRS, unaudited				
€ thousands	September 30, 2006	September 30, 2005	Q3 2006	Q3 2005
Licenses	111,672	88,256	37,013	29,163
Maintenance	142,084	134,786	47,994	45,824
Professional services	93,136	90,027	28,199	28,463
Other	1,696	1,390	556	243
Total revenue	[redacted]		[redacted]	
Total costs of sales	- 106,696	- 104,942	- 34,574	- 33,606
Gross profit	[redacted]		[redacted]	
Research and development	- 33,395	- 32,460	- 11,028	- 10,934
Sales, marketing and distribution	- 93,929	- 75,730	- 30,921	- 25,256
Administrative costs	- 37,949	- 33,410	- 13,467	- 11,201
Operating result	[redacted]		[redacted]	
Other income	17,077	10,509	10,627	3,619
Other expenses	- 16,882	- 10,898	- 8,765	- 3,228
Earnings before interest and taxes	[redacted]		[redacted]	
Interest result	6,404	4,079	2,161	1,543
Earnings before taxes	[redacted]		[redacted]	
Income taxes	- 30,990	- 27,340	- 10,350	- 8,980
Other taxes	[redacted]		[redacted]	
Consolidated income	[redacted]		[redacted]	
Thereof for shareholders of Software AG	[redacted]		[redacted]	
Thereof for minority interest	[redacted]		[redacted]	
Earnings per share (Euro, basic)	1.81	1.57	0.61	0.55
Earnings per share (Euro, diluted)	1.81	1.56	0.61	0.55
Weighted average shares outstanding (basic)	28,075,445	27,377,853	28,112,715	27,600,055
Weighted average shares outstanding (diluted)	28,116,241	27,561,688	28,119,716	27,783,890

Consolidated balance sheet as of September 30, 2006

IFRS, unaudited

Assets

€ thousands	September 30, 2006	December 31, 2005	September 30, 2005
Current assets			
Cash on hand and bank balances	148,402	151,767	136,318
Securities	17,157	9,811	16,982
Inventories	356	335	399
Trade receivables	156,277	138,494	125,993
Other receivables and other assets	5,352	4,766	6,075
Deferred expense	4,626	4,549	6,059
	[illegible]	[illegible]	[illegible]
Non current assets			
Intangible assets	5,066	6,093	6,234
Goodwill	187,962	188,102	187,274
Property, plant and equipment	44,657	46,324	45,628
Financial assets	2,304	2,233	2,343
Trade receivables	8,259	11,780	7,881
Deferred taxes	30,951	35,083	30,080
	[illegible]	[illegible]	[illegible]
	611,369	599,337	571,266

Equity and Liabilities

€ thousands	September 30, 2006	December 31, 2005	September 30, 2005
Current liabilities			
Current financial liabilities	2,882	2,654	2,586
Trade payables	19,123	22,760	21,263
Other current liabilities	29,367	27,711	29,853
Current provisions	27,725	25,437	25,295
Tax provisions	12,735	15,711	18,566
Deferred income	63,317	58,579	58,389
	[illegible]	[illegible]	[illegible]
Non-current liabilities			
Non-current financial liabilities	188	1,698	2,336
Trade payables	0	0	84
Other non-current liabilities	2,768	4,201	580
Provision for pension	24,970	25,108	22,624
Non-current provisions	4,050	2,544	828
Deferred taxes	17,202	15,502	13,376
Deferred income	2,488	4,444	5,012
	[illegible]	[illegible]	[illegible]
Equity			
Share capital	84,338	84,108	83,800
Capital reserve	23,296	20,428	16,946
Retained earnings	247,339	208,143	210,707
Consolidated income	50,888	61,625	42,959
Currency translation differences	−33,311	−15,203	−19,075
Other reserves	31,623	33,506	34,897
Minority interest	381	381	240
	[illegible]	[illegible]	[illegible]
	611,369	599,337	571,266

Statement of cash flows for the nine months ended September 30, 2006

IFRS, unaudited

€ thousands	September 30, 2006	September 30, 2005	Q3 2006	Q3 2005
Income after taxes	50,888	42,959	17,091	15,248
Income taxes	30,990	27,340	10,350	8,980
Interest result	- 6,404	- 4,079	- 2,161	- 1,544
Depreciation	5,687	5,670	1,891	1,686
Non-Cash income/expense	- 9,208	63	- 9,675	31
Cash generated from operations	[illegible]	[illegible]	[illegible]	[illegible]
Changes in inventories, receivables and other current assets	- 15,196	- 9,624	2,368	- 9,353
Changes in payables and other liabilities	2,567	- 1,562	- 2,495	2,305
Income taxes paid	- 27,710	- 16,776	- 6,944	- 9,078
Interest paid	- 1,438	- 1,673	- 99	- 116
Interest received	7,835	5,923	2,320	1,608
Net cash used in/provided by operating activities	[illegible]	[illegible]	[illegible]	[illegible]
Cash received from the sale of tangible/intangible assets	730	162	22	0
Investments in tangible/intangible assets	- 4,249	- 6,566	- 1,260	- 3,189
Cash received from the sale of financial assets	193	3,350	104	3
Investments in financial assets	- 264	- 4,128	- 227	- 620
Investments in consolidated companies	- 173	- 8,897	- 173	- 1,478
Net cash used in/provided by investing activities	[illegible]	[illegible]	[illegible]	[illegible]
Cash proceeds from issuing shares	2,157	18,814	0	18,814
Dividend payments	- 22,429	- 20,450	0	0
Repayment of loans from acquisitions and other finance liabilities	- 1,448	- 1,397	- 466	- 572
Net cash used in/provided by financing activities	[illegible]	[illegible]	[illegible]	[illegible]
Change in cash funds from cash relevant transactions	[illegible]	[illegible]	[illegible]	[illegible]
Adjustment from currency translation	[illegible]	[illegible]	[illegible]	[illegible]
Net change in cash and cash equivalents	[illegible]	[illegible]	[illegible]	[illegible]
Cash and cash equivalents at the beginning of the period	161,578	119,092	155,921	128,835
Cash and cash equivalents at the end of the period	[illegible]	[illegible]	[illegible]	[illegible]

Consolidated statement of recognized income and expense posted directly to equity* for the nine months ended September 30, 2006

IFRS, unaudited

€ thousands	September 30, 2006	September 30, 2005	Q3 2006	Q3 2005
Currency translation differences	- 18,108	22,499	336	941
Net gain/loss from fair value measurement of financial instruments not recognized in income	165	- 1,207	146	149
Net gain/loss from fair value measurement of net investments in foreign operations not recognized in income	- 2,048	- 15,743	- 10,311	934
Total income and expense directly recognized in equity	[illegible]	[illegible]	[illegible]	[illegible]
Net income for the period (from P&L)	50,888	42,959	17,091	15,248
Total recognized income and expense	[illegible]	[illegible]	[illegible]	[illegible]

* These valuation impacts are posted directly to equity and are therefore not recognized as a part of the P&L statement

Segment report for the nine months ended September 30, 2006 IFRS, unaudited						
€ thousands	Northern Europe, North America	Southern and Western Europe	Central and Eastern Europe, Asia	Total Region	Development, Central function, Consolidation	Total Group
Licenses	59,032	20,943	31,715	111,690	− 18	[redacted]
Maintenance	83,181	19,974	38,975	142,130	− 46	[redacted]
Services	26,095	45,843	22,518	94,456	− 1,320	[redacted]
Other	777	372	110	1,259	437	[redacted]
Total revenue	169,085	87,132	93,318	349,535	− 947	[redacted]
						[redacted]
EBITA	50,207	− 4,894	12,890	58,203	18,611	[redacted]
Interest result						[redacted]
Profit before taxes						[redacted]
Taxes						[redacted]
Net income						[redacted]
						[redacted]
Total revenue proportion per region in %	48.4	24.9	26.7	100.0		[redacted]
						[redacted]
Product revenue	142,213	40,917	70,690	253,820		[redacted]
Proportion per region in %	56.0	16.1	27.9	100.0		[redacted]

Segment report for the nine months ended September 30, 2005 IFRS, unaudited						
€ thousands	Northern Europe, North America	Southern and Western Europe	Central and Eastern Europe, Asia	Total Region	Development, Central function, Consolidation	Total Group
Licenses	44,663	19,577	24,181	88,421	− 165	[redacted]
Maintenance	80,786	18,422	35,939	135,147	− 361	[redacted]
Services	27,125	40,556	23,618	91,299	− 1,272	[redacted]
Other	317	493	175	985	405	[redacted]
Total revenue	152,891	79,048	83,913	315,852	− 1,393	[redacted]
						[redacted]
EBITA	43,545	7,206	12,317	63,068	4,460	[redacted]
Interest result						[redacted]
Profit before taxes						[redacted]
Taxes						[redacted]
Net income						[redacted]
						[redacted]
Total revenue proportion per region in %	48.4	25.0	26.6	100.0		[redacted]
						[redacted]
Product revenue	125,449	37,999	60,120	223,568		[redacted]
Proportion per region in %	56.1	17.0	26.9	100.0		[redacted]

To optimize the management of the Group, as of January 2006 several distribution areas have been differently assigned to the regions. The regions have changed as follows:

- The region "North Europe/North America" took over the responsibility for the distribution areas of France and Italy from the region "South".
- The region "South" took over the responsibility for the distribution areas of Middle East including Israel and the distribution partner SPL-Israel from the region "Central Europe/Asia".
- The region "Central Europe/Asia" took over the responsibility for the distribution area of Netherlands from the region "South".

A restated Segment Report for the year 2005 under the new regional structure can be found on our homepage at Investor Relations/Financial reports and presentations (www.softwareag.com/Corporate/InvestorRelations/reports/default.asp).

Segment report Q3 2006
IFRS, unaudited

€ thousands	Northern Europe, North America	Southern and Western Europe	Central and Eastern Europe, Asia	Total Region	Development, Central function, Consolidation	Total Group
Licenses	21,347	6,935	8,749	37,031	- 18	[redacted]
Maintenance	26,951	6,745	14,218	47,914	80	[redacted]
Services	7,794	13,655	7,237	28,686	- 487	[redacted]
Other	269	82	27	378	178	[redacted]
Total revenue	56,361	27,417	30,231	114,009	- 247	[redacted]
						[redacted]
EBITA	15,348	- 6,324	999	10,023	15,611	[redacted]
Interest result						[redacted]
Profit before taxes						[redacted]
Taxes						[redacted]
Net income						[redacted]
						[redacted]
Total revenue proportion per region in %	49.4	24.1	26.5	100.0		[redacted]
						[redacted]
Product revenue	48,298	13,680	22,967	84,945		[redacted]
Proportion per region in %	56.9	16.1	27.0	100.0		[redacted]

Segment report Q3 2005
IFRS, unaudited

€ thousands	Northern Europe, North America	Southern and Western Europe	Central and Eastern Europe, Asia	Total Region	Development, Central function, Consolidation	Total Group
Licenses	13,230	7,225	8,751	29,206	- 43	[redacted]
Maintenance	27,197	6,335	12,408	45,940	- 116	[redacted]
Services	8,744	12,185	8,087	29,016	- 553	[redacted]
Other	85	29	27	141	102	[redacted]
Total revenue	49,256	25,774	29,273	104,303	- 610	[redacted]
						[redacted]
EBITA	13,675	2,756	5,264	21,695	1,392	[redacted]
Interest result						[redacted]
Profit before taxes						[redacted]
Taxes						[redacted]
Net income						[redacted]
						[redacted]
Total revenue proportion per region in %	47.2	24.7	28.1	100.0		[redacted]
						[redacted]
Product revenue	40,427	13,560	21,159	75,146		[redacted]
Proportion per region in %	53.8	18.0	28.2	100.0		[redacted]

Accounting Policies

Basis of presentation

Software AG's consolidated financial statements are prepared in accordance with the International Financial Reporting Standards (IFRS) as promulgated by the International Accounting Standards Board (IASB). The IAS/IFRSs applicable as of December 31, 2005 were observed, as were the corresponding interpretations of the International Financial Reporting Interpretations Committee (IFRIC – formerly SIC). The same accounting policies have been applied in these interim financial statements as in the 2005 financial statements. Therefore, the accounting policies are not explained in detail in these quarterly financial statements. These quarterly financial statements have been prepared in accordance with IAS 34, Interim Financial Statements.

The consolidated financial statements of Software AG are expressed in thousands of euros unless otherwise stated.

Changes in the consolidated group

The number of consolidated companies was increased from the level as of December 31, 2005 due to the formation of the following companies:

Software AG Chile S.A., Chile, was founded on February 1, 2006. This company was endowed with share capital of €8 thousand (CLP 5 million). The share capital is divided into 999 shares held by Software AG Latinoamérica, S.L., Spain and 1 share held by Software AG, Spain.

As of February 23, 2006, Software AG, Ltd. Japan was established with a share capital of €72 thousand (JPY 10 million). The company's shares are wholly owned by its parent company, Software AG, Inc., USA.

As of June 30, 2006, Software AG Development Center Bulgaria EOOD, Bulgaria, was established with a share capital of €3 thousand. The company's shares are wholly owned by its parent company, Software AG.

Earnings per share

Earnings per share were calculated by dividing net income for the period attributable to Software AG's shareholders by the weighted average number of shares outstanding during the reporting period and have been presented accordingly. Software AG has only issued common shares. In the third quarter of 2006, the weighted average number of shares amounted to 28,112,715. In the first three quarters of 2006, the weighted average number of shares was 28,075,445.

All three criteria for exercising options as set out in the first stock option plan for members of the Executive Board, officers and other employees were also met in the third quarter of 2006. None of the outstanding options under this stock option plan were exercised during the third quarter. The remaining 7,001 options under this plan may be exercised until 2008, provided the share price is at least €30 at the time the options are exercised. The diluted earnings per share were calculated for these potential shares using the treasury stock method and presented for the reporting period. Diluted earnings per share were calculated by dividing net income for the period attributable to Software AG's shareholders by the number of shares in issue and the exercisable stock options.

Notes to the consolidated balance sheet

Goodwill

The decline in goodwill of €140 thousand compared to December 31, 2005 resulted from currency translation differences due to exchange rate fluctuations.

Shareholders' equity

The change in shareholder's equity is shown in the following Statement of Changes in Equity as of September 30, 2006.

Statement of changes in equity for the nine months ended September 30, 2006
IFRS, unaudited

€ thousands	Shares Number	Share capital	Capital reserve	Retained earnings	Consolidated income	Currency translation differences	Other reserves	Minority interest	Total
Equity as of January 1, 2006	28,036,009	84,108	20,428	269,768	0	− 15,203	33,506	381	392,988
Cash proceeds from issuing shares	76,706	230	1,927						2,157
Stock options			941						941
Consolidated income of the period					50,888				50,888
Dividend payment				− 22,429					− 22,429
Currency translation differences						− 18,108			− 18,108
Net result from the fair value valuation of securities not recognized in income statement							165		165
Net result from the fair value valuation of net investments in foreign operations not recognized in income statement							− 2,048		− 2,048
Equity as of September 30, 2006	28,112,715	84,338	23,296	247,339	50,888	− 33,311	31,623	381	404,554

Statement of changes in equity for the nine months ended September 30, 2005
IFRS, unaudited

€ thousands	Shares Number	Share capital	Capital reserve	Retained earnings	Consolidated income	Currency translation differences	Other reserves	Minority interest	Total
Equity as of January 1, 2005	27,266,752	81,800	132	231,157	0	− 41,574	51,847	240	323,602
Cash proceeds from issuing shares	666,605	2,000	16,664						18,664
Stock options			150						150
Consolidated income of the period					42,959				42,959
Dividend payment				− 20,450					− 20,450
Currency translation differences						22,499			22,499
Net result from the fair value valuation of securities not recognized in income statement							− 1,207		− 1,207
Net result from the fair value valuation of net investments in foreign operations not recognized in income statement							− 15,743		− 15,743
Equity as of September 30, 2005	27,933,357	83,800	16,946	210,707	42,959	− 19,075	34,897	240	370,474

The composition of the individual accounts of shareholders' equity did not change compared to December 31, 2005. The exercise of stock options from the first stock option plan increased the number of bearer shares by 76,706 to 28,112,715 shares in the first three quarters. This increased the Company's share capital by €230 thousand and the capital reserve by €1,927 thousand.

Dividend payment

Pursuant to the proposal of the Executive Board and the Supervisory Board, the Annual Shareholders' Meeting resolved on May 12, 2006 to appropriate €22,429 thousand of the unappropriated profit of €60,465 thousand for 2005 of Software AG, the parent company of the Group, for the payment of dividends – corresponding to a dividend of €0.80 per share – and to carry forward €38,036 thousand of such amount.

Other disclosures

Seasonal influences

Revenues and pre-tax earnings were distributed over fiscal year 2005 as follows:

€ thousands	Q1 2005	Q2 2005	Q3 2005	Q4 2005	2005
Revenue	100,284	110,482	103,693	123,574	438,033
in % of annual revenue	22.9	25.2	23.7	28.2	100.0
Earnings before taxes	19,156	27,821	24,630	29,534	101,141
in % of annual revenue	18.9	27.5	24.4	29.2	100.0

The distribution of revenues was similarly structured in previous years, primarily due to the purchasing behavior of our customers. Therefore, the Company expects the revenue and earnings trend to remain similar in the future.

Contingent liabilities

€ thousands	
Guarantees	10,399
Other	1,392
Total	[redacted]

Stock option plans

Software AG has two different stock option plans for members of the Executive Board, officers and employees. This resulted in personnel expenses of €281 thousand in the third quarter of 2006 due to the transition regulations set out in IFRS 2. Personnel expenses for the first three quarters of 2006 amounted to €941 thousand. A total of 76,706 options have been exercised in the current fiscal year; however, no stock options were exercised in the third quarter. A total of 120,376 options were withdrawn in the first three quarters of 2006, 56,000 of them in the

third quarter, due to employee turnover. As a result, as of September 30, 2006, a total of 673,376 stock options remain outstanding for exercise by members of the Executive Board and officers. As of December 31, 2005, 870,358 stock options had been issued to members of the Executive Board, officers and employees.

Please refer to the 2005 Annual Report for further disclosures on the option plans.

Other financial commitments

The Company has rent and lease agreements for buildings, land, computer and telephone equipment as well as vehicles. The obligations under these contracts for the remaining non-cancelable terms up to the end of fiscal year 2006 amount to €2,878 thousand. Obligations of €26,845 thousand exist for the period up to the end of fiscal year 2011, and obligations of €12,034 thousand for the period after fiscal year 2011. The lease agreements are operating leases as defined in IAS 17.

Notes on significant business events

The Professional Service Margin Improvement Project and other organizational adjustment measures gave rise to restructuring costs in the amount of €3,995 thousand. Furthermore, trade receivables in the amount of €6,255 thousand due from customers with good credit standings were written down due to considerable delays in payment. The average amount of write-downs required in the first three quarters of the past four years is only €2,058 thousand.

Due to the repayment planned in the near future of an intercompany loan resulting from a net investment in a foreign business operation, it was no longer possible to recognize the exchange rate differences in other reserves in accordance with IAS 21.32 in conjunction with IAS 21.15. For that reason, other operating income from exchange rate gains in the amount of €9.955 thousand arose in the third quarter of 2006.

Employees

As of September 30, 2006, the effective number of employees (i.e., part time employees are taken into account on a pro-rata basis only) amounted to 2,666 (September 30, 2005: 2,664), 70.6 percent of whom were employed abroad (prior year: 71.1 percent). The average absolute number of employees (i.e., part-time employees are recorded in full regardless of their average number of working hours) of the Software AG Group in the first three quarters of 2006 was 2,809 (prior year: 2,678). In absolute terms, the Group employed 2,751 people (prior year: 2,774) at the end of the third quarter on September 30, 2006.

Executive Board and Supervisory Board

There have been no changes in the Executive and Supervisory Boards since December 31, 2005.

Events after the balance sheet date

Some personnel adjustments are planned for the fourth quarter of 2006 in connection with our Professional Service Margin Improvement Project.

Financial Calendar*

November 09	German Technology Conference, Commerzbank AG, Frankfurt, Germany
November 15	UBS Global Communications and Technology Conference, New York, USA
November 16	European Mid Cap Conference, CA Cheuvreux, New York, USA
November 27	German Equity Forum, Deutsche Borse AG, Frankfurt, Germany
December 05	Exane BNP Paribas Small & Mid Cap Forum, Paris, France
January 23, 2007	Q4/FY 2006 Financial Figures
April 24, 2007	Q1 2007 Financial Figures
May 11, 2007	Annual General Meeting, Frankfurt/Main, Germany

* Status: October 2006

For further details concerning Investor Relations Events please visit our homepage: www.softwareag.com/investor



Software AG
Corporate Headquarters
Uhlandstraße 12
64297 Darmstadt, Germany
Tel. +49 61 51-92-0
Fax +49 61 51-92-1191

www.softwareag.com

See Tab 4

Software AG achieves objectives for first quarter 2005

RECEIVED
2001 APR 23 A 11:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Darmstadt, 12/04/2005

Software AG (Frankfurt, SOW) has achieved its financial objectives for the first quarter of 2005 to March 31. On the basis of the preliminary results, total revenue for the period increased by 6% (net of currency) to approximately € 100 million. As a result, Software AG already succeeded in the first quarter in reaching the upper limit of the 4% to 6% (net of currency) range set as a target for the full year 2005. Total license revenue increased by 15% to approximately € 27 million. License revenue for Enterprise Transactions Systems rose by 9%, confirming the stability of this business line. Of particular note was the progress achieved in XML Business Integration. License revenue for this business line increased by 33% (or more than 50% including third party sales), reflecting the launch in the first quarter of new products which gained traction in the market more rapidly than planned. Revenue for maintenance was little changed in comparison with the previous year at approximately € 44 million, while revenue from professional services increased by 4% to approximately € 29 million. On the strength of the higher revenue and sustained cost control, the operating EBIT margin rose to 17% to 18% in comparison with 15,8% for the year-ago period.

"The preliminary results confirm that we are well on our way to achieving our objectives for the current year," said CEO Karl-Heinz Streibich. "The double-digit increase in license revenue in XML Business Integration – for the second quarter in a row – shows that we have successfully motivated our sales force and confirms that our strategy for our integration business is on target and accepted by the market. We have also maintained cost discipline while growing the business through the introduction of new products and expansion in new geographical markets. This is reflected in the higher EBIT margin for the first quarter. While the preliminary results for the first quarter are very positive, we do not intend to revisit our guidance for 2005 at this time. "

Software AG will announce its detailed results for the first quarter of 2005 on April 28.

Software AG provides a real-time single view of strategic business information by integrating applications and systems, in addition to modernizing mainframe and open system IT environments. Its offerings are based on the product families Adabas, Natural, EntireX and Tamino. Around 2,500 employees in 59 countries support the mission-critical systems of 3,000 customers around the world. The company maintains five R&D facilities across three continents. Founded in 1969, Software AG today is Europe's largest and most established systems software provider. It is headquartered in Darmstadt, Germany and is listed on the Frankfurt Stock Exchange (TecDAX, ISIN DE 0003304002 / SOW). In 2004 Software AG posted 411 million euros in total revenue.

Software AG Acquires SPL Software of Israel

Darmstadt – 21.3.2007 – As per April 1st, 2007 Software AG (Reuters: SOWGn.F, WKN: 330400) will acquire an 80.08% share in its Israeli distributor SPL Software Ltd., based in Tel Aviv. Software AG's supervisory board agreed today to the transaction; the purchase price of US$ 61.6 million (€46.3 million) will be paid fully in cash. SPL Software currently is wholly owned by Silverboim Holdings Ltd., Tel Aviv, which will continue to hold the remaining shares in SPL Software.

SPL Software generates 93% of its revenue with Software AG products in the banking and insurance industries and the public sector. SPL Software currently has 296 employees (full time equivalents) of which 257 are IT consultants developing industry specific solutions based on Software AG's product portfolio. The company is one of the market leaders in its sector in Israel.

Due to the acquisition, Software AG expects incremental revenue of approximately €20 million for fiscal 2007. Therefore, the forecasted growth in revenue for 2007 is raised from 10% to 14% (net of currency effects). The expected increase in EPS is estimated to be €0.10. Based on this increase, the EPS of Software AG for fiscal 2007 is now expected to be in the range of €3.00 to €3.20.

End of announcement

Software AG to Acquire webMethods, Inc.

Darmstadt, Germany - April 5, 2007 - Software AG (TecDAX, ISIN DE 0003304002 / SOW) and webMethods (NASDAQ: WEBM) today announced that they have entered into a definitive agreement for Software AG to acquire webMethods in a cash tender offer for $9.15 per share or approximately $546 million.

webMethods is a leading business integration and optimization software company. It reported revenue of $208 million in fiscal 2006. Software AG would add this to its fast growing business line Crossvision (fiscal 2006 revenue €108 million/ $134 million) which offers a comprehensive SOA suite with SOA Governance and Legacy Modernization capabilities. The combination is expected to enhance Software AG's competitive position with a leading product portfolio in the SOA market and to improve its position in the US market.

Software AG expects this transaction to be strongly accretive to Software AG's operating earnings from 2008 onwards.

The transaction has been approved by the Supervisory Board of Software AG. webMethods's Board of Directors also approved the transaction and will recommend that its shareholders accept the offer. The transaction is subject to regulatory approvals and other customary closing conditions, and is expected to close by the end of the first half of 2007.

Software AG expects to fund the $546 million acquisition through its existing cash resources as well as debt financing. Given the complementary nature of Software AG's and webMethods' businesses, Software AG expects to recognize synergies through both revenue enhancement and cost savings.

International Conference Call/Webcast Information

There will be an analyst and investor conference call conducted by both management teams to discuss the transaction today at 9 a.m. Eastern.This call is open to journalists. To participate in the conference call, US callers can dial (877) 296-2302 and callers outside of the US can dial +1(706) 634-9628, passcode 4886198. A replay will be available until April 12, 2007 at 11:59 p.m. ET for US callers at (800) 642-1687 or +1(706) 645-9291 for callers outside of the US, pass code 4886198. A live web cast of the conference call will also be available at www.softwareag.com and www.webmethods.com, with a replay available for those unable to attend the live session.

About Software AG

Software technology to increase the value of enterprise IT systems. Software AG is a global leader in mission-critical software infrastructure solutions based on open standards. At the forefront of advanced Service-Oriented Architecture (SOA), Software AG enables customers to create powerful enterprise applications - especially in heterogeneous IT environments. Software AG's products Adabas, Crossvision, Natural and Tamino help more than 3,000 customers uncover the full potential of their IT and add value to existing systems. With technology from

Software AG, enterprises can: create flexible business applications and processes; extend the value and life of core systems; manage data effectively across the enterprise; and control and govern their Service-Oriented Architecture.
Software AG has more than 35 years of global IT experience and over 2,600 employees serving customers in 70 countries.
The company is headquartered in Germany and listed on the Frankfurt Stock Exchange (TecDAX, ISIN DE 0003304002 / SOW).Software AG posted total revenues of €483 million (unaudited) in 2006. www.softwareag.com

About webMethods

webMethods (Nasdaq: WEBM) provides business integration software to integrate, assemble and optimize available IT assets to drive business process productivity. webMethods delivers an innovative, enterprise-class business integration platform that incorporates proven integration technology with next generation capabilities into one interoperable set of tools that delivers a unique combination of efficiency, agility and control. webMethods combines industry leadership with a zealous commitment to customers to deliver tangible business value to more than 1,500 global customers. webMethods is headquartered in Fairfax, Va., with offices throughout the U.S., Europe, Asia Pacific and Japan.

Important Information

The tender offer for the outstanding shares of common stock of webMethods has not yet commenced. No statement in this announcement is an offer to purchase or a solicitation of an offer to sell securities. Investors and security holders are urged to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer referred to in this press release when they become available because they will contain important information. The tender offer statement will be filed by Software AG with the U.S. Securities Exchange Commission ("SEC"). A solicitation/recommendation statement with respect to the tender offer will be filed by webMethods with the SEC. Investors and security holders will be able to obtain a copy of these statements free of charge at the website maintained by the SEC at www.sec.gov. In addition, the tender offer statement and other documents filed with the SEC by Software AG will be available free of charge by contacting Morrow & Co., the information agent for the tender offer, toll free at (800) 662-5200 or by e-mail at tender.info@morrowco.com, and the solicitation/recommendation statement and other documents filed with the SEC by webMethods will be available free of charge by contacting webMethods Investor Relations at (703) 460-5822.

Forward-Looking Statements

This press release and the conference call announced in it contain forward-looking statements that involve risks, uncertainties and assumptions. If such risks or uncertainties materialize or such assumptions prove incorrect, actual results could differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the anticipated timing of filings and approvals relating to the transaction; the expected timing of the completion of the transaction; the expected benefits and costs of the transaction;

management plans relating to the transaction; the ability to complete the transaction considering the various closing conditions, including those conditions related to antitrust regulations; any projections of earnings, revenues, synergies, accretion, margins or other financial items; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include risks related to the timing or ultimate completion of the transaction; the possibility that expected benefits may not materialize as expected; that, prior to the completion of the transaction, webMethod's business may not perform as expected due to uncertainty; that the parties are unable to successfully implement integration strategies; and other risks and uncertainties that are beyond the control of Software AG and webMethods. Software AG and webMethods disclaim any obligation to update or correct any forward-looking statements made herein due to the occurrence of events after the issuance of this press release.

Not applicable.

SOFTWARE AG
THE XML COMPANY
RECEIVED
2007 APR 23 A 11:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

NOTICE OF THE GENERAL SHAREHOLDERS' MEETING OF SOFTWARE AKTIENGESELLSCHAFT, DARMSTADT
Securities Identification Code (WKN) 330400
ISIN DE 0003304002

We hereby invite our shareholders to attend the

General Shareholders' Meeting

to be held on

Friday, May 12, 2006 at 10:00 am

in the Auditorium of Commerzbank AG, Grosse Gallusstr. 19, in 60311 Frankfurt am Main, Germany

__Agenda:__

1. **Submission of the approved annual financial statements of Software AG per December 31, 2005, the management report, as well as the approved consolidated financial statements per December 31, 2005 and the Group management report and the report of the Supervisory Board**

   The aforementioned documents are available for shareholder inspection at the offices of Software AG located at Uhlandstraße 12, 64297 Darmstadt, Germany. Any shareholder may request copies of such documents, which will be sent out promptly and at no charge.

2. **Resolution on the use of non-appropriated balance sheet profits**

   The Executive Board and the Supervisory Board recommend that from the € 60.465.257,76 in non-appropriated balance sheet profits, the Company distribute € 22.428.807,20 by paying a dividend of € 0,80 per bearer share of the registered share capital to the shareholders entitled to a dividend and that it retain the remaining € 38.036.450,56.

3. **Resolution on ratifying the actions of the Executive Board members for fiscal year 2005**

   The Executive Board and Supervisory Board recommend ratifying the actions taken by the members of the Executive Board for fiscal year 2005, including the actions taken by the member who left in 2005, Andreas Zeitler.

4. Resolution on ratifying the actions of the Supervisory Board members for fiscal year 2005

The Executive Board and Supervisory Board recommend ratifying the actions taken by members of the Supervisory Board for fiscal year 2005.

5. Appointment of the financial auditor for fiscal year 2006

The Supervisory Board recommends appointing the auditing firm of BDO Deutsche Warentreuhand Aktiengesellschaft, Frankfurt am Main, Germany, to serve as the financial auditor for fiscal year 2006.

6. Insertion of a new paragraph 5 in § 5 of the Articles of Association / Authorization of the Executive Board to increase the registered share capital (authorized capital)

The authorization granted at the General Shareholders' Meeting on April 27, 2001 to increase the Company's registered share capital, an authorization which has not yet been utilized in respect of an amount of € 12,090,875, expired on April 27, 2005. A new authorization is therefore required.

a) The Executive Board and the Supervisory Board propose the following resolution:

The Executive Board is authorized, subject to the Supervisory Board's approval, to increase the Company's registered share capital by up to € 42.000.000 in one or more increments in the period up to and including May 12, 2011, by issuing up to 14,000,000 new no par bearer shares against cash contributions and/or contributions in kind (authorized Capital). The Executive Board may exclude the shareholders' pre-emptive rights in the following situations only:

- The Executive Board is hereby authorized to exclude shareholders' pre-emptive rights in respect of fractional amounts.
- Subject to the Supervisory Board's approval, the Executive Board is hereby authorized to exclude shareholders' pre-emptive rights up to a maximum nominal amount of € 200,001 for the purposes of issuing new shares to employees of the Company and affiliates within the meaning of §§ 15 *et seq.* of the German Stock Corporation Act (*Aktiengesetz*, hereinafter "AktG") in connection with an employee stock option plan. A financial institution may underwrite the new shares, subject to the restriction that only eligible employees will be entitled to purchase such shares as directed by the Company.
- Subject to the Supervisory Board's approval, the Executive Board is hereby authorized to exclude shareholders' pre-emptive rights in the event of a capital increase against contributions in kind, provided that the contribution in kind is made for purposes of acquiring enterprises or any divisions or equity interests therein.
- Subject to the Supervisory Board's approval, the Executive Board is hereby authorized to exclude shareholders' pre-emptive rights in the event of a capital increase against cash contributions, provided that the capital increase resolved pursuant to this authorization does not exceed a total of 10% of the registered share capital as it exists at the time this authorization is utilized for the first time, and provided that the issue price is not significantly lower than the stock market

price. The cap of 10 % of the registered share capital will be reduced by the *pro rata* portion of the registered share capital attributable to own shares of the Company that are sold during the term of the Authorized Capital but subject to the exclusion of shareholders' pre-emptive rights in accordance with §§ 71 (1) no. 8 sentence 5 and 186 (3) sentence 4 AktG. The cap will also be reduced by the *pro rata* portion of the registered share capital attributable to shares that are to be issued with an option or conversion right or conversion obligation in order to cover warrant bonds or convertible bonds, provided the bonds are issued during the term of the Authorized Capital and pre-emptive rights are excluded based on the analogous application of § 186 (3) sentence 4 AktG.

b) The Executive Board and the Supervisory Board propose the following amendment to the Articles of Association:

That existing paragraph 5 of § 5 of the Articles of Association be revoked. A new paragraph 5 shall be inserted in § 5 of the Company's Articles of Association. The new paragraph 5 shall be worded as follows:

"Subject to the Supervisory Board's approval, the Executive Board shall be authorized to increase the Company's registered share capital by up to € 42,000,000 in total in one or more increments in the period through May 12, 2011, by issuing up to 14,000,000 new no par bearer value against cash contributions and/or contributions in kind (Authorized Capital). The Executive Board may exclude the shareholders' pre-emptive rights in the following situations only:

(1) The Executive Board shall be authorized to exclude shareholders' pre-emptive rights in respect of fractional amounts.
(2) Subject to the Supervisory Board's approval, the Executive Board shall be authorized to exclude shareholders' pre-emptive rights up to a maximum nominal amount of € 200,001 for purposes of issuing the new shares to employees of the Company and affiliates within the meaning of §§ 15 et seq. AktG in connection with an employee stock option plan. A financial institution may underwrite the new shares, subject to the restriction that only eligible employees will be entitled to purchase such shares as directed by the Company.
(3) Subject to the Supervisory Board's approval, the Executive Board shall be authorized to exclude shareholders' pre-emptive rights in the event of a capital increase against contributions in kind, provided that the contribution in kind is made for purposes of acquiring companies or any divisions or equity interests therein.
(4) Subject to the Supervisory Board's approval, the Executive Board shall be authorized to exclude shareholders' pre-emptive rights in the event of a capital increase against cash contributions, provided that the capital increase resolved pursuant to this authorization does not exceed a total of 10% of the registered share capital as it exists at the time this authorization is utilized for the first time, and provided that the issue price is not significantly lower than the stock market price. The cap of 10 % of the registered share capital will be reduced by the pro rata portion of the registered share capital attributable to own shares of the Company that are sold during the term of the Authorized Capital but subject to the exclusion of shareholders' pre-emptive rights in accordance with §§ 71 (1) no. 8 sentence 5 and 186 (3) sentence 4 AktG. The cap will also be

reduced by the pro rata portion of the registered share capital attributable to shares that are to be issued with an option or conversion right or conversion obligation in order to cover warrant bonds or convertible bonds, provided the bonds are issued during the term of the Authorized Capital and pre-emptive rights are excluded based on the analogous application of § 186 (3) sentence 4 AktG."

c) The Supervisory Board is hereby authorized, even after expiry of the authorization period, to amend the wording of § 5 of the Company's Articles of Association to correspond with the extent to which the capital is increased from Authorized Capital from time to time.

Executive Board's report to the General Shareholders' Meeting pursuant to § 203 (2) in conjunction with § 186 (4) sentence 2, concerning item 6 on the agenda

The existing and not fully utilized authorization to increase the registered share capital expired on April 27, 2006. The resolution proposed under item 6 will create a new authorization that will apply for a period of five years beginning on the date of the General Shareholders' Meeting. Under the proposed authorization, the Executive Board will be in a position in the future to more comprehensively adjust the Company's equity capitalization to meet any business and legal needs. When such authorization is exercised, it is expected that the shareholders will be offered pre-emptive rights, subject to the following exclusive exceptions:

The Executive Board shall be authorized to exclude any fractional amounts from the shareholders' pre-emptive rights. This authorization serves to create a feasible subscription ratio in view of the amount of the respective capital increase. This will facilitate the handling and exercise of the pre-emptive rights and will save additional expenses. The sale of the free fractional amounts will be made based on the stock market prices.

The Executive Board shall also be authorized, subject to the approval of the Supervisory Board, to exclude the shareholders' pre-emptive rights with respect to a nominal amount of up to € 200,001 in order to issue, either directly or indirectly through a German financial institution, new shares to employees of the Company or any of its affiliated enterprises within the meaning of §§ 15 *et seq.* AktG in connection with the existing employee stock option plan. The employee stock option plan launched at the time on the basis of the resolution adopted at the General Shareholders' Meeting on April 27, 2001 will expire. The last opportunity to exercise options that were committed in connection with this plan will be in the second quarter of 2006. The scope of the authorization is intended to ensure that shareholders can exercise their options.

The Executive Board shall also be authorized, with the consent of the Supervisory Board, to exclude pre-emptive rights on capital increases in return for contributions in kind where such increases serve the purpose of acquiring other enterprises or any divisions or equity interests therein. This includes mergers with other enterprises, provided that the merger is consummated through the issue of new shares paid for by contributions in kind and the purpose of the transaction is effectively to purchase such enterprises or divisions or equity interests therein. This new authorization should serve to place the Executive Board in a position to use Company shares as consideration in suitable cases. This authorization - with its more extensive quantitative scope - corresponds with the purpose of the

authorization already existing in the Articles of Association. The Company should be in a position to react swiftly and effectively to advantageous offers or to opportunities for purchasing enterprises or divisions or equity interests therein. The Company does business on the market of system software development which is influenced primarily by US competition. In the US market, the purchase of enterprises or holdings is not done by using cash, but rather by exchanging stock. This type of transaction should also be available to the Company.

The prospects of raising capital in return for contributions in kind as envisioned through this authorization are aimed at exploiting such opportunities. In order to compete with other enterprises in this industry that likewise have the ability to use their stock as "acquisition currency", this authorization structure should serve to maintain and strengthen the Company's competitiveness and to expand its own portfolio. The issue and transfer of shares as a form of consideration for the purchase of companies or equity investments could also prove to be a more cost-effective form of financing for the Company (since it also safeguards the Company's liquidity) than the straight payment of cash, and is therefore consistent with the shareholders' interests. The proposed scope of the authorization equaling something less than 50% of the current registered share capital would allow the Company in certain appropriate circumstances to acquire larger enterprises, provided that such action is in the shareholders' and Company's best interests. The Executive Board and Supervisory Board will carefully review, in each individual case, whether the exclusion of pre-emptive rights will be required for these purposes and whether the value of the enterprise or the equity investment to be acquired stands in a reasonable relationship to the value of the Company's newly issued shares.

In addition, the Executive Board shall be authorized, with the consent of the Supervisory Board, to exclude shareholders' pre-emptive rights in the event of a cash capital increase, provided that the cash capital increase does not exceed 10% of the registered share capital existing on the date of the initial exercise of this authorization (the exercise of other authorizations to sell own shares or to issue warrant bonds/convertible bonds subject to the exclusion of pre-emptive rights under § 186 (3) sentence 4 AktG counts towards the 10% threshold) and the issue price is not significantly lower than the stock market price. Such a cash capital increase and the exclusion of pre-emptive rights in accordance § 186 (3) sentence 4 AktG will permit the Company to take advantage of favorable market situations quickly and at short notice and to secure better financial conditions by fixing the issue price in accordance with the market situation. It would not be possible to fix conditions in accordance with the market situation and place the shares without difficulty if pre-emptive rights were preserved. Section 186 (2) AktG allows publication of the subscription price up until the third last day of the subscription period. However, in view of the often notable volatility on the stock markets, a market risk lasting several days could arise, which could result in the deduction of safety margins when the issue price is fixed and thus lead to conditions that do not reflect the market situation. Furthermore, where pre-emptive rights are preserved, the successful placement of shares with third parties may be jeopardized because of uncertainty with regard to the exercise of the pre-emptive rights (subscription trends), or placement may be associated with additional expenses. Finally, in granting pre-emptive rights, the Company cannot respond to changes in the market situation at short notice because of the length of the subscription period, but instead is exposed to the risk of declining share prices during the subscription period, which could have an adverse effect on the Company's equity raising.

With this form of capital increase, the Executive Board should be in a position to flexibly exploit favorable market conditions and to strengthen the Company's capitalization structure for future business development at optimal terms and conditions. In exercising the authorization, the Executive Board will calculate the issue price such that it would not be significantly below the stock market price. The pre-emptive right exclusion can be made on a maximum of 10% of the registered share capital existing on the date that this authorization is exercised for the first time. In accordance with § 186 (3) sentence 4 AktG, the shareholder's interests in anti-dilution protection must be taken into account. In addition, each shareholder, by virtue of the initial placement price of the new shares, will be given an opportunity to purchase shares required to maintain his or her shareholding quota at essentially the same terms and conditions as the market.

7. Authorization to acquire own shares

The Executive Board and Supervisory Board propose that the following resolution be adopted:

a) The Company is authorized to purchase on or before November 11, 2007 Company shares having a *pro rata* interest in the registered share capital totaling up to € 8,410,800.

b) The Company shares may be purchased on the open stock market or through a public purchase offer directed to all shareholders of the Company.

If the shares are purchased on the open stock market, then the consideration for the purchase of a share (not including the incidental purchasing costs) may not exceed by more than 10% or fall short by more than 10% of the average listed price of the Company's shares - non-weighted average closing price of the Software AG shares as quoted in the Xetra trading system of the Frankfurt Stock Exchange or in a comparable successor system - on the five trading days prior to the purchase or the obligation to purchase the shares.

If the shares are purchased on the basis of a public purchase offer, then the consideration for the purchase of a share (not including incidental purchasing costs) may exceed by up to 20% or fall below by up to 20% of the average listed price of the Company's shares - non-weighted average closing price of the Software AG shares as quoted in the Xetra trading system of the Frankfurt Stock Exchange or in a comparable successor system - on the fifth to ninth trading days prior to publication of the offer. The offer may stipulate a preferential acceptance of a fewer number of shares of up to 100 units per shareholder.

c) The Executive Board is authorized, subject to the Supervisory Board's consent, to sell the acquired own shares subject to the exclusion of the shareholders' pre-emptive rights in a manner other than via the stock market or by offering them to all shareholders, if the shares are sold against cash payments at a price that is not significantly below the listed stock market price of Company shares, which have the same terms and features as of the date of the sale. This authorization shall be limited to shares having a total *pro rata* interest in the registered share capital not exceeding € 8,410,800. This quantitative cap will be lowered by the *pro rata* interest in the registered share capital attributable to

those shares that are issued during the term of this authorization in connection with a capital increase that excludes shareholder pre-emptive rights under § 186 (3) sentence 4 AktG). This quantitative cap will also be lowered by the *pro rata* interest in the registered share capital attributable to those shares that are issued to cover warrant bonds and convertible bonds (containing option or conversion rights or conversion duties), provided that the bonds are issued during the term of this authorization and shareholder pre-emptive rights are excluded under § 186 (3) sentence 4 AktG. The governing stock market price within the meaning of this paragraph shall be the average listed price of the Company shares - non-weighted average closing price of the Software AG shares as quoted in the Xetra trading system of the Frankfurt Stock Exchange or in a comparable successor system - on the last five trading days prior to the sale.

d) The Executive Board is also authorized, subject to the Supervisory Board's consent, to take the following actions in relation to the acquired own shares while excluding the shareholders' pre-emptive rights:

(i) sell the shares to third parties, provided such sale takes place for purposes of acquiring enterprises, parts of enterprises and/or interests in enterprises; or

(ii) offer the shares for purchase by the Executive Board members and senior executives of the Company and affiliated companies as part of the Company's Executive Board member and senior executive stock option plan as approved by the General Shareholders' Meeting (item 8.b on the agenda) on April 27, 2001;

(iii) in compliance with the terms of the bonds, deliver the shares to the holders of warrants or convertible bonds that were issued by the Company or by a wholly-owned direct or indirect subsidiary of the Company.

e) Furthermore, in the event of a sale of acquired own shares by way of an offering to all shareholders, the Executive Board will be authorized, subject to the Supervisory Board's consent, to grant the holders of the warrants and convertible bonds that were issued by the Company or a wholly-owned direct or indirect subsidiary of the Company, a pre-emptive right on the shares equivalent to that to which they would be entitled after exercising the option or conversion right or satisfying the option or conversion duty.

f) Moreover, the Executive Board is authorized, subject to the Supervisory Board's consent, to redeem the acquired own shares without any additional resolution by the General Shareholders' Meeting, in whole or in part, or in increments.

g) The authorizations to purchase and use own shares may be exercised either in whole or in part (and in the latter case, more than once). The Company's own shares may be purchased for one or more of the aforementioned purposes.

h) The existing authorization to purchase own shares based on the shareholders' resolution adopted on May 13, 2005 (item 7: Authorization to purchase own shares) and which expires on November 12, 2006 is revoked.

Executive Board's report pursuant to § 71 (1) no. 8 sentence 5 in conjunction with § 186 (3) sentence 4 and (4) sentence 2 of the German Stock Corporation Act relating to item 7 on the agenda

By virtue of the proposed authorization, the Company will be placed in a position to acquire on or before November 11, 2007 its own shares up to an amount equivalent to 10% of the registered share capital as of the date of the General Shareholders' Meeting in order to realize, in the interests of the Company and its shareholders, the benefits associated with the acquisition of a company's own shares. By taking this step, the Company is availing itself of § 71 (1) no. 8 AktG and is replacing the authorization that was granted by the General Shareholders' Meeting in 2005.

Own shares that are acquired will be sold on the stock market or in another appropriate manner. Equal treatment (non-discrimination) among shareholders will be ensured, in particular, by making an offer to all shareholders to purchase their shares. This procedure need not be observed in the following cases:

- In paragraph c), the proposed authorization first provides that the Executive Board, in accordance with § 186 (3) sentence 4 AktG, may sell the acquired own shares subject to the exclusion of shareholders' pre-emptive rights in a manner other than on the stock market or by way of an offer to all shareholders, if the own shares are sold against a cash payment and at a price that is not significantly below the governing stock market price. This authorization may be exercised only up to an amount equal to 10% of the registered share capital, including the use of any other authorizations to issue shares or warrant bonds/convertible bonds while excluding pre-emptive rights pursuant to § 186 (3) sentence 4 AktG. In compliance with § 186 (3) sentence 4 AktG, the shareholders' interest in avoiding a dilution of their share value is taken into account. Moreover, as a result of the fact that the placement price of the new shares is close to the stock market price, each shareholder will have an opportunity to acquire the shares necessary to maintain its percentage shareholding at virtually the same market conditions. Placement of the shares subject to the exclusion of pre-emptive rights in accordance with § 186 (3) sentence 4 AktG will permit the Company to take advantage of favorable market situations quickly and at very short notice and, by fixing the price in accordance with the market situation, to secure better financial conditions than if pre-emptive rights were granted.

- Pursuant to paragraph d) (i), the Executive Board should also be authorized, subject to the Supervisory Board's consent, to sell the acquired own shares to third parties while excluding the shareholders' pre-emptive rights, provided such action is taken for purposes of acquiring enterprises, parts of enterprises and/or interests in enterprises. This includes mergers with other enterprises, provided such mergers are consummated by issuing new shares in exchange for contributions in kind for purposes of acquiring enterprises, parts of enterprises or interests in enterprises. The Executive Board should be in a position in certain appropriate cases to use the Company shares as consideration.

Thus, in addition to the existing possibility of utilizing the authorized capital, the Company should also have the flexibility to react swiftly and effectively to advantageous offers or to opportunities that present themselves for acquiring enterprises, parts of enterprises or interests in enterprises. The Company does business in the market for the development of system software, which is influenced primarily by US competition. On the US market, the acquisition of enterprises or holdings is frequently accomplished not by paying cash, but rather by exchanging shares. This type of transaction should also be available to the Company.

The option of reselling repurchased Company shares - which is the objective of this authorization - is intended to allow the Company to exploit these opportunities. In competing with other companies in the same industry, which also have the option of using shares as their "acquisition currency", this new flexibility serves to maintain and increase the competitiveness and size of the Company's own portfolio. In addition, the prospect of furnishing shares as consideration for the acquisition of enterprises or interests in enterprises can prove to be a more beneficial form of financing for the Company than the use of cash, since payments with shares protects liquidity, and are therefore in the shareholders' best interests.

The Company currently also has authorized capital available for the acquisition of enterprises, parts of enterprises or interests (§ 5 paragraph 5 of the Articles of Association). A new authorization with the same objective as the existing authorization is to be put to this General Shareholders' Meeting for resolution. Decisions concerning the nature of the share acquisition are made by the Executive Board with the Supervisory Board's consent. In this respect, the Executive Board and the Supervisory Board are guided solely by the interests of the shareholders and of the Company. The Executive Board will report to the General Shareholders' Meeting in each case.

- Moreover, paragraph d) (ii) of the authorization is intended to provide the Company with the option of using its own shares to service the pre-emptive rights under the Company's stock option plan. In this respect, § 71 (1) no. 8 AktG references the requirements under § 193 (2) no. 4 AktG. The existing Executive Board member and senior executive stock option plan (resolution on item 8.b of the General Shareholders' Meeting held on April 27, 2001) complies with these requirements. Thus, in addition to the possibility of issuing and delivering shares from the conditional capital account, which was created at the General Shareholders' Meeting on April 27, 2001, the Company's own shares may also be used as an alternative for purposes of servicing such stock option plan.

- Finally, paragraph d) (iii) of the authorization is intended to provide the Company with the possibility of using its own shares to service the pre-emptive rights of the holders of warrants or convertible bonds that are issued by the Company or by a direct or indirect wholly-owned subsidiary of the Company. Thus, instead of delivering shares from conditional capital, the Company's own shares may also be used as an alternative in order to service the pre-emptive rights under these bonds. The authorization covers all cases in which Company shares must be delivered pursuant to the option or bond terms and conditions, i.e., not only when option or conversion rights are exercised, but also when delivery is made in order to discharge option or conversion duties or when the Company exercises its election. In this event, the delivery of the Company's

own shares avoids diluting the shareholders' ownership interests, which would otherwise occur if a delivery were made from conditional capital, and is therefore also in the shareholders' interests. Decisions concerning the delivery of own shares or the use of the conditional capital are made by the Executive Board and the Supervisory Board, taking into account solely the interests of the Company and the shareholders at the relevant time. The Executive Board will report to the General Shareholders' Meeting in each case.

- In the event the own shares are sold by way of a public offering to all shareholders, paragraph e) of the authorization is also intended to afford the possibility of treating the holders of option and conversion rights as if their rights had already been exercised. The exclusion of pre-emptive rights in favor of the holders of previously issued option or conversion rights has the advantage of eliminating the necessity of having to reduce the option or conversion price for the previously issued option or conversion rights, thereby generally facilitating a higher positive cash flow. Here again, all cases in which Company shares could be delivered pursuant to the option or bond terms and conditions are covered; i.e., not only when shares are delivered to the holders of option or conversion rights, but also, if applicable, when shares are delivered to the beneficiaries of option or conversion duties or upon the Company exercising its election.

The Executive Board's report to the General Shareholders' Meeting, which has been prepared pursuant to § 71 (1) no. 8 sentence 5 in conjunction with § 186 (3) sentence 4 and (4) sentence 2 AktG and which is reproduced in full above, shall be made available for inspection in the Company's offices beginning on the date on which the General Shareholder's Meeting is called and will be available for inspection at the General Shareholders' Meeting itself. A copy of the report shall be provided to each shareholder upon request.

8. Amendment of paragraph 16 sentence 2 and paragraph 17 of the Articles of Association

The German Act governing Corporate Integrity and Modernization of the Right of Rescission (*Anfechtungsrecht*) (hereinafter "UMAG") has led, among other things, to a change in the statutory provisions governing the entitlement of shareholders to participate in general shareholders' meetings. At the heart of the new provisions is the abolition of the requirement that shareholders must deposit their shares prior to the meeting in order to be able to participate in the meeting. Since the UMAG entered into force, it is sufficient for the purpose of identifying the holders of bearer shares if the relevant custodian institution provides a confirmation of share ownership. This confirmation of share ownership must relate to a specific date, the so-called "record date". According to the new provisions, a company's articles of association may also provide that shareholders must register prior to the meeting. Furthermore, the UMAG contains special provisions concerning the calculation of notice periods, including the notice required for convening the general shareholders' meeting.

The provisions of the UMAG entered into force on November 1, 2005. The foundations are now laid for adapting the Articles of Association to the amended legislative framework.

In addition, section 2.3.4 of the German Corporate Governance Code contains the recommendation that steps should be taken to enable shareholders to follow the general shareholders' meeting via modern means of communication. This

recommendation is to be taken into account in the new provision to be inserted in the Articles of Association.

The Executive Board and Supervisory Board propose the following resolution:

a) Sentence 2 of paragraph 16 (1) of the Articles of Association, which governs the calling of General Shareholders' Meetings, will be amended as follows:

"The General Shareholders' Meeting will be called at least thirty days prior to the day set as the deadline for shareholders to register for the meeting."

b) A third paragraph will be added to the end of paragraph 16 of the Articles of Association:

"The Company may broadcast the General Shareholders' Meeting in picture and sound. The meeting may also be broadcast in a form that is fully accessible to the public. The method of broadcast must be announced in the notice of meeting."

c) The first three paragraphs of paragraph 17 of the Articles of Association, which govern shareholders' participation in the General Shareholders' Meeting, will be amended as follows:

"Shareholders who wish to participate in and vote at the General Shareholders' Meeting must register for the meeting. The Company must receive the registration form at the address specified in the notice of meeting by no later than the seventh day prior to the General Shareholders' Meeting.

Shareholders must also provide evidence of their entitlement to participate in and vote at the General Shareholders' Meeting. Sufficient for this purpose is a written confirmation of their share ownership (either in German or in English) from their custodian institution. The confirmation of share ownership must be current as of the commencement of the twenty-first day prior to the meeting and must be received by the Company at the address specified in the notice of meeting by no later than the seventh day prior to the meeting".

9. Amendment of paragraph 18 of the Articles of Association

The UMAG also effectively changes the provisions concerning the process at general shareholders' meetings. According to the amendments, the articles of association may authorize the chairperson of the meeting to place appropriate time restrictions on the shareholders' right to speak and ask questions. In order to create a basis for such measures in the Articles of Association, a resolution to amend the Articles of Association by adding this power of the meeting's chairperson should be adopted. This is intended to ensure that the General Shareholders' Meeting is duly and properly conducted and that the contributions and questions of all shareholders are reasonably taken into account.

The Executive Board and the Supervisory Board therefore propose the following resolution:

Paragraph 18 of the Articles of Association, which governs the chairing of General Shareholders' Meeting, will be amended by inserting the following new paragraph 3:

"The meeting's chairperson may place appropriate time restrictions on the shareholders' right to speak and ask questions and determine further particulars in this regard. Specifically, the meeting's chairperson is authorized to stipulate at the beginning of the General Shareholders' Meeting or during the course of the meeting a reasonable time limit on the duration of the entire General Shareholders' Meeting, on individual items on the agenda or on individual speakers."

10. Resolution governing Supervisory Board remuneration

The German Corporate Governance Code suggests in section 5.4.7 that any performance-based compensation to Supervisory Board members should also contain components linked to the long-term success of the enterprise. The Company currently does not have such a compensation arrangement.

The structure of Supervisory Board compensation as adopted by the General Shareholders' Meeting on April 29, 2003 shall remain unchanged, but shall be amended by adding a performance-based component linked to the long-term success of the enterprise.

The Executive Board and the Supervisory Board therefore propose the following resolution:

(1) The members of the Supervisory Board shall receive the following compensation in addition to the reimbursement of their expenses:

a) fixed annual compensation of € 25,000;

b) performance-based annual compensation, which is linked to the success of the Company and equals € 2,000 for each commenced percentage point

- by which the increase of the Software AG Group's revenue (net of any currency effects) compared to the previous year exceeds 5%, whereby, in this case, a percentage point will be deemed to have commenced once a fraction of the next percentage point has been attained.

The calculation of this performance-based compensation shall be based on the audited IFRS financial statements of Software AG Group for the respective fiscal year(s). In case of a subsequent change in any of these figures, the amended figure will apply. In the event that any change in the accounting rules results in an increase or decrease in the relevant figures, the figures relevant for calculating the compensation must be computed on the basis of the amended accounting rule in order to ensure comparability.

c) annual compensation, which is linked to the long-term success of the Company and equals € 200 for each commenced percentage point

- by which Software AG shares have outperformed the TecDAX 30 Index during the comparison period, whereby, in this case, a percentage point will be deemed to have commenced once a fraction of the next percentage point has been attained.

For purposes of determining the appreciated value of the Software AG shares, the three-year comparison of the XETRA closing prices will govern beginning in fiscal year 2008, and for purposes of determining the increase in the TecDAX 30 Index, a three-year comparison of the index will govern.
The calculation shall be based on a comparison between the average figures generated during the month of February of the year in which the compensation is due, and the average figures generated during the month of February three years earlier (e.g., February 2008 and February 2005).
For fiscal years 2006 and 2007, a transition period applies with the effect that for 2006 the average figures of February 2006 will be compared to February 2005; and for 2007, the average figures of February 2007 will be compared to February 2005.

(2) The chairman of the Supervisory Board shall receive twice and the deputy chairman 1.5 times the compensation defined in section (1) above.

(3) In addition to the above, the members of the Supervisory Board shall receive an attendance fee of € 1,500 for each meeting of a Supervisory Board committee, which they physically attend. The attendance fee is paid only once for two or more meetings of the same committee held on one day and only once for a meeting of a committee, which is held on two or more consecutive days. The attendance fee for the chairman of a committee equals € 2.500.

(4) Members of the Supervisory Board who have been members for only part of a fiscal year shall be compensated on a *pro rata* basis for each month of membership commenced.

(5) The compensation as defined in section (1) is due for payment one week after the Supervisory Board – or the General Shareholders' Meeting, as the case may be - has approved the financial statements for the fiscal year for which the compensation is owed. If a member of the Supervisory Board is subject to payment of VAT on the compensation and expense reimbursement, the Company agrees to reimburse the VAT.

(7) This provision will become effective as of January 1, 2006.

Requirements for participation in the General Shareholders' Meeting

With the entry into force of the Act governing Corporate Integrity and Modernization of the Right of Rescission on November 1, 2005, the requirements for shareholders to participate in and vote at general shareholders' meetings were amended. For the shareholders of our Company, there are now two equally valid options described below for proving your entitlement to participate in and vote at the General Shareholders' Meeting.

Depositing shares

Shareholders who deposit their shares by April 21, 2006 (00:00 hours) with the Company, a German notary, a central securities depository authorized to take receipt of the shares, or with Commerzbank AG, and who leave such shares with the

respective depository until the end of the General Shareholders' Meeting, are entitled to participate in and vote at the General Shareholders' Meeting.

The shares will also be deemed deposited with a depository described above if the shares are held in a blocked custody account with a financial institution with the consent and on behalf of the depository until the end of the General Shareholders' Meeting.
If the shares are deposited with a German notary or a central securities depository, then the confirmation to be issued by the notary or the central securities depository must be sent to the Company at the following address by no later than April 24, 2006:

Software AG
Investor Relations
Uhlandstr. 12
64297 Darmstadt / Germany
Facsimile: (06151)921933
Email: investor.relations@softwareag.com

In return for depositing their shares, shareholders will be issued with admission cards for the General Shareholders' Meeting.

Right to participate based on confirmation of share ownership

In addition, shareholders who send a special written confirmation of share ownership issued by their custodian institution to the Company at the following address are entitled to participate in and vote at the General Shareholders' Meeting:

Software Aktiengesellschaft
c/o Commerzbank AG
ZTB S 2.31
Hauptversammlung

60261 Frankfurt am Main / Germany

The confirmation of share ownership must be current as of the beginning of April 21, 2006 and be received by the Company by no later than May 5, 2006. After the Company's receipt of the confirmation of share ownership, shareholders will be issued with admission cards for the General Shareholders' Meeting.

Proxies

Voting rights may also be exercised by an authorized proxy, for example, a financial institution or a shareholders' association. We also offer our shareholders the option of having a proxy appointed by the Company to represent them when votes are taken. Proxies may exercise voting rights only in accordance with expressly issued instructions. Shareholders who wish to grant powers of attorney to the proxies appointed by the Company may request an admission card from the bank at which their securities account is kept. Such admission card includes the documentation concerning the grant of power of attorney and the instructions to be issued by the shareholder. The power of attorney shall be granted in writing by sending the shareholder's completed power of attorney to the Company, stating the shareholder's general instructions or his instructions in relation to the individual items on the agenda.

The Company must receive the power of attorney and the voting instructions by no later than May 9, 2006.

Broadcast of the General Shareholders' Meeting on the Internet

Any Software AG shareholders and interested members of the public may visit our website www.softwareag.de/InvestorRelations/
AnnualGeneralMeeting) and listen live to the speeches given by the chairmen of the Executive and Supervisory Boards on the day of the General Shareholders' Meeting starting at 10:00 am on May 12, 2006 .

Petitions and motions by shareholders under §§ 126 and 127 AktG

Counter-motions and motions concerning a particular item on the agenda may only be sent to the following address:

Software AG
Investor Relations
Uhlandstr. 12
64297 Darmstadt / Germany
Facsimile: (06151)921933
Email: investor.relations@softwareag.com

Counter-motions and motions by shareholders that are received at the above address within the prescribed time will, after verification that the applicant is in fact a shareholder, be made available without undue delay to the other shareholders on the Internet at www.softwareag.de/InvestorRelations/AnnualGeneralMeeting together with any comments by Company administration. Counter-motions and motions sent to a different address will not be considered.

This notice of the General Shareholders' Meeting was published in the electronic version of the Federal Law Gazette on March 16, 2006.

Darmstadt, March 2006

software ag

Executive Board

Translation from German into English: Only the German version is legally binding.

NOTICE OF THE GENERAL SHAREHOLDERS' MEETING OF SOFTWARE AKTIENGESELLSCHAFT, DARMSTADT

Securities Identification Code (WKN) 330400
ISIN DE 0003304002
Securities Identification Code A0MFYV
ISIN DE 000A0MFYV8

We hereby invite our shareholders to attend the
General Shareholders' Meeting
to be held on
Friday, May 11, 2007 at 10:00 am
in the Auditorium of Commerzbank AG, Grosse Gallusstr. 19,
in 60311 Frankfurt am Main, Germany

A g e n d a:

1. **Submission of the approved annual financial statements of Software AG per December 31, 2006, the management report, as well as the approved consolidated financial statements per December 31, 2006 and the Group management report and the report of the Supervisory Board**

   The aforementioned documents and the Executive Board's recommendation on the use of profits (see Item 2 below) are publicly available on the internet page of the company under http://www.softwareag.com/agm.

2. **Resolution on the use of the non-appropriated balance sheet profits**

   The Executive Board and the Supervisory Board recommend that the non-appropriated balance sheet profits for fiscal year 2006 be used as follows:

Payment of a dividend in the amount of € 0.90 per bearer share on the registered share capital entitled to dividends yields a distribution to the shareholders of	€ 25,301,443.50
Allocation into earnings reserves	€ 0.00
Profit carried forward	€ 51,778.551.95
Non-appropriated balance sheet profit	€ 77,079,995.45

3. **Resolution on ratifying the actions of the Executive Board members for fiscal year 2006**

   The Executive Board and Supervisory Board recommend ratifying the actions taken by the members of the Executive Board for fiscal year 2006, including the actions taken by the member who resigned in January of 2007, Christian Barrios Marchant.

4. **Resolution on ratifying the actions of the Supervisory Board members for fiscal year 2006**

The Executive Board and Supervisory Board recommend ratifying the actions taken by the members of the Supervisory Board for fiscal year 2006.

5. **Election to the Supervisory Board**

The Supervisory Board is constituted pursuant to §§ 96, 101 of the German Stock Corporation Act (*Aktiengesetz*) and § 4 of the One-Third Participation (Co-Determination) Act (*Drittelbeteiligungsgesetz*). In accordance with the Company's Articles and Memorandum of Association, the Supervisory Board consists of six members. Of the six members, four members must be elected by the General Shareholders' Meeting. The General Shareholders' Meeting is not bound by the recommended nominations.

The terms of office for Messrs Frank F. Beelitz and Karl Heinz Achinger, who have both been members of the Supervisory Board since 30 April 2002 and were elected by the General Shareholders' Meeting, will end upon the conclusion of this General Shareholders' Meeting.

The Supervisory Board recommends that the General Shareholders' Meeting elect the following persons to serve as two of its Supervisory Board members:

- Mr Frank F. Beelitz, independent investment banker residing in Bad Homburg, for an additional three-year term on the Supervisory Board; and

- Mr Alf Henryk Wulf, Dipl. Ing. (Technical University graduate in advanced engineering), member of the Executive Board of Alcatel-Lucent Deutschland AG responsible for sales and marketing, residing in Stuttgart.

Mr Beelitz also sits on the supervisory board of the following companies:

- member of the supervisory board of Syntec Capital AG, Munich,
- member of the supervisory board of Südwestbank AG, Stuttgart.

Mr Wulf does not sit on any other supervisory boards.

6. **Appointment of the annual financial statements auditor for fiscal year 2007**

The Supervisory Board recommends engaging the accounting firm of BDO Deutsche Warentreuhand Aktiengesellschaft, Frankfurt am Main, to serve as the annual accounts auditor for fiscal year 2007.

7. **Authorization to acquire the Company's own shares**

The Executive Board and the Supervisory Board propose that the following resolution be adopted:

a) The Company is authorized to purchase on or before 10 November 2008 Company shares having a *pro rata* interest in the registered share capital totaling EUR 8,531,934.

b) The Company shares may be purchased on the open stock market or through a public purchase offer directed to all shareholders of the Company.

If the shares are purchased on the open stock market, then the consideration for the purchase of a share (not including the incidental purchasing cost) may not exceed by more than 10 % or fall short by more than 10 % of the average listed price of the Company's shares - non-weighted average closing price of the shares as quoted in the Xetra trading system of the Frankfurt Stock Exchange or a comparable successor system - on the five trading days prior to the purchase or the obligation to purchase the shares. The day on which the business transaction is concluded will be deemed the date of purchase.

If the shares are purchased on the basis of a public offer, then the consideration for the purchase of a share (not including incidental purchasing costs) may not exceed by up to 20 % or fall below by up to 20 % of the average listed price of the Company's shares - non-weighted average closing price of the shares as quoted on the Xetra trading system of the Frankfurt Stock Exchange or a comparable successor system - on the fifth to ninth trading days prior to the publication of the offer.

c) The Executive Board is authorized to sell the acquired own shares on the stock exchange or to sell them in a manner which conforms to the precept that all shareholders be treated equally.

d) The Executive Board is also authorized, subject to the Supervisory Board's consent, to sell the acquired own shares subject to the exclusion of the shareholders' pre-emptive rights, if the shares are sold against cash payments at a price that is not significantly below the then-current listed stock market price for the Company's shares with the same rights and features. This authorization shall be limited to shares having a total *pro rated* interest in the registered share capital not exceeding in total EUR 8,531,934. This quantitative cap will be lowered by the *pro rata* interest of the registered share capital attributable to those shares that are issued during the term of this authorization in connection with a capital increase that excludes shareholder pre-emptive rights under § 186 (3) sentence 4 AktG. The quantitative cap will also be lowered by the *pro rata* interest in the registered share capital attributable to those shares that are issued to cover warrant-linked bonds or convertible bonds (containing an option or conversion right or an option or conversion duty), provided that the bonds are issued during the term of this authorization and shareholder pre-emptive rights are excluded under § 186 (3) sentence 4 AktG. The governing stock market price within the meaning of this paragraph will be the average listed price of the Company's shares - non-weighted average closing price of the shares as quoted in the Xetra trading system of the Frankfurt Stock Exchange or a comparable successor system - on the last five trading days prior to the sale. For purposes of determining the sale, the date on which the transaction enters into effect will govern.

e) The Executive Board is also authorized, subject to the Supervisory Board's consent, to take the following actions in relation to the acquired own shares while excluding the shareholders' pre-emptive rights:

(i) sell the shares to third parties, provided such sale takes place for the purpose of acquiring enterprises, parts of enterprises and/or interests in enterprises;

(ii) offer the shares to the Executive Board members and senior executives of the Company and affiliated companies for purchase as part of the Company's Executive Board member and senior executive stock option plans as approved by the General Shareholders' Meeting of April 27, 2001 (Item 8.b) on the agenda); to the extent shares are offered to members of the Executive Board under this program, this authorization will also apply to the Supervisory Board; or

(iii) in compliance with the terms of the bonds, deliver the shares to the holders of the warrants or convertible bonds that were issued by the Company or by a wholly-owned direct or indirect subsidiary of the Company.

f) Furthermore, in the event of a sale of the acquired own shares by way of offering to all shareholders, the Executive Board will be authorized, subject to the Supervisory Board's consent, to grant the holders of the warrants and convertible bonds that were issued by the Company or a wholly-owned direct or indirect subsidiary of the Company, a pre-emptive right on the shares equivalent to that which they would be entitled after exercising the option or conversion right or satisfying the option or conversion duty and to preclude the shareholders from exercising their pre-emptive rights to the extent required for this purpose.

g) Moreover, the Executive Board is authorized, without any additional resolution by the General Shareholders' Meeting, to redeem all or some of the acquired own shares, also in incremental steps.

h) The authorizations to purchase and use own shares may be exercised, either in whole or in part (in the latter case, more than once). The Company's own shares may be purchased for one or more of the aforementioned purposes.

i) The currently existing authorization to purchase own shares, which is based on the shareholders' resolution adopted on May 12, 2006 under Item 7 (Authorization to acquire own shares) and which expires on November 11, 2007, is hereby revoked.

Executive Board's report pursuant to § 71 (1) no. 8 sentence 5 in conjunction with § 186 (3) sentence 4 and (4) sentence 2 of the German Stock Corporation Act relating to item 7 on the agenda

By virtue of the proposed authorization, the Company will be placed in a position to acquire on or before November 10, 2008 its own shares up to an amount equivalent to 10% of the registered share capital as of the date of the General Shareholders' Meeting in order to realize, in the interests of the Company and its shareholders, the benefits associated with the

acquisition of a Company's own shares. By taking this step, the Company is availing itself of § 71 (1) no. 8 AktG and is replacing the authorization that was granted by the General Shareholders' Meeting in 2006.

The sale of own acquired shares shall be made on the stock market or in another appropriate manner and shall be carried out such that the shareholders are treated equally. Equal treatment (non-discrimination) among shareholders will be ensured, in particular, by making an offer to all shareholders to purchase shares. This procedure need not be observed in the following cases:

- In paragraph d), the proposed authorization first provides that the Executive Board, in accordance with § 186 (3) sentence 4 AktG, may sell the acquired own shares subject to the exclusion of shareholders' pre-emptive rights in a manner other than on the stock market or by way of an offer to all shareholders, if the own shares are sold against a cash payment and at a price that is not significantly below the governing stock market price. This authorization may be exercised only up to an amount equal to 10% of the registered share capital, including the use of any other authorizations to issue shares or warrant bonds/convertible bonds while excluding pre-emptive rights pursuant to § 186 (3) sentence 4 AktG. In compliance with § 186 (3) sentence 4 AktG, the shareholders' interest in avoiding a dilution of their share value is taken into account. Moreover, as a result of the fact that the placement price of the new shares is close to the stock market price, each shareholder will have an opportunity to acquire the shares necessary to maintain its percentage shareholding at virtually the same market conditions. Placement of the shares subject to the exclusion of pre-emptive rights in accordance with § 186 (3) sentence 4 AktG will permit the Company to take advantage of favorable market situations quickly and at very short notice and, by fixing the price in accordance with the market situation, to secure better financial conditions than if pre-emptive rights were granted.

- Pursuant to paragraph e) (i), the Executive Board should also be authorized, subject to the Supervisory Board's consent, to sell the acquired own shares to third parties while excluding the shareholders' pre-emptive rights, provided such action is taken for purposes of acquiring enterprises, parts of enterprises and/or interests in enterprises. This includes mergers with other enterprises, provided such mergers are consummated by issuing new shares in exchange for contributions in kind for purposes of acquiring enterprises, parts of enterprises or interests in enterprises. The Executive Board should be in a position in certain appropriate cases to use the Company shares as consideration. Thus, in addition to the existing possibility of utilizing the authorized capital, the Company should also have the flexibility to react swiftly and effectively to advantageous offers or to opportunities that present themselves for acquiring enterprises, parts of enterprises or interests in enterprises. The Company does business in the market for the development of system software, which is influenced primarily by US competition. On the US market, the acquisition of enterprises or holdings is frequently accomplished not by paying cash, but rather by exchanging shares. This type of transaction should also be available to the Company. The authorization is intended to allow the Company to exploit these opportunities. In competing with other companies in the same industry, which also have the option of using shares as their "acquisition currency", this new flexibility serves to maintain and increase the competitiveness and size of the Company's own portfolio. In addition, the prospect of furnishing shares as consideration for the acquisition of enterprises or interests in

enterprises can prove to be a more beneficial form of financing for the Company than the use of cash, since payments with shares protects liquidity, and are therefore in the shareholders' best interests. The Company currently also has authorized capital available for the acquisition of enterprises, parts of enterprises or interests (§ 5 paragraph 5 of the Articles of Association). Decisions concerning the nature of the share acquisition are made by the Executive Board with the Supervisory Board's consent. In this respect, the Executive Board and the Supervisory Board are guided solely by the interests of the shareholders and of the Company. The Executive Board will report to the General Shareholders' Meeting in each case.

- Moreover, paragraph e) (ii) of the authorization is intended to provide the Company with the option of using its own shares to service the pre-emptive rights under the Company's stock option plan. In this respect, § 71 (1) no. 8 AktG references the requirements under § 193 (2) no. 4 AktG. The existing Executive Board member and senior executive stock option plan (resolution on item 8.b of the General Shareholders' Meeting held on April 27, 2001) complies with these requirements. Thus, in addition to the possibility of issuing and delivering shares from the conditional capital account, which was created at the General Shareholders' Meeting on April 27, 2001, the Company's own shares may also be used as an alternative for purposes of servicing such stock option plan.

- Furthermore, paragraph e) (iii) of the authorization is intended to provide the Company with the possibility of using its own shares to service the pre-emptive rights of the holders of warrants or convertible bonds that are issued by the Company or by a direct or indirect wholly-owned subsidiary of the Company. Thus, instead of delivering shares from conditional capital, the Company's own shares may also be used as an alternative in order to service the pre-emptive rights under these bonds. The authorization covers all cases in which Company shares must be delivered pursuant to the option or bond terms and conditions, i.e., not only when option or conversion rights are exercised, but also when delivery is made in order to discharge option or conversion duties or when the Company exercises its election. In this event, the delivery of the Company's own shares avoids diluting the shareholders' ownership interests, which would otherwise occur if a delivery were made from conditional capital, and is therefore also in the shareholders' interests. Decisions concerning the delivery of own shares or the use of the conditional capital are made by the Executive Board and the Supervisory Board, taking into account solely the interests of the Company and the shareholders at the relevant time. To the extent own shares are intended for delivery to members of the Executive Board, the decision shall be taken by the Supervisory Board alone. The Executive Board shall report to the General Shareholders' Meeting in each case.

- In the event the own shares are sold by way of a public offering to all shareholders, paragraph f) of the authorization is also intended to afford the possibility of treating the holders of option and conversion rights as if their rights had already been exercised. The exclusion of pre-emptive rights in favor of the holders of previously issued option or conversion rights has the advantage of eliminating the necessity of having to reduce the option or conversion price for the previously issued option or conversion rights, thereby generally facilitating a higher positive cash flow. Here again, all cases in which Company shares could be delivered pursuant to the option or bond terms and conditions are covered; i.e., not only when shares are delivered to the

holders of option or conversion rights, but also, if applicable, when shares are delivered to the beneficiaries of option or conversion duties or upon the Company exercising its election.

The Executive Board's report to the General Shareholders' Meeting, which has been prepared pursuant to § 71 (1) no. 8 sentence 5 in conjunction with § 186 (3) sentence 4 and (4) sentence 2 AktG and which is reproduced in full above, shall be made available for inspection in the Company's offices beginning on the date on which the General Shareholder's Meeting is called and will be available for inspection at the General Shareholders' Meeting itself. A copy of the report shall be provided to each shareholder upon request.

8. Consent to electronic transmission of information

Section 30b of the German Securities Trading Act (*Wertpapierhandelsgesetz* or WpHG) entered into effect on January 20, 2007 and provides the possibility of transmitting information electronically to shareholders. One of the preconditions, however, is that the General Shareholders' Meeting must approve this form of communication.

The Executive Board and Supervisory Board recommend approving the communication of information to shareholders using data transmission in accordance with § 30b (3) 3 WpHG.

Requirements for participation in the General Shareholders' Meeting

Shareholders who register for the General Shareholders' Meeting and send a special written confirmation of share ownership issued by their custodian institution to the Company at the following address are entitled to participate in and vote at the General Shareholders' Meeting:

Software Aktiengesellschaft
c/o Commerzbank AG
ZTB M 3.2.4
General Meetings/Proxy Voting
60261 Frankfurt am Main

The confirmation of share ownership must be current as of the beginning of April 20, 2007 and be received by the Company by no later than May 04, 2007. After the Company's receipt of the confirmation of share ownership, shareholders will be issued admission cards for the General Shareholders' Meeting.

Proxies

a) Voting rights may also be exercised by an authorized proxy, for example, a financial institution or a shareholders' association.

b) We also offer our shareholders the option of having a proxy appointed by the Company to represent them when votes are taken. In this case, the following applies: Proxies must exercise voting rights only in accordance with expressly issued instructions. Shareholders who wish to grant powers of attorney to the proxies appointed by the Company may request an admission card from the bank at which their securities

account is kept. Such admission card includes the documentation concerning the grant of power of attorney and the instructions to be issued by the shareholder. The power of attorney shall be granted in writing by sending the shareholder's completed power of attorney to the Company, stating the shareholder's general instructions or his instructions in relation to the individual items on the agenda. The Company must receive the power of attorney and the voting instructions by no later than May 04, 2007.

Broadcast of the General Shareholders' Meeting on the Internet

Any Software AG shareholders and interested members of the public may visit our website http://www.softwareag.com/agm and listen live to the speeches given by the CEO, the CFO and the Chairman of the Supervisory Board on the day of the General Shareholders' Meeting starting at 10:00 am on May 11, 2007.

Petitions and motions by shareholders under §§ 126 and 127 AktG

Counter-motions and motions concerning a particular item on the agenda must be sent to the following address only.

Software AG
Investor Relations
Uhlandstr. 12
64297 Darmstadt
Telefax: (06151)9234 1231
E-Mail: HV2007@softwareag.com

Shareholder resolution proposals and counter-motions, which must be made available in accordance with the German Stock Corporation Act and must be received by the Company in the manner described above no later than two weeks prior to the day of the General Shareholders' Meeting, will be published online at http://www.softwareag.com/agm after verification that the person making the proposal or counter-motion is in fact a shareholder.

Additional Information under Section 30b (1) No. 1 WpHG:

As of March 30, 2007, the number of registered shares and voting rights is 28.439.782.

This notice of the General Shareholders' Meeting was published in the electronic version of the Federal Law Gazette on March 30, 2007.

Darmstadt, March 2007
Software AG

The Executive Board

DEVELOPMENT OF SHARE CAPITAL

Commercial Register	Event	Change in number of shares	Shares number
22.03.1999	Conversion to EURO		23,090,000
22.04.1999	exercise of authorized share capital (IPO 26.04.1999)	+3,000,000	26,090,000
31.01.2001	exercise of conditional share capital (stock options for management)	+307,228	26,397,228
05.06.2001	exercise of conditional share capital and recapitalization (stock options for management)	+58,658	26,455,886
29.01.2002	exercise of conditional share capital (stock options for management)	+96,410	26,552,296
09.08.2001	exercise of authorized share capital (stock options for employees)	+ 551,037	27,103,333
29.01.2002	exercise of conditional share capital (stock options for management)	+92,370	27,195,703
09.11.2001	exercise of authorized share capital (stock options for employees)	+ 12,927	27,208,630
29.1.2002	exercise of conditional share capital (stock options for management)	+ 52,853	27,261,483
27.1.2003	exercise of conditional share capital (stock options for management)	+ 5,269	27,266,752
01.9.2005	exercise of authorized share capital (stock options for employees)	+ 475,931	27,742,683
11.11.2005	exercise of conditional share capital (stock options for management)	+ 190,674	27,933,357
07.12.2005	exercise of authorized share capital (stock options for employees)	+ 96,230	28,029,587
23.12.2005	exercise of conditional share capital	+ 6,422	28,036,009

	(stock options for management)		
05.07.2006	exercise of conditional share capital (stock options for management)	+ 11,250	28,047,259
05.07.2006	exercise of authorized share capital (stock options for employees)	+ 65,456	28,112,715
12.03.2007	exercise of conditional share capital (stock options for management)	+ 327,067	28,439,782

as of March 12, 2007

Software AG
THE XML COMPANY

Annual Document according to § 10 WpPG

According to the German Securities Prospectus Act (WpPG) we publish every year a comprehensive document of previous year's reportings (a so called "Annual Document").

Below you will find the Annual Document of Software AG according to § 10 WpPG for 2005. It is divided into the following categories:

- Ad hoc announcements
- Directors' Dealings
- Changes of proportions of voting rights
- Company reports, Annual General Meeting and dividend.

Any document published by Software AG is available as download under the appropriate link on the website. On request, Software AG will provide the document in hardcopy.

Darmstadt, March 3rd, 2006

Contact:
Investor Relations
Uhlandstraße 12
64347 Darmstadt, Germany
Phone: +49 (0) 6151 / 92 1899
Fax: +49 (0) 6151 / 92 1933
eMail: investor.relations@softwareag.com

Ad hoc Disclosure according to § 15 WpHG:

Date	Announcement	Available
April 12, 2005	Software AG to report growth in revenue and profit for Q1 2005	http://www.softwareag.com Rubric: Investor Relations / Financial Reports and Presentations / Ad-hoc Releases
March 01, 2005	Fujitsu and Software AG Announce a Strategic Alliance to Deliver a Joint Integration Offering for Service Oriented Architecture	http://www.softwareag.com Rubric: Investor Relations / Financial Reports and Presentations / Ad-hoc Releases
January 28, 2005	Software AG announces a dividend payment	http://www.softwareag.com Rubric: Investor Relations / Financial Reports and Presentations / Ad-hoc Releases
January 07, 2005	Software AG to acquire integration technology company Sabratec Ltd.	http://www.softwareag.com Rubric: Investor Relations / Financial Reports and Presentations / Ad-hoc Releases

Notification about Director's Dealings under section 15a of the WpHG:

Date	Announcement	Available
November 28, 2005	Purchase of shares by Karl-Heinz Streibich, CEO	http://www.softwareag.com Rubric: Investor Relations / Corporate Governance / Director's Dealings

Changes of proportions of voting rights according to § 25 Abs. 1 WpHG:

Date	Announcement	Available
July 29, 2005	The proportion of voting rights of Deka Investment GmbH changed to over 5 percent	Börsen-Zeitung No. 169 as of September 02, 2005
July 18, 2005	The proportion of voting rights of Classic Fund Management Aktiengesellschaft changed to under 5 percent	Börsen-Zeitung No. 139 as of July 22, 2005
February 11, 2005	The proportion of voting rights of Deutscher Investment-Trust Gesellschaft für Wertpapieranlagen mbH changed to under 5 percent	Börsen-Zeitung No. 35 as of February 19, 2005
December 21, 2004	The proportion of voting rights of DIT Deutscher Investment-Trust Gesellschaft für Wertpapieranlagen mbH changed to over 5 percent	Börsen-Zeitung No. 2 as of January 05, 2005

Company Reports, Annual General Meeting, Dividend:

Date	Announcement	Available
November 14, 2005	9-Months Report 2005	http://www.softwareag.com Rubric: Investor Relations / Financial Reports and Presentations / Quarterly Reports
August 12, 2005	6-Months Report 2005	http://www.softwareag.com Rubric: Investor Relations / Financial Reports and Presentations / Quarterly Reports
May 31, 2005	3-Months Report 2005	http://www.softwareag.com Rubric: Investor Relations / Financial Reports and Presentations / Quarterly Reports
May 17, 2005	Dividend Announcement	Börsen-Zeitung No. 92 as of May 17, 2005
May 13, 2005	Voting Results of Annual Shareholders' Meeting	http://www.softwareag.com Rubric: Investor Relations / Annual General Meeting

March 30, 2005	Annual Report 2004	http://www.softwareag.com Rubric: Investor Relations / Financial Reports and Presentations / Annual Reports
March 29, 2005	Invitation to Annual Shareholders' Meeting	Elektronischer Bundesanzeiger as of March 29, 2005

Annual Document according to § 10 WpPG

According to the German Securities Prospectus Act (WpPG) we publish every year a comprehensive document of previous year's reportings (a so called "Annual Document").

Below you will find the Annual Document of Software AG according to § 10 WpPG for 2006. It is divided into the following categories:

- Ad hoc announcements
- Directors' Dealings
- Changes of share of voting rights
- Company reports, Annual General Meeting and dividend

Any document published by Software AG is available as download under the appropriate link on the website. On request, Software AG will provide the document in hardcopy.

Darmstadt, March 26, 2007

Contact:
Investor Relations
Uhlandstraße 12
64347 Darmstadt, Germany
Phone: +49 (0) 6151 / 92 1899
Fax: +49 (0) 6151 / 92 1933
eMail: investor.relations@softwareag.com

Ad hoc Disclosure according to § 15 WpHG:

No ad hoc disclosures in fiscal 2006.

Notification about Directors' Dealings under section § 15a of the WpHG:

No directors' dealings in fiscal 2006.

Changes of share of voting rights according to § 25 Abs. 1 WpHG:

Date	Announcement	Available
November 01, 2006	The proportion of voting rights of Deka Investment GmbH changed to under 5 percent	Börsen-Zeitung No. 214 as of November 07, 2006
February 24, 2006	The proportion of voting rights of J.P. Morgan Chase & Co. changed to under 5 percent	Börsen-Zeitung No. 42 as of March 01, 2006
February 15, 2006	The proportion of voting rights of J.P. Morgan Chase & Co. changed to over 5 percent	Börsen-Zeitung No. 39 as of February 24, 2006

software AG

Company Reports, Annual General Meeting, Dividend:

Date	Announcement	Available
November 14, 2006	9-Months Report 2006	http://www.softwareag.com Rubric: Investor Relations / Financial Reports and Presentations / Quarterly Reports
August 09, 2006	6-Months Report 2006	http://www.softwareag.com Rubric: Investor Relations / Financial Reports and Presentations / Quarterly Reports
May 15, 2006	3-Months Report 2006	http://www.softwareag.com Rubric: Investor Relations / Financial Reports and Presentations / Quarterly Reports

May 15, 2006	Dividend Announcement	Financial Times Deutschland No. C5093, 93/20, as of May 15, 2006
May 12, 2006	Voting Results of Annual Shareholders' Meeting	http://www.softwareag.com Rubric: Investor Relations / Annual General Meeting
March 03, 2006	Annual Report 2005	http://www.softwareag.com Rubric: Investor Relations / Financial Reports and Presentations / Annual Reports
March 16, 2006	Invitation to Annual Shareholders' Meeting	Elektronischer Bundesanzeiger as of March 16, 2006

See pg 5 of the Annual Report 2006 (Tab 3)

FINANCIAL CALENDAR

The group's "quiet period," during which investor-relations activities are limited, commences from the close of trading on the 21st day of the third month of the fiscal quarter for which the earnings are to be released until the quarterly earnings are publicly available.

2008

January 23	Q4/FY 2007 financial figures (IFRS, undaudited)

2007

October 26	Q3 2007 financial figures (IFRS, unaudited)
September 27	German Mid Cap Investment Conference, Dresdner Kleinwort, New York, USA
September 26	Unicredit/HVB Conference, Munich, Germany
September 13	UBS Conference, New York, USA - CEO
July 24	Q2/H1 2007 financial figures (IFRS, unaudited)
June 27	WestLB Conference, Zurich, Switzerland
June 21	Deutsche Bank Conference, Frankfurt, Germany - CEO
June 12	Mid Cap Forum, New York, USA - Mark Edwards
June 12	Mid Cap Conference, Cheuvreux, London, UK - CFO
June 5	TMT Conference, Merrill Lynch, London, UK - CFO

May 21-25	Roadshow East Coast / Canada - CEO
May 15	Roadshow Zurich, Switzerland - CFO
May 14	Small/Mid Cap Conference, London, UK - CFO
May 11	Annual General Shareholders' Meeting, Frankfurt, Germany
May 3	Roadshow London, UK - CFO
April 25	Roadshow Frankfurt, Germany - CFO
April 24	Q1 2007 financial figures (IFRS, unaudited)
March 22	Pan-European Small and Mid Cap Conference, London, UK - CFO
March 19	CEBIT Mid Cap Day, West LB Hanover, Germany - Dr. Peter Kürpick
March 8	Chevreux Conference, Paris, France - CFO
March 7	Roadshow Milano, Italy - CFO
February 28	Roadshow Cologne/Dusseldorf, Germany - IR
February 27	Roadshow Munich, Germany - IR
February 13	Mid/Small Cap Day, KBC Peel Hunt Paris, France - IR
February 06-09	Roadshow New York/Boston, USA - CFO
January 25	Roadshow London, UK - CFO
January 24	Roadshow Frankfurt, Germany - CFO
January 23	Q4/FY 2006 financial figures (IFRS, undaudited) Analyst Conference, Frankfurt, Germany View the Audio Webcast here
January 15	6th German Corporate Conference, CA Cheuvreux, Frankfurt, Germany - CFO

See pg 103 of the Annual Report 2005 and page 111 of the Annual Report 2006 (Tab 3)

See pg 103 of the Annual Report 2005 and page 111 of the Annual Report 2006 (Tab 3)

Declaration of Compliance

As in previous years, in 2005 Software AG took additional steps to continue implementing the standards for good, responsible corporate governance, extending them and ensuring that they are respected throughout the company.
Due to new European and German regulations, we implemented additional organizational measures to facilitate adherence to and monitoring of responsible conduct.
Even before the European Market Abuse Directive became binding national law (Investor Protection Act), we began our preparations for the entire Group: Firstly, we established which employees all over the world have access to insider information of relevance to the capital markets. These employees were informed of the requirements for responsible handling of insider information and the relevant legal provisions. In addition, the management staff was familiarized with the provisions of the Investment Protection Act as part of a continuing education program and urged to inform employees of the particular significance of insider information as part of the day-to-day business. Employees, management staff and service providers were included in a new registry of persons with access to insider information to the extent required by the Investor Protection Act.

Declaration of the Executive Board and the Supervisory Board of Software AG (Darmstadt, Germany) pursuant to Section 161 of the German Stock Corporation Act (AktG)

The Executive Board and Supervisory Board hereby declare that Software AG has complied with the recommendations of the German Corporate Governance Code as amended on May 21,2003 and with the updated German Corporate Governance Code as amended on June 2, 2005 with the following exceptions: The report on corporate governance will not be published until March 2006 at the earliest as part of the annual report, and previous declarations of compliance will be available on the company website only after its redesign in February 2006.

The Executive Board and the Supervisory Board will in the future continue to comply with the Code as amended on June 2, 2005.

Darmstadt, Germany, February 23, 2006

Management Board
of Software AG

Supervisory Board
of Software AG

software AG

PRESS RELEASE

Software AG Enhances ApplinX Legacy Modernization Tool

Version 5.1 of ApplinX further supports SOA by letting users create Web services from legacy terminal screens and then register those services in a UDDI registry

Damstadt, Germany. 21/08/2006

Software AG today announced enhancements to ApplinX, a software tool that extends valuable legacy systems to the Web and to a Service-Oriented Architecture (SOA). Software AG's ApplinX version 5.1 has been upgraded to enable faster and easier creation of Web-based applications and Web services based on legacy applications on Mainframe and iSeries platforms. Specific upgrades to ApplinX version 5.1 include "no-coding-required" Web screen creation, the ability to invoke external Web services and the ability to register Web services in any UDDI compliant registry.

ApplinX lets users combine multiple screens into a single Web page, and automatically generates Web components and Web services based upon XML, SOAP and WSDL standards. These components and services are compatible with Java and .NET environments, and can be readily incorporated into an SOA. New capabilities supported by ApplinX version 5.1 include:

UDDI registration of Web services - the ability to publish a Web service in any UDDI registry, including Software AG's recently announced CentraSite registry and repository. CentraSite includes a UDDI v3.0 compliant registry.

Web screen creation without coding - An intelligent transformation function that recognizes repeating patterns across (potentially) thousands of green screen interfaces and automatically transforms them into modern Web interfaces.

Invoking external Web services - the ability to bring an externally-created Web service into new applications based on the "flow" of procedures that ApplinX creates by combining multiple terminal screens.

"ApplinX provides the simplest and most convenient way to create powerful Web services from a legacy system, which can then be used in a Service-Oriented Architecture," said Joe Gentry, vice president of Enterprise Transaction Systems for Software AG. "Once they experience how quickly and easily they can personally create these Web services, without having to learn Java, HTML, .NET or legacy code, our customers realize the potential to deliver rapid results to their business users while planning for a long-term SOA strategy."

Software AG customers currently using ApplinX to create Web components and Web services include:

Tulsa County Government, in the United States, improved access to county property records and legal documents and saved an estimated US$300,000 by choosing to modernize instead of replace the legacy system;

WienIT, a wholly-owned subsidiary of the Public Utilities Holding Company for the city of Vienna, Web-enabled their COBOL-based personnel administration system across 425 different locations (1,250 users).

Rudolf Muehlberger, Personnel Systems Manager for WienIT said, "ApplinX opened up a very economical option for us — to continue to take advantage of our personnel information system's time-tested and valued functionalities while simultaneously fulfilling end user demands for ease of use."

Product Availability
Software AG's ApplinX version 5.1 is shipping now, and is priced with a flexible usage model that scales as customer implementations scale. Additional enhancements to ApplinX version 5.1 include improved installation and "flow" procedures, as well as general availability of Natural Data Upload / Download and BS2000 Telnet interface capabilities. Click here for more information about ApplinX.

About Software AG
Headquartered in Darmstadt, Germany, Software AG provides a full range of products and services to deliver a service-oriented architecture (SOA) IT infrastructure, based on over thirty-five years experience in high-performance databases, application development tools and integration technologies. Its technology offers process driven integration through legacy modernization and SOA based integration. Software AG helps its customers to achieve a competitive advantage through flexible and adaptive business processes based on fast and easy integration of existing IT assets. It supports the mission-critical systems of over 3,000 customers globally. Software AG is represented in around 70 countries with more than 2,700 employees. It is listed on the Frankfurt Stock Exchange (TecDAX, ISIN DE 0003304002 / SOW). In 2005 Software AG posted €438 million in total revenue.

Contact:
Software AG
Paul Hughes
Director Media Relations

Uhlandstrasse 12
64297 Darmstadt
Germany
Tel: +49 6151 92-1787
Fax: +49 6151 92-1621
press@softwareag.com
http://www.softwareag.com

software AG

PRESS RELEASE

Software AG back at CeBIT with SOA-World

- SOA-World : The innovative future of business driven IT
- SOA-Community: Products and solutions for business and IT
- Real-life presentation of the service oriented architecture (SOA) experience
- Software AG is the exclusive top sponsor of SOA-World at CeBIT

Darmstadt, 22/09/2006

Software AG, Europe's largest supplier of system software and services for data integration and management, will return to CeBIT next year as a full exhibitor. At their 500 square meters stand in Hall 4, Software AG will present an extensive range of products and services for implementing a service orientated architecture (SOA) IT-infrastructure. With SOA, a company's IT infrastructures can be flexibly and easily adjusted to support continuously changing business processes, allowing fast and cost effective entry to new markets.

„We are particulrly delighted to once again welcome Software AG as a prominent exhibitor to CeBIT. With Software AG we have a global market leader on board, whose solutions are shaping the IT market of tomorrow", said Ernst Raue, Member of the Board at Deutschen Messe AG.

Software AG is an exclusive top sponsor of SOA-World in Hall 4. SOA-World will include an SOA Congress-forum as well as an exhibition by leading providers of service orientated architecture products and services. Visitors will see the latest practices in integrating existing IT systems within an SOA infrastructure, protecting IT investments, and how SOA based IT landscapes can be efficiently managed and governed.

"We are delighted to be at the world's largest IT exhibition once again. With both current and upcoming market trends on display, CeBIT is an ideal platform to present our SOA solutions to an international business audience. And, to meet the right partners in implementing SOA on a global basis", said Regina Mehler, Vice President Corporate Marketing Strategy at Software AG.

Software AG, headquartered in Darmstadt, Germany, provides a full range of products and services to deliver a service-oriented architecture (SOA) IT infrastructure, based on over thirty-five years experience in high-performance databases, application development tools and integration technologies. Its technology offers process driven integration through legacy modernization and SOA based integration. Software AG helps its customers to achieve a competitive advantage through flexible and adaptive business processes based on fast and easy integration of existing IT assets. It supports the mission-critical systems of over 3,000 customers globally. Software AG is represented in around 70 countries with more than 2,700 employees. It is listed on the Frankfurt Stock Exchange (TecDAX, ISIN DE 0003304002 / SOW). In 2005 Software AG posted €438 million in total revenue.

Contact:
Software AG
Paul Hughes
Director Media Relations
Uhlandstrasse 12
64297 Darmstadt
Germany
Tel: +49 6151 92-1787
Fax: +49 6151 92-1621
press@softwareag.com
http://www.softwareag.com

software AG

PRESS RELEASE

Software AG Announces crossvision Legacy Modernization

The most extensive product and methodology portfolio available to help customers retain and extend the value of their investments in core enterprise systems

Darmstadt, 09/10/2006

Software AG today announced the availability of crossvision Legacy Modernization, the most extensive portfolio of products and methodologies available to help organizations retain and extend the value of their investments in core enterprise systems. Founded on Software AG's 37 years of experience in mission-critical data management, crossvision Legacy Modernization enables customers to transform their legacy systems into modern and flexible business applications and processes. Using crossvision Legacy Modernization, companies are better able to align valuable enterprise systems with IT strategies and business requirements.

The announcement was made at the Gartner Symposium/ITxpo in Orlando, Florida.

"With the introduction of crossvision Legacy Modernization, Software AG further reinforces its position as the world's largest independent provider of products and services that help organizations bring their legacy systems into the future," said Dr. Peter Kuerpick, Member of the Board, Software AG and responsible for the development of crossvision. "This new portfolio, which is a vital part of our crossvision SOA suite, enables companies to incorporate their legacy assets that are central to market leadership into an SOA."

Unlike alternative approaches, which do not make full use of current investments and may include costly and risky replacement strategies, crossvision Legacy Modernization offers a low-risk, step-by-step modernization pattern that can be tailored to meet an organization's needs.

The crossvision Legacy Modernization portfolio supports the Five Disciplines of Modernization:

Application Understanding and Optimization - includes application portfolio analysis, inventory and documentation, assessment of interdependencies and impacts and code optimization

Web Enablement - includes transformation of character-based screens into Web pages, generation of Java or .NET objects from legacy functionality, creation of AJAX-based Rich Internet Applications built on legacy data and logic and integration of legacy systems with portals such as SAP NetWeaver iView® or Microsoft SharePoint Portal Server®

SOA Enablement - includes exposing legacy screen views, programs and transactions as Web services, invoking external Web services from legacy environments, management and governance of multiple Web services and building composed legacy services and AJAX-based Rich Internet Applications

Application and Data Integration - includes point-to-point integration between applications, direct integration of legacy applications with SAP R/3 and SAP NetWeaver XI and data integration such as SQL access to non-SQL databases

Platform Optimization - includes pre-migration analysis, moving current applications to new platforms, conversion of COBOL or PL/1 to Natural and the integration of migrated applications with existing or new applications

"Software AG's crossvision Legacy Modernization lets companies focus on the objectives they want to achieve rather than the confinements imposed by their particular mix of old and new systems," said Guido Falkenberg, director of Legacy Modernization for Software AG. "Now the conversation can change from one about limits to one about opportunities."

"When considering a substantial modernization effort, I need to demonstrate significant incremental benefits, leading to long-term results, to justify a decision to preserve and not replace existing business systems," said Sue McGuire, Information Services Manger, American Community Mutual Insurance Company. "Software AG's crossvision Legacy Modernization provides both the tools and methodologies to achieve the expected outcomes such as cost reduction, productivity enhancements and a visibly improved end-user experience."

Software AG's crossvision Legacy Modernization portfolio is built around the company's crossvision Legacy Integrator, crossvision Service Orchestrator, crossvision Application Composer and the CentraSite SOA registry/repository. Pricing is based upon the combination of products and methodologies required, and a wide range of platforms and standards are supported. The product is shipping now. For more information about crossvision Legacy Modernization please click here.

Software AG, headquartered in Darmstadt, Germany, provides a full range of products and services to deliver a service-oriented architecture (SOA) IT infrastructure, based on over thirty-five years experience in high-performance databases, application development tools and integration technologies. Its technology offers process driven integration through legacy modernization and SOA based integration. Software AG helps its customers to achieve a competitive advantage through flexible and adaptive

business processes based on fast and easy integration of existing IT assets. It supports the mission-critical systems of over 3,000 customers globally. Software AG is represented in around 70 countries with more than 2,700 employees. It is listed on the Frankfurt Stock Exchange (TecDAX, ISIN DE 0003304002 / SOW). In 2005 Software AG posted €438 million in total revenue.

Contact:
Software AG
Paul Hughes
Director Media Relations
Uhlandstrasse 12
64297 Darmstadt
Germany
Tel: +49 6151 92-1787
Fax: +49 6151 92-1621
press@softwareag.com
http://www.softwareag.com

software AG

PRESS RELEASE

Software AG releases Natural for Eclipse

The new Eclipse development environment allows for the development and deployment of Natural and Java Business applications from a common platform

Darmstadt, 17/10/2006

Software AG today announced the availability of Natural for Eclipse, a full Eclipse based environment for Natural 2006 application development. The development and deployment of Natural and Java business applications from a common development platform will ease the creation of SOA-ready, mission-critical enterprise applications for both mainframe and open systems. Software AG has partnered with innoWake, based in Ulm, Germany, to provide technology for Natural for Eclipse.

With Natural for Eclipse, customers can extend and integrate their enterprise systems with the latest modern technology infrastructures, such as a Service-Oriented Architecture (SOA), while maintaining the highest levels of performance and reliability.

The product is the latest addition to the Natural Productivity Package which improves application developer productivity and helps customers reduce time and costs for application development and maintenance. In the Natural Productivity Package Professional Edition, Natural for Eclipse provides an open source based development environment for Natural applications deployed on Mainframe, Unix, Linux or Windows platforms. In the Enterprise Edition, Natural for Eclipse enables Java and Natural developers to collaborate on the development of Service-oriented applications and AJAX-based rich internet applications.

Software AG's partner innoWake is an experienced provider of Java and web-based development tools using open source environments like Eclipse.

Joseph Gentry, vice president of Enterprise Transaction Systems for Software AG said, "Natural for Eclipse is an enterprise-class product that allows our customers to make use of the latest development tools and approaches while protecting and extending the investments they have made in applications and skills."

Software AG's Natural for Eclipse is currently available on the Windows and Linux platforms and can deploy onto mainframes, Unix, Linux and Windows.

Software AG, headquartered in Darmstadt, Germany, provides a full range of products and services to deliver a service-oriented architecture (SOA) IT infrastructure, based on over thirty-five years experience in high-performance databases, application development tools and integration technologies. Its technology offers process driven integration through legacy modernization and SOA based integration. Software AG helps its customers to achieve a competitive advantage through flexible and adaptive business processes based on fast and easy integration of existing IT assets. It supports the mission-critical systems of over 3,000 customers globally. Software AG is represented in around 70 countries with more than 2,700 employees. It is listed on the Frankfurt Stock Exchange (TecDAX, ISIN DE 0003304002 / SOW). In 2005 Software AG posted €438 million in total revenue.

---

innoWake of Ulm, Germany, founded in 2000, specializes in integrating old and new IT worlds and has become a reliable partner for software modernization. Combining knowledge in both modern programming languages (e.g. Java) and the Natural environment enables synergies that improve modemizing applications and application development lastingly. SOA, MDA, integration and migration are core competences. Custom modernization scenarios, a focus on knowledge transfer and efficient use of tools guarantee optimal value for customers in Germany, Austria, Switzerland and the USA. More information at http://www.innowake.com

Contact:
Software AG
Paul Hughes
Director Media Relations
Uhlandstrasse 12
64297 Darmstadt
Germany
Tel: +49 6151 92-1787
Fax: +49 6151 92-1621
press@softwareag.com
http://www.softwareag.com

software AG

PRESS RELEASE

Scandinavian Airlines chooses Software AG's CentraSite

Scandinavian Airlines will use Software AG's CentraSite SOA Registry/Repository to enhance governance of enterprise technology

Darmstadt, Germany, 20/10/2006

Software AG today announced that Scandinavian Airlines has chosen Software AG's CentraSite™ SOA Registry/ Repository to support their technology management and governance initiatives. CentraSite will work in concert with diverse enterprise technologies to help Scandinavian Airlines achieve its strategic goals of cost savings and increased competitiveness.

Scandinavian Airlines will use CentraSite to manage and govern IT elements such as Web services, policies, models and metadata in the context of a Service-Oriented Architecture (SOA). "In the extremely competitive global transportation industry, the adoption of innovative technologies such as Software AG's CentraSite will, through better control and reusability, enable us to more quickly align ourselves with changing market dynamics and thereby provide the highest level of service to our customers," says Magnus Clarving, Manager Corporate - and Agent systems, SAS Airline IT.

Because it is based on widely accepted industry standards, CentraSite is able to bring together products and solutions from both small and large technology vendors - as well as "home-grown" applications - under a single management and governance umbrella. This inclusive approach is further supported by the CentraSite Community, which encompasses a diverse group of enterprise technology providers whose solutions are pre-integrated with CentraSite.

"As enterprise environments grow more heterogeneous - especially through market consolidations - the need for management and governance becomes increasingly pronounced," said Dr. Peter Kuerpick, Member of the Board, Software AG and responsible for the development of crossvision. "By adopting a managed services approach to IT infrastructure, industry pioneers, such as Scandinavian Airlines, are able to adapt and innovate during even the most turbulent market conditions."

About CentraSite
Software AG's CentraSite SOA Registry/Repository forms the mission-critical, hot-pluggable backbone of Software AG's crossvision SOA Suite. CentraSite offers the SOA management and governance capabilities required by today's enterprises, ensuring transparency of SOA initiatives and providing full control over loosely coupled services. Other products and portfolios in the suite include crossvision Legacy Modernization, crossvision Service Orchestrator and crossvision Application Composer. For more information about crossvision click here.

Software AG, headquartered in Darmstadt, Germany, provides a full range of products and services to deliver a service-oriented architecture (SOA) IT infrastructure, based on over thirty-five years experience in high-performance databases, application development tools and integration technologies. Its technology offers process driven integration through legacy modernization and SOA based integration. Software AG helps its customers to achieve a competitive advantage through flexible and adaptive business processes based on fast and easy integration of existing IT assets. It supports the mission-critical systems of over 3,000 customers globally. Software AG is represented in around 70 countries with more than 2,700 employees. It is listed on the Frankfurt Stock Exchange (TecDAX, ISIN DE 0003304002 / SOW). In 2005 Software AG posted €438 million in total revenue.

Contact:
Software AG
Paul Hughes
Director Media Relations
Uhlandstrasse 12
64297 Darmstadt
Germany
Tel: +49 6151 92-1787
Fax: +49 6151 92-1621
press@softwareag.com
http://www.softwareag.com

software AG

PRESS RELEASE

Software AG continues on growth course, revenue and earnings increase in Q3, 2006

Darmstadt, Germany, 24/10/2006

Group revenue rises 10% to €113.8 million

License revenue up 27% to €37 million

Net income increases by 13% to €17.1 million

EBIT margin exceeds 22% of total revenue

Software AG's positive business development continued in the third quarter with increasing revenue and higher earnings. Group revenue rose by 10% (12% on a constant currency basis) to €113.8 million in line with the projections for full-year 2006. The licensing business was again the strongest growth driver, increasing by 27% to €37.0 million. Licensing revenue as a percentage of total revenue has continued to increase, to 33% from 28% a year earlier. Significantly, license revenue for the new crossvision SOA suite grew by 76%. Net income increased by 13% to €17.1 million. Operating income (EBIT) rose 11% over the year-ago period to €25.6 million (€23.1 million in 2005).

Detailed results 3Q2006

Licensing growth accelerates in both business lines
Both business lines contributed to the increase in licensing revenue of €7.8 million over the year-ago period (+27%). Of the total licensing revenue, €27.0 million was attributable to Enterprise Transaction Systems, (€19.7 million in 2005), and €9.7 million to crossvision (€5.5 million in 2005). This corresponds to growth rates of 37% for ETS and 76% for crossvision. For the first time, crossvision contributed more than one-quarter of Software AG's licensing revenue, 26% as compared to 19% in 2005.

Maintenance business supports upward trend
Professional Services revenue declined slightly to €28.2 million in the third quarter of 2006 (€28.5 million in Q3, 2005). As already announced in the second quarter of 2006, Software AG's is focusing on the implementation of its own products and has scaled back other, less profitable projects.

Maintenance revenue improved by 5% over the third quarter of 2005, from €45.8 million to €48.0 million, due to the continuous increase in licensing revenue in recent years.

"This sustained positive business development is evidence of Software AG's growth potential," stated CEO Karl-Heinz Streibich. "This clearly demonstrates the success of the company strategy: To focus on the enormous opportunities provided by a service oriented architecture as well as realizing the potential in mainframe applications and systems."

Earnings per share improve substantially
Operating income (EBIT) grew 11% in the third quarter to €25.6 million. This corresponds to an EBIT margin of 22.5% (22.3% in Q3, 2005). Net income increased from €15.2 to €17.1 million in the period under review. With an average of 28.1 million shares in circulation (Q3 2005: 27.6 million shares), earnings per share amounted to €0.61, up from €0.55 in the year-ago period.

Robust balance sheet, good cash flow
Shareholder's equity increased 9% to €404.6 million as of 30 September 2006 (€370.5 million in 2005). The equity-to-assets ratio rose to 66% from 65% in the year-ago period. Cash and cash equivalents increased by €12.3 million to €165.6 million. Operating cash flow amounted to €38 million (€48.2 million in 2005). This solid equity base will give Software AG more room to maneuver in implementing its growth strategy by providing flexibility, both for possible acquisitions and expanding the Company's market position.

Business trend in the first nine months of 2006
In the first nine months of the current fiscal year, Software AG group revenue increased by €34.1 million to a total of €348.6 million. This corresponds to growth of 11%.

Licensing growth accelerated in both business lines in 2006. Enterprise Transaction Systems registered an increase of 32%, largely due to the introduction of a new generation of the key Adabas 2006 and Natural 2006 product lines. The crossvision business line generated growth of 57% in the first nine months, primarily as a result of the successful launch of the crossvision SOA suite earlier this year.

Operating income (EBIT) for the first nine months grew from €67.5 million in 2005 to €76.8 million in 2006. This increase of 14% reflects the above-average revenue growth in the high-margin licensing business, additional optimization of corporate processes as well as strengthened cost discipline. The resulting EBIT margin amounts to 22%, up from 21% a year earlier. Net income grew more than EBIT, reaching €50.9 million after €43.0 million a year earlier.

As of 30 September 2006, Software AG had 2,666 employees worldwide (783 in Germany). The number of employees is thus nearly unchanged from the reporting date for the year-ago period (2,664 employees of which 770 were in Germany).

Outlook

The performance in the first nine months has confirmed Software AG's forecast for full-year 2006. The Company continues to project an increase in Group revenue for the year of 10% on a constant currency basis. For the EBIT margin, a figure of between 22% and 23% of total revenue is still anticipated.

Increased licensing revenue of between 25% and 27% is expected to strongly contribute to this growth. Professional Services is expected to record a 2% to 4% increase in revenue while a 4% to 5% increase in maintenance revenue is expected.

Software AG is anticipating total crossvision business line revenue to increase between 20% and 25% and Enterprise Transaction Systems total revenue to increase between 8% to 10% range.

"Software AG made significant advances in the first nine months of the year" according to Karl-Heinz Streibich. "The progress we have made confirms that we can reach our ambitious 2006 targets. This again shows the effectiveness of our strategy, ensures sustained growth and a leading international position for Software AG."

For fiscal 2007, the Executive Board is looking for revenue growth of 10%, with the revenue share of software products increasing even more rapidly. The EBIT margin is also expected to make headway of some one percentage point in reaching the medium-term target of 25%.

Detailed results 3Q2006

Software AG, headquartered in Darmstadt, Germany, provides a full range of products and services to deliver a service-oriented architecture (SOA) IT infrastructure, based on over thirty-five years experience in high-performance databases, application development tools and integration technologies. Its technology offers process driven integration through legacy modernization and SOA based integration. Software AG helps its customers to achieve a competitive advantage through flexible and adaptive business processes based on fast and easy integration of existing IT assets. It supports the mission-critical systems of over 3,000 customers globally. Software AG is represented in around 70 countries with more than 2,700 employees. It is listed on the Frankfurt Stock Exchange (TecDAX, ISIN DE 0003304002 / SOW). In 2005 Software AG posted €438 million in total revenue.

Contact:
Software AG
Paul Hughes
Director Media Relations
Uhlandstrasse 12
64297 Darmstadt
Germany
Tel: +49 6151 92-1787
Fax: +49 6151 92-1621
press@softwareag.com
http://www.softwareag.com

software AG

PRESS RELEASE

Software AG Announces Performance Testing Milestone for Adabas on IBM System z9 z/OS Mainframe Platform

Darmstadt, Germany, 09/11/2006

320,000 commands per second, more than doubles the fastest speed recorded for Adabas on a commercial mainframe system

Adabas 2006 upgraded to store both structured and large unstructured files

Software AG today announced that its Adabas transactional database software has reached a new performance milestone in joint testing with IBM. Adabas 2006, running along with IBM's recently introduced z/OS v1.8 operating system on the company's new System z9 Enterprise Class mainframe, attained transaction speeds of approximately 320,000 per second – a record speed for Adabas on a commercial mainframe system.

During the trials, which took place at IBM's Poughkeepsie, New York test center, Adabas 2006's enhanced level of 64-bit virtual memory was used in combination with z/OS V1.8's ability to support more than 128 GB of real memory in a single image on IBM System z (z990 and z9 EC) processors. During the testing Adabas 2006 ran on 32 parallel processors.

"We are pleased with the support and continued investment in the System z platform by partners like Software AG," said Randy Daniel, director, System z Marketing Execution, IBM Systems & Technology Group. "The impressive results of these recent joint tests with Software AG not only demonstrate the strength of our system design, but also emphasizes that our approach to transactional data management remains unrivaled throughout the industry."

"This achievement demonstrates that Software AG is fully committed to the continued improvement of Adabas," said Philip Howard, Research Director, Bloor Research. "Such performance should convince users that no matter how much their volume demand increases - or their processing resources are taken up by other, more CPU intensive, products - Adabas is likely to have more than enough headroom to continue performing effectively."

"As these remarkable joint test results demonstrate, Software AG continues to optimize our Adabas 2006 family of products to keep pace with growing enterprise requirements alongside the industry-leading hardware and operating system platforms of IBM - to the ongoing benefit of our mutual customers," said Joe Gentry, vice president of Enterprise Transaction Systems for Software AG.

Additional Features

In addition to its unprecedented transactional performance, Adabas 2006 now supports multi media objects up to 2 GB in size. This new capability means that large unstructured files (such as photographs, design files, fingerprint files, spreadsheets, XML & HTML documents, and other document types) can be stored alongside structured data files inside Adabas 2006. Being able to store structured and unstructured files in the same location eliminates the need for data synchronization, improves data accuracy and reduces costs associated with system integration.

Another significant upgrade to Adabas 2006 is the addition of support for logical records exceeding 32 KB, (called spanned records), which eliminates virtually all practical limits on record size., This enhancement prevents down-time when storage limits are reached for extremely large volumes of data, moving Adabas even closer to (theoretical) 24 x7 x 365 operational uptime.

Product Availability

Software AG's Adabas 2006 is shipping now. For further information, please read more about our Adabas 2006 deliveries.

Software AG, headquartered in Darmstadt, Germany, provides a full range of products and services to deliver a service-oriented architecture (SOA) IT infrastructure, based on over thirty-five years experience in high-performance databases, application development tools and integration technologies. Its technology offers process driven integration through legacy modernization and SOA based integration. Software AG helps its customers to achieve a competitive advantage through flexible and adaptive business processes based on fast and easy integration of existing IT assets. It supports the mission-critical systems of over 3,000 customers globally. Software AG is represented in around 70 countries with more than 2,700 employees. It is listed on the Frankfurt Stock Exchange (TecDAX, ISIN DE 0003304002 / SOW). In 2005 Software AG posted €438 million in total revenue.

Contact:
Software AG

or:
Software AG

Norbert Eder
Vice President Corporate Communications
Uhlandstrasse 12
64297 Darmstadt
Germany
Tel: +49 6151 92-1146
Fax: +49 6151 92-1444
press@softwareag.com
http://www.softwareag.com

Paul Hughes
Director Media Relations
Uhlandstrasse 12
64297 Darmstadt
Germany
Tel: +49 6151 92-1787
Fax: +49 6151 92-1621
press@softwareag.com
http://www.softwareag.com

software AG

PRESS RELEASE

Software AG Joins Microsoft in Interop Vendor Alliance

The alliance is committed to connecting people, data and diverse systems

Darmstadt, Germany, 14/11/2006

Software AG has joined the new Interop Vendor Alliance, announced today by Microsoft, as a founding member. The alliance is committed to delivering interoperability to its customers and was established to connect people, data and diverse systems. Member companies are working collaboratively to ensure better interoperability across the industry.

Joining the Interop Vendor Alliance allows Software AG to enhance its commitment to openness and interoperability, a commitment required by enterprises that are adopting services oriented architecture (SOA). Software AG and Microsoft, through the Interop Vendor Alliance, are committed to creating transparency between CentraSite™ and the Microsoft platform.

Earlier this year, Software AG and Fujitsu jointly announced the formation of the CentraSite Community, a rapidly growing coalition of partners committed to delivering on the promise of SOA interoperability and reuse. The aim of the community is to help enterprises to break down legacy, stove-pipe applications into modular components that can be leveraged across different business lines and units.

"The Interop Vendor Alliance offers a great way for Software AG to continue to add value to our customers while we expand our ecosystem," said Dr. Stefan Ried, Vice President of Product Management at Software AG. "The crossvision suite in general, and CentraSite in particular, enables re-use of any services exposed from business logic located virtually anywhere."

"We are excited to have Software AG in the Interop Vendor Alliance," said Simon Brown, Vice President of DPE EMEA for Microsoft. "The Alliance will bring a new level of efficiency for developers, allowing them access to a wide range of services providers."

Software AG, headquartered in Darmstadt, Germany, provides a full range of products and services to deliver a service-oriented architecture (SOA) IT infrastructure, based on over thirty-five years experience in high-performance databases, application development tools and integration technologies. Its technology offers process driven integration through legacy modernization and SOA based integration. Software AG helps its customers to achieve a competitive advantage through flexible and adaptive business processes based on fast and easy integration of existing IT assets. It supports the mission-critical systems of over 3,000 customers globally. Software AG is represented in around 70 countries with more than 2,700 employees. It is listed on the Frankfurt Stock Exchange (TecDAX, ISIN DE 0003304002 / SOW). In 2005 Software AG posted €438 million in total revenue.

About the Interop Vendor Alliance
Formed in 2006, the Interop Vendor Alliance is an industry-wide group working to identify and share opportunities to better connect people, data and diverse systems through better interoperability with Microsoft systems and to jointly market interoperability solutions of its members. Founding members include AMD, BEA Systems, Business Objects, CA, The Carbon Project, Centeris, Citrix Systems, GXS, IP Commerce, JNBridge, Kernel Networks, Levi, Ray & Shoup, Microsoft, NEC, Network Appliance, Novell, Q4bis, Quest Software, Siemens Enterprise Communications, Software AG, SugarCRM, Sun Microsystems, Symphony Services, Xcalia, and XenSource. Additional information about the Interop Vendor Alliance can be found on its Web site at http://www.interopvendoralliance.org.

Contact:
Software AG
Norbert Eder
Vice President Corporate Communications
Uhlandstrasse 12
64297 Darmstadt
Germany
Tel: +49 6151 92-1146
Fax: +49 6151 92-1444
press@softwareag.com
http://www.softwareag.com

or:
Software AG
Paul Hughes
Director Media Relations
Uhlandstrasse 12
64297 Darmstadt
Germany
Tel: +49 6151 92-1787
Fax: +49 6151 92-1621
press@softwareag.com
http://www.softwareag.com

PRESS RELEASE

New Software AG product helps customers reduce the costs of system maintenance and reuse

Darmstadt, Germany, 21/11/2006

Organizations can reduce the high costs of maintaining their IT infrastructure

Natural Engineer for Refactoring automates the analysis, structuring and streamlining of Natural applications for re-use within a Service-Oriented Architecture (SOA)

The product is now shipping and can process applications running on IBM and Siemens mainframes and on UNIX, VMS and Linux platforms

Software AG today announced a new tool that allows organizations to reduce their IT system maintenance costs. In addition, Natural Engineer for Refactoring lets customers analyze, restructure and streamline existing applications so they can be more easily incorporated into new Web-based applications – often as part of a Service-Oriented Architecture. The initial release can modernize software applications written in Software AG's own development language Natural. This is a further step in the company's focus on providing new value to customers out of existing systems. In the future, Software AG will extend the scope of development languages that can be analyzed and restructured, and provide cost savings and re-use possibilities to a broader market.

Hibernian Insurance of Ireland used Natural Engineer for Refactoring to open existing policy administration applications to Internet access by insurance brokers and by individual customers at home. Twenty-five programs were refactored in less than one month, enabling rapid deployment of the new Web-based applications. Now, 95 percent of home business policies take advantage of the new automation, far surpassing the original target of 20 percent. ROI was achieved within 13 months compared to an original estimate of nearly 4 years.

Natural Engineer for Refactoring is an add-on tool for Natural Engineer that allows users of its Natural application development software to more easily create Web services at the optimal level of granularity to be used in an Service-Oriented Architecture (SOA). It also allows organizations to preserve the value of their existing legacy systems by extending system functionality through an SOA - without impacting the day-to-day system operation that is often critical to business success.

"Services of too coarse a granularity are unlikely to be re-used by developers in other applications," said Ron Schmelzer, senior analyst with ZapThink LLC. "Services of too fine a granularity will hinder application performance with excessive service calls. Therefore determining the correct level of service granularity is critical to SOA success."

How it Works

Natural Engineer for Refactoring separates the business logic from the user interface. The business logic code can then be turned into one or more Web services using Software AG's crossvision Legacy Integrator™ or Natural Business Services. The existing Online Transaction Processing or batch user interfaces are unaffected. In addition, the service(s) created in this process will be automatically registered in Software AG's UDDI 3.0 compliant CentraSite™ registry and repository to provide transparency within SOA initiatives to fully control and manage these services.

Using these services, the valuable functionality of existing applications can be easily extended to the Web, B2B partner applications or automated processes within an SOA. The existing Online Transaction Processing or batch user interfaces are unaffected.

"Natural Engineer for Refactoring is a fast and safe way for customers to fully utilize the experience and investments of decades within an SOA," said Joe Gentry, vice president of Enterprise Transaction Systems for Software AG. "It is also an extremely useful tool for learning the techniques and methods needed to write new applications that are prepared to fully benefit from an SOA environment."

The product is now shipping on Windows platforms and supports refactoring of applications running on IBM and Siemens mainframes as well as UNIX, VMS and Linux platforms. Software AG also provides professional services to help customers leverage and implement best practices for refactoring and service enablement of core legacy systems. For more information about Natural Engineer for Refactoring please click here.

Software AG, headquartered in Darmstadt, Germany, provides a full range of products and services to deliver an IT infrastructure for service-oriented architectures (SOA) based on over 35 years of experience in high-performance databases, application development tools and integration technologies. The

technology of Software AG enables process-driven integration through modernization of legacy systems as well as a uniform view of strategic business information in real time. Software AG helps its customers to achieve a competitive advantage through flexible and adaptive business processes based on fast and easy integration of exist-ing IT assets. It supports the mission-critical systems of over 3,000 customers globally. Software AG is represented in 70 countries with more than 2,700 employees. The Company is listed on the Frankfurt Stock Exchange (TecDAX, ISIN DE 0003304002/SOW). In 2005, Software AG posted €438 million in total revenue.

Contact:
Software AG
Norbert Eder
Vice President Corporate Communications
Uhlandstrasse 12
64297 Darmstadt
Germany
Tel: +49 6151 92-1146
Fax: +49 6151 92-1444
press@softwareag.com
http://www.softwareag.com

or:
Software AG
Paul Hughes
Director Media Relations
Uhlandstrasse 12
64297 Darmstadt
Germany
Tel: +49 6151 92-1787
Fax: +49 6151 92-1621
press@softwareag.com
http://www.softwareag.com

software AG

RECEIVED

2007 APR 23 A 11:41

OFFICE OF INTERNATIONAL CORPORATE FINANCE

PRESS RELEASE

New Software AG product provides a corporate-wide view of "Master Data"

Crossvision Master Data Manager gives companies consistent and reliable information from differing data sources.

Companies benefit through higher operational efficiencies and reduced integration costs.

Darmstadt. 06/12/2006

Software AG today announced a new addition to its crossvision SOA suite that consolidates information from multiple data sources spread across many departments. crossvision Master Data Manager can then make this data available as a service, which can be utilized by virtually any system or Service Oriented Architecture (SOA) application. Organizations gain a single view of business critical data to improve operational efficiencies and make better management decisions. For example, clarifying differing departmental opinions on the true number of customers or product market share.

crossvision Master Data Manager can be applied to a broad range of master data sets and is not limited to particular data such as product information management or customer data integration. Based on open standards including XML Schema J2EE, crossvision Master Data Manager deepens Software AG's commitment to openness and interoperability. Additionally, reuse scenarios that are critically important to SOA are significantly enhanced when services are created from this improved master data. The product is designed to enhance legacy integration, business process management and composite applications initiatives.

As a Master Data Management (MDM) engine, this new product:

Consolidates redundant master data across multiple systems

Enables organizations to implement a single MDM system for all master data

Eliminates the need for point-to-point integration of master data

Exposes consolidated master data via Web services for use in any application

Improves the reuse of Web services, since all created services can be governed in a central registry/repository - CentraSite

Features an easy-to-use graphical user interface

Includes a robust security model featuring rights delegation based on inheritance

Offers read/write API, including automatic control rules on master data updates

"By adding crossvision MDM to our portfolio, we are continuing to enable our customers to advance the usefulness of existing applications and investments," said Dr. Peter Kuerpick, Member of the Board, Software AG and responsible for the development of crossvision. "Harmonizing multiple master data sets, such as customer data and product information, and obtaining a single version of the truth is a challenge all CIOs can well understand and we're happy that we can help solve that challenge."

Product Availability
Software AG's crossvision Master Data Manager is shipping now. For more details, please click here.

Software AG, headquartered in Darmstadt, Germany, provides a full range of products and services to deliver a service-oriented architecture (SOA) IT infrastructure, based on over thirty-five years experience in high-performance databases, application development tools and integration technologies. Its technology offers process driven integration through legacy modernization and SOA based integration. Software AG helps its customers to achieve a competitive advantage through flexible and adaptive business processes based on fast and easy integration of existing IT assets. It supports the mission-critical systems of over 3,000 customers globally. Software AG is represented in around 70 countries with more than 2,700 employees. It is listed on the Frankfurt Stock Exchange (TecDAX, ISIN DE 0003304002 / SOW). In 2005 Software AG posted €438 million in total revenue. http://www.softwareag.com.

Contact:
Software AG
Norbert Eder
Vice President Corporate Communications
Uhlandstrasse 12
64297 Darmstadt
Germany
Tel: +49 6151 92-1146
Fax: +49 6151 92-1444
press@softwareag.com
http://www.softwareag.com

or:
Software AG
Paul Hughes
Director Media Relations
Uhlandstrasse 12
64297 Darmstadt
Germany
Tel: +49 6151 92-1787
Fax: +49 6151 92-1621
press@softwareag.com
http://www.softwareag.com

software AG

PRESS RELEASE

Software AG officially opens its office in Japan

Darmstadt, 07/12/2006

Software AG today officially opened its office in Tokyo, Japan. This is another step in the implementation of Software AG's growth strategy. The new office will directly serve the company's well established Japanese customer base of over two hundred enterprises. At the opening event, attended by more than one hundred customers, the company introduced its plans for fully localized product and support services. The Japanese market is expected to contribute in the range of €15-€20 million per annum to group revenue with profits in line with group average. Software AG, reporting more than 30% growth in Asia in the first nine months of 2006, is one of the fastest growing IT companies in the region.

"Having a direct presence in the world's second largest IT market is a major business initiative and an important step in extending Software AG's global reach and achieving our ambitious growth targets." said Karl-Heinz Streibich, CEO of Software AG. "With our Service Oriented Architecture (SOA) approach to Legacy Modernization and Business Integration we are confident that we have the ideal product portfolio to fully support our large customer base in Japan."

Software AG has previously operated in Japan through its distributor Beacon IT Inc.

Software AG, headquartered in Darmstadt, Germany, provides a full range of products and services to deliver a service-oriented architecture (SOA) IT infrastructure, based on over thirty-five years experience in high-performance databases, application development tools and integration technologies. Its technology offers process driven integration through legacy modernization and SOA based integration. Software AG helps its customers to achieve a competitive advantage through flexible and adaptive business processes based on fast and easy integration of existing IT assets. It supports the mission-critical systems of over 3,000 customers globally. Software AG is represented in around 70 countries with more than 2,700 employees. It is listed on the Frankfurt Stock Exchange (TecDAX, ISIN DE 0003304002 / SOW). In 2005 Software AG posted €438 million in total revenue. http://www.softwareag.com.

Contact:
Software AG
Norbert Eder
Vice President Corporate Communications
Uhlandstrasse 12
64297 Darmstadt
Germany
Tel: +49 6151 92-1146
Fax: +49 6151 92-1444
press@softwareag.com
http://www.softwareag.com

or:
Software AG
Paul Hughes
Director Media Relations
Uhlandstrasse 12
64297 Darmstadt
Germany
Tel: +49 6151 92-1787
Fax: +49 6151 92-1621
press@softwareag.com
http://www.softwareag.com

software AG

PRESS RELEASE

Software AG Announces that Majitek Joins CentraSite Community

Majitek's "GridSystem" product reduces cost by enabling more efficient use of complex IT environments

Software AG and Majitek together enable flexible and optimal use of software and hardware resources

Majitek Joins Founding Partners Software AG and Fujitsu, and 18 Other Strategic Sponsors, to help companies achieve SOA Governance

Darmstadt and Melbourne, 18/12/2006

Software AG and Majitek today announced that Majitek has become a Strategic Sponsor of the CentraSite Community. Through its participation in the CentraSite Community, Majitek can help companies successfully design, implement, manage and govern a Service-Oriented Architecture (SOA). Specifically Majitek's GridSystem product brings the flexibility to allocating computer server resources in real time that an SOA offers in using software resources. With this combination, organizations can reduce costs from the software application design phase through to the dynamic allocation of resources at run time.

Majitek GridSystem is a Grid Application Platform alternative to traditional J2EE application servers, providing a dynamic SOA runtime environment for high performance Enterprise Web 2.0 applications that must have high availability yet provide for constant change. GridSystem lowers the cost of complex software environments by redeploying business logic into a virtualized application layer on a grid of commodity server infrastructure. CentraSite allows the services provided and used by GridSystem within a SOA to be fully managed and governed.

Through its participation in the CentraSite Community, Majitek will help enterprises to:

Efficiently expose middle and back office functions as a suite of shared services to online front-of-house applications accessed by millions of customers

Effectively handle extraordinary peak load or data volume requirements

Reliably support real-time dynamic configuration, deployment and scaling of all grid-enabled applications and infrastructure.

The CentraSite™ registry and repository, developed jointly by Software AG and Fujitsu, enables businesses to better capitalize on Service-Oriented Architectures and ensures dedicated support for the complete SOA lifecycle. CentraSite allows organizations to manage and govern their SOA environment and to achieve control and transparency across all IT assets, services, policies and processes. CentraSite's sophisticated reporting capabilities provide visibility into available services, who uses them, and what business values they offer - thereby mitigating the risks inherent in a highly modular and distributed computing environment. Integrating directly with CentraSite, Majitek's solutions provide extreme scalability on-demand in the context of SOA Governance.

"The enormous successes of companies such as Google, Yahoo and eBay are driving a new generation of high performance Web 2.0 Application development," said Jeff Smith, CEO of Majitek. "GridSystem provides a next generation application platform to support dynamic, online environments, and we see a centralized registry and repository such as CentraSite as the logical bridge between static and dynamic sides of an enterprise SOA."

"We are extremely pleased to welcome Majitek, recently lauded by a leading industry analyst group for its product innovation, as a Strategic Sponsor of the CentraSite Community," said Dr. Peter Kuerpick, Member of the Board, Software AG and responsible for the development of crossvision. "The attractiveness of the CentraSite Community to visionary technology providers such as Majitek underscores the value of combining innovation with interoperability through a broadly standardized approach to solving current and future business problems."

About the CentraSite Community
The CentraSite Community, founded by Software AG and Fujitsu, is a unique approach to:
1) uniting partners (Sponsors) to deliver standards-based, interoperable SOA solutions;
and 2) providing enterprise customers with a single destination for SOA best practices and the latest industry information by leveraging social media tools such as discussion forums, blogs, wikis and RSS feeds.

The CentraSite Community's rapidly growing coalition of Sponsors is committed to delivering on the promise of SOA - interoperability and reuse. The aim of the community is to help enterprises in their endeavors to break down legacy, stove-pipe applications into modular components that can be leveraged across different business lines and units.

CentraSite is a standards-based registry and repository jointly developed by Fujitsu and Software AG and continuously enhanced by the CentraSite Community Sponsors. CentraSite represents the foundation of the CentraSite Community and serves as the central store that provides enterprises with visibility and control over their SOA assets.

To learn more about CentraSite and the CentraSite Community, visit www.soaworks.com

Software AG, headquartered in Darmstadt, Germany, provides a full range of products and services to deliver a service-oriented architecture (SOA) IT infrastructure, based on over thirty-five years experience in high-performance databases, application development tools and integration technologies. Its technology offers process driven integration through legacy modernization and SOA based integration. Software AG helps its customers to achieve a competitive advantage through flexible and adaptive business processes based on fast and easy integration of existing IT assets. It supports the mission-critical systems of over 3,000 customers globally. Software AG is represented in around 70 countries with more than 2,700 employees. It is listed on the Frankfurt Stock Exchange (TecDAX, ISIN DE 0003304002 / SOW). In 2005 Software AG posted €438 million in total revenue.

Majitek is a world leader in distributed systems technologies and advanced Service Oriented Architecture. The company's flagship Grid Application Platform increases performance, lowers cost and simplifies operation of complex software environments, bringing a new level of efficiency to Enterprise IT departments. Majitek GridSystem provides a next generation run-time environment for Dynamic SOA applications, enabling a single virtualized application layer to operate on a grid of commodity server infrastructure. GridSystem provides a single point from which administrators can manage an array of applications with a rich suite of tools for real-time dynamic configuration, deployment, upgrade and scaling of Grid applications and infrastructure with zero downtime. GridSystem's non-invasive API provides developers the ability to write services as simple Plain Old Java Object (POJO) software components, providing qualities such as High Performance, Reliability, Integrity, Security, Scalability and Serviceability inherently to all services, dramatically simplifying development and accelerating time to market. Majitek GridSystem is ideally suited as an underlying platform for complex software application scenarios such as Enterprise Web 2.0, Enterprise Shared Services, Real-Time High Performance Computing, Federated Wide Area Networks, Device Sensor Networks, Content as a Service and Software as a Service.

Majitek is headquartered in Melbourne, Australia and has offices in Singapore and San Francisco. For more information visit www.majitek.com

Contact:
Software AG
Norbert Eder
Vice President Corporate Communications
Uhlandstrasse 12
64297 Darmstadt
Germany
Tel: +49 6151 92-1146
Fax: +49 6151 92-1444
press@softwareag.com
http://www.softwareag.com

or:
Software AG
Paul Hughes
Director Media Relations
Uhlandstrasse 12
64297 Darmstadt
Germany
Tel: +49 6151 92-1787
Fax: +49 6151 92-1621
press@softwareag.com
http://www.softwareag.com

software AG

RECEIVED
2007 APR 23 A 11:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PRESS RELEASE

Three Software AG Legacy Adapters Achieve "Powered by SAP NetWeaver®" Status

Certified integration enables customers using SAP NetWeaver XI to interact with screen-based legacy applications without disturbing the legacy code

Darmstadt, Germany, 15/01/2007

Software AG today announced that several of its legacy adapters have achieved "Powered by SAP NetWeaver®" status. The certified integration allows customers using the SAP NetWeaver Exchange Infrastructure (SAP NetWeaver XI) to interact with screen-based legacy applications without accessing or otherwise disturbing the applications' underlying legacy code. This capability enables customers to harness the valuable functionality of mission-critical legacy applications without degrading real-time system performance or having to understand the structure of the systems' business logic.

SAP NetWeaver XI Release 3.0 includes a new XI Adapter Framework architecture that provides comprehensive development tools for third-party software companies to proficiently perform adapter implementation to SAP NetWeaver XI 3.0. Software AG has successfully completed this integration and achieved certified integration with SAP NetWeaver XI 3.0 for its XI Adapter for ApplinX 3.1, XI Adapter for 3270 3.1 and XI Adapter for 5250 3.1.
Based upon Software AG's ApplinX legacy modernization tool, the XI Adapter for 3270 and the XI Adapter for 5250 help companies using these two widely-deployed screen-based applications to integrate with the SAP NetWeaver platform. Software AG's XI Adapter for ApplinX enables integration with many other popular screen-based applications.

Software AG's XI Adapter for ApplinX, XI Adapter for 3270 and XI Adapter for 5250 are powered by SAP NetWeaver. The SAP NetWeaver platform powers the mySAP Business Suite family of applications, SAP xApps packaged composite applications, and partner solutions. SAP NetWeaver unifies integration technologies into a single platform and is pre-integrated with business applications, enabling change and reducing the need for custom integration.

Product Availability
Software AG's ApplinX-based certified adapters for SAP NetWeaver XI are available now. The adapters can fully leverage applications running on mainframes, System i or UNIX systems, incorporating them into SAP NetWeaver XI. For further information please visit www.sapgateway.com

---

Software AG, headquartered in Darmstadt, Germany, provides a full range of products and services to deliver a service-oriented architecture (SOA) IT infrastructure, based on over thirty-five years experience in high-performance databases, application development tools and integration technologies. Its technology offers process driven integration through legacy modernization and SOA based integration. Software AG helps its customers to achieve a competitive advantage through flexible and adaptive business processes based on fast and easy integration of existing IT assets. It supports the mission-critical systems of over 3,000 customers globally. Software AG is represented in around 70 countries with more than 2,700 employees. It is listed on the Frankfurt Stock Exchange (TecDAX, ISIN DE 0003304002 / SOW). In 2005 Software AG posted €438 million in total revenue.

Contact:
Software AG
Norbert Eder
Vice President Corporate Communications
Uhlandstrasse 12
64297 Darmstadt
Germany
Tel: +49 6151 92-1146
Fax: +49 6151 92-1444
press@softwareag.com
http://www.softwareag.com

or:
Software AG
Paul Hughes
Director Media Relations
Uhlandstrasse 12
64297 Darmstadt
Germany
Tel: +49 6151 92-1787
Fax: +49 6151 92-1621
press@softwareag.com
http://www.softwareag.com

software AG

PRESS RELEASE

Software AG Achieves Record Results in 2006

Darmstadt, Germany, 23/01/2007

Group revenues rise 10% to €483.0 million

License revenues grow 26% to €165.7 million

Earnings before interest and taxes (EBIT) improve by 15% to €111.2 million

EBIT margin reaches 23% of total revenue

Net Profits rise 18% to €73.2 million

In the fiscal year 2006, Software AG increased its revenues by 10% to €483.0 million. At constant currency rates, this represents an 11% rise and exceeds the company's target. In the same period, earnings before interest and taxes (EBIT) increased by 15% to €111.2 million. Software AG was able to improve its operating margin to an all-time high of 23% – an increase of 100 basis points from the previous year. At €73.2 million, consolidated income was 18% higher than in 2005.

Detailed results FY2006

Significant growth in revenues
Software AG once again achieved significant growth in revenues in fiscal 2006. Worldwide, customers purchased software licenses and services worth €483.0 million. This was 10% higher than in the previous year (11% at constant currency rates). The high margin software license business exhibited the strongest growth of all revenue segments increasing by 26% (28% at constant currency rates) to €165.7 million (2005: €131.6 million). Revenue from licenses rose to more than 34% of the total (2005: 30%).

In the classic database business (ETS, Enterprise Transaction Systems), license revenues grew 27% (29% at constant currency rates) from €96.0 million to €121.7 million. The new crossvision product line, for the company-wide integration of business processes on differing systems, exhibited dynamic growth. License revenues from Software AG's own products increased from €26.0 million to €41.6 million. This represents a 60% expansion (63% at constant currency rates).

Maintenance revenues amounted to €187.3 million, up 3% from €181.4 million in the previous year (up 4% at constant currency rates). Software AG generated €126.2 million in service revenues, 3% higher than in the previous year.

EBIT margin rises to 23%
Software AG was also able to increase its gross margin once again; after 67% in 2005 it reached 69% in 2006. This continuous improvement is the result of the strategic focusing on the company's own products and the over proportional growth of the license business. In the past fiscal year, Software AG continued to improve its cost structure with active cost management and the optimization of internal processes. This permitted the company to continue to invest in marketing, enter new markets, and at the same time increase its EBIT margin from 22% to 23%. As a consequence, EBIT rose 15% to €111.2 million.

"Through the positive overall results for 2006 we have achieved our ambitious goals," says Karl-Heinz Streibich, CEO of Software AG.

Net income and earnings per share continue to improve
Net income improved by 18.4% to €73.2 million (2005: €61.8 million). Earnings per share amounted to €2.60 in 2006, which was 16% higher than in previous year (2005: €2.24).

Solid balance sheet and cash flow
Software AG generated €56.2 million in free cash flow from operating activities in 2006 (2005: €45.6 million). This represents a free cash flow per share of €2.00, up from €1.66 in the previous year. Accordingly, cash and cash equivalents increased from €161.6 million to €184.8 million. Shareholders' equity rose from €393.0 million to €422.2 million. The equity-to-assets ratio remained unchanged at 66%.

"The Cash Flow Margin is once again above 10%. This shows the value generation of our business, allowing further investments into growth and the payment of an attractive dividend," said Arnd Zinnhardt, Chief Financial Officer at Software AG.

Employees
As of December 31, 2006, Software AG had 2,621 employees worldwide, nearly 5% fewer than in the previous year (2,750 employees). In Germany, the total headcount was 761 (2005: 774).

Earnings heavily influenced by exchange rates in fourth quarter of 2006
Software AG generated €134.4 million in sales revenues in the fourth quarter, representing an increase of 9% (13% at constant currency rates). The EBIT margin was 25.6% (up from 23.4 % in 2005), and EBIT rose

19% to €34.4 million (2005: €28.9 million).

License revenues remained an important growth driver in the fourth quarter as well. At €54.1 million, they rose 25% from €43.4 million in the previous year (a 31% rise at constant currency rates). In the fourth quarter, €37.6 million in license revenues was generated from the ETS business (2005: €32.5 million) and €15.3 million from Software AG's own products from the crossvision business line or product family (2005: €9.3 million). This means ETS license revenues increased by 16% (22% at constant currency rates) and crossvision by 65% (72% at constant currency rates).

Due to the high proportion of revenues in US dollars, maintenance revenues declined somewhat to €45.2 million (2005: €46.6 million) in the fourth quarter. At constant currency rates, this revenue segment realized growth of 1.1%. Services revenue improved by 1.2% (2.3% at constant currency rates) to €33.1 million (2005: €32.7 million).

Outlook for 2007
For 2007, the company once again expects to achieve a 10% rise in Group revenues, at constant currency rates. Software AG anticipates that the ETS business will achieve growth in the range of 5% to 7% while crossvision will increase its revenues by 20% to 30%. As a consequence, the company projects that it will be able to improve its EBIT margin by another percentage point to 24%. Software AG plans to increase its earnings per share to between €2.90 and €3.10.

In connection with its strategic positioning as a profit-oriented growth company, Software AG has restructured its executive divisions. The classic database business line ETS will now be a separate executive division. The Supervisory Board appointed David Broadbent to the Executive Board of Software AG to fulfill this role. Within the ETS business line, Broadbent is responsible for product management and product marketing as well as research and development. This step is meant to underscore the significance and the development of the growing database business. As a consequence, ETS will be the second business line alongside crossvision to be organized as a separate executive division.

As part of the reorganization of executive responsibilities there will be two main sales regions. The former Executive Board member Christian Barrios is leaving the company by mutual agreement.

The new Executive Board structure will offer the best conditions to quickly and effectively respond to current and future market trends with new product offerings. Software AG will also structure its financial reporting according to the ETS and crossvision business lines as of 2007. "Our sales targets remain ambitious," says Karl-Heinz Streibich. "Regarding our long-term growth strategy; we are defining our Executive Board structure accordingly and focusing even more strongly on the customer."

Detailed results FY2006

Software AG offers an extensive range of products and services relating to IT infrastructures for service-oriented architectures (SOAs) and is backed by 37 years of experience with high-performance databases, application development tools, and integration technologies. Software AG's technology facilitates process-driven integration through the modernization of legacy systems and permits a uniform view of strategic business information in real time. Software AG helps its customers achieve a competitive advantage by creating the conditions for flexible and adaptable business processes through the rapid and simple integration of existing IT systems. More than 3,000 customers around the world count on Software AG for their business critical systems. The company is present in 70 countries with more than 2,600 employees. Software AG is based in Darmstadt, Germany, and is listed on the Frankfurt Stock Exchange (TecDAX, ISIN DE 0003304002 / SOW). Software AG posted total revenues of €483 million (unaudited) in 2006.

Contact:
Software AG
Norbert Eder
Vice President Corporate Communications
Uhlandstrasse 12
64297 Darmstadt
Germany
Tel: +49 6151 92-1146
Fax: +49 6151 92-1444
press@softwareag.com
http://www.softwareag.com

or:
Software AG
Paul Hughes
Director Media Relations
Uhlandstrasse 12
64297 Darmstadt
Germany
Tel: +49 6151 92-1787
Fax: +49 6151 92-1621
press@softwareag.com
http://www.softwareag.com

software AG

PRESS RELEASE

Software AG's advanced governance initiative maximizes the business benefits of Service-Oriented Architecture (SOA)

Effective SOA Governance provides the foundation for improved alignment of IT initiatives with business strategy, allowing IT to more effectively respond to business needs

Software AG provides sophisticated SOA Governance capabilities including automated policy management

Darmstadt, Germany, 15/02/2007

Software AG today announced the Active Governance Framework to help organizations fully realize the business benefits of a Service-Oriented Architecture (SOA) and better manage and control their SOA initiatives. The Active Governance Framework provides transparency on how the IT infrastructure supports business operations. Any changes to business-relevant guidelines, such as policies or service level agreements, can be immediately assessed at the IT level, enabling better communication between business and IT. At the heart of the Active Governance Framework is CentraSite, a leading SOA Registry and Repository co-developed by Software AG and Fujitsu. CentraSite has been enhanced with advanced capabilities that provide centralized, standardized and automated business policy management. Through the automation of SOA policy management, CentraSite is the foundation for compliance management and allows organizations to manage the entire SOA lifecycle. This highlights Software AG's commitment to supporting business and enabling maximum reuse of IT assets, cost-effectively and with minimal risk.

"Governance of SOA assets is an emerging and important challenge," said Frank Kenney, Research Director at Gartner. "Organizations that are pursuing SOA need to pursue governance as well."

The cornerstone of the Active Governance Framework is a new policy editor plug-in for CentraSite allowing effective central policy management and control. Users, for example, are proactively alerted of attempted policy changes incompatible with other business policies. This active, automated approach to governance ensures that organizations can reap the true benefits of SOA: faster development better managed SLAs and improved change management.
Magnus Clarving, Manager Corporate Agent Systems at SAS Scandinavian Airlines IT said "Without CentraSite we would have to increase staff in order to deal with the change management of our SOA system."

Policy management and enforcement are two sides of the same coin. Organizations often have heterogeneous infrastructures in place, enforcing policies targeting runtime, design-time, security or SLA aspects. The Active Governance Framework supports all common policy enforcement products and infrastructures through a flexible adapter framework, including ready-to-use adapters. These adapters transform policies to the required format and deploy them to the target system, such as AmberPoint for Runtime Governance, Vordel for SOA security or popular ESBs such as Software AG's crossvision Service Orchestrator.

The Active Governance Framework also provides sophisticated federation through automated notifications for policy or lifecycle changes and compliancy-relevant information based on open standards, such as UDDI v3. This standards-based federation mechanism synchronizes policies and other SOA-relevant metadata and enriches the integration capabilities for CentraSite Community partners. The CentraSite Community brings over 25 partners together to help organizations successfully design, implement, manage, govern and optimize a complete SOA ecosystem. For more information see www.soaworks.com.

"Software AG continues to provide innovation for our customers," said Dr. Peter Kuerpick, Member of the Executive Management Board at Software AG and responsible for crossvision. "Our customers are managing some of the most advanced SOA environments in the world with thousands of services. By providing them with the Active Governance Framework, we help them remain ahead of their competition."

The planned availability of the Active Governance Framework is the second quarter 2007.

Software AG offers an extensive range of products and services relating to IT infrastructures for Service-Oriented Architectures (SOAs) and is backed by 35 years of experience with high-performance databases, application development tools, and integration technologies. Software AG's technology facilitates process-driven integration through the modernization of legacy systems and permits a uniform view of strategic business information in real time. Software AG helps its customers achieve a competitive advantage by creating the conditions for flexible and adaptable business processes through the rapid and simple integration of existing IT systems. More than 3,000 customers around the world count on Software AG for their business critical systems. The company is present in 70 countries with more than 2,600 employees,. Software AG is based in Darmstadt, Germany, and is listed on the Frankfurt Stock Exchange (TecDAX, ISIN DE 0003304002 / SOW). Software AG posted total revenues of €483 million (unaudited) in 2006.

Contact:
Software AG
Norbert Eder
Vice President Corporate Communications
Uhlandstrasse 12
64297 Darmstadt
Germany
Tel: +49 6151 92-1146
Fax: +49 6151 92-1444
press@softwareag.com
http://www.softwareag.com

or:
Software AG
Paul Hughes
Director Media Relations
Uhlandstrasse 12
64297 Darmstadt
Germany
Tel: +49 6151 92-1787
Fax: +49 6151 92-1621
press@softwareag.com
http://www.softwareag.com

software AG

PRESS RELEASE

Software AG announces major expansion program

The Company plans to double revenue to €1 billion within five years

Market leadership in advanced Service-Oriented Architecture (SOA) targeted

Acquisitions expected in 2007

New Corporate brand unveiled as first new growth driver

Darmstadt, Germany, 21/02/2007

Software AG is launching the most ambitious expansion program in the 37-year history of the company. The company plans to more than double revenue to €1 billion within five years resulting in higher growth rates in both operational earnings and net income. As the first new growth driver, the company also unveiled its new brand today. This is a dramatic move from technology marketing to image driven growth. Additionally, Software AG announced its intention to make acquisitions in 2007.

Doubling Revenue
Software AG plans to increase revenue to €1 billion by 2011 with the growth rate increasing from 10% in 2007 to a Compound Annual Growth Rate of 17% for 2008-2011. Increased sales per capita, fast growth in the high-margin license business and a continued cost efficiency drive will provide even more dynamic growth in operational earnings and net income. Based on the current dividend policy, this will result in an increase of cash-out to shareholders of more than 100%.

New Brand to Provide Image Driven Growth
The new Software AG corporate brand, unveiled today, is the first visible step of the expansion program. The most significant brand update in the company's 37 year history, the new corporate identity includes updated logos, website, communication style and language. The new brand will emphasize to an even greater degree that customer requirements are a top priority. Software AG wants to send a message to customers - that process innovation and business agility are fundamental drivers of today's information technology.

"We picked the moment to introduce our new brand very deliberately," said Karl Heinz Streibich, Chief Executive Officer of Software AG. "In this way, our expansion vision is clear. Growth requires change and innovation - whether you're talking about processes, the ability to be flexible in the market, the products and services and the way to communicate with customers and stakeholders. We have started that new way today."

The general public will be able to check out the new corporate identity for themselves and learn about the expansion plan at CeBIT 2007 taking place in Hanover, Germany, in March 2007. Software AG is the initiator and core sponsor of "SOA World" at CeBIT. SOA World will include an SOA forum as well as an exhibition by leading providers of Service-Orientated Architecture products and services. Visitors will see the latest practices in integrating existing IT systems within an SOA infrastructure, which protects existing IT investments, and how SOA based IT landscapes can be efficiently managed and governed.

Active M&A Program
Software AG will pursue an active and acquisition (M&A) strategy in 2007/2008. Acquisitions are planned this year, either expanding the company's direct market presence, extending the company's technology lead or increasing its market share. The company has up to €700 million composed of cash and debt financing available and an acquisition well exceeding €100 million is therefore possible. Software AG will be a driver behind consolidation in the fragmented integration IT market.

Technology Vision
Software AG has set itself a target of dramatically growing its share of the pure-play Service-Oriented Architecture market. This market is currently experiencing strong double digit growth with industry experts predicting that 80% of all production applications will be SOA enabled by 2011. The expansion plan will also entail strengthening the existing Software AG partner network. Customer's today are demanding closer cooperation among software vendors. In the effort to bring business closer to IT, such cooperation is a necessity.

Software technology to increase the value of enterprise IT systems
Software AG is a global leader in mission-critical software infrastructure solutions based on open standards. At the forefront of advanced Service-Oriented Architecture (SOA), Software AG enables customers to create powerful enterprise applications - especially in heterogeneous IT environments. Software AG's products Adabas, Crossvision, Natural and Tamino help more than 3,000 customers uncover the full potential of their IT and add value to existing systems. With technology from Software AG, enterprises can: create flexible business applications and processes; extend the value and life of core systems; manage data effectively across the enterprise; and control and govern their Service-Oriented Architecture.

Software AG has more than 35 years of global IT experience and over 2,600 employees serving customers in 70 countries. The company is headquartered in Germany and listed on the Frankfurt Stock Exchange (TecDAX, ISIN DE 0003304002 / SOW). Software AG posted total revenues of €483 million (unaudited) in 2006.

Contact:
Software AG
Paul Hughes
Director Media Relations
Uhlandstrasse 12
64297 Darmstadt
Germany
Tel: +49 6151 92-1787
Fax: +49 6151 92-1621
press@softwareag.com
http://www.softwareag.com

or:
Software AG
Norbert Eder
Vice President Corporate Communications
Uhlandstrasse 12
64297 Darmstadt
Germany
Tel: +49 6151 92-1146
Fax: +49 6151 92-1444
press@softwareag.com
http://www.softwareag.com

software AG

PRESS RELEASE

Software AG to once more increase its Dividend

Darmstadt, Germany, 09/03/2007

The Executive Board and the Supervisory Board of Software AG will recommend a dividend payment for 2006 of €0.90 per share at the Annual Shareholders' Meeting on May 11, 2007. This will result in a dividend yield of approximately 2 percent based on the average share price in 2006. Currently 28,112,715 shares are entitled to a dividend payment.

Under Software AG's dividend policy, approximately 40 percent of the average of net profit and free cash flow is distributed. For 2006, the dividend of €0.90 per share will result in a distribution sum of €25.3 million. The dividend for the financial year 2006 marks a 12.5 percent increase over 2005.

"The distribution is in accordance with our long-term dividend policy. With this dividend yield we are at the high end of the IT sector", said CEO Karl-Heinz Streibich.

Software AG | Uhlandstraße 12 | 64297 Darmstadt | Germany
Software technology to increase the value of enterprise IT systems
Software AG is a global leader in mission-critical software infrastructure solutions based on open standards. At the forefront of advanced Service-Oriented Architecture (SOA), Software AG enables customers to create powerful enterprise applications - especially in heterogeneous IT environments. Software AG's products Adabas, Crossvision, Natural and Tamino help more than 3,000 customers uncover the full potential of their IT and add value to existing systems. With technology from Software AG, enterprises can: create flexible business applications and processes; extend the value and life of core systems; manage data effectively across the enterprise; and control and govern their Service-Oriented Architecture.

Software AG has more than 35 years of global IT experience and over 2,600 employees serving customers in 70 countries. The company is headquartered in Germany and listed on the Frankfurt Stock Exchange (TecDAX, ISIN DE 0003304002 / SOW). Software AG posted total revenues of €483 million (unaudited) in 2006.

Contact:
Software AG
Paul Hughes
Director Media Relations
Uhlandstrasse 12
64297 Darmstadt
Germany
Tel: +49 6151 92-1787
Fax: +49 6151 92-1621
press@softwareag.com
http://www.softwareag.com

or:
Software AG
Norbert Eder
Vice President Corporate Communications
Uhlandstrasse 12
64297 Darmstadt
Germany
Tel: +49 6151 92-1146
Fax: +49 6151 92-1444
press@softwareag.com
http://www.softwareag.com

software AG

PRESS RELEASE

Software AG's Web 2.0 development tool now available cost free

Crossvision Application Designer Community Edition available online for non-commercial use

Simplifies the creation of Web 2.0 environments

Suitable for any organization exploring the power of composite applications

Available for download at www.softwareag.com/corporate/appldes/default.asp

Darmstadt, Germany, 27/02/2007

Software AG today announced the availability of a free community edition of Crossvision Application Designer. Crossvision Application Designer is a state-of-the-art Web 2.0 application design and runtime environment. It allows for quick and easy implementation of new applications, combining existing in-house applications and Web applications. This free version, available on line for non-commercial use, offers the same functionality as the commercial version. Crossvision Application Designer is useful for organizations that want to develop composite applications for use within a Service Oriented Architecture. This free community edition is particularly important for educational institutes as a cost effective way of giving students access to the latest software development technologies. Crossvision Application Designer follows Software AG's strategy of supporting organizations in utilizing their existing IT infrastructure in new and innovative ways. Software AG is committed to allowing customers to enhance and extend existing applications and continue to use them in modern IT environments while reducing development and maintenance costs.

Software AG's Crossvision Application Designer accelerates and simplifies the design and deployment of rich Internet applications (RIA) with AJAX (Asynchronous JavaScript + XML). With Application Designer, desktop-like capabilities can now be enabled for the browser without requiring developers to code complex JavaScript, HTML or CSS (Cascading Style Sheets). Once applications created using Application Designer are designed and tested, they can be rapidly deployed on a broad range of Java application servers, including Tomcat, JBoss, IBM Websphere, BEA Weblogic and others. Each application can be immediately accessed through browsers and via a Java SWT (Standard Widget Toolkit) client.

Software AG is committed to a standards-based approach to helping customers build Service-Oriented Architectures. The company is a member of the OpenAJAX Alliance, whose mission is to advance the adoption of AJAX. Software AG is also an Add-In member of the Eclipse Foundation.

Download Now!

Software technology to increase the value of enterprise IT systems
Software AG is a global leader in mission-critical software infrastructure solutions based on open standards. At the forefront of advanced Service-Oriented Architecture (SOA), Software AG enables customers to create powerful enterprise applications - especially in heterogeneous IT environments. Software AG's products Adabas, Crossvision, Natural and Tamino help more than 3,000 customers uncover the full potential of their IT and add value to existing systems. With technology from Software AG, enterprises can: create flexible business applications and processes; extend the value and life of core systems; manage data effectively across the enterprise; and control and govern their Service-Oriented Architecture.

Software AG has more than 35 years of global IT experience and over 2,600 employees serving customers in 70 countries. The company is headquartered in Germany and listed on the Frankfurt Stock Exchange (TecDAX, ISIN DE 0003304002 / SOW). Software AG posted total revenues of €483 million (unaudited) in 2006.

Contact:
Software AG
Paul Hughes
Director Media Relations
Uhlandstrasse 12
64297 Darmstadt
Germany
Tel: +49 6151 92-1787
Fax: +49 6151 92-1621
press@softwareag.com
http://www.softwareag.com

or:
Software AG
Norbert Eder
Vice President Corporate Communications
Uhlandstrasse 12
64297 Darmstadt
Germany
Tel: +49 6151 92-1146
Fax: +49 6151 92-1444
press@softwareag.com
http://www.softwareag.com

software AG

PRESS RELEASE

Software AG Announces that MEGA International Joins CentraSite Community

MEGA International's modeling software helps enterprises improve their operational performance by modeling enterprise business strategy, objectives and processes

MEGA's modeling solutions provide business analysts and IT architects with effective business process analysis that can be easily shared and reused

Software AG and MEGA International together shorten the time between business process design and implementation, moving rapidly from defining business objectives to business process automation

MEGA International will present the details of this new solution at the CeBIT 2007 conference in Hanover, Germany March 15-21

Darmstadt, Germany and Paris, France, 12/03/2007

Software AG and MEGA International today announced that MEGA International has become a strategic sponsor of the CentraSite Community. Through its participation in the CentraSite Community, MEGA International can help companies successfully design, implement, manage, and govern a Service-Oriented Architecture (SOA). Specifically, the MEGA Suite lets companies analyze and plan their business processes by providing a multi-layer view of a company's assets: business strategy, operational and IT requirements, IT systems and service specifications. This modeling solution helps business analysts and IT architects understand the effects of process change before implementation, and reduce risk, costs and delays. Together, Software AG and MEGA can shorten the time between business process design and implementation by automating the translation of high-level process analysis into specific business process management (BPM) steps.

MEGA International will integrate the MEGA Suite and CentraSite, the SOA registry/repository jointly developed by Software AG and Fujitsu, to ensure consistent SOA implementations, from business process description to service orchestration. This will allow customers to search for the right services in the CentraSite registry and to reuse existing services in their business process optimization project. In addition, MEGA will help design the orchestration of these services and export service definitions automatically into CentraSite using XPDL. With the MEGA Suite, customers will be able to design services that are clearly related to business functions and technical architecture, thereby eliminating the need and the risk of translating design material from one tool into a SOA implementation tool separately.

"It is becoming widely accepted in many industries that the knowledge provided through enterprise architecture is fundamental for a successful SOA," explained Lucio de Risi, president and CEO of MEGA International. "The MEGA Suite provides all involved stakeholders with the most relevant information about a business - processes, functions, technology, and more. We are delighted to provide CentraSite users with a business compass for their SOA programs."

"We are pleased to welcome MEGA International, a company noted by industry experts in enterprise architecture, as a Strategic Sponsor of the CentraSite Community," commented Dr. Peter Kuerpick, Member of the Board, Software AG. "The CentraSite Community is a unique idea that combines the best and the brightest in the SOA community. "

About the CentraSite Community
The CentraSite Community, founded by Software AG and Fujitsu, is a unique approach to:
1) uniting partners (Sponsors) to deliver standards-based, interoperable SOA solutions; and
2) providing enterprise customers with a single destination for SOA best practices and the latest industry information by leveraging social media tools such as discussion forums, blogs, wikis and RSS feeds.

The CentraSite Community's rapidly growing coalition of Sponsors is committed to delivering on the promise of SOA - interoperability and reuse. The aim of the community is to help enterprises in their endeavors to break down legacy, stove-pipe applications into modular components that can be leveraged across different business lines and units.

CentraSite represents the foundation of the CentraSite Community and serves as the central store that provides enterprises with visibility and control over their SOA assets.

To learn more about CentraSite and the CentraSite Community, visit www.soaworks.com.

Software AG | Uhlandstraße 12 | 64297 Darmstadt | Germany
Software technology to increase the value of enterprise IT systems
Software AG is a global leader in mission-critical software infrastructure solutions based on open standards. At the forefront of advanced Service-Oriented Architecture (SOA), Software AG enables customers to create powerful enterprise applications - especially in heterogeneous IT environments. Software AG's products Adabas, Crossvision, Natural and Tamino help more than 3,000 customers uncover the full potential of their IT and add value to existing systems. With technology from Software AG, enterprises can: create flexible business applications and processes; extend the value and life of core systems; manage data effectively across the enterprise; and control and govern their Service-Oriented Architecture.

Software AG has more than 35 years of global IT experience and over 2,600 employees serving customers in 70 countries. The company is headquartered in Germany and listed on the Frankfurt Stock Exchange (TecDAX, ISIN DE 0003304002 / SOW). Software AG posted total revenues of €483 million (unaudited) in 2006.

MEGA International (www.mega.com), headquartered in Paris, France and founded in 1991, does business in Europe, Asia, North and Latin America through operations and affiliates in the, United Kingdom, United States, Germany, France, Italy, the Netherlands, Canada, Mexico, and recently in Tokyo, Central and Eastern Europe. "MEGA International's clients include; Alitalia, Allianz, British American Tobacco, Crédit Lyonnais, DIRECTV, Morgan Stanley, Nissan, Novartis, Renault, Cardinal Health, Department of Transportation, Department of Homeland Security, USDA, Philip Morris USA, and Wyeth. MEGA is an active contributing member to the OMG and BPMI, and provides solutions for Fortune 2000 companies, several of which are in the Fortune 100, with over 1,800 customers in more than 40 countries and 40.000 licenses worldwide. MEGA delivers more than 15,000 consulting engagement days per year.

Contact:
Software AG
Paul Hughes
Director Media Relations
Uhlandstrasse 12
64297 Darmstadt
Germany
Tel: +49 6151 92-1787
Fax: +49 6151 92-1621
press@softwareag.com
http://www.softwareag.com

or:
Software AG
Norbert Eder
Vice President Corporate Communications
Uhlandstrasse 12
64297 Darmstadt
Germany
Tel: +49 6151 92-1146
Fax: +49 6151 92-1444
press@softwareag.com
http://www.softwareag.com

software AG

PRESS RELEASE

Software AG and alfabet announce joint technology solution for end-to-end SOA planning and governance

alfabet joins the CentraSite Community as strategic sponsor

alfabet's planningIT product analyses how efficiently an enterprise's IT infrastructure supports its business strategy, processes and operations

planningIT also provides an IT impact and cost analysis for introducing business process change

With Software AG's Crossvision Service-Oriented Architecture (SOA) Suite this transparency in IT planning is extended to the full SOA lifecycle

Software AG and alfabet will jointly present the details of this solution at the CeBIT 2007 conference in Hanover, Germany March 15-21

Darmstadt, Berlin, Germany, 15/03/2007

Software AG and alfabet today announced a cooperation to provide end-to-end SOA planning and governance. In addition, alfabet has become a strategic sponsor of the CentraSite Community. Through its participation in the CentraSite Community, alfabet can help companies successfully design, implement, manage and govern a Service-Oriented Architecture (SOA). Specifically, alfabet's planningIT product allows enterprises to perform top-down planning by providing a multi-layer view of a company's IT assets: from business processes, organizational structure and software applications to the systems software and IT server infrastructure. This highlights how efficient and cost effective the IT infrastructure is in supporting business processes and strategy. It also provides an impact and cost analysis for the introduction of any necessary changes. CentraSite, jointly developed by Software AG and Fujitsu, operates on planningIT's planning decisions for service design, implementation and deployment in a runtime environment. After service deployment, reporting facilities track the status, usage and impact of any change to services. This information is returned to planningIT to ensure that the central SOA planning and governance effort is supported by current and complete data.

In implementing advanced Service-Oriented Architecture solutions, enterprises are challenged by many issues: the full integration of existing applications and systems, restructuring the organization into business domains, identifying SOA-relevant business services, composing SOA processes and measuring SOA performance. Enterprises realize that their SOA efforts will provide a significant return on investment when basic enterprise architecture and SOA governance procedures are firmly in place.

"Over the course of several engagements with Global 2000 clients, we saw a common set of needs to consistently plan and govern the creation and maintenance of service oriented architectures from a strategic through to an operational level", said alfabet's CEO Erik Masing. "Downstream integration with CentraSite means that enterprises can now maintain an overview of the evolution of SOA artifacts and service lifecycles based on reliable and consistent visual data and information."

"Our customers are increasingly recognizing the need for services to be planned, governed and developed as part of a broad SOA strategy", said Dr. Peter Kuerpick, Member of the Board, Software AG. "alfabet's planningIT solution is an ideal complement to CentraSite, as it enables services of strategic importance to the enterprise to be readily identified, understood in terms of their architectural context and centrally planned before going into design and implementation phase."

Software AG and alfabet will be showcasing the solution at CeBIT 2007 as part of Software AG's 'Road to SOA' program, Hall 4, Booth A12. To book a product demonstration, please visit the alfabet website: http://www.alfabet.de/planningIT/EVENTS/CEBIT2007/index.htm

About the CentraSite Community
The CentraSite Community, founded by Software AG and Fujitsu, is a unique approach to:
1) uniting partners (Sponsors) to deliver standards-based, interoperable SOA solutions; and
2) providing enterprise customers with a single destination for SOA best practices and the latest industry information by leveraging social media tools such as discussion forums, blogs, wikis and RSS feeds.

The CentraSite Community's rapidly growing coalition of Sponsors is committed to delivering on the promise of SOA - interoperability and reuse. The aim of the community is to help enterprises in their endeavors to break down legacy, stove-pipe applications into modular components that can be leveraged across different business lines and units.

CentraSite is a standards-based registry and repository jointly developed by Fujitsu and Software AG and continuously enhanced by the CentraSite Community Sponsors. CentraSite represents the foundation of the CentraSite Community and serves as the central store that provides enterprises with visibility and control over their SOA assets.

To learn more about CentraSite and the CentraSite Community, visit www.soaworks.com.

Software AG | Uhlandstraße 12 | 64297 Darmstadt | Germany
Software technology to increase the value of enterprise IT systems

Software AG is a global leader in mission-critical software infrastructure solutions based on open standards. At the forefront of advanced Service-Oriented Architecture (SOA), Software AG enables customers to create powerful enterprise applications - especially in heterogeneous IT environments. Software AG's products Adabas, Crossvision, Natural and Tamino help more than 3,000 customers uncover the full potential of their IT and add value to existing systems. With technology from Software AG, enterprises can: create flexible business applications and processes; extend the value and life of core systems; manage data effectively across the enterprise; and control and govern their Service-Oriented Architecture.

Software AG has more than 35 years of global IT experience and over 2,600 employees serving customers in 70 countries. The company is headquartered in Germany and listed on the Frankfurt Stock Exchange (TecDAX, ISIN DE 0003304002 / SOW). Software AG posted total revenues of €483 million (unaudited) in 2006.

---

alfabet AG was established in 1997 in Berlin and provides a standard, integrated software suite planningIT® which empowers enterprises to optimize IT spending and performance and plan IT like a business. The company serves a global user community of 15,000 IT professionals in the automotive, finance, telecommunications, logistics and transport, tourism, chemicals, energy and consulting service industries. Among alfabet's customers are international corporations such as DaimlerChrysler, Credit Suisse, Deutsche Bahn and T-Systems. Leading industry IT research firms like Gartner and Forrester are increasingly recognize alfabet as a contender with a fresh approach.

Contact:
Software AG
Paul Hughes
Director Media Relations
Uhlandstrasse 12
64297 Darmstadt
Germany
Tel: +49 6151 92-1787
Fax: +49 6151 92-1621
press@softwareag.com
http://www.softwareag.com

or:
Software AG
Norbert Eder
Vice President Corporate Communications
Uhlandstrasse 12
64297 Darmstadt
Germany
Tel: +49 6151 92-1146
Fax: +49 6151 92-1444
press@softwareag.com
http://www.softwareag.com

alfabet AG
Anna Cleary
Marketing Manager
Leibnizstr. 53
10629 Berlin
Germany
Tel: +49 (0) 30 880 345 151
Fax: +49 (0) 30 880 345 999
anna.cleary@alfabet.de
http://www.alfabet.de

software AG

PRESS RELEASE

New-look Software AG Announces Latest Strategic Initiatives at CeBIT

Software AG to present the next steps of its recently announced expansion program

The new corporate identity on display, a new look, a new language, a new image

Software AG presents the Active Governance Framework, a new approach to managing a Service-Oriented Architecture (SOA), in its market leading SOA Suite Crossvision

Also premiered at CeBIT is the SOA Value Assessment, enabling organisations to identify where SOA can deliver the biggest value to business

New CentraSite Community member: Novell Inc.

New customers; Scandinavian Airline Systems and the Danish Commerce and Companies Agency presented at Software AG's press conference

Hanover, Germany, 15/03/2007

Software AG is back at the world's biggest trade show for information technology and communications, at CeBIT in Hanover, for the first time in three years. The company will be presenting the next steps in implementing its recently announced growth plan to double revenue to over €1 billion within five years. Software AG is introducing its new communications approach in the first public appearance of the most comprehensive brand update in the company's 37-year history.

Also, with the Active Governance Framework, Software AG presents a new approach to controlling a SOA infrastructure and takes a further step towards SOA market leadership. The Active Governance Framework optimizes the control and governance of a Service-Oriented Architecture. SOA marks a major paradigm change in the way IT supports a company's business strategy. It provides a more flexible, adaptable and cost effective IT infrastructure allowing companies to implement strategy at an accelerated pace.

Also demonstrated at CeBIT is a new service, the SOA Value Assessment, to help companies identify where SOA could deliver the biggest business impact and calculate their individual SOA benefits. This service brings IT and business together and allows them to develop a joint strategy on how they want to leverage SOA as a key differentiator. Solutions developed with new partners Novell Inc. and alphabet will be shown and customer cases from Scandinavian Airline Systems and the Danish Commerce and Companies Agency presented at the Software AG's press conference.

SOA Governance:
SOA governance is the key factor to overall SOA and business success. The key to SOA governance is the Active Governance Framework. This provides the control and governance of the entire SOA Life-cycle. A well-founded and executed SOA Governance avoids the "chaotic growth" of an enterprise's SOA and allows an organization to supervise and manage the entire SOA lifecycle.

Software AG will also present the SOA Value Assessment, a comprehensive process that will allow organizations to explore the different areas of SOA, analyze their impact and measure their benefits. The SOA Value Assessment is of particular use to Business analysts and SOA architects. The resulting report will help the CIO to explain the benefits of SOA to his business peers.

In addition at its CeBIT press conference, Software AG announced that Novell Inc. has joined the CentraSite Community. The combination of Novell Identity Management and CentraSite lays the groundwork for secure identity management solutions within a SOA. Security and SOA Governance are two key issues to be addressed in implementing advanced SOA solutions.

"Speaking a common language for business and IT" sums up Software AG's new guiding principle, the basis for the global brand renewal campaign. The result can be seen in "The Road to SOA" presented at stands A11 and A12 in Hall 4.

Software AG | Uhlandstraße 12 | 64297 Darmstadt | Germany
Software technology to increase the value of enterprise IT systems
Software AG is a global leader in mission-critical software infrastructure solutions based on open standards. At the forefront of advanced Service-Oriented Architecture (SOA), Software AG enables customers to create powerful enterprise applications - especially in heterogeneous IT environments. Software AG's products Adabas, Crossvision, Natural and Tamino help more than 3,000 customers uncover the full potential of their IT and add value to existing systems. With technology from Software AG, enterprises can: create flexible business applications and processes; extend the value and life of core systems; manage data effectively across the enterprise; and control and govern their Service-Oriented Architecture.

Software AG has more than 35 years of global IT experience and over 2,600 employees serving customers in 70 countries. The company is headquartered in Germany and listed on the Frankfurt Stock Exchange (TecDAX, ISIN DE 0003304002 / SOW). Software AG posted total revenues of €483 million (unaudited) in 2006.

Contact:
Software AG
Paul Hughes
Director Media Relations
Uhlandstrasse 12
64297 Darmstadt
Germany
Tel: +49 6151 92-1787
Fax: +49 6151 92-1621
press@softwareag.com
http://www.softwareag.com

or:
Software AG
Norbert Eder
Vice President Corporate Communications
Uhlandstrasse 12
64297 Darmstadt
Germany
Tel: +49 6151 92-1146
Fax: +49 6151 92-1444
press@softwareag.com
http://www.softwareag.com

PRESS RELEASE

Software AG Acquires SPL Software of Israel

Darmstadt, Germany, 21/03/2007

Software AG today announced a direct presence in Israel with the acquisition of an 80% share in its distributor SPL Software as of April 1st, 2007. The fully cash transaction has a value of $61.6 million (€46.3 million). SPL Software, currently wholly owned by Silverboim, has been a Software AG distributor for 30 years and has a well established reputation in delivering high performance business solutions in banking, insurance and utilities as well as the public sector. Silverboim continues to hold 20% of SPL Software allowing the company to continue to utilize its extensive institutional contacts. This acquisition is a further step in Software AG's strategy of expanding its direct market presence to better deliver customer specific Service-Oriented Architecture (SOA) solutions. It follows recent expansion in Latin America, Japan and South Africa.

"Achieving a controlling interest in a strong, stable and profitable company such as SPL Software is an attractive opportunity for Software AG", said Software AG CEO Karl-Heinz Streibich, "It enables us to establish direct customer relationships, extend our business and utilize the experience and contacts of the existing management team. Strong customer relationships form the basis of our Service-Oriented Architecture (SOA) approach to Legacy Modernization and Business Integration, in addition to our unique software development capabilities".

SPL Software has been operating in Israel for 30 years as Software AG's exclusive representative. Based on Software AG's state of the art software infrastructure technology, including the Aadabas 2006 database software, the Natural 2006 developer's programming language, and the SOA Crossvision Suite, SPL has developed advanced technology-based business solutions for its clients. SPL's solutions are deployed in Israel's leading organizations, including banks, insurance companies, telecommunications service providers, industrial concerns and government offices. Altogether more than 80 organizations rely on Software AG products or SPL services.

"The transfer of the controlling interest to a leading international company like Software AG will take SPL to a global level." said Zvi Barinboim of Silverboim, "We have had a long and fruitful relationship and with our combined capabilities I look forward to growing our business further.

SPL Software currently has around 300 employees and accounted revenue of the equivalent of €28 million in 2006. Of this, more than 40% was product revenue and close to 60% from customized software solutions and services. SPL recently focused on the Financial Services sector which is expected to return strong growth in 2007. SPL Software's customers include Bank Leumi, Bank Hepialid, Migdal Insurance of the Generally Group and Bank Mizrahi Tfachot.

Software AG recently announced a major expansion program with the goal of more than doubling revenue to €1 billion by 2011. The acquisition of SPL Software is a further step in implementing this expansion program and is expected to add €20 million revenue in 2007 with full support of Software AG's margin target of 24% (EBIT). The forecasted growth in revenue for 2007 is raised from 10% to 14%. The Earnings per Share (EPS) impact will be around €0.10 cents per share pushing the target EPS to a range of €3.00 to €3.20 in 2007.

Software AG | Uhlandstraße 12 | 64297 Darmstadt | Germany
Software technology to increase the value of enterprise IT systems
Software AG is a global leader in mission-critical software infrastructure solutions based on open standards. At the forefront of advanced Service-Oriented Architecture (SOA), Software AG enables customers to create powerful enterprise applications - especially in heterogeneous IT environments. Software AG's products Adabas, Crossvision, Natural and Tamino help more than 3,000 customers uncover the full potential of their IT and add value to existing systems. With technology from Software AG, enterprises can: create flexible business applications and processes; extend the value and life of core systems; manage data effectively across the enterprise; and control and govern their Service-Oriented Architecture.

Software AG has more than 35 years of global IT experience and over 2,600 employees serving customers in 70 countries. The company is headquartered in Germany and listed on the Frankfurt Stock Exchange (TecDAX, ISIN DE 0003304002 / SOW). Software AG posted total revenues of €483 million in 2006.

Contact:
Software AG
Paul Hughes
Director Media Relations
Uhlandstrasse 12
64297 Darmstadt
Germany
Tel: +49 6151 92-1787
Fax: +49 6151 92-1621
press@softwareag.com
http://www.softwareag.com

or:
Software AG
Norbert Eder
Vice President Corporate Communications
Uhlandstrasse 12
64297 Darmstadt
Germany
Tel: +49 6151 92-1146
Fax: +49 6151 92-1444
press@softwareag.com
http://www.softwareag.com

software AG

PRESS RELEASE

Software AG to Acquire webMethods, Inc.

Establishes Leadership in High Growth SOA / BPM Market

Major Step Towards Stated Goal of €1 Billion Software Company

Darmstadt, Germany and Fairfax, Va., USA, 05/04/2007

Software AG (TecDAX, ISIN DE 0003304002 / SOW), Europe's largest systems software and Service-Oriented Architecture (SOA) provider, and webMethods, Inc. (NASDAQ: WEBM), a leading business integration and optimization software company, today announced that they have entered into a definitive agreement for Software AG to acquire webMethods in a cash tender offer for $9.15 per share or approximately $546 million.

This transaction will significantly strengthen the combined company's leadership in the fast-growing SOA and Business Process Management (BPM) markets. Together, the companies bring an expanded product portfolio to a global customer base of over 4,000 organizations and 100 partners in complementary geographies around the globe. Specifically, Software AG will more than double its customer base in North America. This combination also brings complementary industry strengths and minimal customer overlap, providing immediate and mutual access to additional customer segments, particularly in financial services, manufacturing and the public sector. This acquisition builds on the strong reputations and market positions of both companies and is a major step in Software AG's recently announced plans to more than double its revenue to €1 billion (USD $1.3 billion).

The acquisition will create an industry-leading SOA and BPM product portfolio with unmatched depth and breadth. The portfolio spans SOA Governance & Enablement, BPM and Business Activity Monitoring, Application Integration and Legacy Modernization capabilities.

"This acquisition clearly positions Software AG as one of the global leaders in SOA and BPM. Combining our product portfolio and sales team with those of webMethods gives us a major foothold in the critical North American market," said Karl-Heinz Streibich, CEO of Software AG. "webMethods' Fabric product family combined with Software AG's Crossvision SOA suite will provide an end-to-end SOA solution that allows our combined client base to more effectively create, manage and govern their business processes. Together we will be creating truly advanced SOA solutions. We look forward to working with webMethods' talented team of professionals throughout their organization."

"By joining forces with Software AG, we're able to fully capitalize on the highly differentiated and market leading position that we've established for our products within the business integration, SOA and BPM markets. Customers will benefit significantly from the greatly expanded product and service portfolio that we will be able to offer them. This combination will provide additional opportunities through our shared partner network, our combined geographical strengths and our complementary business models," said David Mitchell, president and CEO, webMethods, Inc.

Given the complementary nature of Software AG's and webMethods' businesses, Software AG expects to recognize synergies through both revenue enhancement and cost savings. "We expect this transaction to be strongly accretive to Software AG's operating earnings from 2008 onwards," said Software AG's CFO Arnd Zinnhardt. "Software AG looks forward to bringing our demonstrated track-record for growth and profitability to the combined company."

The transaction has been approved by the Supervisory Board of Software AG. webMethods' Board of Directors has also approved the transaction and will recommend that their shareholders accept the offer. The transaction is subject to customary closing conditions, including regulatory approvals, and is expected to close during the second quarter of 2007.

Arma Partners acted as financial advisor to Software AG, and Bear Stearns & Co., Inc. served as financial advisor to webMethods and provided a fairness opinion to webMethods' Board of Directors. Davis Polk & Wardwell acted as legal advisor to Software AG and Morrison & Foerster, LLP acted as legal advisor to webMethods.

Conference Call/Webcast Information

There will be an analyst and investor conference call conducted by both management teams to discuss the transaction today at 9 a.m. Eastern. This call is open to journalists. To participate in the conference call, US callers can dial (877) 296-2302 and callers outside of the US can dial +1(706) 634-9628, passcode 4886198. A replay will be available until April 12, 2007 at 11:59 p.m. ET for US callers at (800) 642-1687 or +1(706) 645-9291 for callers outside of the US, pass code 4886198. A live web cast of the conference call will also be available at www.softwareag.com and www.webmethods.com, with a replay available for those unable to attend the live session.

Important Information

The tender offer for the outstanding shares of common stock of webMethods has not yet commenced. No statement in this announcement is an offer to purchase or a solicitation of an offer to sell securities. Investors and security holders are urged to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer referred to in this press release when they become available because they will contain important information. The tender offer statement will be filed by Software AG with the U.S. Securities Exchange Commission ("SEC"). A solicitation/recommendation statement with respect to the tender offer will be filed by webMethods with the SEC. Investors and security holders will be able to obtain a copy of these statements free of charge at the website maintained by the SEC at www.sec.gov. In addition, the tender offer statement

and other documents filed with the SEC by Software AG will be available free of charge by contacting Morrow & Co., the information agent for the tender offer, toll free at (800) 662-5200 or by e-mail at tender.info@morrowco.com, and the solicitation/recommendation statement and other documents filed with the SEC by webMethods will be available free of charge by contacting webMethods Investor Relations at (703) 460-5822.

Forward-Looking Statements

This press release and the conference call announced in it contain forward-looking statements that involve risks, uncertainties and assumptions. If such risks or uncertainties materialize or such assumptions prove incorrect, actual results could differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the anticipated timing of filings and approvals relating to the transaction; the expected timing of the completion of the transaction; the expected benefits and costs of the transaction; management plans relating to the transaction; the ability to complete the transaction considering the various closing conditions, including those conditions related to antitrust regulations; any projections of earnings, revenues, synergies, accretion, margins or other financial items; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include risks related to the timing or ultimate completion of the transaction; the possibility that expected benefits may not materialize as expected; that, prior to the completion of the transaction, webMethod's business may not perform as expected due to uncertainty; that the parties are unable to successfully implement integration strategies; and other risks and uncertainties that are beyond the control of Software AG and webMethods. Software AG and webMethods disclaim any obligation to update or correct any forward-looking statements made herein due to the occurrence of events after the issuance of this press release.

Software AG | Uhlandstraße 12 | 64297 Darmstadt | Germany
Software technology to increase the value of enterprise IT systems.
Software AG is a global leader in mission-critical software infrastructure solutions based on open standards. At the forefront of advanced Service-Oriented Architecture (SOA), Software AG enables customers to create powerful enterprise applications - especially in heterogeneous IT environments. Software AG's products Adabas, Crossvision, Natural and Tamino help more than 3,000 customers uncover the full potential of their IT and add value to existing systems. With technology from Software AG, enterprises can: create flexible business applications and processes; extend the value and life of core systems; manage data effectively across the enterprise; and control and govern their Service-Oriented Architecture.

Software AG has more than 35 years of global IT experience and over 2,600 employees serving customers in 70 countries. The company is headquartered in Germany and listed on the Frankfurt Stock Exchange (TecDAX, ISIN DE 0003304002 / SOW). Software AG posted total revenues of €483 million in 2006.

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webMethods (Nasdaq: WEBM) provides business integration software to integrate, assemble and optimize available IT assets to drive business process productivity. webMethods delivers an innovative, enterprise-class business integration platform that incorporates proven integration technology with next generation capabilities into one interoperable set of tools that delivers a unique combination of efficiency, agility and control. webMethods combines industry leadership with a zealous commitment to customers to deliver tangible business value to more than 1,500 global customers. webMethods is headquartered in Fairfax, Va., with offices throughout the U.S., Europe, Asia Pacific and Japan.

Contact:
Software AG
Norbert Eder
Vice President Corporate Communications
Uhlandstrasse 12
64297 Darmstadt
Germany
Tel: +49 6151 92-1146
Fax: +49 6151 92-1444
press@softwareag.com
http://www.softwareag.com

or:
Software AG
Paul Hughes
Director Media Relations
Uhlandstrasse 12
64297 Darmstadt
Germany
Tel: +49 6151 92-1787
Fax: +49 6151 92-1621
press@softwareag.com
http://www.softwareag.com

webMethods
John Conley
Director of Public Relations
United States
Tel: +1 703 460-5996
John.Conley@webmethods.com
http://www.webmethods.com

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